CIBC Annual Accountability Report

Canadian Breast Cancer Foundation
CIBC Run for the Cure

CIBC Youthvision Scholarship Program

CIBC World Markets Miracle Day

2008

CIBC

For what matters.

CIBC Annual Accountability Report “CIBC is committed to supporting causes that matter to our clients, our employees and our communities” 2008

In this Report

2008 Review

1	Corporate Profile
2	Financial Highlights
3	Chairman’s Letter
4	Chief Executive Officer’s Letter
6	Our Balanced Scorecard
32	Governance
35	Board of Directors
35	Senior Executive Team and Senior Officers
36	Functional Groups
56	Business Overviews
178	Global Reporting Indicators

Public Accountability Statement

15	Overview and Affiliates
16	Our Clients
20	Our Employees
24	Our Communities
28	Our Environment
170	Branch Openings and Closings
170	ABM Installations and Removals
171	Debt Financing to Firms in Canada
172	Employment in Canada
172	Taxes in Canada
173	Community Contributions
180	Contact Information

Management’s Discussion and Analysis

37	A Note about Forward-looking Statements
38	Overview
42	Run-off Businesses and Other Selected Activities
50	Financial Performance Review
56	Business Overview – CIBC Retail Markets
59	Business Overview – CIBC World Markets
62	Financial Condition
70	Management of Risk
84	Accounting and Control Matters

Financial Results

91	Financial Reporting Responsibility
92	Independent Auditors’ Reports to Shareholders
94	Consolidated Financial Statements
99	Notes to the Consolidated Financial Statements
156	Principal Subsidiaries
157	Supplementary Annual Financial Information
164	Quarterly Review
165	Ten-year Statistical Review

Shareholder and Other Information

167	Glossary
179	Shareholder Information
CIBC Annual Accountability Report 2008

Corporate Profile
CIBC is a leading North American financial institution serving clients in Canada and around the world. Through our distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to almost 11 million individual, small business and commercial banking clients and meets the financial needs of corporate and institutional clients. At October 31, 2008, CIBC’s market capitalization was $20.8 billion and our Tier 1 capital ratio was 10.5%.
Consistent and sustainable performance over the long term
Who we are: CIBC is focused on helping clients meet their financial needs and achieve what matters to them. Our ability to develop deep and long-lasting relationships with clients and to generate long-term growth for shareholders is driven by a business culture based on common values: Trust, Teamwork and Accountability.
Where we’re going: Our vision is to be the leader in client relationships. Our mission is to fulfill the commitments we have made to each of our stakeholders:
–	Help our clients achieve what matters to them

–	Create a positive employee experience

–	Make a difference in our communities

–	Generate strong total returns for our shareholders
Strategic imperative: CIBC’s objective is consistent and sustainable performance over the long term.
Strategic priorities: In 2009, we remain focused on our three priorities:
–	Business strength

–	Productivity

–	Balance sheet strength and capital usage
Performance measurement: Disciplined measurement of our performance is critical to our long-term success. We have detailed measures to track our progress over the medium and longer term. Our balanced scorecard objectives and results are detailed on pages 6 and 7.
2008 Highlights
Clients
–	Further enhanced the CIBC client experience by offering greater flexibility, access and choice for clients with 61 new branch locations underway and extended service hours, including announcing the introduction of Sunday banking at 45 locations, Saturday hours at 48 additional branches, and evening hours at many additional branches
Employees
–	Achieved an increase in the Employee Commitment Index for the third consecutive year, the highest score earned since the index was introduced in 1998

–	Launched a new employment brand, “What matters to me”, to more fully engage employees and differentiate CIBC in the marketplace

–	Introduced an Employee Ombudsman office to provide an additional level of support and assistance for employees
Communities
–	Contributed $27 million to communities across Canada

–	2008 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $28.5 million to help create a future without breast cancer

–	Raised more than $10 million globally through the CIBC World Markets Miracle Day on December 5, 2007
Shareholders
–	Paid dividends per common share of $3.48

–	Enhanced our strong capital position, providing CIBC with a strong foundation for future growth

Common Share Dividends	Tier 1 Capital Ratio
($)	(%)

CIBC has increased its common share dividend by 58% over the past four years.	CIBC’s Tier 1 capital ratio of 10.5% is one of the highest among North American banks.

CIBC Annual Accountability Report 2008	1

Financial Highlights 2008

As at or for the year ended October 31	2008	2007	2006	2005	2004

Common share information
Per share — basic (loss) earnings	$(5.89)	$9.30	$7.50	$(0.46)	$5.60
— diluted (loss) earnings(1)	(5.89)	9.21	7.43	(0.46)	5.53
— cash diluted (loss) earnings(2)	(5.80)	9.30	7.49	(0.44)	5.57
— dividends	3.48	3.11	2.76	2.66	2.20
Share price — closing	54.66	102.00	87.60	72.20	73.90
Shares outstanding (thousands) — end of period	380,805	334,989	335,977	334,008	347,488
Market capitalization ($ millions)	$20,815	$34,169	$29,432	$24,115	$25,679

Value measures
Price to earnings multiple (12 month trailing)	n/m	11.1	11.8	n/m	13.4
Dividend yield (based on closing share price)	6.4%	3.0%	3.2%	3.7%	3.0%
Dividend payout ratio	n/m	33.4%	36.8%	n/m	39.2%

Financial results ($ millions)
Total revenue	$3,714	$12,066	$11,351	$12,498	$11,831
Total revenue (TEB)(2)	3,902	12,363	11,575	12,689	11,981
Provision for credit losses	773	603	548	706	628
Non-interest expenses	7,201	7,612	7,488	10,865	8,307
Net (loss) income	(2,060)	3,296	2,646	(32)	2,091

Financial measures
Efficiency ratio	n/m	63.1%	66.0%	86.9%	70.2%
Cash efficiency ratio (TEB)(2)	n/m	61.3%	64.4%	85.5%	69.2%
Return on equity	(19.4)%	28.7%	27.9%	(1.6)%	18.7%
Net interest margin	1.51%	1.39%	1.52%	1.71%	1.87%
Total shareholder return	(43.5)%	20.2%	25.6%	1.3%	29.0%

Balance sheet information ($ millions)
Loans and acceptances	$180,323	$170,678	$151,916	$146,902	$142,282
Total assets	353,930	342,178	303,984	280,370	278,764
Deposits	232,952	231,672	202,891	192,734	190,577
Common shareholders’ equity	11,200	11,158	9,941	8,350	10,397

Balance sheet quality measures
Common equity to risk-weighted assets(3)	9.5%	8.8%	8.7%	7.2%	9.0%
Risk-weighted assets ($ billions)(3)	$117.9	$127.4	$114.8	$116.3	$115.9
Tier 1 capital ratio(3)	10.5%	9.7%	10.4%	8.5%	10.5%
Total capital ratio(3)	15.4%	13.9%	14.5%	12.7%	12.8%

Other information
Retail/wholesale ratio(4)	65%/35%	73%/27%	72%/28%	70%/30%	72%/28%
Regular workforce headcount	39,698	40,457	37,016	37,308	37,281

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	For additional information, see the “Non-GAAP measures” section in the MD&A.

(3)	Beginning 2008, these measures are based upon Basel II framework, whereas the prior years were based upon Basel I methodology.

(4) Ratio represents the amount of capital attributed to CIBC Retail Markets and CIBC World Markets as of the end of the year.

n/m	Not meaningful due to the net loss in the year.

Earnings (loss) per share (EPS) ($)	Return on equity (ROE) (%)	Tier 1 capital ratio (%)

Loss per share in 2008 was $(5.89) compared with diluted EPS of $9.21 in 2007. Diluted EPS is calculated as net income less preferred share dividends and premium on redemptions, divided by the weighted-average number of diluted common shares.
	ROE was (19.4)% in 2008, compared with 28.7% in 2007. ROE is a key measure of profitability. It is calculated as net income less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.	CIBC’s Tier 1 capital ratio was 10.5% in 2008 compared with 9.7% in 2007, ahead of CIBC’s target of 8.5% and ahead of the regulatory requirement of 7.0%. The Tier 1 capital ratio is calculated by dividing Tier 1 capital by risk-weighted assets.

2	CIBC Annual Accountability Report 2008

Chairman’s Letter William A. Etherington Chair of the Board
Without question, 2008 was a very challenging year for the financial services industry worldwide. The credit crisis tested not only CIBC, but also financial institutions and markets globally.
Responding quickly by taking action
While our 2008 financial performance is not aligned with our strategy, CIBC acted quickly, taking definitive action to ensure a strong capital position so as to maintain investor and client confidence.
     In addition, the Board’s highest priority this year has been an increased focus on risk management capabilities and processes within management and the Board.
Enhancing Risk Management oversight
One of the first things we did was to re-examine the way we manage risk and to be more explicit about our risk appetite and objectives, using a number of external advisors. It was important for us to establish a risk profile that better aligned with our strategic priority of consistent, sustainable earnings and our focus on developing deep and long-lasting relationships with clients.
     In support of this objective, we approved a risk appetite statement that supports a risk culture across the organization that is aligned with our broader strategic objectives. We determined that we want CIBC to be a financial institution that delivers high quality earnings while maintaining a lower than average risk profile. This statement outlines fundamental principles that guide us in day-to-day operations as well as in making major strategic decisions down the road.
     To effectively meet this risk objective, the Board supported management in major reorganizations and new leadership within the Risk Management department and CIBC World Markets and a complete review of CIBC World Markets businesses to ensure they are aligned to our risk appetite. World class skills were recruited internally and externally to upgrade our team capabilities.
     The Board recognizes that — as a bank — we do need to take risk to achieve our profitability and growth objectives and build value for our shareholders. But we also recognize that we need to take the right kinds of risk and operate in risk areas where we have expertise and a competitive edge.
Committed to leading governance practices
Effective risk management is directly linked with good governance where your Board has a longstanding commitment to leadership.
     Our governance achievements continue to be recognized by a number of external organizations renowned for their assessment of responsible businesses. For example, we received an overall global rating from GovernanceMetrics International that is better than 94% of our global banking sector peers.
     CIBC’s investment in strong governance practices will serve us well in the coming years.
Focused on shareholder confidence
I would like to take this opportunity to thank our shareholders for their continued trust in CIBC. We don’t take this trust lightly. Our focus is on maintaining the security of our franchise and the confidence of our investors. We have worked hard to align our risk management and governance philosophies with our broader strategic objectives to find the right balance to achieve growth and deliver sustainable shareholder value.
     On behalf of the Board, I would also like to extend our appreciation to Gerry McCaughey, as well as all the employees and management of CIBC for aggressively responding to these difficult times on behalf of our clients and shareholders.
     On a personal note, I would like to thank all our stakeholders for their support over the past 15 years as I served first as a director and then as Lead Director and Board Chair. Since the term for a CIBC Chair is limited to five years, your Board will focus in 2009 on the effective transition to a new Chair who will assume Board leadership of an institution well positioned for success.

CIBC Annual Accountability Report 2008	3

Chief Executive Officer’s Letter Gerald T. McCaughey President and Chief Executive Officer
2008 was a year of challenge and change for the global financial services industry.
     As the year unfolded, the downturn in the U.S. residential mortgage market that began in 2007 deteriorated into broader-based stress within the world financial services sector. However, there has been unprecedented policy response from central banks and governments around the world.
     Against this backdrop, CIBC reported a loss for the year of $2.1 billion as a result of losses within our structured credit run-off business.
CIBC has taken action
While our 2008 performance is not aligned to our strategic imperative of consistent and sustainable earnings, CIBC took action throughout the latter part of 2007 and 2008, to position the bank for potential emerging challenges in the environment.
•	Further emphasized our focus on capital strength and managed our capital position to conclude 2008 with a Tier 1 capital ratio of 10.5%

•	Placed our structured credit business in run-off to focus our efforts to reduce risk in that area

•	Exited non-core businesses that did not align with our risk posture and strategy

•	Enhanced talent and experience within our executive management team

•	Issued $2.9 billion of common equity

•	Continued to invest in our retail franchise, CIBC Retail Markets

•	Refocused our CIBC World Markets strategy on four core businesses

•	Strengthened our risk capabilities

•	Strengthened our funding profile through new public issuance, private securitized issuance and reduced needs

•	Completed several transactions with various counterparties to reduce our remaining U.S. residential mortgage market exposure
As a result of these steps, CIBC heads into 2009 in a position of capital strength.
Capital strength
In my 2007 letter, I noted that our emphasis going into 2008 was on balance sheet strength, given the environment at that time and the difficulty in anticipating when market conditions might stabilize or improve.
     In January of 2008, we raised $2.9 billion of common equity against this uncertainty. Our capital raise, together with business exits, ongoing earnings and asset reduction initiatives, contributed to our strong Tier 1 capital ratio of 10.5% and higher common equity of $11.2 billion at the end of 2008. Our Tier 1 capital ratio exceeds regulatory requirements of 7% and is among the strongest of the major commercial banks in North America.
     During 2008, a major area of focus was building capital and reducing our structured credit run-off exposure as market conditions deteriorated. As we head into 2009, risk in this portfolio has been reduced.
•	Write-downs, exited positions and regular amortization have reduced the portfolio

•	Transactions completed with various counter-parties will mitigate declines in the value of U.S. residential mortgage market securities

•	Risk-weighted assets assigned to remaining financial guarantor receivables are included in our Tier 1 capital ratio at October 31, partially reducing the impact on capital of future charges

•	Industry accounting changes that recognize the strong credit quality of our non-U.S. residential mortgage market exposures within our structured credit run-off book have reduced volatility in this area
Capital strength will remain a key priority for CIBC in 2009.
Business strength
While emphasizing balance sheet strength and the run-off of structured credit, we have also been focused on CIBC’s core businesses.

4	CIBC Annual Accountability Report 2008

Chief Executive Officer’s Letter
     CIBC Retail Markets, our largest business, reported net income in 2008 of $2.3 billion. Profitability was supported by volume growth and expense discipline.
     The fundamentals of our retail business are solid. Through the market turmoil of the past year, we maintained market share in key areas while investing in our distribution, advisory and product capabilities.
     Our branch network in Canada has long been an area of strength for CIBC. To date, we have opened eight new branches, with another 40 planned in 2009, as part of our strategic plan to invest $280 million to build, relocate and expand over 70 branches across the country by 2011. At the same time, we continue to increase our investment in ongoing branch upgrades, longer branch hours, upgrades to our ABM network and telephone banking capacity. These investments will ensure the continued strength and long-term growth of our platform.
     In the area of advice, CIBC remains a market leader in Canada. CIBC Wood Gundy holds a strong number two position in the full-service brokerage segment and Imperial Service represents the largest, fully-licensed and accredited branch-based advisory network in the industry.
     Loyalty programs are an important part of our retail strategy. CIBC has a long history of success and market leadership in this area through our Aeroplan relationship. During 2008, we strengthened our position in loyalty rewards by expanding Aeroplan Miles to new products, such as the CIBC Unlimited chequing account.
     In summary, CIBC Retail Markets continues to make progress and the investments we are making in our retail business provide opportunities for future growth.
     CIBC World Markets reported a net loss of $4.2 billion as a result of the structured credit write-downs.
     Over the past year, we took action to refocus CIBC World Markets on its core strengths. Our first priority was to sell or exit businesses that did not align with CIBC’s strategic imperative of consistent and sustainable performance over the long term.
•	We sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses to Oppenheimer Holdings Inc.

•	We exited our leveraged finance activities in London

•	Our structured credit business was placed in run-off under the leadership of a separate management team to give these efforts greater focus

•	We reduced other non-core activities, including derivatives trading and our asset-backed commercial paper conduits

•	We reduced total staffing levels in CIBC World Markets by 44%, including business sales and exits
Under a new management team, we have renewed our CIBC World Markets strategy around four core businesses — global equities; fixed income and currencies; investment, corporate and merchant banking; and real estate finance. Each of these businesses has a history of earnings stability, risk control, effective management and client focus.
     Moving forward, CIBC World Markets has set a financial objective in support of its goal of greater earnings consistency, with a target to achieve annual net income over the medium-term of $300 million to $500 million from its continuing businesses.
Productivity
CIBC achieved further improvements in 2008 in the area of productivity. Our target for 2008 was to hold expenses flat relative to the fourth quarter of 2006, excluding FirstCaribbean and our exited/sold businesses.
     For the third consecutive year, we exceeded our annual expense target. Reported non-interest expenses for 2008 were $7.2 billion, compared with annualized 2006 fourth quarter expenses of $7.6 billion. These numbers include expenses related to FirstCaribbean and exited/sold businesses of $555 million and $464 million, respectively.
     In 2009, we expect further opportunities to maintain expense discipline, particularly from reducing trailing infrastructure expenses associated with our business exits. We are placing equal emphasis on achieving revenue improvements. Over time, we expect our focus on improving revenue and expense discipline will support our strategic productivity target of a median cost to income ratio among our peer group.
     In summary, 2008 was a period of challenge and change for CIBC and the financial services industry overall. While the outlook for the environment in 2009 is uncertain, our actions over the past year have strengthened CIBC for the long term. I would like to thank all of our employees for their professionalism, dedication and contribution. CIBC is stronger because of their leadership and commitment to our clients, our shareholders and our communities.

CIBC Annual Accountability Report 2008	5

Senior Executive Team

Gerry McCaughey	Sonia Baxendale	Michael Capatides	Ron Lalonde
President and	Senior Executive	Chief Administrative Officer	Senior Executive
Chief Executive Officer CIBC	Vice-President CIBC Retail Markets	and General Counsel Administration	Vice-President Technology and Operations

Our Balanced Scorecard
Financial Measures

	Medium-term objectives	2008 Results	Comments
Earnings Per Share (EPS) Growth	Diluted EPS growth of 5–10% per annum, on average, over the next 3–5 years.	2008 loss per share of $5.89 compared to 2007 EPS of $9.21	EPS was affected by items discussed in the MD&A, Overview section.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	(19.4)%	ROE was affected by items discussed in the MD&A, Overview section.

Capital Strength	Tier 1 capital ratio target of 8.5%. Total capital ratio target of 11.5%.	Tier 1 capital ratio: 10.5% Total capital ratio: 15.4%	Capital ratios were well above our targets.

Business Mix	At least 75% retail (as measured by economic capital). Going forward, CIBC World Markets has an objective to achieve annual net income between $300 and $500 million over the medium-term from its continuing businesses.	65%/35% retail/wholesale	Business mix was affected by capital allocated to the structured credit run-off portfolio.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio: 42 basis points	Loan loss performance was better than our objective.

	Maintain the carrying value of our merchant banking portfolio below $1.2 billion.(1)	Merchant banking portfolio: $1.1 billion	The carrying value of our merchant banking portfolio remains below our target.

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(2)).	Cash efficiency ratio (TEB)(2): 183.5%	Cash efficiency ratio was affected by items discussed in the MD&A, Overview section.

	Hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding our exited businesses and FirstCaribbean (annualized 2006 fourth quarter expenses of $7,568 million includes annualized 2006 fourth quarter expenses related to exited/sold businesses of $464 million, and no expenses related to FirstCarribean).	Non-interest expenses of $7,201 million (includes expenses related to exited businesses of $183 million and FirstCaribbean expenses of $372 million)	We achieved our expense target.

Dividend Payout Ratio	40%–50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio: > 100%	Dividend payout ratio was affected by items discussed in the MD&A, Overview section.

Total Shareholder Return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended October 31, 2008: CIBC: 11.4% Index: 43.7%	We underperformed in 2008 as a result of our structured credit exposures.

(1)	Going forward, we are withdrawing this objective from our Balanced Scorecard.

(2)	For additional information, see the “Non-GAAP measures” section of the MD&A.

6	CIBC Annual Accountability Report 2008

Richard Nesbitt	Richard Venn	David Williamson	Tom Woods
Chairman and Chief Executive Officer CIBC World Markets	Senior Executive Vice-President Corporate Development	Senior Executive Vice-President and Chief Financial Officer Finance	Senior Executive Vice-President and Chief Risk Officer Risk Management

Non-Financial Measures

	Objectives	Accomplishments
Clients	To be the leader in client relationships	-	Improved banking services for diverse client groups
		-	Enhanced accessibility for clients with special needs

Employees	Create a positive employee experience in an environment where employees can excel	-	Selected as one of Canada’s “Best Employers for New Canadians for 2008” for creating a workplace that supports newcomers as they establish careers in their new country
		-	Launched a new employment brand, “What matters to me”, to more fully engage employees and differentiate CIBC in the marketplace
		-	Achieved an increase in the Employee Commitment Index for the third consecutive year, the highest score earned since the original index was introduced in 1998

Community	Make a difference in our communities	-	Contributed $27 million to communities in Canada
		-	2008 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $28.5 million to help create a future without breast cancer
		-	Raised more than $10 million on CIBC World Markets Miracle Day, December 5th, 2007
		-	Contributed $7.8 million to the 2007 United Way campaign

Environment	Demonstrate environmental responsibility in all activities	-	Switched Canadian paper stocks to sustainable sources certified by the Forest Stewardship Council (FSC), including internal copy, print and fax paper; started transition to FSC–certified paper for commercial/financial print, business forms, client account statements, envelopes, and direct mail
		-	Recognized as a Climate Disclosure Leader, one of only five low carbon impact sector companies in the 15-company leadership group per the Carbon Disclosure Project Report 2008-Canada 200 prepared by the Conference Board of Canada

Governance	To be a leader in governance practices	-	Achieved an overall global rating from GovernanceMetrics International that is better than 94% of global banking sector peers
		-	Recognized by the Canadian Coalition for Good Governance for the presentation and readability of information in our 2008 Management Proxy Circular

A constituent of the Dow Jones Sustainability World Index for seven consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005	Listed on the FTSE4Good Index since its inception in 2001	A member of the Jantzi Social Index since its inception in 2000
The CIBC Annual Accountability Report 2008 has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector
Supplement. For more on CIBC’s use of the G3 Guidelines, please go to page 178.

CIBC Annual Accountability Report 2008	7

     CIBC Retail Markets
Strategy
CIBC Retail Markets’ objective is to be the primary financial institution for our clients by providing them with strong financial advice and services.
Our strategy is to deepen relationships with our clients by delivering a consistent client service experience, providing strong advisory solutions and offering competitive financial products to help clients achieve their financial goals.
Priorities
-	Provide strong advisory solutions
-	Deliver a consistent client service experience
-	Offer client-focused financial products and solutions
CIBC Retail Markets comprises CIBC’s personal, business banking and wealth businesses. We provide a full range of financial products and services to almost 11 million personal, business and wealth management clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

8	CIBC Annual Accountability Report 2008

CIBC Retail Markets
CIBC Retail Markets’ objective is to be the primary financial institution for our clients by providing them with strong financial advice and services.
     Over the past year, we have continued to make significant investments in our people, our products and our network to further strengthen our advisory capabilities and to offer our clients greater flexibility, access and choice.
Strong advisory solutions
Canadians are looking for advice to help them manage their personal finances and make important financial decisions.
     For our clients, great advice is about having the right people and the right tools to help them plan for and meet their financial needs.
     Canada’s diverse demographic composition means our clients have varying financial needs —ranging from students opening a first bank account, to new Canadians wanting to establish their credit, to individuals nearing retirement.
     That’s why we have a wide spectrum of advisory solutions for both personal and business clients offered through more than 3,300 advisors across the country, including the investment expertise of almost 3,200 licensed advisors. This ensures that CIBC clients have access to the financial expertise they need to help them meet their goals.
     Our approach is centred on the role of the advisor as a partner helping clients build a financial plan and providing the advice that empowers them to choose the right products, services and investment solutions to achieve their financial goals.
     To strengthen our ability to meet the needs of our business clients, Commercial Banking joined CIBC Retail Markets in 2008, bringing CIBC’s breadth of offers for business clients together.
     In addition to having highly accredited people working with our clients, CIBC has also focused on ensuring that our employees have the right training and tools to help clients identify and understand their financial needs, whether they are just beginning to plan or looking for more complex advice solutions.
     From our Customer Service Representatives, to our business advisors, to building the capability to offer more complex advisory solutions in smaller communities, advice-focused training was a key focus in 2008. Overall, we delivered almost 25% more advisory training to employees this year than in 2007.
     The CIBC Financial HealthCheck has also been very effective in helping clients identify their financial needs and plan for the future. To date, over 1.6 million clients have benefited from a CIBC Financial HealthCheck review with a CIBC advisor and many continue to work with their advisor to achieve the financial goals and objectives they have identified.
     Overall, results show that our clients value having a plan in place and knowing their advisor is working to help them navigate through the choices and decisions that will enable them to achieve their goals.
Consistent client service experience
Ensuring clients have a great experience when they come to us for advice is fundamental to our strategy.
     Clients are looking for flexibility, access and choice when they bank, and CIBC has made a significant investment over the past year in addressing these client needs.
Expanding branch access
A key example of this investment is our focus on expanding our branch network. Our strategic plan is
Operating Highlights:

Net income after tax ($ millions)	Return on equity (ROE)(1) (%)	Total average funds managed	Efficiency ratio (%)
($ billions)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

CIBC Annual Accountability Report 2008	9

to build, relocate and expand over 70 branches across the country by 2011. With 61 of these branch projects underway, we opened eight full-service branches in 2008 and are set to open approximately 40 more in 2009.
     Our clients need flexible banking options to fit their busy schedules. In today’s fast-paced world, Monday to Friday banking just doesn’t work for everyone. That’s why we have focused on extending our branch hours this year. For example, CIBC introduced Sunday banking in 13 branches in Vancouver and Toronto and announced plans to bring this total to 45 in 2009. We also introduced Saturday hours at 48 additional branches across Canada and extended evening hours at many locations.
Enhancing the online and ABM experience
CIBC continues to offer a leading online experience. CIBC’s website, www.cibc.com, received the highest score in an independent competitive site assessment of the public websites of Canada’s seven largest banks and credit unions by Forrester Research Inc. (Source: 2008 Canadian Bank Public Web Site Rankings, Forrester Research Inc., May 2008). CIBC’s site was also named “Best Consumer Internet Bank in Canada” and “Best Online Consumer Credit Site” in North America in an independent assessment by Global Finance magazine.
     Enhancements to our automated banking machines (ABMs) include a multi-year plan to systematically upgrade and replace our network of more than 3,700 ABMs with new machines that are easier to use, provide even better availability and are enabled with the latest technology, accessibility and security features. CIBC began installing the first 600 of these ABMs at over 300 sites across Canada in fall 2008.
Increasing language capabilities
As Canada’s population becomes increasingly diverse and clients look for banking service in their language of preference, CIBC has continued to focus on adding language capabilities.
     This year, we introduced Chinese-language capabilities on our ABMs to meet the needs of the growing Chinese community. Our diverse frontline team offers clients service in a number of languages at many branches across the country, particularly in urban communities. In addition, clients can bank 24/7 through an award-winning Interactive Voice Response system in English, French, Cantonese and Mandarin. This year, CIBC opened a new call centre in Montreal, adding new financial services jobs and expanding its outbound calling capability to better serve clients in both English and French.
     Online, clients can access Chinese-language information in addition to English and French. As well, our website offers helpful tips to new Canadians on how to access banking services, establish their credit and get settled in their new country.
     Overall, we made significant progress over the past year in enhancing the experience for CIBC clients.
Client-focused financial products and solutions
With products, our clients want competitive and relevant choices to meet their financial needs. In response to our clients’ evolving needs and major industry trends, we continually look for opportunities to strengthen our already competitive product suite that includes the leading credit card business in Canada. This year, we made a number of enhancements to offer clients even better product choices:
Rewarding client loyalty
•	Leveraging the success of other CIBC products that reward client loyalty, the CIBC Unlimited chequing account now also gives clients the ability to earn Aeroplan Miles every month, making it the first chequing account to offer this benefit to Canadians.

10	CIBC Annual Accountability Report 2008

CIBC Retail Markets
•	For clients who want a credit card that combines fast rewards accumulation with exceptional benefits and additional purchasing power at no extra cost, CIBC added two new options — the CIBC Aerogold Visa* Infinite Card and CIBC Aventura Visa Infinite Card. These cards are part of the new premium Visa Infinite category recently introduced.
Helping students succeed
•	CIBC Advantage for Students, a program that offers special benefits and discounts for students attending a full-time post-secondary institution in Canada, was enhanced to offer free everyday banking (including free withdrawals at CIBC ABMs), with no monthly fees and no limit on the number of monthly transactions.

•	Enhancements were also made to the CIBC Professional Edge Student Program to give students seeking select professional designations more choice and flexibility in accessing funds to cover educational expenses.
Helping clients grow their savings
•	CIBC is introducing a new Tax-Free Savings Account in the new year, in response to the federal government’s announced plan to offer this additional tax-free option for Canadians to save for their short- and longer-term goals.

•	As investors increasingly look for tax-efficient income generation, CIBC Asset Management launched two new Renaissance funds — the Renaissance Global Infrastructure Fund and the Renaissance Optimal Income Portfolio.
In 2009, we will continue to focus on our three priorities — offering strong advisory solutions, a consistent client service experience and competitive financial products and solutions. As the industry and our clients’ needs continue to evolve, we are excited about the opportunities ahead for our clients and our business.
FirstCaribbean International Bank
(FirstCaribbean)
FirstCaribbean is a major Caribbean bank offering a full range of market-leading financial services.
     Formed in 2002, it is a member of the CIBC group of companies and is the largest regionally-listed bank in the English- and Dutch-speaking Caribbean. FirstCaribbean has over 3,500 staff; over 100 branches, banking centres, and offices in 17 regional markets, serving 800,000 active accounts. CIBC obtained a controlling interest in FirstCarribean in 2007.
     FirstCaribbean has won a number of industry awards for its work across the markets it serves. The most recent honours include a 2008 “Best Bank in Barbados” Award from Global Finance magazine and a Euromoney Award for Excellence 2007.
     FirstCaribbean continued to deliver strong financial performance through challenging markets in 2008, with earnings of US$175.8 million and a Tier 1 capital ratio of 16%.
     Through the FirstCaribbean International Comtrust Foundation, FirstCaribbean is an active contributor to Caribbean communities where it operates. It dedicates 1% of its annual prior year profits (pre-tax) to corporate social responsibility initiatives.
     For more information about FirstCaribbean, visit www.firstcaribbeanbank.com.

CIBC Annual Accountability Report 2008	11

     CIBC World Markets
Strategy
CIBC World Markets’ mission is to bring Canadian capital markets products to Canada and the rest of the world, and also bring the world to Canada.
As the wholesale banking division of CIBC, we work closely with all CIBC businesses to bring value to bank clients and shareholders. Our goal is to be the premier client-focused investment bank based in Canada. We will accomplish this goal by focusing on our strengths to deliver outstanding service and value to our clients.
    Priorities
-	Grow with CIBC, aligning our business with the bank’s strategy

-	Focus on key clients and businesses

-	Emphasize our Canadian capabilities

-	Leverage our knowledge to provide other profitable, risk-controlled activities
CIBC World Markets is the corporate and investment banking arm of CIBC. In support of our objective to be a premier client-focused, Canadian-based investment bank, CIBC World Markets provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

12	CIBC Annual Accountability Report 2008

CIBC World Markets
As the wholesale banking division of CIBC, our goal is to be the premier client-focused investment bank based in Canada. We are committed to delivering excellent advice, service and value to our clients and consistent, sustainable returns to our shareholders. Across CIBC, we work closely together to ensure our stakeholders benefit from the scale of the CIBC network, the breadth of its business and product offerings and the strength of its brand.
Consistent, sustainable performance over the long term
In 2008, CIBC World Markets initiated a number of changes to its business to focus on our strongest business activities. This included reducing exposures in the structured credit business, the sale of our U.S. domestic investment banking businesses, the exit of our European leveraged finance business, as well as the transfer of CIBC’s commercial banking business to CIBC Retail Markets.
     These changes resulted in a return to our roots to focus on competitive strengths in our historically successful capital markets and investment banking businesses. Our mission is to bring Canadian capital markets products to Canada and the rest of the world and to bring the world to Canada. We will accomplish this by focusing on four key implementation fundamentals — client focus, risk control, profitability and effective management.
Leadership in Canada
CIBC World Markets is committed to delivering exceptional value to our clients through our premier investment banking franchise. Our Canadian M&A business is consistently recognized as Canada’s leading franchise as measured by deal volume for our leading advisory expertise on some of the most notable deals in Canada.
     We also continued to demonstrate our strength as a leading equity underwriter in Canada. We are committed to helping our clients achieve their business goals through effective and innovative capital-raising solutions as evidenced by our role as sole underwriter to Central Fund of Canada Limited on three overnight marketed offerings totalling over US$335 million, and as joint bookrunner for Aeroplan Income Fund on its $357 million secondary bought offering. In addition, we also acted as co-lead manager on the $19.6 billion IPO for Visa Inc., which represented the second largest IPO in history and the largest IPO in North America.
     This year, we strengthened our competitive position in bond new issuance activity in Canada across a number of industries including Oil and Gas, Power and Utilities, as well as the Government sector. This was evidenced by our roles in key deals including as joint lead arranger to Suncor Energy Inc. on its $700 million medium term notes. Our Foreign Exchange business also continues to strengthen its market position in Canada with significant investments in our FX technology platform and expanded research and solutions capabilities for both retail and institutional clients.
     We are committed to delivering value to key clients through increased placement of Canadian financial instruments with new offshore investors. In September 2008, CIBC issued its first covered bond offer valued at €2 billion and comprised entirely of Canadian Mortgage and Housing Corporation (CMHC) insured mortgages. This issue made CIBC an
Operational Highlights:

Net income (loss) after tax	Return on equity (ROE)(1)		Total economic capital(2)	Non-interest expenses
($ millions)	(	%)	($ billions)	($ billions)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

(2)	2008 includes $1.4 billion allocated to the structured credit run-off portfolio.

CIBC Annual Accountability Report 2008	13

CIBC World Markets
innovator in the product and enabled us to become one of a select few banks with access to the European covered bond market during September of this year and the only North American bank to be able to do so since January 2008.
     CIBC World Markets also earned industry recognition in 2008 for its research capabilities. Our Equities Research team took the top prize (tied) in the Financial Post/StarMine ranking of Canada’s best analysts. The team won 19 individual awards in the annual competition to find the country’s top stock pickers and earnings analysts.
Bringing the world to Canada
CIBC World Markets is committed to supporting our clients by combining exceptional market expertise with connectivity among our businesses both domestically and in select markets around the world.
     By joining the strength of our team in Toronto with the on-the-ground capabilities of our Winnipeg office, we created international interest in a successful Canadian company as financial advisor to Saskferco on its $1.6 billion sale of a nitrogen fertilizer plant to Yara International, a Norwegian chemical company. Since the opening of our Winnipeg office in early 2007, CIBC World Markets has strengthened our growing presence in the agricultural and prairie marketplaces.
     In 2008, we were appointed as financial advisor to the Board of Directors of EnCana on the proposed reorganization of its natural gas resource assets and its integrated oil businesses into two separate entities. In addition, we acted as sole financial advisor, administrative agent and co-lead arranger to PrimeWest Energy Trust with respect to its approximately $5 billion Arrangement Agreement including a $1.5 billion revolving facility with TAQA North Ltd., a wholly-owned subsidiary of Abu Dhabi National Energy Company.
     Internationally, our regional offices in the U.S., the U.K. and Asia work closely with our core Canadian businesses, operating as one global team to deliver value to our clients in all of these markets.
     In addition, our real estate finance business continues to be well positioned in the U.S. despite difficult market conditions. This year, we acted as co-lead manager with J.P. Morgan on a US$1.2 billion Commercial Mortgage Backed Securities Offering.
Exceptional service and customized products
As a Canadian leader in alternative execution services for equity trading, CIBC World Markets is committed to innovative strategies that help clients profit from the changing trading landscape through strong electronic trading capabilities. This year, we expanded the reach of our top suite of Canadian inter-listed algorithms by partnering with many of the world’s leading equities execution management and order-management system providers.
     In 2008, we built on our successful notes business by leveraging the expertise of our leading economics team and third-party experts to develop valuable products to meet our clients’ changing needs. We also continue to work with partners across CIBC’s broad retail network to offer products tailored to the needs of CIBC Wood Gundy and CIBC Imperial Service clients.
A leading voice for our clients
In 2008, CIBC World Markets’ economics team continued to earn a reputation for insight and expertise on key issues and trends driving the Canadian and global economies.
     A ground-breaking report by Jeff Rubin, CIBC World Markets’ Chief Economist, and Benjamin Tal, Senior Economist, identified the impact of high oil prices on offshore manufacturing. The report, which noted that the cost of shipping goods from Asia to North America has nearly tripled since 2000, has generated debate around the world with coverage in major international media outlets.
     This, and other top-rated research on the Canadian dollar, the credit crisis and the housing market, made CIBC World Markets a leader in economic media coverage among the Canadian banks. 2008 saw clients, the media, government and industry turn to CIBC World Markets for answers and advice at an unprecedented level.

14	CIBC Annual Accountability Report 2008

Public Accountability
Statement
This statement has been published by CIBC and the following affiliates of CIBC: CIBC World Markets Inc.; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Ltd.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2008	15

Our Clients
CIBC is committed to providing accessible, affordable banking, while protecting our clients and shareholders through strong governance practices. Being the leader in client relationships includes providing advisory solutions, and products and services that address the needs of our diverse clients.

16	CIBC Annual Accountability Report 2008

Public Accountability Statement
Providing accessible banking services
At CIBC we recognize that every client has unique financial needs. Through our wide range of products and with one of the largest distribution networks of the Canadian banks, CIBC offers customized solutions tailored to meet our clients’ individual goals.
     Clients want the convenience of banking when they want and where they want. They want to have choices. We offer financial services 24/7 through online banking, online brokerage, telephone banking and our ABM network, which is the second largest of the Canadian banks. This year we continued to enhance access with the installation of Chinese language capabilities on all of our more than 3,700 ABMs. Now clients can conduct their ABM banking in English, French and Chinese. CIBC also began the first phase of a multi-year plan to replace its ABM network with machines that consume less power while offering the latest technology, accessibility and security features.
     CIBC’s online banking provides clients with the option of banking from the comfort of their own home. For example, clients can view their account details, pay their bills and send and receive e-mail money transfers, all with a few clicks of their computer mouse.
     To provide greater flexibility, access and choice to clients using our branch network, we focused on building, relocating and expanding branches, with 61 branch projects underway in 2008 and eight new full-service locations opened during the year. We also extended our service hours, including announcing the introduction of Sunday banking at 45 locations, adding Saturday hours at 48 more of our branches and offering evening hours in many locations.
     CIBC has 1,050 branches across Canada. We also serve clients through 81 CIBC Wood Gundy branches and 174 President’s Choice Financial pavilions. In response to Canada’s diverse population, CIBC serves clients in multiple languages in many branches, particularly in urban centres.
     By making a simple call to CIBC Telephone Banking, clients can access information on most types of accounts by phone, including chequing, savings, mortgages, lines of credit, loans and investments. Clients who choose to utilize our award-winning Interactive Voice Response (IVR) system can be served in English, French, Cantonese and Mandarin.
Serving clients with special needs
Creating a barrier-free environment for both our clients and employees is a priority at CIBC. In 2008, we completed a multi-year branch accessibility survey of our entire branch network to better understand our clients’ accessibility needs. We are using this information to continue to make enhancements in our branches. For example, all of our new branches are fully accessible including parking, ABMs, vestibule access and counter height.
Access for All ABMs in
Branches — 3 year trend
CIBC’s Access for All ABMs are installed at wheelchair-accessible height and include headphone jacks for audio access; grab bars for mobility assistance; and brighter lighting.

CIBC Annual Accountability Report 2008	17

     Our clients continue to benefit from CIBC’s Access for All ABMs. Available at almost every branch, these ABMs offer features that are making banking easier for visually- and hearing-impaired clients, the elderly and persons with restricted mobility. We also offer statements in Braille and large print formats on request, and advanced speech recognition and teletype (TTY) technology through telephone banking. CIBC’s websites are designed to make access as easy as possible for hearing-impaired and visually-impaired clients.
     Through our mobile HLC Home Loans Canada mortgage sales force and our CIBC mortgage specialists, clients who have mobility restrictions or prefer the added convenience can get advice on their mortgage needs in the comfort of their home or office.
Aboriginal banking solutions
CIBC recognizes the unique requirements of the Aboriginal communities we serve. Through our dedicated team of advisors, we provide comprehensive financial services to meet the personal and business needs of this community. These services are provided though our national network of branches, including eight on-reserve locations.
     This year, our advisors worked closely with Aboriginal communities to assist with the financial planning for residential school settlements. In addition to the financial services provided, CIBC continues to support Aboriginal Personal Planning, a program designed with the goal of creating financial self-sufficiency.
     In 2008, we proudly contributed more than $750,000 to organizations and programs that support Aboriginal communities across Canada.
Providing affordable banking solutions
CIBC aims to provide a wide range of products and services, including lower-cost solutions like the CIBC Everyday chequing account, competitive mortgage rates and no annual fee credit cards.
     This year, we enhanced the CIBC Enviro-Saver mortgage, which gives Canadians an opportunity to improve the energy efficiency of their homes, benefiting the environment and potentially generating a cost savings for clients by reducing their household utility bills.
     CIBC clients can also access an affordable banking alternative through President’s Choice Financial. PCF, which celebrated its 10th anniversary this year, offers clients a number of banking options including in-store pavilions, ABMs, online banking and telephone banking.
     For clients looking to buy a home, CIBC mortgage specialists and President’s Choice Financial representatives delivered free mortgage seminars across the country, offering tips on choosing the right mortgage and saving for a down payment.
Children, youth and students
Getting your children comfortable with managing their money is important from a very early age. CIBC’s SmartStart program offers clients 19 years of age and under free banking and valuable financial advice. The program is designed to teach kids and young adults important tips on how to manage their money and ways to save through our interactive SmartStart for Kids website.
     This year, CIBC introduced enhancements to the CIBC Advantage for Students, offering students enrolled in a full-time post-secondary program free everyday banking, including free withdrawals at CIBC ABMs, no monthly fees and no limit on the number of monthly transactions. CIBC operates 1,400 ABMs within one or two kilometres of 180 colleges and universities across Canada, providing post-secondary clients with convenient access to their funds.

18	CIBC Annual Accountability Report 2008

Public Accountability Statement
     Students working towards a professional designation are able to take advantage of the CIBC Professional Edge program, which includes loans that can be used by students to assist with educational expenses such as tuition, books, equipment and living expenses.
Seniors — The CIBC 60 Plus Advantage
The CIBC 60 Plus Advantage program offers clients 60 years of age and older special benefits, including free transactions and no monthly fee on the CIBC Everyday chequing account.
Committed to small businesses
Small businesses are a vital part of the Canadian economy and the main engine of net job creation. This is why CIBC is committed to helping our small business and agriculture clients succeed in achieving their business and personal financial goals. We continue to offer cash back incentives to help small business and agriculture clients access credit, and this year introduced business management seminars for these clients in various markets across the country.
     We have continued to build the capabilities and skills of our small business advisors through access to new education and resource tools in order to offer clients comprehensive and tailored financial solutions. In 2008, process improvements were made to enhance clients’ access to capital through improvements to the credit applications process and to our lending guidelines for specific agriculture sectors.
     CIBC also provides support to small businesses in Canada through our contributions in support of Advancing Canadian Entrepreneurship (ACE) Student Entrepreneur of the Year Award, the Canadian Women’s Foundation, Canada’s Outstanding Young Farmers’ Program and Junior Achievement Conference. In addition, sponsorship of the CIBC Entrepreneurship 101 program offered through the MaRS Discovery District provides financial training assistance to young Canadian entrepreneurs.
Respecting our clients
We are committed to treating our clients with respect, providing products and services in a professional manner and safeguarding our clients’ personal information and privacy.
     Our Service Commitment to You, available in branches and online, outlines our commitment to high-quality client service, fee transparency, privacy protection and confidentiality. The CIBC Code of Conduct for employees and comprehensive ongoing training programs include a strong focus on maintaining our clients’ privacy and confidentiality, as well as on detecting fraud and money laundering.
     Resolving client complaints at the first point of contact continues to be a priority at CIBC. If a satisfactory resolution is not reached, the client is first referred to a trained Customer Care specialist, and then to the CIBC Ombudsman’s office.
     CIBC will continue to invest in enhanced programs, procedures and training to ensure we continue to fulfill our commitment to clients.
     For information on branch openings and closings, ABM installations and removals, and listed affiliates’ debt financing to firms in Canada, please refer to pages 170 to 172.

CIBC Annual Accountability Report 2008	19

Our Employees
CIBC’s vision, mission and values are at the centre of our commitment to create a positive employee experience and a diverse, supportive, results-oriented work environment.
By focusing on the things that matter to them — access to career-growth opportunities, safe and healthy workplaces, effective training and development, and positive work/life balance — our employees are able to perform at their best, contribute to their communities, and fulfill CIBC’s vision to be the leader in client relationships.
“CIBC is a leader in cultural diversity in the workplace — and I know that its support for employment equity and diversity extends beyond CIBC and into the community. CIBC has been lead sponsor of the National Aboriginal Achievement Foundation for over 20 years, helping us celebrate achievement through our Awards and supporting our First Nation, Métis and Inuit students through scholarships. Together we are making a real difference in our community.”
Roberta Jamieson, President and Chief Executive Officer,
National Aboriginal Achievement Foundation

20	CIBC Annual Accountability Report 2008

Public Accountability Statement
Creating a positive employee experience
Our employees make it possible for CIBC to deliver consistent, sustainable performance over the long term. That is why our priority is to create a positive experience and a supportive work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships.
     Gathering feedback from our employees about their work experience and how they view the organization is fundamental to our success. It provides our leadership with information to help make CIBC the best place to work, learn, contribute and succeed. Participation in the 2008 annual employee survey was 88%.
     The survey’s Employee Commitment Index, which measures the strength of our employees’ relationship with the organization, increased for the third consecutive year, reaching the highest score since the original index was introduced in 1998. Results continued to indicate that a strong majority of employees and leaders see support for CIBC’s values of trust, teamwork and accountability.
     Our Code of Conduct is one of the many ways we promote these values. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. To help ensure knowledge and practice of these values, all employees are required to complete annual certification and testing on the Code.
     Continuing to create a positive experience and a supportive work environment for our employees, in 2008, CIBC launched a new employment brand, “What matters to me”. The brand positioning captures our ongoing commitment to ensure that the experience and careers of our employees will meet and exceed their expectations. At the same time, it demonstrates the opportunities CIBC offers prospective employees.
     In addition, we formalized CIBC’s Workplace Issue Resolution Process, including the introduction of a new Employee Ombudsman’s Office, to enhance the employee experience.
     CIBC is committed to building a workforce that reflects the clients and communities we serve. For CIBC, diversity is one of the important elements that gives our company strength. Since 2006, we have met or exceeded workforce representation goals for the four designated employment equity groups: women, members of visible minorities, Aboriginal peoples and persons with disabilities. Representation goals are the targets for the representation of members of designated groups in each occupation, based on national labour market availability rates provided by Statistics Canada and adjusted to CIBC’s workforce. We are focused on maintaining and growing our representation levels for all groups.
     We also continue to make progress on our commitment to diversity in other ways. June 2008 marked CIBC’s 16th annual Diversity Month. During the month, employees organized a wide variety of events,
Senior management
representation
rates and goals
(as at Dec. 31, 2007)

%	Rate	Goal

Women	28.2	25.1

Visible minorities	11.9	8.2

Persons with disabilities	5.0	2.1

Aboriginal peoples	0.5	0.7

Workforce
representation
rates and goals
(as at Dec. 31, 2007)

%	Rate	Goal

Women	67.7	59.5

Visible minorities	25.2	17.0

Persons with disabilities	4.1	4.1

Aboriginal peoples	1.7	1.6

Since 2006, CIBC has achieved workforce representation goals for women, members of visible minorities, Aboriginal peoples and persons with disabilities.

CIBC Annual Accountability Report 2008	21

including panel discussions, workshops, open houses and cultural festivals. For the third consecutive year, CIBC convened its National Employment Equity and Diversity Congress, which reviewed CIBC’s focus and progress. As well, CIBC’s eight Affinity Groups grew to more than 3,000 members in 2008. These groups provide informal advice on the creation of a workplace that provides equity and opportunity for all employees.
     In our communities, we are continually seeking opportunities to recognize and support diversity. In 2008, the first eight students graduated from CIBC’s first Job Readiness Training (JRT) program for Aboriginals. The graduates, trained as analysts, transaction processors and in customer service roles, received their diplomas and full-time job offers from CIBC for successfully completing the program. CIBC also offered its eighth JRT program for persons with disabilities. Since its inception in 2003, 70 program graduates have launched their careers with CIBC.
     In 2008, CIBC and the Richard Ivey School of Business launched ReConnect: Career Renewal for Returning Professional Women. This is the first executive development program in Canada specifically designed to help professional women re-establish their careers after taking time out of the workforce to pursue other activities.
     CIBC also partnered with the Canadian Immigration Integration Project, an initiative funded by the federal government, to provide employment advice and guidance to individuals in China, India and the Philippines immigrating to Canada.
     Our commitment to diversity has been recognized externally. In 2008, Canada’s Top 100 Employers magazine and the Toronto Region Immigrant Employment Council selected CIBC as one of Canada’s “Best Employers for New Canadians for 2008” for creating a workplace that supports newcomers as they establish careers in their new country.
     Our continued focus on employee training and development is a critical element of both our employees’ success and CIBC’s success. In 2008, we invested approximately $66 million globally on training, including governance and regulatory compliance, client service, product knowledge and a broad range of business and technical skills. Training is also accessible for all employees through a web-based learning management system.
     To help our employees grow, develop and achieve their full potential, we provide corporate-wide training and development programs in the areas of People Management, Regulatory and Mandatory Training, new employee orientation and core capabilities.
     Our annual corporate mandatory training program for employees incorporates training with respect to CIBC’s vision, mission and values. Additional vision, mission and values training is provided to managers to ensure a healthy, safe and secure workplace. CIBC’s Corporate Mandatory Training and Testing program received the Silver Canadian Award for Training Excellence in the Internal eLearning category from the Canadian Society for Training and Development.
     Recently, we launched People Manager Essentials, a CIBC-wide series of workshops for non-executive people managers that focuses on building skills across CIBC’s people manager accountabilities. We also introduced a new web feature called “Manager’s Resources” that brings together many of the tools and resources that managers need to do their jobs.
     CIBC recognizes the importance of retaining and developing our future leaders. In 2008, we implemented a Talent Review Process that included one-on-one career interviews with CIBC executives. These conversations provided the foundation to increase our understanding of our current and future leadership development needs and succession planning requirements. Additionally, CIBC continues to develop its workforce analytics capabilities as a way of supporting business leaders to better understand how to leverage/manage our diverse and sophisticated workforce.

22	CIBC Annual Accountability Report 2008

Public Accountability Statement
A focus on performance
Managing performance is key to building long-term, sustainable growth for our employees, clients and shareholders.
     CIBC’s Performance Management and Measurement (PMM) process ensures employees are clear about expectations and how their individual goals support the goals of their line of business and CIBC overall, as well as CIBC’s vision, mission and values and adherence to CIBC’s policies and controls framework.
     The overall process, which includes goal setting, a mid-year check and a final year-end performance review, provides the opportunity for managers and employees to:
•	Share ownership for success, which includes measures to address developmental needs

•	Have an ongoing dialogue about progress against goals and how to build on success or address any shortfalls

•	Engage in a final year-end review and arrive at a final performance rating
Pay-for-performance is the foundation of CIBC’s compensation philosophy. Most employees participate in variable compensation programs with individual awards based on i) the employee’s results against their individual performance goals; ii) line of business results; and iii) CIBC’s overall performance. Managers assess and evaluate employee performance against both their goals and their contribution relative to their peer group.
     In 2008, the CIBC group of companies paid over $2.5 billion in base salaries and benefits to our Canadian workforce. Approximately 70% of CIBC employees participate in the employee share purchase plan, which allows employees to participate as a shareholder of CIBC through investment in common shares.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits and programs that support the overall health, wellness and long-term financial security of employees.
     To assist in managing rising health care costs, CIBC supports a smart consumer approach to employee health care. Employees are provided with information on CIBC-negotiated discounts, use of generic drugs and use of pharmacies with lower dispensing fees to proactively manage costs for themselves and for CIBC.
     In 2008, CIBC introduced Employment Insurance top-up benefits for birth fathers in addition to top-up benefits for maternity, parental, adoption and compassionate care leaves.
     In 2007, CIBC reported a Disabling Injury Incidence Rate of 0.20, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada. CIBC’s global turnover rate for permanent employees, excluding retirees, was 15.8% in 2008.
     For detailed employment figures, see page 172.
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
(as at Oct. 31)
Since it was launched in 2001, more than 12,993 employees have completed the Wellness Checkpoint, CIBC’s confidential online assessment tool that identifies health risks and provides information about achieving a healthier lifestyle and other general health resources information.

CIBC Annual Accountability Report 2008	23

Our Communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference through corporate donations, sponsorships and the volunteer spirit of employees. With a strategic focus on youth, education and health, and employee support for causes including the Canadian Breast Cancer Foundation CIBC Run for the Cure, the CIBC World Markets Children’s Foundation and United Way, CIBC is investing in the social and economic development of communities across the country.
“Winning the CIBC Youthvision Scholarship has ensured my financial stability in my future post-secondary education. The removal of this financial stress has enabled me to focus more on my academic success as well as my community involvement. Coming from an economic and financial standing that is lacking, this scholarship is life-defining, allowing me to pursue my dream of becoming a pathologist.”
Neroz Ottawa-Sabih, CIBC Youthvision scholarship recipient 2008

24	CIBC Annual Accountability Report 2008

Public Accountability Statement
Making a difference
In 2008, the CIBC group of companies contributed more than $36 million globally to charitable and nonprofit initiatives. Of this, more than $27 million was invested in Canada, including almost $20 million in charitable donations, supporting a wide variety of national, regional and local organizations. To see examples of CIBC’s contributions to community organizations by province, see page 173.
Youth
Helping young people achieve their full potential is a priority of our community investment program.
CIBC World Markets Children’s Foundation
On the first Wednesday of December every year, CIBC World Markets sales and trading professionals and CIBC Wood Gundy Investment Advisors donate their fees and commissions to support children’s charities dedicated to improving the health, well-being and education of children. On December 5th, 2007, CIBC World Markets Miracle Day raised more than $10 million, including $3.3 million in Canada. Since its inception in 1984, Miracle Day has raised more than $190 million to benefit children in our communities around the world.
     In addition to Miracle Day, the CIBC group of companies contributed more than $3 million in 2008 to hundreds of initiatives that support mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with disabilities.
Education
CIBC is committed to investing in the education of Canada’s young people.
CIBC Youthvision Scholarship Program
Through a unique relationship with Big Brothers Big Sisters of Canada and YMCA Canada, CIBC provides funding for scholarships and internships to help young Canadians prepare for their future. Thirty scholarships, valued at up to $34,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 11. This program represents a multi-year commitment of more than $10 million. To date, 300 CIBC Youthvision Scholarships have been awarded across Canada.
     In addition, CIBC contributes $100,000 each year to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. The purpose is to assist First Nations, Inuit and Métis students with their financial needs, helping them pursue excellence in all academic disciplines.
     As well, CIBC provides scholarship funding to support the post-secondary education of children of fallen soldiers through its leadership commitment of
Contributions
in Canada
($ millions)
As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada
With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

CIBC Annual Accountability Report 2008	25

$1 million over 10 years to Canada Company.
     CIBC’s multi-year commitments to universities and colleges across Canada total $17 million. Of this, close to $6 million is directed to bursaries and scholarships to enable students to pursue post-secondary studies.
Health
CIBC contributes to organizations that promote the health and well-being of Canadians.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
On October 5, 2008, $28.5 million was raised by 170,000 participants in 55 communities in the 17th annual Canadian Breast Cancer Foundation CIBC Run for the Cure. This is the largest one-day fundraising event for breast cancer research in Canada. We are proud of the contribution our employees have made to the Canadian Breast Cancer Foundation (CBCF). CBCF is the leading volunteer-led organization in Canada dedicated to creating a future without breast cancer. It was the commitment of CIBC employees to this cause that inspired CIBC to become the title sponsor of this event in 1997.
     Each year, thousands of CIBC employees, family and friends join together to fundraise and participate in the event. In addition to the generous support of CIBC clients, more than 13,500 CIBC employees and volunteers helped to raise a total of $3 million through fundraising and proceeds of pink products made available in CIBC branches.
Canadian Breast Cancer
Foundation
CIBC Run for the Cure
funds raised
($ millions)
Since its inception in 1986, the Canadian Breast Cancer Foundation has invested $120 million in breast cancer research, education and awareness programs.
Employee as Ambassador
Program participation
(# of participants)
Year after year, CIBC employees and retirees demonstrate their volunteer spirit in the communities where they live and work.

26	CIBC Annual Accountability Report 2008

Public Accountability Statement
     Further contributions to the health of Canadians include multi-year commitments of more than $19 million to hospitals and health research facilities. Many of our contributions in health care fund the research and treatment of breast cancer.
     Additional strategic community investment contributions include:
Helping children and parents
CIBC committed $1 million over 10 years to the Canadian Centre for Child Protection to help reduce the victimization and exploitation of children across Canada. CIBC’s investment will help to raise awareness of the Centre and its Kids in the Know safety education program to better educate children and parents about keeping their children safe from sexual abuse and exploitation.
Helping newcomers to Canada
CIBC and the YMCA of Greater Toronto joined forces to launch CIBC YMCA Access to Opportunity to help newcomers overcome barriers to settling in Canada. The new program has two parts: a series of seminars designed to provide the advice and information newcomers need to start banking in Canada, start a business and invest in their families’ future; and a free job skills development program designed to connect qualified newcomers to employment at CIBC and in the financial services sector.
Helping women
CIBC and the Richard Ivey School of Business launched ReConnect: Career Renewal for Returning Professional Women with CIBC’s commitment of $1 million over five years. A first of its kind in Canada, this program helps professional women to re-enter their careers after taking time out of the workforce.
In addition, CIBC announced a $1 million commitment over seven years toward the training and support offered by the Canadian Women’s Foundation to help low-income women become economically self-sufficient and break the cycle of violence against women.
Employee as Ambassador Program
CIBC encourages volunteerism among its employees and retirees and supports their commitment to local activities through the Employee as Ambassador Program. Through this initiative, CIBC donates up to $1,000 to charitable and not-for-profit community organizations where employees volunteer. In 2008, 996 employees and retirees participated in this program, resulting in contributions of more than $668,000.
United Way
CIBC has been a long-time supporter of the United Way helping to create stronger and healthier communities for families to live, work and raise their children. Year after year, CIBC employees and retirees demonstrate their support for local United Way agencies through personal donations and their volunteer efforts. The 2007 CIBC United Way campaign raised $7.8 million, including a $2.9 million corporate donation.

CIBC Annual Accountability Report 2008	27

Our Environment
CIBC is committed to being an environmentally responsible organization. We demonstrate this through continued enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
“We commend CIBC for its socially responsible and environmentally-conscious decisions on paper usage. In May 2008, CIBC announced its commitment to use FSC-certified paper in addition to significant, ongoing paper use reductions made since 2004. That leadership shows that responsible purchasing choices can protect our forests and the many people who depend upon them. CIBC clients and employees should be proud to see their bank walking the sustainability talk. FSC Canada salutes CIBC for making such an important difference.”
Antony Marcil, President and CEO
Forest Stewardship Council Canada
www.fsccanada.org

28	CIBC Annual Accountability Report 2008

Public Accountability Statement
Our approach to environmental responsibility
At CIBC, we recognize that a healthy and sustainable environment is critical for enriching the communities in which we operate.
     Our Corporate Environmental Policy has been maintained since 1993, with our most recent update completed in 2008. It includes 10 environmental principles that frame our Corporate Environmental Management Program. This program is supported by an array of initiatives to reduce environmental impacts arising from our operations, as well as by environmental management standards and procedures for our lending and procurement practices.
     CIBC’s environmental management structure is comprised of dedicated environmental risk management staff, as well as a cross-functional Environmental Management Committee (EMC). The EMC considers facility-related environmental issues and initiatives and assists in monitoring our environmental management system. Progress and status regarding environmental matters are reported to CIBC’s senior executives on a quarterly basis.
Promoting environmental awareness through transparency
CIBC is committed to being transparent about how we conduct our business and to operating in an environmentally responsible manner. Where relevant to our business activities, we welcome dialogue and actively participate in external forums on environmental issues.
     Our “CIBC & the Environment” internal and external websites are the primary vehicles used to communicate our programs. Direct feedback to environmental risk management staff is available through our environmental e-mail account.
     We engage in a variety of national and international environmental associations, to share best practices while also keeping us apprised of environmental issues relevant to our industry. Among them is the United Nations Environment Programme’s Finance Initiative “North American Task Force”, which commissioned an important study in 2008 that compares corporate sustainability indices and rating initiatives, and assesses the rationale for participation.
     In 2008, CIBC was once again a signatory to and participant in the Carbon Disclosure Project (CDP), a coalition of institutional investors and asset managers that aims to examine how companies in their portfolios assess the potential risks and opportunities relating to climate change. This year’s information request was sent out to more than 3,000 of the world’s largest corporations, backed by 385 leading institutional investors representing more than US$57 trillion in funds under management.
     The Conference Board of Canada recognized CIBC as a Climate Disclosure Leader, one of only five low carbon impact sector companies in the 15-company leadership group, per the Carbon Disclosure Project Report 2008-Canada 200.
Energy consumption
(thousands of gigajoules)(1)
In 2008, CIBC consumed 805 thousand gigajoules of energy. Consumption was comparable to 2006 levels.
CO2 emissions (1)(2)(3)
(thousands of tonnes)
Since 2006, CIBC’s carbon dioxide (CO2) emissions from employee business travel have decreased by 15%.
Computers for Schools
donations
(# of computer components)
CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since 1993, we have donated more than 42,300 computer components.

Apart from environmental risk assessment data, all metrics contained in this report have been provided by third-party service providers/suppliers, and are based upon best available data.

(1)	Energy consumption data and its associated CO2 emissions are from CIBC’s retail branch network and owned office premises.

(2)	Based on the GHG Protocol Initiative. Emission factors from Environment Canada’s National Inventory Report 1990 – 2006 used to estimate CO2 emissions from purchased electricity.

(3)	Employee business travel emissions restated to reflect a more robust tracking methodology for air travel, and inclusion of personal car usage for company business.

CIBC Annual Accountability Report 2008	29

Lending and investing responsibly
Environmental risk evaluation has been a formal component of CIBC’s due diligence processes since the early 1990s. Our commitment to understanding and evaluating environmental risks helps our clients assess these risks within their own organizations.
     In last year’s report, we described the roll-out of our updated environmental credit risk management standards and procedures for small business, commercial, merchant, and investment banking activities. Application of these updated standards and procedures has increased CIBC’s engagement with clients with respect to their environmental management programs, including climate change and biodiversity issues.
     Our standards and procedures also include requirements for environmental and social risk assessments for project finance transactions in accordance with our commitment to the Equator Principles, which CIBC initially adopted in 2003.
     CIBC World Markets has been an equity underwriter of Energy Technology companies in North America for several years. Additionally, CIBC World Markets has been at the forefront of financing renewable energy projects (including hydroelectric, wind, biomass, biogas and district energy systems), having raised or extended over $3 billion in capital for renewable energy developers since 2002.
Reducing the environmental footprint of our operations
CIBC is committed to reducing environmental impacts across our 1,050 branches and 600,000 square metres of office space.
     The cornerstone of our facility management activities resides in our efforts to integrate sustainable design criteria into our building standards. CIBC’s Sustainable Design Committee, comprised of members from key business groups and service providers, has continued to evaluate and integrate opportunities for the reduction of energy and materials used in building interiors and exteriors and mechanical and electrical systems. As part of these efforts, in 2008, CIBC achieved our first Leadership in Energy and Environmental Design (LEED) Commercial Interior registration for our office in Bell Trinity Square in downtown Toronto.
     Also in 2008, we made progress in implementing innovative energy conservation and facilities management projects, including: the replacement of

Environmental	Client choice in recordkeeping	Paper recycling
risk assessment	(cumulative–thousands)(1)	(tonnes)(2)
(# of transaction reviews)

Since 2006, the number of transactions referred to CIBC Environmental Risk Management for specialized environmental credit reviews has increased by 29%.	CIBC has promoted a paperless recordkeeping option for our clients for several years. Chequing and savings account clients can choose to receive quarterly statements or select our paperless recordkeeping option.	Through CIBC’s on-site shredding services across every branch and office building in North America, approximately 9,350 tonnes of paper have been recycled in 2008.

(1)	As of August 30, 2008.

(2)	2006 and 2007 data have been restated to reflect adjustment in supplier’s methodology.

30	CIBC Annual Accountability Report 2008

Public Accountability Statement
less efficient heating, ventilation and air conditioning systems; upgrades to our lighting technology plus installation of daylight sensors for ABM lobby lighting; and exterior lights equipped with timers and sensors.
     CIBC is committed to programs aimed at reducing usage, maximizing recycling, and making sustainable procurement choices. Recognizing that paper consumption is a major component of our environmental footprint, we continue to implement a paper waste management procedure to ensure that all of our internal paper materials are securely collected, shredded and recycled across all of our North American premises. Where appropriate, we have moved towards online applications in place of paper statements and product offerings. In 2008, CIBC continued an initiative to reduce the amount of printing of internal reports, leading to an annual reduction of approximately 24 million sheets of paper. Also this year, we increased the number of multi-functional devices across our branches to approximately 1,500 units, allowing for more double-sided printing and reduced energy consumption.
     CIBC has also engaged with our suppliers and key vendors to promote the procurement of competitively priced environmentally responsible paper options, with a preference for Forest Stewardship Council (FSC) certified stock. In April 2008, we switched our office copy, printer, and fax paper to FSC-certified stock across our Canadian operations. In addition to printing our annual report on FSC-certified paper since 2006, we have also begun the transition to FSC-certified paper for the majority of our Customer Marketing materials, ABM envelopes and commercial printing, including client account statement paper and envelopes.
Supporting an environmentally responsible supply chain
CIBC is committed to purchasing products and services from environmentally conscious suppliers. We formalized environmental requirements for our supply chain last year through the release of our Environmentally Responsible Procurement Standard.
     This Standard describes CIBC’s requirements for inclusion of environmental considerations in its procurement activities, applicable for all products, as well as all services which may have adverse environmental impacts. The Standard’s environmental evaluation form used at the outset of a supplier relationship includes reporting criteria related to suppliers’ environmental management systems as well as product-specific questions on areas including energy efficiency, efficient use of natural resources, recycling options, product take-back options, and conditions to promote ecologically sustainable forest practices. In 2008, as part of CIBC’s overall vendor management process, we evaluated the environmental performance of suppliers whose products or services are subject to the Standard.
     For more information on CIBC and the environment, visit www.cibc.com/environment.

Climate neutral carpet – total installations	Internal paper purchases	2008 paper usage by document type
(thousands of square metres)	(tonnes)	(tonnes)(1)

Since 2004, CIBC has installed a total of 138,000 square metres of Climate Neutral Carpet. This has reduced greenhouse gas emissions by an equivalent of 2,396 tonnes.	Since 2004, CIBC has reduced its paper purchases by 19%. Additionally, in April 2008, CIBC changed to FSC-certified paper.	In 2008, 4,926 tonnes of paper was used in the production of bank forms, marketing materials, client statements and cheques. 43% has been transitioned to FSC-certified paper.

(1)	Does not include internal paper purchases.

CIBC Annual Accountability Report 2008	31

Governance
Our longstanding commitment to strong governance principles and an effective implementation framework, under the strategic oversight of an experienced Board of Directors, is the foundation of CIBC’s long-term success. CIBC continues to evolve its governance structure and is committed to leadership in corporate governance.

32	CIBC Annual Accountability Report 2008

Governance
Guided by an effective governance framework and committee structure
The Board of Directors and management of CIBC recognize how our leadership in the area of governance is important for CIBC’s long-term success. We are committed to ongoing excellence in governance and continue to enhance our processes to remain at the forefront. We conduct regular reviews and assessments of governance trends and practices and we listen to our shareholders and employees.
     At the heart of CIBC’s governance framework is a set of governance and control policies and procedures that are reviewed regularly to assess their effectiveness. This framework helps the Board and management fulfill their obligations to CIBC and its stakeholders.
     The Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. Below is a list of these committees and a brief summary of the key responsibilities of the committee members. The Board mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, R.W. Tysoe

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder

Management Resources and Compensation Committee	• Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.

Members: B.S. Belzberg, W.L. Duke, G.D. Giffin, L.S. Hasenfratz, J.S. Lacey (Chair)

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite;

• Oversees the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: N.D. Le Pan, L. Rahl, C. Sirois (Chair), R.J. Steacy

Management Committee	Key Responsibilities

Capital and Risk Committee
•   Focuses on the strategic assessment of risks and mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating new proposed business strategies; monitoring performance and risk profile against risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Disclosure Committee
•   Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC’s quarterly and annual financial reports.

Reputation and Legal Risks Committee	• Provides management oversight of reputation and legal risks associated with transactions between CIBC and its clients.

Governance and Control Committee
•   Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

CIBC Annual Accountability Report 2008	33

Governance
Maintaining independence to best serve shareholders
While regular interaction between the Board and management strengthens governance and supports the long-term interests of CIBC, the Board is autonomous and acts independently of management.
     The Board conducts an annual review to determine each director’s independence based on the Board’s Independence Standards, which are derived from the Affiliated Persons Regulations under the Bank Act, the corporate governance rules of the New York Stock Exchange (NYSE) and the corporate governance guidelines of the Canadian Securities Administrators. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.
     As part of this review, the Board identifies in the Management Proxy Circular those directors who are not independent and explains why. The circular also highlights any Board interlocks, as well as a director’s service on other public companies and their audit committees. If a director has an interest in a material transaction with CIBC, then the affected director is required to excuse himself or herself from any discussions relating to the transaction and cannot vote on decisions that will influence the outcome of the transaction. To maintain its autonomy, the Board and its committees may obtain the advice of external experts without involving management and conduct regular sessions without any members of management present.
     These actions assist the Board in making independent and effective decisions.
Committed to transparent and timely reporting
The directors and management of CIBC are committed to consistent disclosure practices that broadly disseminate material information about CIBC that is accurate, timely and comprehensive. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Providing governance information to all our stakeholders
CIBC is committed to providing all our stakeholders with governance information that is easy to understand and access. A number of corporate documents are publicly available and describe in greater detail CIBC’s governance framework and commitment to leadership in governance. Please refer to any of the following documents posted on our corporate website at www.cibc.com for more information:
•	CIBC’s Statement of Corporate Governance Practices

This document states CIBC’s vision, describes our comprehensive governance framework, details the Board’s responsibilities and describes Board policy on Board composition, responsibilities and performance evaluation; director nomination, tenure, independence and education; director and executive compensation; management succession and CIBC’s codes of conduct and ethics.
•	Disclosure Required by NYSE Listed Company Manual

As a Canadian public company with securities listed on the NYSE, CIBC is required to disclose any significant differences between CIBC’s governance practices and those required by U.S. domestic issuers listed on the NYSE. A summary of these differences is available at www.cibc.com.
•	CIBC’s Code of Conduct and CIBC Code of Ethics for Directors

The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct and directors certify annually on the CIBC Code of Ethics for Directors.
•	CIBC’s Management Proxy Circular

The Management Proxy Circular describes the business to be conducted at CIBC’s Annual Meeting of Shareholders. It also provides information on each of our directors, reports from each of our Board Committees and offers a complete discussion on our corporate governance practices.

34	CIBC Annual Accountability Report 2008

Governance
Board of Directors
Brent S. Belzberg (2005)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Mississauga, Ontario, Canada)
William L. Duke (1991)
President
Annadale Farms Inc.
(Kenosee Lake, Saskatchewan,
Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chair of the Board
CIBC
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Nicholas D. Le Pan (2008)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Counsel
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Leslie Rahl (2007)
President
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer
TransAlta Corporation
(Calgary, Alberta, Canada)
Robert J. Steacy (2008)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
Retired Vice Chairman
Macy’s Inc.
(Cincinnati, Ohio, U.S.A.)
Senior Executive Team
Gerry McCaughey
President and Chief Executive Officer
CIBC
Sonia Baxendale
Senior Executive Vice-President
CIBC Retail Markets
Michael Capatides
Chief Administrative Officer
and General Counsel
Administration
Ron Lalonde
Senior Executive Vice-President
Technology and Operations
Richard Nesbitt
Chairman and Chief Executive Officer
CIBC World Markets
Richard Venn
Senior Executive Vice-President
Corporate Development
David Williamson
Senior Executive Vice-President
and Chief Financial Officer
Finance
Tom Woods
Senior Executive Vice-President
and Chief Risk Officer
Risk Management
Senior Officers
Mike Boluch
Executive Vice-President
Technology
Technology and Operations
Gary Brown
Managing Director
Head of U.S. Region/Head of Risk
World Markets
CIBC World Markets
Tim Carrington
Managing Director
Head of Equity and Commodities
Structured Products
CIBC World Markets
Michelle Caturay
Vice-President
Corporate Secretary and Associate
General Counsel
Administration
Harry Culham
Head
Fixed Income and Currencies
CIBC World Markets
Colette Delaney
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Retail Distribution and Wealth
Management
CIBC Retail Markets
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Senior Vice-President
Communications and Public Affairs
Administration
Warren Gilman
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Michael Higgins
Managing Director
Head of Real Estate Finance
CIBC World Markets
Ernie Johannson
Senior Vice-President
Marketing
CIBC Retail Markets
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
Andrew Kriegler
Senior Vice-President
and Treasurer
Finance
David Leith
Deputy Chairman
Head of Investment, Corporate
and Merchant Banking
CIBC World Markets
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance, Commercial
Banking and Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations and INTRIA
Technology and Operations
Anil Mathur
Senior Vice-President
and Chief Auditor
Internal Audit
Administration
Kimberley McVittie
Vice-President
Ombudsman
and Chief Privacy Officer
Administration
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Administration
Jacqueline Moss
Executive Vice-President
Human Resources
Administration
Kevin Patterson
Executive Vice-President
Governance and Controls
Administration
Rik Parkhill
Managing Director
Head of Cash Equities
CIBC World Markets
Francesca Shaw
Senior Vice-President
and Chief Accountant
Finance
Grant Westcott
Executive Vice-President
Technology Governance
Technology and Operations
Scott Wilson
Managing Director
Head of Europe Region
CIBC World Markets

CIBC Annual Accountability Report 2008	35

CIBC Functional Groups

Functional Groups
Administration
                2009 Priorities

Administration comprises Human Resources, Legal, Corporate Security, Compliance, Control Division, Internal Audit, Corporate Secretary, Ombudsman, Privacy, and Communications and Public Affairs within CIBC.
Collectively, this division is responsible for the provision of legal advice across CIBC, provides leadership on governance and regulatory requirements, the communication of CIBC’s strategy and priorities internally and externally, the management of reputation and operational risk, and the creation of employee programs and policies that foster a positive employee experience and supportive work environment where employees can excel.
-	Maintain focus on mitigating future risks for CIBC

-	Provide proactive support, advice and services to business units to help them grow their businesses and improve the client and employee experience

-	Work across CIBC to help further safeguard our clients’ information and provide an effective process for client dispute resolution

Corporate Development
Corporate Development is a key participant in creating long-term value for CIBC and its shareholders and in directing CIBC’s strategic planning process. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of strategic transactions.
-	Grow FirstCaribbean and CIBC Mellon earnings

-	Develop alternatives for non-core and/or under-performing businesses

-	Develop options for growth for CIBC

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision support processes. These services include financial, management and regulatory reporting, maintenance of accounting records, financial analysis and planning, tax planning and compliance, treasury, global sourcing and payment processing, regular reviews of business line performance, corporate real estate and liaison with CIBC’s investors. In addition, Finance assists Corporate Development in providing financial advice regarding CIBC’s business opportunities and transactions.
-	Prepare for the 2011 industry change to International Financial Reporting Standards

-	Develop and lead initiatives across CIBC to achieve long-term cost and process efficiencies

-	Continue to provide a proactive communication program that meets the needs of investors

Risk Management
The management of risk is a fundamental element of CIBC’s objective of consistent and sustainable performance over the long term. To support that goal, CIBC’s Risk Management group performs several critical activities including the following:
-	Defining CIBC’s risk appetite and setting risk strategy to manage risks in alignment with risk appetite and business strategy

-	Measuring, monitoring and controlling the credit, investment, market, operational, liquidity, reputation and legal risks to CIBC

-	Overseeing the allocation of risk resources; managing capital and allocating resources towards activities with higher return and strategic growth
-	Manage and re-allocate risk resources to higher return and/or strategic growth activities to support CIBC’s objectives

-	Ongoing measurement, monitoring and control of credit, investment, market, liquidity, operational, reputation and legal risks

-	Ongoing enhancement of risk management culture, capabilities and systems

Technology and Operations
The Technology and Operations group spans the areas of technology operations and solutions, governance and security, as well as global operations and INTRIA – CIBC’s subsidiary company that provides items processing, currency and print services to CIBC and to other Canadian companies. This functional group manages and enhances the technology and operational processes that run CIBC’s businesses worldwide, as well as providing specialized service and advice to business partners.
-	Simplify complex technology and operational processes to improve effectiveness and efficiency

-	Maintain robust and secure operating platforms for all of our clients

-	Deliver outstanding technology and operations services to our clients and business partners that are simple, efficient, and strategically aligned

36	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 29 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 4, 2008. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 167 to 169 of this Annual Accountability Report.
External reporting changes
The following is a summary of the external reporting changes adopted in the first quarter of 2008:
-	We adopted the Internal Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly named as Basel II. See “Management of Risk” section for additional details.

-	We moved our commercial banking line of business from CIBC World Markets to CIBC Retail Markets. Prior period information was restated.

-	We moved our securitization-related revenue from the lines of businesses (cards, mortgages and personal lending) to other within CIBC Retail Markets. Prior period information was restated.

-	We moved the investment consulting service revenue from retail brokerage to asset management, both within CIBC Retail Markets. Prior period information was restated.

-	We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.

38 Overview
38 Vision, Mission and Values
38 Strategic Priorities
38 Performance Measurement
38 2008 Performance
39 Economic and Market Environment
39 Financial Overview
40 Significant Events
41 Outlook for 2009

42 Run-off Businesses and Other Selected Activities
42 Run-off Businesses
49 Other Selected Activities

50 Financial Performance Review
50 Net Interest Income and Margin
50 Non-interest Income
50 Trading Activities
50 Provision for Credit Losses
51 Non-Interest Expenses
51 Taxes
51 Foreign Exchange
51 Fourth Quarter Review
52 Quarterly Trend Analysis
53 Review of 2007 Financial Performance
54 Non-GAAP Measures

56 Business Line Overview
56 CIBC Retail Markets
59 CIBC World Markets
61 Corporate and Other

62 Financial Condition
62 Review of Consolidated Balance Sheet
63 Capital Resources
67 Off-balance Sheet Arrangements

70 Management of Risk
70 Risk Overview
71 Basel II Capital Accord
71 Credit Risk
76 Market Risk
80 Liquidity Risk
82 Strategic Risk
82 Operational Risk
83 Reputation and Legal Risk
83 Regulatory Risk
83 Environmental Risk

84 Accounting and Control Matters
84 Critical Accounting Policies and Estimates
88 Financial Instruments
88 Accounting Developments
89 Related-party Transactions
89 Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Run-off Businesses and Other Selected Activities”, “Business Line Overview” and “Contingent Liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2009” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the Management of Risk section of this report; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executive; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Annual Accountability Report 2008	37

Management’s Discussion and Analysis
Overview
CIBC is a leading North American financial institution serving clients in Canada and around the world. Through our two distinct strategic business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to almost 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be the leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them

•	Creating a positive employee experience

•	Making a difference in our communities

•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three values — trust, teamwork and accountability.
Strategic priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
     Our strategic imperative is to deliver consistent and sustainable earnings over the long-term. In support of our strategic imperative, we are focused on three key business priorities:
•	Business strength

•	Productivity

•	Balance sheet strength and capital usage
Performance measurement
We have established a performance measurement framework, which we call our balanced scorecard, in order to measure our progress against our vision, mission, and strategy. Our balanced scorecard contains both financial and non-financial measures covering areas that are important to all of our stakeholders — clients, employees, communities and shareholders.
     Our financial measures include quantitative targets for earnings per share growth, return on equity, capital strength, business mix, risk, productivity, our common share dividend payout and total shareholder return. Our non-financial measures include objectives in the areas of client satisfaction, employee experience, community investment, environmental responsibility and corporate governance.
2008 performance
2008 was a year of challenge and change for the global financial services industry. The deterioration of the U.S. residential mortgage market that began in 2007 escalated into a broad-based credit crisis that has required co-ordinated actions from central banks and governments around the world.
     Against this backdrop, CIBC, like many other financial institutions around the world, has recorded mark-to-market write-downs and counterparty credit valuation adjustments on structured credit positions. These charges resulted in CIBC reporting a net loss for 2008.
     While our 2008 financial performance is not aligned with our strategy, CIBC took action on a number of fronts to position the bank for potential emerging challenges in the environment. These actions have positioned CIBC for better performance as market conditions improve. More importantly, they have strengthened CIBC for the long term.
Capital strength
Going into 2008, we emphasized capital strength as our key priority.
     In January of 2008 we raised $2.9 billion of common equity before the financial markets experienced broad-based deterioration. As a result of this capital raise, together with business exits, ongoing earnings and asset reduction initiatives, our Tier 1 capital ratio, the primary measure of our capital strength, improved to 10.5% at the end of 2008.
     Our Tier 1 capital ratio of 10.5% exceeds regulatory requirements of 7% and is the strongest among the major commercial banks in North America.
     A major area of focus for CIBC in 2008 was building capital and reducing our structured credit run-off exposure as market conditions deteriorated. As of the end of 2008, the risk of future losses in this portfolio has been reduced.
     While market conditions remain uncertain heading into 2009, our capital position is a key strength for CIBC, providing a solid foundation for future investment and growth.
Business strength
While emphasizing balance sheet strength, we have also been focused on our core businesses.
     CIBC Retail Markets reported net income of $2.3 billion in 2008. Profitability was supported by volume growth and expense discipline. Against the backdrop of highly competitive industry conditions and a more challenging environment, we maintained market share in key product areas and continued to invest in our distribution, advisory and product capabilities. Our branch network in Canada has long been an area of strength for CIBC. We are investing in new branches, longer branch hours, upgrades to our Automated Banking Machine (ABM) network, and telephone banking capacity to ensure the continued strength and long-term growth of our platform. In the area of advice, CIBC remains a market leader in Canada. CIBC Wood Gundy holds a strong number two position in the full service brokerage segment and Imperial Service represents the largest fully-licensed and accredited branch-based advisory network in the industry. An important part of our retail strategy is to leverage our market leadership in the key area of loyalty programs. During 2008, we extended our Aeroplan offer to more of our clients, including the addition of Aeroplan Miles to new products such as the CIBC Unlimited chequing account.
     CIBC World Markets reported a loss of $4.2 billion in 2008 as a result of the structured credit write-downs. CIBC World Markets was repositioned in 2008 to reduce risk and strengthen alignment with CIBC’s desired risk profile and strategic imperative of consistent and sustainable performance over the long term. Our first priority was to sell or exit businesses that did not align with our strategy. We sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses to Oppenheimer Holdings Inc. (Oppenheimer), exited our leveraged finance activities in London, and placed our structured credit business in run-off. We reduced other non-core activities, including derivatives trading and our asset-backed commercial paper conduits. Under a new management team, we renewed our CIBC World Markets strategy around four core businesses — global equities; fixed income and currencies; investment, corporate and merchant banking; and real estate finance. In the face of extremely challenging market conditions and the distractions of internal repositioning, these businesses performed well in 2008 and

38	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
continued to provide value to our clients. Moving forward, CIBC World Markets has set a financial objective in support of its goal of greater earnings consistency, with a target to achieve annual net income over the medium-term of $300 million to $500 million from its continuing businesses.
Productivity
CIBC achieved further improvements in 2008 in the area of productivity. Our target for 2008 was to hold expenses flat relative to the fourth quarter of 2006, excluding FirstCaribbean International Bank and our exited/sold businesses. For the third consecutive year, we exceeded these annual expense targets. Our strategic target is to achieve a median efficiency ratio among our Canadian bank peer group. In 2009, we expect further opportunities to maintain expense discipline, particularly from reducing trailing infrastructure expenses associated with our business exits. We are placing equal emphasis on achieving revenue improvements, which are necessary to achieve our strategic target on a sustainable basis over the long term.
     In summary, we made important progress in 2008 against our priorities and have strengthened CIBC for the long term.
Economic and market environment
CIBC was affected by the slowing global economic climate in 2008 and related shocks to financial markets. Canada’s economy skirted close to recession in terms of real output, although the first three quarters of the fiscal year featured solid gains in nominal output, employment, and incomes from record prices for many commodities. Export volumes declined in sympathy with the U.S. slump, but domestic economic activity remained healthy through much of the year, supporting deposit growth. The Canadian dollar weakened over the course of the year, providing some shelter to exporters.
     Anticipating the fallout from the U.S. situation and risks to the world financial system, the Bank of Canada moved to cut interest rates aggressively, helping to bring down short-term interest rates, despite headline inflation running above the 2% target on higher gasoline and food prices. That helped keep mortgage and consumer credit demand growing strongly, and low rates of unemployment kept losses on these portfolios contained, although personal bankruptcies began to rise from a low prior-year base. Later in the year, a slowdown in employment growth was reflected in a gradual retreat in home sales, construction and house prices, particularly relative to earlier booms in western Canada. Non-financial corporate earnings showed healthy growth, particularly in the resource sector during the period of record prices. Troubles in the U.S. residential mortgage market spilled over into a broader fallout to global credit markets. That negatively affected valuations on related CIBC assets, and resulted in a narrowing of interest margins as the spreads on wholesale funding to Canadian banks rose, particularly in the term debt market.
Financial overview

$ millions, except per share amounts,
as at or for the year ended October 31	2008	2007	2006

Total revenue	$3,714	$12,066	$11,351
Net (loss) income	(2,060)	3,296	2,646
Per share — basic (loss) earnings	(5.89)	9.30	7.50
— cash basic (loss) earnings(1)(2)	(5.80)	9.38	7.56
Per share — diluted (loss) earnings	(5.89)	9.21	7.43
— cash diluted (loss) earnings(1)(2)	(5.80)	9.30	7.49
Dividends per share	3.48	3.11	2.76
Total assets	353,930	342,178	303,984
Return on equity	(19.4)%	28.7%	27.9%
Efficiency ratio	n/m (3)	63.1%	66.0%
Cash efficiency ratio (TEB)(1)	n/m (3)	61.3%	64.4%
Total shareholder return	(43.5)%	20.2%	25.6%
Share price	54.66	102.00	87.60

Tier 1 capital ratio(4)	10.5%	9.7%	10.4%
Total capital ratio(4)	15.4%	13.9%	14.5%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

(3)	Not meaningful due to the net loss in the year.

(4)	2008 is based upon Basel II framework whereas the prior years were based upon Basel I framework.
Net loss for the year was $2,060 million, compared to net income of $3,296 million in 2007. Our results for 2008 and 2007 were affected by the following items:
2008
•	Loss on the structured credit run-off business of $7.3 billion ($4.9 billion after-tax);

•	$ 519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;

•	$ 414 million ($279 million after-tax) positive impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program;

•	$ 192 million ($130 million after-tax) of higher than normal severance accruals;

•	$ 177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios in the fourth quarter;

•	$ 125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;

•	$ 106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;

•	$ 75 million ($50 million after-tax) of credit valuation adjustments (CVA) against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;

•	$ 56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and

•	$ 47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.

CIBC Annual Accountability Report 2008	39

Management’s Discussion and Analysis
2007
•	$ 777 million ($507 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDO) and real estate mortgage-backed securities (RMBS) related to the U.S. residential mortgage market;

•	$ 456 million ($381 million after-tax and minority interest) Visa gain;

•	$139 million of favourable tax-related items;

•	$102 million ($92 million after-tax) net reversal of litigation accruals;

•	$98 million ($64 million after-tax) positive impact of changes in credit spreads on the MTM of our corporate loan credit derivatives;

•	$47 million ($26 million after-tax) of expenses related to the proposed sale of some of our U.S. businesses; and

•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses.
Revenue decreased $8.4 billion or 69%. CIBC Retail Markets revenue was down $509 million or 5% from 2007. Prior year revenue included the Visa gain noted above. Narrower spreads in deposits, cards, mortgages, and loans were mostly offset by volume growth. CIBC World Markets revenue was down $7.8 billion from 2007 primarily due to the losses related to structured credit run-off activities and the sale of some of our U.S. businesses as noted above. Revenue from investment banking and credit products was down mainly due to losses related to leveraged leases. These losses were partially offset by gains in our corporate loan hedging program and the foreign exchange gain on repatriation noted above.
     Provision for credit losses increased $170 million or 28%, resulting mainly from higher volumes and loss rates in the cards portfolio, and lower recoveries and reversals in the corporate lending portfolio, partially offset by lower losses in the personal banking portfolio. The prior year also benefited from a reversal of the general provision as noted above.
     Non-interest expenses decreased $411 million or 5% primarily due to the impact of the sale of some of our U.S. businesses and lower performance-related compensation, partially offset by higher litigation and professional expenses and the acquisition of FirstCaribbean in December 2006.
     Income tax expense was down $2,742 million, primarily due to lower income and the $486 million increase in our expected tax benefit relating to Enron-related litigation settlements, partially offset by taxes on the repatriation of retained earnings from our foreign operations as noted above.
Significant events
Global market credit issues
Problems originating in the U.S. sub-prime mortgage market last year continued to have global impact during the year. Our structured credit business, within CIBC World Markets, had losses for the year of $7.3 billion. These losses were primarily due to increased credit valuation adjustments in respect of our exposures hedged with financial guarantors. The deterioration of the MTM value of the underlying assets hedged by financial guarantors over the course of the year has in turn affected the credit quality of the financial guarantors, resulting in increased credit valuation adjustments. In addition to the deterioration in MTM values the following developments during the year also affected our structured credit results and exposures:
•	ACA was restructured in August resulting in the termination of our credit derivative contracts with ACA;

•	We transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM exposures;

•	An event of default triggered a reduction in our unfunded commitment which resulted in gain;

•	We commuted a USRMM contract with a financial guarantor; and

•	Changes in valuation technique and accounting reclassifications of certain exposures had a positive impact on results.
These events are discussed in more detail in our “Run-off businesses and other selected activities” section.
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities, and related debt capital markets businesses and our Israeli investment banking and equities businesses to Oppenheimer. The sale to Oppenheimer of certain U.S. capital markets related businesses located in the U.K. and Asia closed in the fourth quarter of 2008. During the year, we recorded a pre-tax loss of $57 million on the sale.

     CIBC Restricted Share Awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     The disposition is not expected to have a significant impact on our ongoing results of operations.
Exiting of certain trading positions
We have discontinued certain trading strategies that are no longer appropriate in the current market environment or are not aligned with the core CIBC World Markets business strategy. Positions under these trading strategies are included in the following trading books:
•	Exotic European Interest Rate Derivatives (Exotic European IRD);

•	European and Asian Proprietary Equity Derivatives Trading;

•	Equity Yield Arbitrage;

•	U.S. Convertible Arbitrage; and

•	U.S. Capital Structure Arbitrage.
We are managing these books separately from our ongoing trading activities with the mandate of exiting the remaining positions. As a result, we recorded a $68 million market valuation adjustment for the ongoing unwinding and liquidation of these positions.

40	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     As at October 31, 2008, the Exotic European IRD book consisted of primarily exotic and semi-exotic interest rate derivatives with a notional amount of $29.0 billion (fair value receivable of $169 million) and related hedges. The European and Asian Proprietary Equity Derivatives Trading book comprised equity derivatives with a notional of $21.3 billion (fair value payable of $118 million) and interest rate derivatives with a notional of $6.7 billion (fair value receivable of $5 million). The other books primarily consisted of illiquid preferred shares, debentures and bonds (long of $254 million and short of $111 million).
Issue of share capital
During the year, we issued 45.3 million common shares for net proceeds of $2.9 billion.
     We issued 23.9 million common shares for net proceeds of $1.5 billion, through a private placement to a group of institutional investors, comprising Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation.
     We also issued 21.4 million common shares for net proceeds of $1.4 billion, through a public offering.
Sale of Visa Inc. shares
As a result of the worldwide restructuring of Visa, we recorded a pre-tax gain of $456 million ($381 million after-tax and minority interest), in 2007.
     In March 2008, Visa Inc. proceeded with the IPO of Class A shares at US$44 per share. As a result of the mandatory redemption of 56.1% of our shares and the final adjustment process, we recorded a pre-tax loss of $22 million ($19 million after-tax and minority interest).
     In July 2008, we sold our remaining shares in Visa Inc. to another former bank member in the Visa network, as permitted by the terms of Visa’s restructuring agreements, and recorded a gain of $28 million ($20 million after-tax and minority interest).
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes result in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
     CIBC has accepted the recent Internal Revenue Service (IRS) settlement offer with respect to its leveraged leases and is in the process of providing the required supplementary information to the IRS in connection with the settlement. The terms and conditions of the offer letter are identical to those received by other industry participants in these transactions. The effect of the communication is a further change in the cash flows from the previous offer to settle by the IRS and from what was reflected in the opening retained earnings amount as described above. The statement of operations includes a 2008 fiscal year pre-tax charge of $40 million resulting from a GAAP lease income adjustment. Approximately $18 million of this pre-tax charge represents a fourth quarter adjustment, as a result of clarifications made by the IRS to the terms and conditions of their settlement offer. In addition, there is a 2008 pre-tax charge of $34 million for interest payments on deficient tax instalments. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto provided by the IRS, it is possible that additional charges could occur during the process of finalizing the closing agreement. The IRS has indicated publicly that it expects to finalize most of the closing agreements relating to their settlement offers in the coming months. CIBC anticipates that the IRS should be able to finalize its closing agreement with CIBC in 2009.
     Unrelated to the IRS settlement above, we also recorded mark-to-market losses of $32 million relating to interest-rate hedges for the leveraged lease portfolio that do not qualify for hedge accounting.
Outlook for 2009
The Canadian economy was close to recession as 2008 came to a close, and is likely to see just under 1% real GDP growth in 2009, most of which will come in the latter half of the year. Risks of a more protracted period of low GDP growth remain, and will depend on the timing of a recovery from the recession and financial sector turmoil now in evidence in the U.S. and other G-7 economies. Worldwide fiscal stimulus and central bank interest rate cuts are working alongside direct support for the financial system to combat the recession outside Canada’s borders, while Canada’s economy should also benefit from a period of lower interest rates and possible stimulus efforts in upcoming government budgets.
     CIBC Retail Markets is expected to see slower demand for mortgage and other credit products, reflecting softer housing turnover and prices, weaker consumer spending growth, and higher unemployment rates. We expect a rise in personal and small business bankruptcies associated with the weaker economic backdrop. Demand for investment products will be supported by the launch of tax-free savings accounts.
     For CIBC World Markets, a slower pace to new issuance of equities and corporate bonds, particularly in the first half of the fiscal year, will impact corporate finance activities. These activities will also be affected by the increasing M&A pipeline supported by government financing needs. U.S. real estate finance will be impacted by the weakness in the securitization market. Corporate default rates are likely to head higher, but valuations on corporate debt securities and the market for new debt and equity issues could improve given the bleak outlook now priced in. Loan demand will be supported by the reduced ability to tap equity and public debt markets.

CIBC Annual Accountability Report 2008	41

Management’s Discussion and Analysis
Run-off Businesses and Other Selected Activities
Run-off Businesses
Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we have curtailed activity in our structured credit and international leveraged finance businesses and have established a focused team with the mandate to manage the residual exposures.
Structured credit run-off business
Overview and results
Our structured credit business, within CIBC World Markets, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPE), which could result in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earn a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:

Unhedged —
•	USRMM

•	non-USRMM

Hedged —

•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — losses before taxes

					For the
					year
	For the three months ended				ended
	2008	2008	2008	2008	2008
$ millions	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Trading	$540	$885	$2,340	$3,378	$7,143
Held-to-maturity (HTM)	(93)	—	—	—	(93)
Available-for-sale (AFS)	32	—	144	86	262

Total	$479	$885	$2,484	$3,464	$7,312

The structured credit business had losses during the year of $7.3 billion. These losses were primarily driven by deterioration in the credit quality of financial guarantors and the MTM losses of the underlying assets, which resulted in significant increases in credit valuation adjustments. In 2007, the associated losses were included in other businesses within CIBC World Markets.
Change in valuation techniques
Due to the inherent limitations of indicative broker quotes in estimating fair value in inactive markets for collateralized loan obligations (CLOs) and related credit derivatives, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible. As at August 1, 2008, we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the fair value of the CLO assets of US$284 million ($291 million) and written credit derivatives on CLOs of US$478 million ($489 million). This also led to a reduction in fair value on purchased CLO protection by US$890 million ($911 million), with a resulting decrease in related credit valuation adjustments of US$431 million ($441 million). The net impact of these valuation changes was to increase revenue by $310 million on August 1, 2008.
Reclassification of certain exposures
As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, in the fourth quarter, we changed our intention to hold certain positions to maturity. As a consequence, we reclassified notional of US$5,833 million ($5,973 million) of CLOs and US$444 million ($455 million) CDOs of trust preferred securities (TruPs) in our structured credit runoff business from the trading book to the non-trading book effective August 1, 2008. We believe the intrinsic value of these positions exceeds their estimated fair value, which has been significantly and adversely impacted by reduced liquidity in the financial markets. Returns on these positions will be optimized by holding them to maturity rather than through sale in the short-term. The remaining contractual term to maturity of the CLOs ranges from 5 to 18 years and that of the TruPs ranges from 25 to 26 years. The remaining weighted average life (WAL) of the CLOs, and TruPs is 5.1 years and 5.3 years respectively. The WAL of our tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down our tranche. The impact of the reclassifications is summarized in Note 4 to the consolidated financial statements. If the reclassification had not been made, $629 million (US$522 million) of unrealized losses, would have been included in the results of the structured credit run-off business.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2008	2007
US$ millions, as at	Oct. 31	Oct. 31

Notional amounts
Investments and loans(1)	$10,304	$4,092
Written credit derivatives(2)	30,931	82,343

Total gross exposures	$41,235	$86,435

Purchased credit derivatives and index hedges	$37,039	$81,243

(1)	Represents original investment costs.

(2)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
During the year, we had the following changes in our exposures:
ACA
On August 7, 2008, we together with other institutions reached an agreement with ACA to restructure the credit derivatives that ACA had with its counterparties. The restructuring resulted in the termination of our credit derivatives contracts and in return, we received cash of $33 million, representing our pro-rata share (15.77%) of an initial cash payment. We also received, on a pro-rata basis, a counterparty surplus note (CSN) issued by ACA, valued at $8 million. The CSN entitles the holder to receive the residual cash flows of ACA subject to the approval of its insurance regulator. As a consequence of the restructuring, positions previously hedged by ACA became unhedged.
Cerberus transaction
In the fourth quarter we transacted with Cerberus to obtain downside protection on our USRMM exposures while retaining upside participation if the underlying securities recover. Following the reduction of an unfunded commitment on a variable funding note

42	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
(VFN) as discussed below, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was US$609 million as at October 31, 2008. The underlying CDO exposures (included in the exposure table on page 44) had a fair value of US$773 million as at October 31, 2008.
Gain on reduction of unfunded commitment on a VFN
We invested in a Class A1 VFN with original notional of US$945 million issued by a CDO. The bankruptcy filing on September
15, 2008, by the guarantor of a related credit default swap, which was held by the CDO vehicle, triggered an event of default that led to a series of actions by the trustee under the indenture for this CDO, which resulted in the reduction of our unfunded commitment on the VFN to zero. As a result, we recognized a gain of $895 million, (US$841 million), representing our unfunded commitment liability at the time.
Commutation of a USRMM contract with a financial guarantor
In October we commuted a USRMM contract with a financial guarantor for cash consideration of US$100 million, reflecting our fair value of the net USRMM receivable at that time. As a result we wrote down the receivable by US$492 million with a corresponding reduction of the related CVA of US$397 million..
Other changes in exposures
•	We reduced exposures in the correlation, flow trading and intermediation books by approximately $37.0 billion and unwound related purchased credit derivatives of a similar amount for a total reduction in credit derivatives of $74.0 billion. These transactions resulted in a pre-tax loss of $18 million;

•	We assumed $6.8 billion of assets and unwound the related written credit derivatives of the same amount with no impact to our results;

•	We terminated US$339 million of written credit derivatives with loss of $2 million; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by US$503 million.

CIBC Annual Accountability Report 2008	43

Management’s Discussion and Analysis
Total exposures
The exposures held within our structured credit run-off business within CIBC World Markets are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, also has holdings in securities with USRMM exposure, which are being managed separately and are included in the table below.

US$ millions, as at October 31, 2008

	Exposures(1)					Hedged by					Unhedged
				Written credit derivatives							USRMM
				and liquidity and
	Investments & loans			credit facilities(2)		Purchased credit derivatives
			Carrying			Financial guarantors		Others			Net
	Notional	Fair value	value	Notional	Fair value(4)	Notional	Fair value(3)(4)	Notional		Fair value(3)(4)	exposure(5)

USRMM(11)
Unhedged(6)
Super senior
CDO of mezzanine RMBS	$—	$—	$—	$811	$784	$—	$—	$—		$—	$27
Warehouse — RMBS	365	11	11	—	—	—	—	—		—	11
Various(7)	464	13	13	361	313	—	—	—		—	61

	829	24	24	1,172	1,097	—	—	—		—	99
Hedged
Other CDO	1,571	231	231	2,745	2,176	3,786	3,086	529	(8)	455

Total USRMM	$2,400	$255	$255	$3,917	$3,273	$3,786	$3,086	$529		$455

Non-USRMM
Unhedged
CLO(2)	$257	$175	$190	$144	$5	$—	$—	$—		$—
Corporate debt	181	110	110	—	—	—	—	—		—
Third party non-bank sponsored ABCP conduits(2)(9)	538	347	347	413	n/a	—	—	—		—
Warehouse — non-RMBS	160	39	39	—	—	—	—	—		—
Others(2)	237	233	233	395	—	—	—	—		—

	1,373	904	919	952	5	—	—	—		—
Hedged
CLO(10)	5,856	4,898	5,272	7,687	469	13,125	828	432		17
Corporate debt	—	—	—	15,414	1,289	6,959	648	8,453		660
CMBS	—	—	—	777	310	777	312	—		—
Others	675	373	506	2,184	578	2,461	837	449		63
Unmatched purchased credit derivatives	—	—	—	—	—	—	—	68		—

Total non-USRMM	7,904	6,175	6,697	27,014	2,651	23,322	2,625	9,402		740

Total	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931		$1,195

Oct. 31, 2007	$4,092	$3,201	$3,201	$82,343	$4,866	$35,090	$3,174	$46,153		$1,386

(1)	We have excluded from the table above our total holdings of the following entities, including those related to our treasury activities, as at October 31, 2008 of notional US$3,952 million and fair value US$3,914 million which includes:
•	Debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,750 million, fair value US$1,718 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$1,365 million, fair value US$1,353 million), Government National Mortgage Association (Ginnie Mae) (notional US$187 million, fair value US$184 million), Federal Home Loan Banks (notional US$625 million, fair value US$625 million), Federal Farm Credit Bank (notional US$351 million, fair value US$351 million) and Student Loan Marketing Association (Sallie Mae) (notional US$6 million, fair value US$6 million).

•	Trading equity securities issued by Sallie Mae (fair value US$1 million).

•	Short positions in debt securities, predominantly To Be Announced securities, of Fannie Mae (notional US$332 million, fair value US$324 million).

(2)	Liquidity and credit facilities to third party non-bank sponsored ABCP conduits amounted to US$413 million, to non-USRMM unhedged CLO amounted to US$63 million and to non-USRMM unhedged others amounted to US$143 million.

(3)	Gross of CVA for purchased credit derivatives of $3.8 billion.

(4)	This is the fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(5)	After write-downs.

(6)	As at October 31, 2008, the rating for super senior CDO of mezzanine RMBS ranged from Ba3 to CC. The rating for the warehouse RMBS was approximately 62% investment grade and 38% non-investment grade (based on market value).

(7)	Includes USRMM exposures held in FirstCaribbean, which mature in 25 to 38 years and are rated AA1 to AAA.

(8)	Hedged with a large American diversified multi-national insurance and financial services company with which CIBC has market standard collateral arrangements.

(9)	Estimated USRMM exposure in the third party non-bank sponsored ABCP conduits was $148 million as at October 31, 2008.

(10)	Investments and loans include unfunded investment commitments with a notional of US$223 million.

(11)	Excluded from the table above is the protection from the Cerebrus note which had fair value liability of US$609 million as at October 31, 2008.

n/a	Not applicable.

44	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write-downs, was US$99 million ($119 million) as at October 31, 2008. During the year, we terminated US$300 million notional of index hedges as a result of the reduction in our exposures. In 2008, we had realized and unrealized gains on our unhedged USRMM exposures, net of index hedges of $321 million.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, third party non-bank sponsored ABCP conduits, warehouse non-RMBS, and other.
CLO
Our unhedged CLO exposures with notional of US$401 million ($483 million) are mostly rated AAA as at October 31, 2008, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 21%, 51% and 28% of the unhedged corporate debt exposures with notional of US$181 million ($218 million) are related to positions in Europe, Canada and other countries respectively.
Third party non-bank sponsored ABCP conduits
We hold positions in and provide liquidity facilities with a total notional of US$951 million ($1,146 million) to ABCP conduits that are parties to the “Montreal Accord” and ABCP conduits that are not parties to the Montreal Accord.
Montreal Accord
As at October 31, 2008, we held $471 million (October 31, 2007: $358 million) in par value holdings in non-bank sponsored ABCP subject to the standstill and court approved restructuring plan proposed by signatories to the Montreal Accord. These non-bank sponsored ABCP are backed by traditional securitization assets, and leveraged and unleveraged CDOs, some of which have U.S. sub-prime exposures (estimated notional exposure to U.S. sub-prime mortgages was $148 million as at October 31, 2008).
     We also provided a liquidity facility of $319 million to one of these conduits. The facility was undrawn as at October 31, 2008 and was terminated in November 2008. Assuming completion of the proposed restructuring plan set out in the Montreal Accord, we would receive $145 million in senior Class A-1 notes, $153 million in senior Class A-2 notes, and $173 million in various subordinated and tracking notes, in exchange for our existing ABCP with par value of $471 million. The Class A-1 and Class A-2 notes would pay a variable rate of interest below market levels. The subordinated notes would be zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes would pass through the cash flows of the underlying assets. All of the restructured notes would be expected to mature in December 2016.
     Based on our estimate of the $239 million combined fair value of these notes, we recorded losses of $173 million during the year.
     In addition, pursuant to the proposed restructuring plan, we would participate in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the proposed MFF, we would be committed to provide a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts to be created under the Montreal Accord do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and more collateral was required, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     There can be no assurance that the non-bank sponsored ABCP restructuring will be completed on the terms proposed by the Montreal Accord, or at all. If proposed restructuring is not completed, the estimated fair value of our holdings could reduce significantly resulting in additional losses.
Other non-bank sponsored ABCP conduits
We also provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits that are not parties to the Montreal Accord. During the year, $971 million of the facilities have been terminated. As at October 31, 2008, $356 million of the facilities, the majority of which relate to U.S. conduits, remained committed. Of this commitment, $179 million was drawn as at October 31, 2008. The underlying assets of the U.S. conduits comprise U.S. auto loans (34%) and U.S. CDOs (65%), with maturities ranging from three to eight years. Of the undrawn U.S. liquidity facilities, $55 million was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. Approximately 92% of the $55 million is provided to conduits with CDO assets.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of US$160 million ($193 million), 73% represents investments in CLOs backed by diversified pools of U.S.-based senior secured leveraged loans. Approximately 14% represents investments in CDOs backed by TruPs with exposure to U.S. real estate investment trusts. Another 7% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposures with notional of US$237 million ($285 million) is primarily related to film rights receivables (41%), lottery receivables (26%), and U.S. mortgage defeasance loans (33%).
Purchased protection from financial guarantors
(USRMM and non-USRMM)
ACA
During the year, we recorded a charge of US$3.0 billion ($3.1 billion) on our exposures hedged by ACA. With the restructuring of ACA on August 7, 2008 as noted above, all our credit derivative contracts with ACA were terminated.
Other financial guarantors
Our methodology for CVA on the hedging contracts provided by other financial guarantors takes into account market observed credit spreads. In the fourth quarter, where appropriate on certain financial guarantors, we determined the CVA based on estimated receivable amounts, which resulted in an additional charge of US$290 million. The total CVA charge for other financial guarantors was US$4.2 billion ($4.2 billion) for the year. As at October 31, 2008, CVA on credit derivative contracts with other financial guarantors was US$3.8 billion ($4.6 billion), and the fair value of credit derivative contracts with other financial guarantors net of valuation adjustments was US$1.9 billion ($2.3 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.

CIBC Annual Accountability Report 2008	45

Management’s Discussion and Analysis
     During the year, we recognized a gain of US$164 million ($198 million) net of premium cost on credit hedges, unwound in the year, on these financial guarantors. These credit hedges are market standard contracts and generic to each insurer. They do not specifically refer to the contracts that we have with each insurer.

     In addition, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at October 31, 2008, these positions were performing and the total amount guaranteed by financial guarantors was approximately US$193 million ($232 million).
The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet:

US$ millions, as at October 31, 2008

							USRMM related			Non-USRMM			Total

			Moody’s											Net
	Standard		Investor		Fitch			Fair			Fair			fair
Counterparty	& Poor’s		Service		Ratings		Notional	value(1)	CVA	Notional	value(1)	CVA	Notional	value

I	AA		A2	(2)(5)	—	(3)	$74	$23	$(12)	$1,664	$437	$(222)	$1,738	$226
II	AA	(6)	Aa3	(2)(5)	—	(3)	534	474	(207)	1,779	398	(174)	2,313	491
III	B	(4)	B3	(4)	—	(3)	616	590	(425)	1,414	139	(100)	2,030	204
IV	BB	(2)(8)	B1	(2)	CCC	(4)	—	—	—	2,083	125	(110)	2,083	15
V	BBB-	(2)(7)	Caa1	(4)	—	(3)	2,562	1,999	(1,616)	2,621	152	(101)	5,183	434
VI	AAA	(2)	Aaa	(2)	AA		—	—	—	5,200	488	(290)	5,200	198
VII	AAA		Aaa	(2)(10)	AAA		—	—	—	4,678	372	(219)	4,678	153
VIII	AAA	(2)	Aaa	(2)(9)	AAA	(2)	—	—	—	1,484	201	(102)	1,484	99
IX	BBB+	(2)	A3	(2)	—	(3)	—	—	—	2,238	312	(202)	2,238	110
X	A-		A3	(2)	BBB+		—	—	—	161	1	—	161	1

Total financial guarantors							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

Oct. 31, 2007							$7,963	$2,900	$(39)	$27,127	$274	$(6)	$35,090	$3,129

(1)	Before CVA.

(2)	On credit watch with negative implications.

(3)	Rating withdrawn. No longer rated by Fitch Ratings.

(4)	On credit watch.

(5)	Downgraded to Baa1 (Outlook Developing) in November, 2008.

(6)	Downgraded to A in November, 2008.

(7)	Downgraded to B in November, 2008; remains on credit watch.

(8)	Downgraded to CCC in November, 2008.

(9)	Downgraded to Aa3 (Outlook Developing) in November, 2008.

(10)	Downgraded to Aa2 in November, 2008.
The assets underlying the protection purchased from financial guarantors are as follows:

US$ millions, as at October 31, 2008
	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt	CMBS	Others	Total

I	$74	$623	$—	$777	$264	$1,664
II	534	946	—	—	833	1,779
III	616	1,288	—	—	126	1,414
IV	—	1,830	—	—	253	2,083
V	2,562	2,621	—	—	—	2,621
VI	—	—	5,200	—	—	5,200
VII	—	4,428	—	—	250	4,678
VIII	—	1,314	—	—	170	1,484
IX	—	75	1,759	—	404	2,238
X	—	—	—	—	161	161

Total financial guarantors	$3,786	$13,125	$6,959	$777	$2,461	$23,322

Oct. 31, 2007	$7,963	$14,342	$8,840	$777	$3,168	$27,127

46	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
USRMM
Our USRMM related positions of notional US$3.8 billion ($4.6 billion) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 26% sub-prime RMBS, 40% Alt-A RMBS, 14% ABS CDO and 19% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 15% pre-2006 vintage as well as 85% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM assets, underlying the protection purchased from financial guarantors:

US$ millions, as at October 31, 2008
								Weighted
								average	Investment
		Fair	Total	Notional/Tranche		Fair value/Tranche		life (WAL)(3)	grade(2)	Subordination
	Notional	value	tranches(1)	High	Low	High	Low	in years	underlyings	Average	Range

CLO	$13,125	$828	82	$375	$25	$38	$—	5.1	1%	31%	6–67%
Corporate debt	6,959	648	11	800	259	180	22	3.9	71%	19%	15–30%
CMBS	777	312	2	453	324	167	145	6.2	65%	44%	43–46%
Others
Non-US RMBS	392	87	5	145	16	35	—	5.0	n/a	32%	1–53%
TruPS	858	449	12	128	24	76	14	5.3	n/a	49%	45–57%
Other	1,211	301	10	270	1	95	—	7.4	n/a	20%	0–53%

Total	$23,322	$2,625	122	$2,171	$649	$591	$181

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	Or equivalent based on internal credit ratings.

(3)	The WAL of our tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down our tranche.

n/a Not available.
CLO
CLOs comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%), the broadcasting, publishing and telecommunication sector (17%), and the manufacturing sector (15%). Only 3% is in the real estate sector. Approximately 69% and 25% of the underlyings represent U.S. and European exposures respectively.
Corporate debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (34%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 10%, retail and wholesale 9%).
CMBS
The two synthetic tranches reference CMBS portfolios, which are backed by pools of commercial real estate mortgages located primarily in the U.S.
Others
Others are CDOs backed by TruPs, which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, railcar leases and film receivables.
Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$21 million) of purchased credit derivatives from counterparties other than financial guarantors, excluding unmatched purchased credit derivatives.

					Total
					Notional		Fair value
	USRMM related		Non-USRMM		2008	2007	2008	2007
US$ millions, as at	Notional	Fair value	Notional	Fair value	Oct. 31	Oct. 31	Oct. 31	Oct. 31

Non-bank financial institutions	$529	$455	$113	$8	$642	$14,587	$463	$214
Banks	—	—	766	72	766	19,664	72	786
Canadian conduits	—	—	8,453	660	8,453	10,590	660	101
Others	—	—	2	—	2	149	—	—

Total	$529	$455	$9,334	$740	$9,863	$44,990	$1,195	$1,101

Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.

CIBC Annual Accountability Report 2008	47

Management’s Discussion and Analysis
The assets underlying the protection purchased from counterparties other than financial guarantors are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at October 31, 2008	CDO(1)	CLO(2)	debt	Other(3)

Non-bank financial institutions	$529	$—	$—	$113	(4)
Banks	—	432	—	334	(4)
Canadian conduits	—	—	8,453	—
Others	—	—	—	2	(4)

Total	$529	$432	$8,453	$449

(1)	The US$529 million represents super senior CDO with approximately 76% sub-prime RMBS, 3% Alt-A RMBS, 10% ABS CDO, and 11% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (38%), the manufacturing sector (20%), the broadcasting and communication industries (12%); and only 3% is in the real estate sector.

(3)	Approximately 58% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication and mining, oil and gas, with less than 3% in the real estate sector.

(4)	Consist largely of single name credit default swaps which hedge written single name credit default swaps and securities.
Canadian conduits
We purchase credit derivative protection from Canadian conduits and generate revenue by selling the same protection on to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. One of the conduit counterparties, Great North Trust, is sponsored by CIBC and the remaining conduit counterparties are parties to the Montreal Accord.

				Collateral
			Mark-to-	and
US$ millions, as at October 31, 2008	Underlying	Notional(1)	market	guarantee(2)

Great North Trust	Investment grade corporate credit index(3)	$4,103	$352	$540	(4)
Nemertes I / Nemertes II	160 Investment grade corporates(5)	4,350	308	404

Total		$8,453	$660	$944

(1)	These exposures mature within 5 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, commercial paper issued by CIBC-sponsored securitization conduits, CIBC bankers acceptances, and funding commitments. The fair value of the collateral at October 31, 2008 is US$921 million (October 31, 2007: US$782 million).

(3)	Consists of a static portfolio of 125 North American corporate reference entities that were investment grade rated when the index was created. 84% of the entities are rated Baa3 or higher. 99% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 2.4% of the portfolio has experienced credit events. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	Includes US$219 million of funding commitments (with indemnities) from certain third party investors in Great North Trust.

(5)	Consists of a static portfolio of 160 corporate reference entities of which 91.3% was investment grade on the trade date. 87% of entities are currently rated Baa3 or higher (investment grade). 48% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.3% of the entities have experienced credit events. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market. Nereus (acquired by Coventree) is the sponsor for Nemertes I and Nemertes II trusts.
Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and are exiting our European leveraged finance (ELF) business.
     As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to reduce the residual portfolio. As at October 31, 2008, we have funded leveraged loans of $935 million (October 31, 2007: $1,293 million), and unfunded letters of credits and commitments of $210 million (October 31, 2007: $498 million).
     Exposures of ELF loans (net of impairment) by industry are as below:

$ millions, as at October 31, 2008	Drawn	Undrawn

Construction	$87	$31
Manufacturing	316	70
Services	246	36
Transportation and public utilities	43	32
Wholesale Trade	243	41

Total	$935	$210

Oct. 31, 2007	$1,293	$498

U.S. total return swap portfolio
Our U.S. total return swaps (TRS) portfolio consists of TRS on primarily non-investment grade loans and units in hedge funds. The underlying loans are mostly term loans, bonds, revolver credit lines and short-term credit facilities to the corporate sector. The underlying asset quality is rated Baa2 and below. The portfolio has an average term of 433 days. All TRS are collateralized and the total current notional of the TRS portfolio is approximately US$1.5 billion. Of this total portfolio, US$1.2 billion is backed by US$552 million of collateral and the remainder has a corporate guarantee. The current fair value of this portfolio is US$1.2 billion. The table below summarizes the notional value of our positions in the portfolio:

US$ millions, as at October 31, 2008	Notional

Loans	$843
Bonds	81
Hedge funds	534

Total	$1,458

Oct. 31, 2007	$3,277

We are exiting the program by closing the TRS and selling off the underlying assets. The net result of the business for the year ended October 31, 2008 was a profit of $17 million.

48	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Other selected activities
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at October 31, 2008, our holdings of ABCP issued by our sponsored conduits was $729 million (October 31, 2007: $3.1 billion), and our committed backstop liquidity facilities to these conduits was $8.7 billion. We also provided credit facilities of $70 million to these conduits as at October 31, 2008.
     The following table shows the underlying collateral and the average maturity for each asset type in our multi-seller conduits:

		Estimated
	Funded	weighted avg.
$ millions, as at October 31, 2008	amount	life (years)

Asset class
Residential mortgages	$3,247	2.1
Auto leases	2,174	1.1
Franchise loans	722	1.5
Auto loans	478	1.0
Credit cards	975	4.4	(1)
Dealer floorplan	544	1.0
Equipment leases/loans	289	1.3
Other	11	1.2

Total	$8,440	1.9

Oct. 31, 2007	$14,778	2.3

(1)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the ratings of the notes issued by the multi-seller conduits.
     In addition, we also securitize our mortgages and credit cards receivables. Details of our securitization transactions during the year are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of 1 to 3 years. Once the construction and interim phases are complete and the properties are income-producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. The group has a CMBS inventory with a market value of US$1.6 million, as at October 31, 2008.
     The following table provides a summary of our positions in this business as at October 31, 2008:

	Unfunded	Funded
US$ millions, as at October 31, 2008	commitments	loans

Construction program	$210	$603
Interim program	206	1,339
Commercial fixed-rate mortgages	—	76	(1)

Total	$416	$2,018

Oct. 31, 2007	$489	$1,775

(1)	This represents the market value of US$148 million in funded loans economically hedged with interest rate swaps and TRS.

CIBC Annual Accountability Report 2008	49

Management’s Discussion and Analysis
Financial Performance Review
Net interest income and margin

$ millions, for the year ended October 31	2008	2007	2006

Average assets	$344,865	$328,520	$291,277
Net Interest income	5,207	4,558	4,435
Net Interest margin	1.51%	1.39%	1.52%

Net interest income was up $649 million or 14% from 2007, primarily due to volume growth in retail products, decreased trading interest expense, higher interest income from FirstCaribbean, and interest income on tax reassessments. These increases were partially offset by losses and interest expense related to leveraged leases and unfavourable spreads in retail products.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest income

$ millions, for the year ended October 31	2008	2007	2006

Underwriting and advisory fees	$411	$745	$619
Deposit and payment fees	776	791	778
Credit fees	237	287	334
Card fees	306	270	251
Investment management and custodial fees	525	535	479
Mutual fund fees	814	872	799
Insurance fees, net of claims	248	234	224
Commissions on securities transactions	565	875	869
Trading revenue	(6,821)	328	1,129
Available-for-sale/ investment securities, (losses) gains net	(40)	521	71
FVO revenue	(249)	156	n/a
Income from securitized assets	585	489	484
Foreign exchange other than trading	437	390	300
Other	713	1,015	579

	$(1,493)	$7,508	$6,916

Non-interest income was down $9,001 million from 2007.
     Underwriting and advisory fees were down $334 million or 45%, primarily due to the sale of some of our U.S. businesses and lower new issue activity.
     Credit fees were down $50 million or 17% due to the sale of some of our U.S. businesses.
     Commissions on securities transactions were down $310 million or 35%, primarily due to the sale of some of our U.S. businesses and lower trading volumes.
     Trading revenue was down $7,149 million, driven largely by charges on credit protection purchased from financial guarantors. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS)/investment securities gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities and limited partnerships. Revenue was down $561 million, primarily due to losses relating to third-party sponsored ABCP and higher write-downs in merchant banking.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. It includes mainly revenue from U.S. real estate finance and net unrealized gains on our inventory of mortgage-backed securities (MBS) to support our ongoing CIBC originated residential mortgage securitization program and seller swaps. Revenue was down $405 million, primarily due to net unrealized losses on our inventory of mortgage-backed securities (MBS) and seller swaps, and lower revenue from U.S. real estate finance. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Income from securitized assets was up $96 million or 20%, primarily due to higher levels of securitized assets in mortgages.
     Foreign exchange other than trading was up $47 million or 12%, largely due to the foreign exchange gain on the repatriation of capital and retained earnings.
     Other revenue includes realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was down $302 million or 30%, mainly due to the 2007 Visa gain, higher losses on equity-accounted investments, lower revenue from the hedging of stock appreciation rights (SARs), and the loss on the sale of some of our U.S. businesses. These factors were offset in part by higher gains associated with corporate loan hedging programs.
Trading activities

$ millions, for the year ended October 31	2008	2007	2006

Trading (loss) income consists of:
Net interest (expense) income	$(418)	$(638)	$(444)
Non-interest income	(6,821)	328	1,129

	$(7,239)	$(310)	$685

Trading loss was $7,239 million, primarily due to losses related to structured credit run-off activities. Net interest expense was down $220 million or 34%, resulting from decreased trading positions and reclassifications made during the year. Non-interest income was down $7,149 million mainly due to the structured credit losses. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A.
     Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.
Provision for credit losses

$ millions, for the year ended October 31	2008	2007	2006

Specific
Consumer	$661	$580	$585
Business and government	105	51	27
	766	631	612
General	7	(28)	(64)

	$773	$603	$548

The provision for credit losses was up $170 million or 28% from 2007. Specific provision was up $135 million or 21%, mainly due to increased losses in the cards portfolio, lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio. General provision increased by $35 million, primarily due to a reversal of general allowance in 2007.

50	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Non-interest expenses

$ millions, for the year ended October 31	2008	2007	2006

Employee compensation and benefits
Salaries	$2,435	$2,258	$2,076
Incentive bonuses	414	926	971
Commissions	528	613	609
Benefits	540	595	632

	3,917	4,392	4,288
Occupancy costs	610	602	562
Computer and office equipment	1,095	1,104	1,111
Communications	284	317	297
Advertising and business development	217	246	222
Professional fees	230	178	163
Business and capital taxes	118	137	135
Other	730	636	710

	$7,201	$7,612	$7,488

Non-interest expenses were down $411 million or 5% from 2007.
     Employee compensation and benefits were down $475 million or 11%, primarily due to lower performance-related compensation, pension expense and commission expenses, partially offset by normal salary increases.
     Communications expense was down $33 million or 10% and advertising and business development were down $29 million or 12%, mainly related to the sale of some of our U.S. businesses.

     Professional fees were up $52 million or 29% mainly due to higher legal and consulting expenses.
     Business and capital taxes were down $19 million or 14% mainly due to lower tax rates and a lower capital base.
     Other expenses, comprising outside services, operational losses and other personnel costs and donations were up $94 million or 15%, due to the sale of some of our U.S. businesses. The prior year amount also included reversal of litigation accruals.
Taxes

$ millions, for the year ended October 31	2008	2007	2006

Income tax (benefit) expense	$(2,218)	$524	$640

Indirect taxes
GST and sales taxes	200	165	219
Payroll taxes	180	211	188
Capital taxes	107	125	129
Property and business taxes	45	53	43

Total indirect taxes	532	554	579

Total taxes	$(1,686)	$1,078	$1,219

Income taxes as a percentage of net income before income taxes and non-controlling interests	52.1%	13.6%	19.3%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	45.2%	24.5%	31.3%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were down $2,764 million from 2007.
     Income tax benefit was $2,218 million, compared to an expense of $524 million in 2007. This change was primarily due to lower income and a $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
     Indirect taxes were down $22 million, or 4%, primarily due to lower capital taxes as noted above.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.
Foreign exchange
In 2008, the Canadian dollar depreciated 6% on average relative to the U.S. dollar from the prior years, resulting in a $103 million increase in the translated value of our U.S. dollar functional earnings.
Fourth quarter review

$ millions, except per share amounts,				2008				2007
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,288	$2,355	$2,239	$2,371	$2,794	$2,386	$2,309	$2,273
CIBC World Markets	(318)	(598)	(2,166)	(2,957)	5	455	606	662
Corporate and Other	234	148	53	65	147	138	135	156

Total revenue	2,204	1,905	126	(521)	2,946	2,979	3,050	3,091

Net interest income	1,377	1,327	1,349	1,154	1,240	1,180	1,079	1,059
Non-interest income	827	578	(1,223)	(1,675)	1,706	1,799	1,971	2,032

Total revenue	2,204	1,905	126	(521)	2,946	2,979	3,050	3,091
Provision for credit losses	222	203	176	172	132	162	166	143
Non-interest expenses	1,927	1,725	1,788	1,761	1,874	1,819	1,976	1,943

Income (loss) before taxes and non-controlling interests	$55	$(23)	$(1,838)	$(2,454)	940	998	908	1,005
Income taxes	(384)	(101)	(731)	(1,002)	45	157	91	231
Non-controlling interests	3	7	4	4	11	6	10	4

Net income (loss)	$436	$71	$(1,111)	$(1,456)	$884	$835	$807	$770

Per share – basic EPS	$1.07	$0.11	$(3.00)	$(4.39)	$2.55	$2.33	$2.29	$2.13
– diluted EPS	$1.06	$0.11	$(3.00)	$(4.39)	$2.53	$2.31	$2.27	$2.11

CIBC Annual Accountability Report 2008	51

Management’s Discussion and Analysis
Compared with Q4/07
Net income was down $448 million or 51% from the fourth quarter of 2007.
     Net interest income was up $137 million or 11%, primarily due to volume growth in retail products, higher net interest income in FirstCaribbean and lower trading-related interest expense.
     Non-interest income was down $879 million or 52%, primarily due to higher charges on credit protection purchased from financial guarantors, the Visa gain in the fourth quarter of 2007, higher merchant banking losses/write-downs, higher trading valuation adjustment, losses on MBS, and the impact of the sale of some of our U.S. businesses. These factors were partially offset by the gain on the reduction of our unfunded commitment on a VFN, higher gains associated with corporate loan hedging programs, and the foreign exchange gain on the repatriation of capital and retained earnings.
     Provision for credit losses was up $90 million or 68%, primarily due to higher losses in the cards portfolio and lower recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses were up $53 million or 3%, primarily due to higher severance accruals, higher occupancy costs, and higher computer and other equipment expenses, partially offset by lower advertising and business development expenses and lower communication expenses.
     Income tax expense was down by $429 million, primarily due to the recognition of the tax benefit relating to Enron-related litigation settlements and lower income, partially offset by the impact of the repatriation of capital and retained earnings.
Compared with Q3/08
Net income was up $365 million from the prior quarter.
     Net interest income was up $50 million or 4%, primarily due to lower trading-related interest expenses and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.
     Non-interest income was up $249 million or 43%, primarily due to the gain on the reduction of our unfunded commitment on a VFN, higher gains associated with corporate loan hedging programs, and the foreign exchange gain on the repatriation of capital and retained earnings. These factors were partially offset by higher charges on credit protection purchased from financial guarantors, higher merchant banking losses/write-downs, and higher market valuation adjustments.
     Provision for credit losses was up $19 million or 9%, primarily due to higher losses in the cards portfolio, partially offset by higher recoveries and reversals in the corporate lending portfolio. Non-interest expenses were up $202 million or 12%, primarily due to higher severance accruals, higher occupancy costs, and higher computer and other equipment expenses.
     Income tax expense was lower by $283 million primarily due to the recognition of the tax benefit relating to Enron-related litigation settlements, partially offset by the impact of the repatriation of capital and retained earnings and higher income.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
The acquisition of FirstCaribbean resulted in an increase in revenue in CIBC Retail Markets since the first quarter of 2007. In addition, revenue was particularly high in the fourth quarter of 2007 due to the Visa gain.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Since the third quarter of 2007, revenue of CIBC World Markets has been adversely affected by the MTM losses on CDO and RMBS, related to the USRMM and more significantly in the last four quarters, the charges on credit protection purchased from financial guarantors. Increased capital markets volumes led to higher revenue in the first quarter of 2007.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the current quarter.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased in 2008 largely due to higher losses in the cards portfolio, partially offset by improvements in the personal lending portfolio. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarter of 2007.
Non-interest expenses
Non-interest expenses in 2008 were down primarily due to lower employee compensation and benefits, communication, advertising and business development expenses, and business and capital taxes, partially offset by higher litigation and professional expenses.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Income tax expense reductions related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008 and in the last three quarters of 2007. Tax-exempt income was generally increasing in 2007, with larger tax-exempt dividends received in the fourth quarter of 2007. In 2008, tax exempt income has been decreasing. Tax benefits have been recorded in all quarters in 2008, owing primarily to the impact of losses or lower income in all quarters, and the Enron-related income tax benefit in the fourth quarter. The last quarter of 2007 benefited from a lower tax rate on the Visa gain and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings was also included in the second and fourth quarters of 2008 and the fourth quarter of 2007.
Non-controlling interests
Non-controlling interests were lower in 2008 due to lower net revenue from FirstCaribbean.

52	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Review of 2007 financial performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2007	Net interest income (expense)	$4,797	$(568)	$329	$4,558
	Non-interest income	4,959	2,296	253	7,508
	Intersegment revenue	6	—	(6)	—

	Total revenue	9,762	1,728	576	12,066
	Provision for (reversal of) credit losses	651	(28)	(20)	603
	Non-interest expenses	5,579	1,621	412	7,612

	Income before taxes and non-controlling interests	3,532	135	184	3,851
	Income taxes	762	(307)	69	524
	Non-controlling interests	27	4	—	31

	Net income	$2,743	$438	$115	$3,296

2006	Net interest income (expense)	$4,596	$(408)	$247	$4,435
	Non-interest income	4,020	2,574	322	6,916
	Intersegment revenue	5	—	(5)	—

	Total revenue	8,621	2,166	564	11,351
	Provision for (reversal of) credit losses	656	(44)	(64)	548
	Non-interest expenses	5,250	1,779	459	7,488

	Income before taxes and non-controlling interests	2,715	431	169	3,315
	Income taxes	709	(70)	1	640
	Non-controlling interests	—	3	26	29

	Net income	$2,006	$498	$142	$2,646

The following discussion provides a comparison of our results of operations for the years ended October 31, 2007 and 2006.
Overview
Net income for 2007 was up $650 million or 25% from 2006, primarily due to the acquisition of FirstCaribbean, gain on sale of Visa shares, higher merchant banking gains net of write-downs and lower taxes. These were offset in part by MTM losses on CDOs and RMBS related to the USRMM.
Revenue by segments

CIBC Retail Markets
Revenue was up $1,141 million or 13% from 2006, mainly as a result of the FirstCaribbean acquisition, the Visa gain, volume growth in cards, deposits and mortgages, and higher securitization revenue offset in part by spread compression.
CIBC World Markets
Revenue was down $438 million or 20% from 2006, due to lower capital markets revenue resulting mainly from the MTM losses, net of gains on related hedges, of $777 million ($507 million after-tax) on CDOs, and RMBS related to the USRMM, partially offset by higher merchant banking and investment banking and credit product revenue.
Corporate and Other
Revenue was up $12 million or 2% from 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures. 2006 included foreign exchange revenue of $47 million on the repatriation of capital from a foreign operation and revenue from a VIE which was deconsolidated as of July 31, 2006.
Consolidated CIBC

Net interest income
Net interest income was up $123 million or 3% from 2006, primarily due to the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages. Fee income on mortgages refinanced before maturity was also higher. These increases were partially offset by increased trading-related funding costs and spread compression on retail products.
Non-interest income
Non-interest income was up $592 million or 9% from 2006, largely due to the Visa gain, higher merchant banking gains, higher unrealized gains on seller swaps, higher underwriting and advisory fees, and higher gains associated with corporate loan hedging programs. These factors were offset in part by the MTM losses on CDOs and RMBS.
Provision for credit losses
The provision for credit losses was up $55 million or 10% from 2006, mainly due to a lower reversal of the general allowance.
     Specific provision was up $19 million or 3%, mainly due to increased losses in the cards portfolio driven by volume growth, the impact of the FirstCaribbean acquisition, and lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
Non-interest expenses
Non-interest expenses in 2007 were up $124 million or 2% from 2006, primarily due to the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses. These were partially offset by a net reversal of litigation accruals, lower performance-related compensation, pension costs and computer expenses.
Income taxes
Despite higher income, income taxes were down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain and higher tax-exempt income, offset in part by the impact of higher pre-tax earnings.

CIBC Annual Accountability Report 2008	53

Management’s Discussion and Analysis
Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital Resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Adjusted income taxes
Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and other tax adjustments. The adjusted effective tax rate (TEB) is calculated by also grossing up income and tax expense with the tax-exempt income to an equivalent before-tax basis. We believe that the adjusted effective tax and TEB rates provide a fuller understanding of our effective tax rates. Investors may find this non-GAAP financial measure useful in analyzing financial performance.
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
Internal allocations
Treasury impacts the reported financial results of the strategic business units (CIBC Retail Markets and CIBC World Markets) through two mechanisms:
Internal funds transfer pricing
Each business line is charged a marginal, market-based cost of funds on originated assets and credited with value for funds for any liabilities or funding provided by the business line. As market rates change, the funds transfer pricing system immediately reflects these changes for newly originated balances and this impacts the revenue performance of each business line.
Treasury revenue allocations
Once the risk inherent in our customer driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of revenue from these activities is allocated to, and impacts, the “Other” business line within each strategic business unit. A component of Treasury revenue, earnings on unallocated capital, remains in Corporate and Other.

54	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2008		2007	2006	2005		2004

Net interest income		$5,207		$4,558	$4,435	$4,937		$5,258
Non-interest income		(1,493)		7,508	6,916	7,561		6,573

Total revenue per financial statements		3,714		12,066	11,351	12,498		11,831
TEB adjustment	A	188		297	224	191		150

Total revenue (TEB)(1)	B	$3,902		$12,363	$11,575	$12,689		$11,981

Trading (loss) income		$(7,239)		$(310)	$685	$820		—
TEB adjustment		183		292	221	176		—

Trading (loss) income (TEB)(1)		$(7,056)		$(18)	$906	$996		$—

Non-interest expenses per financial statements		$7,201		$7,612	$7,488	$10,865		$8,307
Less: amortization of other intangible assets		42		39	29	12		16

Cash non-interest expenses(1)	C	$7,159		$7,573	$7,459	$10,853		$8,291

Income before taxes and non-controlling interests per financial statements	D	$(4,260)		$3,851	$3,315	$927		—
TEB adjustment	A	188		297	224	191		—

Income before taxes and non-controlling interests (TEB)(1)	E	$(4,072)		$4,148	$3,539	$1,118		$—

Reported income taxes per financial statements	F	$(2,218)		$524	$640	—		—
TEB adjustment	A	188		297	224	—		—
Income tax recoveries	G	486		128	161	—		—
Other tax adjustments	H	33		107	(9)	—		—

Adjusted income taxes(1)	I	$(1,511)		$1,056	$1,016	$—		$—

Net (loss) income applicable to common shares		$(2,179)		$3,125	$2,514	$(157)		$1,991
Add: after tax effect of amortization of other intangible assets		32		29	20	9		13

Cash net (loss) income applicable to common shares(1)	J	$(2,147)		$3,154	$2,534	$(148)		$2,004

Basic weighted average of common shares (thousands)	K	370,229		336,092	335,135	339,263		—
Diluted weighted average of common shares (thousands)	L	371,763		339,316	338,360	342,909		359,776

Cash efficiency ratio (TEB)(1)	C/B	n/m		61.3%	64.4%	85.5%		69.2%
Reported effective income tax rate (TEB)(1)	(F+A)/E	49.9%		19.8%	24.4%	—		—
Adjusted effective income tax rate(1)	(F+G+H)/D	39.9%		19.7%	23.9%	—		—
Adjusted effective income tax rate (TEB)(1)	I/E	37.1%		25.5%	28.7%	—		—
Cash basic EPS(1)	J/K	$(5.80)		$9.38	$7.56	$(0.44)		—
Cash diluted EPS(1)	J/L	$(5.80	)(2)	$9.30	$7.49	$(0.44	)(2)	$5.57

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same. n/m Not meaningful
Managed loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2008	Residential mortgages	$90,649	$39,247	$129,896
	Credit card	10,480	3,541	14,021

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit card	8,862	4,251	13,113

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515

CIBC Annual Accountability Report 2008	55

Management’s Discussion and Analysis
Business Overview — CIBC Retail Markets

Overview	CIBC Retail Markets comprises CIBC’s personal, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, business and wealth management clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.

Strategy	Our strategy is to deepen relationships with our clients by delivering a consistent client service experience, providing strong advisory solutions and offering competitive financial products to help clients achieve their financial goals.

2008 in Review
•    Enhanced flexibility, access and choice for CIBC clients by opening eight new branches, introducing extended service hours including Sunday banking hours at 13 branches and Saturday banking at 48 additional branches and launching a multi-year program to upgrade CIBC ABMs with the latest technology and security features

• CIBC’s distribution strength was recognized by a number of external sources, including:

-    Forrester Research Inc. — www.cibc.com ranked highest among public websites of Canada’s seven largest banks and credit unions
(Source: 2008 Canadian Bank Public Web Site Rankings, Forrester Research Inc., May 2008)

- Global Finance magazine — CIBC was named Best Consumer Internet Bank in Canada and Best Online Consumer Credit site in North America

- The Lipper Fund Awards and the Canadian Investment Awards — CIBC received numerous mutual fund awards

• Commercial Banking joined Retail Markets to create an end-to-end business banking offer for CIBC clients

•    CIBC introduced industry-leading enhancements to its strong client-focused financial product offer, like the introduction of monthly Aeroplan Miles on the CIBC Unlimited chequing account to reward client loyalty, the first account to offer this benefit to Canadians

2009 Priorities	• Provide strong advisory solutions

• Deliver a consistent client service experience

• Offer client-focused financial products and solutions

Area of business	Priorities	Measures
Personal and small business banking	- Provide high-quality and consistent client service	- Client satisfaction	Total funds managed for clients ($ billions)

	- Increase sales and service capability	- Total funds managed for clients

- Improve productivity

Imperial Service	- Expand Imperial Service offer in high potential markets	- Client satisfaction	Total funds managed for clients ($ billions)

	- Proactively introduce clients in personal banking to CIBC Imperial Service Financial Advisors	- Total funds managed for clients

- Improve productivity

56	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Business Overview — CIBC Retail Markets

Area of business	Priorities	Measures
Retail brokerage	- Maintain a leadership position in full-service brokerage - Continue to focus on fee-based business growth	- Client satisfaction - Average assets per Investment Advisor - Percentage of fee-based revenue	Average assets per Investment Advisor ($ millions)

Cards	- Provide high-quality and consistent client service - Deliver quality growth - Improve operational efficiency	- Growth in balances - Market share - Loan losses	Outstandings net of allowance (on a managed basis)(1) ($ billions)

Mortgages and personal lending	- Drive profitable growth while maintaining a risk/reward balance - Maintain a competitive product lineup across CIBC and alternative channels - Improve operational efficiency	- Growth in balances - Market share - Loan losses	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- Improve investment performance - Grow managed solutions assets under management (AUM) - Improve competitiveness of product offer	- Investment performance - Assets under management - Market share	Assets under management ($ billions)

Commercial banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Develop our people through training and coaching	- Return on capital - Credit quality - Revenue	Revenue ($ millions)

FirstCaribbean	- Provide high-quality and consistent client service - Improve productivity - Increase profitability and shareholder value	- Growth in loan balances - Growth in deposits/funds managed - Efficiency ratio - EPS growth/return on equity	Loan balances (US$ billions)

(1)	For additional information. see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2008	57

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Revenue
Personal and small business banking	$2,229	$2,101	$2,055
Imperial Service	977	958	929
Cards	1,748	2,023	1,557
Mortgages and personal lending	1,146	1,425	1,493

	6,100	6,507	6,034
Retail brokerage	1,069	1,173	1,139
Asset management	462	496	474
Commercial banking	496	511	494
FirstCaribbean(2)	574	507	—
Other	552	568	480

Total revenue (a)	9,253	9,762	8,621
Provision for credit losses	757	651	656
Non-interest expenses (b)	5,473	5,579	5,250

Income before taxes non-controlling interests	3,023	3,532	2,715
Income taxes	743	762	709
Non-controlling interests	19	27	—

Net income (c)	$2,261	$2,743	$2,006

Efficiency ratio (b/a)	59.1%	57.2%	60.9%
Amortization of other intangible assets (d)	$31	$29	$3
Cash efficiency ratio(3) ((b-d)/a)	58.8%	56.9%	60.9%
ROE(3)	45.9%	57.7%	48.6%
Charge for economic capital(3) (e)	$(635)	$(606)	$(538)
Economic profit(3) (c+e)	$1,626	$2,137	$1,468
Average assets ($ billions)	$243.1	$225.6	$198.2
Regular workforce headcount	27,923	27,659	23,798

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $482 million or 18% from 2007 which included an after-tax gain of $381 million on the Visa restructuring and an $80 million tax recovery. Revenue decreased as a result of narrower spreads and lower retail brokerage revenue, partially offset by volume growth in cards, mortgages and deposits, and the acquisition of FirstCaribbean on December 22, 2006. Higher provision for credit losses in the cards portfolio and FirstCaribbean were offset by lower non-interest expenses.
Revenue
Revenue was down $509 million or 5% from 2007, which included the $456 million Visa gain noted above.
     Revenue for Personal and small business banking, Imperial Service, Cards, and Mortgages and personal lending was down $407 million from 2007, which included $404 million of the Visa gain noted above. Volume growth in cards, mortgages, and deposits was mostly offset by narrower spreads due to higher funding costs, lower interest rates and competitive pricing. Mortgages and personal lending and Cards revenue were negatively impacted by our internal funds transfer pricing methodology which charges a liquidity cost to business units that use funding. These are largely offset by liquidity payments to our business segments Personal and small business banking and Imperial Service that provide funding.
     Retail brokerage and Asset management revenue was down $138 million from 2007, primarily due to lower trading and new issue activity, and lower fee income as declines in market indices have negatively impacted assets under management.
     Commercial Banking revenue was down $15 million, from 2007, primarily due to unfavourable internal funds transfer pricing, partially offset by volume growth in deposits and loans.
     FirstCaribbean revenue was up $67 million from 2007 which included $52 million of the Visa gain noted above. Prior to the date of acquisition, revenue from FirstCaribbean was equity-accounted and was included in “Other”.
     Other revenue was down $16 million from 2007, primarily due to lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $106 million or 16% from 2007, primarily due to higher losses in the cards portfolio driven by higher volumes and loss rates, and an increase in the provision relating to the expiry of previous credit card securitizations, partially offset by lower losses in the personal lending portfolio.
Non-interest expenses
Non-interest expenses were down $106 million or 2% from 2007, primarily as a result of lower performance-related compensation and corporate support costs, partially offset by the FirstCaribbean acquisition.
Income taxes
CIBC Retail Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $19 million or 2% from 2007, mainly due to a decrease in income, partially offset by a tax recovery of $80 million in the prior year.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $17.5 billion from 2007, primarily due to increases in mortgages, cards and personal loans.
Regular workforce headcount
The regular workforce headcount was up 264 from 2007, largely due to increases in customer-facing staff.
Assets under administration

$ billions, as at October 31	2008	2007	2006

Individual	$123.7	$151.6	$149.3
Institutions	86.7	74.4	72.2
Retail mutual funds	43.1	51.0	47.5

	$253.5	$277.0	$269.0

Assets under administration were down $23.5 billion or 8.5% from 2007, largely due to a decrease in retail brokerage and mutual funds client balances, partially offset by an increase in mortgage-backed securities.

58	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Business Overview — CIBC World Markets

Overview	CIBC World Markets is the corporate and investment banking arm of CIBC. In support of its objective to be a premier client-focused and Canadian-based investment bank, CIBC World Markets provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Objective	CIBC World Markets’ mission is to bring Canadian capital markets products to Canada and the rest of the world, and also bring the world to Canada.

Strategy	Our goal is to be the premier client-focused investment bank based in Canada. We will accomplish this goal by focusing on our strengths in key areas to deliver outstanding service and value to our clients.

2008 in Review
•    Achieved the leading market position in our Canadian M&A and Equity Underwriting businesses

•    Acting as Advisor, co-lead arranger and underwriter to Teck Cominco with respect to its pending acquisition of Fording Canadian Coal Trust’s assets in a transaction valued at US$14 billion

•    Advising the Board of Directors of EnCana on the approximately $70 billion proposed reorganization of its natural gas resource assets and its integrated oil businesses into two separate entities

•    Refocused franchise through management and reduction of existing exposures in the structured credit business, the sale of its U.S. domestic investment banking businesses, the exit from its European leveraged finance business, as well as the transfer of CIBC’s commercial banking business to CIBC Retail Markets

2009 Priorities
•    Grow with CIBC, aligning our business with the bank’s strategy

•    Focus on key clients and businesses

•    Emphasize our Canadian capabilities

•    Leverage our knowledge to provide other profitable, risk-controlled activities

Area of business	Priorities	Measures
Investment banking and credit products	- Maintain market leadership through investing in core relationships - Increase credit flexibility in support of core client franchise - Increase international alignment and focus	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Capital markets	- Maintain strength/market leadership in Canada - Continue to enhance electronic trading capabilities - Continue to build additional synergies and distribution opportunities with the full CIBC network	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Merchant banking	- Maximize value from our investment portfolios	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio(1) ($ millions)

(1)	Based on amortized cost. “Book Value” on the consolidated balance sheet as at October 31, 2008 was $1,105 million.

CIBC Annual Accountability Report 2008	59

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Revenue (TEB)(2)
Capital markets	$(6,606)	$579	$1,401
Investment banking and credit products	837	1,019	815
Merchant banking	(111)	464	232
Other	29	(37)	(58)

Total revenue (TEB)(2) (a)	(5,851)	2,025	2,390
TEB adjustment	188	297	224

Total revenue (b)	(6,039)	1,728	2,166
Provision (reversal) of credit losses	16	(28)	(44)
Non-interest expenses (c)	1,263	1,621	1,779

(Loss) income before taxes and non-controlling interests	(7,318)	135	431
Income taxes	(3,116)	(307)	(70)
Non-controlling interests	(1)	4	3

Net (loss) income (d)	$(4,201)	$438	$498

Efficiency ratio (c/b)	n/m	93.8%	82.1%
Efficiency ratio (TEB)(2) (c/a)	n/m	80.0%	74.4%
ROE(2)	n/m	25.1%	32.1%
Charge for economic capital(2) (e)	$(298)	$(215)	$(199)
Economic profit (loss)(2) (d+e)	$(4,499)	$223	$299
Average assets ($ billions)	$99.3	$102.3	$92.5
Regular workforce headcount	1,047	1,862	1,889

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful
Financial overview
Net income was down $4.6 billion from 2007, primarily due to after-tax losses of approximately $4.9 billion related to structured credit run-off activities, which included a $4.9 billion after-tax charge on credit protection purchased from financial guarantors, partially offset by MTM gains, net of index hedges, of $218 million related to our unhedged USRMM exposure. The losses were also partially offset by a higher income tax benefit and lower expenses. Non-interest expenses were down $358 million. Income tax benefit was up $2.8 billion due to structured credit losses noted above and a $486 million Enron-related income tax benefit.
Revenue
Revenue was down $7.8 billion from 2007.
     Capital markets revenue was down $7.2 billion, driven by the structured credit losses noted above, lower revenue in our equity derivatives business and the sale of our U.S. equities business which accounted for $209 million of the decrease. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A. In addition, during the year, we discontinued some of our trading strategies and recorded a market valuation adjustment of $68 million against remaining positions. The remaining positions are being exited largely through back-to-back execution, novation and portfolio auctions. Refer to “Significant events” in the “Overview” section of the MD&A for more details.
     Investment banking and credit products revenue was down $182 million, primarily due to lower investment banking revenue, including the impact of the sale of our U.S. investment and corporate banking business, which accounted for $166 million of the decrease. Lower revenue from real estate finance and non-core portfolios, including a charge related to leveraged leases, also contributed to the decrease. These were partially offset by higher gains associated with corporate loan hedging programs.
     Merchant banking revenue was down $575 million, mainly due to lower gains from third-party managed funds and direct investments and higher write-downs on our legacy portfolio investments. The net write-down was $169 million in the year.
     Other revenue was up $66 million, primarily due to higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was $16 million, compared with a reversal of $28 million in 2007, mainly due to lower recoveries in Europe and higher losses in Canada.
Non-interest expenses
Non-interest expenses were down $358 million or 22%, primarily due to the impact of the sale of some of our U.S. businesses which accounted for a $373 million decrease, and lower performance-related compensation, partially offset by higher litigation and professional expenses.
Income taxes
Income tax benefit was $3,116 million, compared to $307 million in 2007, largely due to the impact of the structured credit losses noted above. In addition, there was $486 million additional expected benefit relating to Enron-related litigation settlements, partially offset by the impact of the lower tax-exempt income.
Average assets
Average assets were down $3.1 billion or 3% from 2007, primarily due to reduced trading activity.
Regular workforce headcount
The regular workforce headcount was down 815 from 2007, primarily due to the sale of some of our U.S. businesses and the exiting of certain activities, including structured credit and European leveraged finance in addition to the restructuring initiative announced in the third quarter of 2008.

60	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Corporate and Other
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance; Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Total revenue	$500	$576	$564
Reversal of credit losses	—	(20)	(64)
Non-interest expenses	465	412	459

Income before taxes and non-controlling interests	35	184	169
Income taxes	155	69	1
Non-controlling interests	—	—	26

Net (loss) income	$(120)	$115	$142

Regular workforce headcount	10,728	10,936	11,329

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.
Financial overview
Net loss was $120 million, compared to net income of $115 million in 2007. The net loss was mainly due to the after-tax impact of the repatriation of capital and retained earnings from foreign operations, lower unallocated revenue from Treasury, and higher unallocated corporate costs, partially offset by higher interest income from income tax reassessments.
     The prior year included a reversal of credit losses of $ 20 million.
Revenue
Revenue was down $76 million or 13% from 2007 mainly due to lower unallocated revenue from Treasury and lower revenue from the hedging of SARs, partially offset by the foreign exchange gain on the repatriation of capital and retained earnings from foreign operations, and higher interest income from income tax reassessments.
Provision for credit losses
The prior year included a $20 million reversal of the general allowance. Commencing in 2008, we have allocated the general allowance for credit losses between the two strategic business lines, CIBC Retail Markets and CIBC World Markets.
Non-interest expenses
Non-interest expenses were up $53 million or 13% from 2007, mainly due to severances related to productivity initiatives, partially offset by lower expenses related to SARs.
Income taxes
Income taxes were up $86 million from 2007, mainly due to the impact of the repatriation of capital and retained earnings noted above, partially offset by lower income subject to tax.
Regular workforce headcount
The regular workforce headcount was down 208 from 2007, mainly due to reduced infrastructure support with the sale of some of our U.S. businesses, partially offset by realignment of staff from business groups.

CIBC Annual Accountability Report 2008	61

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2008	2007

Assets
Cash and deposits with banks	$8,959	$13,747

Securities
Trading	37,244	58,779
Available-for-sale (AFS)	13,302	17,430
Designated at fair value (FVO)	21,861	10,291
Held-to-maturity (HTM)	6,764	—

	79,171	86,500

Securities borrowed or purchased under resale agreements	35,596	34,020

Loans
Residential mortgages	90,695	91,664
Personal	32,124	29,213
Credit card	10,829	9,121
Business and government	39,273	34,099
Allowance for credit losses	(1,446)	(1,443)

	171,475	162,654

Derivative instruments	28,644	24,075
Other assets	30,085	21,182

	$353,930	$342,178

Liabilities and shareholders’ equity
Deposits
Personal	$99,477	$91,772
Business and government	117,772	125,878
Bank	15,703	14,022

	232,952	231,672

Derivative instruments	32,742	26,688
Obligations related to securities lent or sold short or under repurchase agreements	44,947	42,081
Other liabilities	22,015	21,977
Subordinated indebtedness	6,658	5,526
Preferred share liabilities	600	600
Non-controlling interests	185	145
Shareholders’ equity	13,831	13,489

	$353,930	$342,178

Assets
Total assets as at October 31, 2008 were up $11.8 billion or 3% from 2007.
     Cash and deposits with banks were down $4.8 billion or 35%, mainly due to investment in government debt.
     Securities were down $7.3 billion or 8%, primarily due to a decrease in trading and AFS securities, partially offset by an increase in FVO securities. Trading securities decreased largely due to a reduction in the equity portfolio partially offset by investment in government debt. AFS securities decreased due to the sale of U.S. treasuries and a reduction in CIBC-sponsored ABCP securities, partially offset by the reclassification of certain trading debt securities to AFS. HTM securities include certain trading debt securities purchased and reclassified from trading during the year. FVO securities increased due to higher MBS inventory to support our ongoing CIBC-originated residential mortgage securitization program and to be available for collateral management purposes.
     Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Loans were up $8.8 billion or 5%, mainly due to volume growth in business and government loans, consumer loans and credit cards. Residential mortgages decreased largely due to securitizations, net of volume growth. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Derivative instruments were up $4.6 billion or 19%, largely due to higher market valuation on interest rate derivatives, offset in part by lower market valuation on equity derivatives. The higher market valuation on credit derivatives resulting from widening of credit spreads was partially offset by the valuation adjustments related to the credit protection purchased from financial guarantors.
     Other assets were up $8.9 billion or 42%, mainly due to an increase in income tax receivable and derivatives collateral.
Liabilities
Total liabilities as at October 31, 2008 were up $11.4 billion or 3% from 2007.
     Deposits were up $1.3 billion or 1%, due to retail deposit growth, largely offset by a decrease in business and government deposits due to a reduction in our funding requirements. Further details on the composition of deposits are provided in Note 10 of the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments were up $6.1 billion or 23%, mainly due to higher market valuation on interest rate and credit derivatives, partially offset by lower market valuation on equity derivatives.
     Subordinated indebtedness increased $1.1 billion or 20%, due to two new issuances, partially offset by redemptions.
Shareholders’ equity
Shareholders’ equity as at October 31, 2008 was up by $342 million or 3% from October 31, 2007. This was due to the issuance of additional share capital and lower losses on the foreign currency translation adjustments component of Accumulated Other Comprehensive Income (AOCI), as a result of the stronger U.S. dollar. This is largely offset by the loss in the current year and the dividends declared on common and preferred shares.

62	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary difference.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments and securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

Basel II	Basel I	Basel I
$ millions, as at October 31	2008	2007	2006

Tier 1 capital
Common shares(1)	$6,063	$3,133	$3,039
Contributed surplus	96	96	70
Retained earnings	5,483	9,017	7,268
Foreign currency translation adjustments (component of AOCI)	(357)	(1,087)	(442)
Unrealized holding losses on AFS equity securities in OCI	(10)	—	—
Net after-tax fair value losses arising from changes in institution’s own credit risk	2	—	—
Non-cumulative preferred shares(2)	3,231	2,931	2,981
Certain non-controlling interests in subsidiaries	174	136	1
Goodwill	(2,100)	(1,847)	(982)
Gains on sale of securtizations	(53)	—	—
50/50 deductions from each of Tier 1 and Tier 2(3)	(164)	—	—

12,365	12,379	11,935

Tier 2 capital
Perpetual subordinated indebtedness	363	285	338
Other subordinated indebtedness (net of amortization)	6,062	5,098	5,257
Unrealized holding gains on AFS equity securities in OCI	—	31	—
Eligible general allowance (standardized approach)	108	—	—
General allowance for credit losses	—	890	900
50/50 deductions from each of Tier 1 and Tier 2(3)	(164)	—	—
Other equity and substantial investment deduction	(605)	—	—

5,764	6,304	6,495

Total Tier 1 and Tier 2 capital	18,129	18,683	18,430
Securitization-related deductions	n/a	(123)	(124)
Investments in unconsolidated subsidiaries and other substantial investments	n/a	(802)	(1,723)

Total capital available for regulatory purposes	$18,129	$17,758	$16,583

Regulatory capital ratios
Tier 1 capital	10.5%	9.7%	10.4%
Total capital	15.4%	13.9%	14.5%
Assets-to-capital multiple	17.9	x	19.0	x	18.0	x

(1)	Does not include short trading positions of $0.4 million (2007: $4 million; 2006: $6 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2007: $600 million; 2006: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under Advanced Internal Ratings Based (AIRB) approach, securitization exposures (other than gain on sale) and substantial investments in unconsolidated entities and insurance entities that are not exempted under OSFI’s transition rules for capital deduction. The investment amounts which qualify for transition rules were deducted 100% from Tier 2 capital during 2008.

CIBC Annual Accountability Report 2008	63

Management’s Discussion and Analysis
Tier 1 ratio was up by 0.8% from 2007, largely due to the issue of common shares, reduction in risk-weighted assets that resulted from the change to Basel II methodology commencing November 1, 2007, and lower losses in foreign currency translation adjustments. This was offset in part by the reduction in retained earnings due to the loss in the current year, and certain other deductions, which under Basel II are now subtracted directly from Tier 1 capital.
     Total capital ratio was up by 1.5% from 2007 due to the reasons noted above, and the issuance of subordinated debt, partially offset by a reduction in the Tier 2 capital, as only a portion of the general allowance is eligible for inclusion in Tier 2 capital under the Basel II methodology.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, risk-weighted asset requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken:
Subordinated debt
On January 21, 2008, in accordance with their terms, we redeemed all $250 million of our 4.75% Debentures (subordinated indebtedness) due January 21, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On February 26, 2008, in accordance with their terms, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On June 6, 2008, we issued $550 million principal amount of 5.15% subordinated indebtedness due June 6, 2018 and $600 million principal amount of 6.00% subordinated indebtedness due June 6, 2023.
Preferred shares
On September 10, 2008, we issued 12 million 5.35% non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value of $25.00 each for an aggregate amount of $300 million.
     On November 19, 2008, we announced our continuing offer to repurchase all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we purchased 500 (2007: 558; 2006:14,600) shares under this offer.
Common shares
Pursuant to stock option plans, we issued 0.5 million new common shares for a total consideration of $25 million for the year ended October 31, 2008.
     On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     During the year, we issued 45.3 million common shares for net cash proceeds of $2.9 billion, after issuance costs, net of tax, of $34 million.
Dividends
During the year, we paid quarterly dividend at 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada) and the terms of the preferred shares, as explained in Note 17 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

64	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Total economic capital by risk type
Total economic capital by segments
Risk-weighted assets (RWA)
Under Basel I, RWA are calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet exposures for non-trading books plus statistically estimated risk exposures in trading books.
     Under Basel II AIRB approach, RWA are calculated according to the mathematical formulae utilizing probability of default, loss given default and exposure at default and in some cases, maturity adjustments.
     Under the Basel II Standardized approach, RWA are calculated by applying the weighting factors specified in the OSFI guidelines to on-and off-balance sheet exposures. RWA for market risk in the trading portfolio are statistically estimated based on models approved by OSFI.

Basel II basis
Risk-
weighted
$ millions, as at October 31, 2008	amount

Credit risk
Standardized approach
Corporate	$6,754
Sovereign	253
Banks	223
Real estate secured personal lending	1,860
Other retail	1,203
Securitizations	131

10,424
AIRB approach
Corporate	32,300
Sovereign	1,213
Banks	3,332
Real estate secured personal lending	6,080
Qualifying revolving retail	10,935
Other retail	5,947
Equity(1)	933
Trading book	8,595
Securitizations	2,455
Adjustment for scaling factor	4,307

76,097
Other credit risk-weighted assets	8,640

Total credit risk	95,161
Market risk (Internal Models Approach)	2,928
Operational risk (Advanced Measurement Approach)	19,857

Total risk-weighted assets	$117,946

(1)	100% risk-weighted

	Basel I basis
	Risk-weighted amounts
$ millions, as at October 31	2007	2006

On-balance sheet assets
Cash and deposits with banks	$792	$884
Securities	4,034	1,992
Securities borrowed or purchased under resale agreements	1,558	564
Mortgage loans	23,587	25,413
Other loans and acceptances	59,681	58,728
Other assets	12,879	7,202

Total on-balance sheet assets	102,531	94,783

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	8,444	7,305
Guarantees and letters of credit	3,226	2,785
Securities lending(1)(2)	512	220
Other	353	346

	12,535	10,656
Derivatives	8,506	5,130

Total off-balance sheet instruments	21,041	15,786

Total risk-weighted assets — credit risk	123,572	110,569
Add: market risk for trading activity	3,852	4,211

Total risk-weighted assets	$127,424	$114,780

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

CIBC Annual Accountability Report 2008	65

Management’s Discussion and Analysis
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2008	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	2,000	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible
Series 33	12,000,000	300		not convertible	not convertible

Total		$2,631

Common shares(3)	380,846,681	$6,065

Stock options outstanding	7,257,459

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(2)	Due to rounding.

(3)	Includes treasury shares: 42,363, $2 million.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Series 33 shares may be converted on a one for one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

66	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of Risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of variable interest entities (VIE). VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.
     VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.
     VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS, which aggregate mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDO squared.
     VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
     We engage all four major rating agencies, Moody’s Investors Service (Moody’s), Dominion Bond Rating Service Limited (DBRS), Standard & Poor’s (S&P) and Fitch Ratings Limited (Fitch), to opine on the credit ratings of asset-backed securities issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
     The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or for the year ended		Residential	Commercial	Credit
October 31		mortgages	mortgages	card

2008	Outstanding securitized assets(1)	$39,247	$621	$3,541
	Retained interests(2)	510	—	267
	Liquidity facilities(2)	620	—	—
	Securitization revenue(3)	194	1	390

2007	Outstanding securitized assets(1)	$25,057	$675	$4,251
	Retained interests(2)	264	—	317
	Liquidity facilities(2)	671	—	—
	Securitization revenue(3)	94	(1)	396

(1)	Residential mortgages include $331 million (2007: $249 million) of fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Residential mortgages retained interests include $28 million of investment in one of our securitization vehicles. The liquidity facilities are net of that investment.

(3)	Includes gain on sale of securitized assets of $105 million (2007: $40 million).
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables”, and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
Residential mortgage loans
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS. Substantially all of the MBS are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), to a trust that issues securities to investors. During the year, approximately $1.8 billion of MBS sponsored by CMHC was purchased by the Bank of Canada. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trust to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitize uninsured fixed-rate mortgages to a QSPE, which we are not required to consolidate.

CIBC Annual Accountability Report 2008	67

Management’s Discussion and Analysis
Commercial mortgage loans
We also securitized certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages. There were no commercial mortgages securitized in 2008.
Securitization of third-party assets
CIBC-sponsored multi-seller conduits
We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. Our liquidity facilities to Franchise Trust and Franchise Trust II were terminated in the current year.
     We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $18 million (2007: approximately $21 million).
CIBC structured CDO vehicles
We act as structuring and placement agent for CDO vehicles. As discussed in the “Run-off businesses and Other Selected Activities” section, we curtailed our business activity in structuring CDO vehicles. We have a focused team with the mandate to manage and reduce the residual exposures from legacy activities. These exposures mainly arose through our previous involvement in acting as structuring and placement agent for CDOs. We lent to, or invested in, the debt or equity tranches of these vehicles, and acted as a counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into CDOs.
Third-party structured CDOs, CLOs, and other asset-backed vehicles
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles. Our activities were mainly intermediation, correlation and flow trading which earned us a spread on matching positions. These activities are now being managed by a focused team as discussed in the “Run-off businesses and Other Selected Activities” section. Our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at fair value, undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

$ millions, as at October 31				2008				2007
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored multi-seller conduits	$805	$7,984	(3)	$—	$3,029	$12,092	(3)	$—
CIBC structured CDO vehicles	772	69		766	320	154		1,031
Third-party structured vehicles	8,167	1,091		17,174	3,409	2,236		31,583

(1)	Amounts are net of MTM losses. Excludes securities issued by entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. $6.7 billion (2007: $2.0 billion) of the exposure was hedged by credit derivatives.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(5.6) billion (2007: $(3.8) billion). Notional amounts of $16.0 billion (2007: $31.7 billion) were hedged with credit derivatives protection; the fair value of these hedges net of CVA was $1.2 billion (2007: $3.4 billion). Accumulated fair value losses amount to $1.3 billion on unhedged written credit derivatives.

(3)	Net of $805 million (2007: $3,029 million) of investment and loans in CIBC sponsored multi-seller conduits.

68	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies.
     During the year, we have ceased activities in the following areas:
•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.

•	Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.
All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$49,293	$—	$—	$—	$49,293	$69,221
Unutilized credit commitments(3)	23,787	4,163	8,927	1,041	37,918	40,735
Backstop liquidity facilities	9,764	—	—	—	9,764	17,278
Standby and performance letters of credit	4,807	516	495	431	6,249	6,353
ALM credit derivatives written options(4)	—	30	—	—	30	103
Documentary and commercial letters of credit	235	—	—	1	236	169
Other	394	—	—	—	394	353

	$88,280	$4,709	$9,422	$1,473	$103,884	$134,212

(1)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $6.1 billion (2007: $4.9 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $28.7 billion (2007: $30.1 billion), of which $14.5 billion (2007: $18.5 billion) will expire in one year or less, and excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Represents notional amount of asset/liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2008	69

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
We have provided, in the MD&A, certain of the required disclosures under the CICA handbook section 3862, “Financial Instruments — Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.
     We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the Annual Accountability Report.
     Several groups within Risk Management (RM), independent of the originating businesses, contribute to our management of risk. During the year, we adopted a new risk appetite statement, used it in the review of various businesses and in light of changing market conditions reexamined risk measurement and management practices in a number of areas. We also considerably expanded our stress testing capability.
     In addition we completed a restructuring of our risk management department. The new structure is based on the results of a comprehensive review that began earlier this year and comprises five groups as follows:
•	Capital Markets — provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Credit Portfolio Management — provides direction and leadership in credit portfolio management and reporting, policies and risk limits, risk rating methodology and credit systems for both retail and wholesale portfolios.

•	Product Risk Management, Card Products, Mortgages & Retail Lending — oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.

•	Wholesale Credit & Investment Risk Management — responsible for the credit quality of CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loan and investment portfolios.

•	Balance Sheet Measurement, Monitoring & Control — responsible for a range of activities, including: strategic risk analytics and assessments of CIBC’s portfolios; enterprise-wide oversight of the measurement, monitoring and control of CIBC’s balance sheet resources, including economic capital; management of CIBC’s corporate insurance, business continuity and environmental risk programs; independent oversight of the measurement, monitoring and control of operational risk; vetting CIBC’s analytic and statistical models; validating parameters and models used for regulatory capital.
In addition to the oversight provided by RM, Treasury provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; manages the capital structure within the constraints of regulatory requirements; and manages capital in our subsidiaries, affiliates and legal entities.
Risk Management Structure

70	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     Basel II Capital Accord
On November 1, 2007, we adopted the Basel II capital management framework, which enhances the risk sensitivity of minimum regulatory capital requirements. Under the Basel II Framework, regulatory capital includes a charge for operational risk. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
Credit risk
CIBC implemented the Advanced Internal Ratings Based (AIRB) approach for all material credit risk portfolios. We received approval with attached conditions from OSFI on December 31, 2007. Immaterial portfolios (refer to “Credit risk” section for details) are on the standardized approach, and in the event that any one of these portfolios becomes material, management will develop and implement plans to transition it to an AIRB approach, as required by OSFI. Regulatory capital for securitization activities is based on either internal estimates of risks or external ratings issued by recognized ratings agencies.
Operational risk
On August 1, 2007, we received Conditional Acceptance from OSFI to implement the Advanced Measurement Approach (AMA) for operational risk, effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
Market risk
Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependent upon the perceived liquidity of our various trading portfolios.
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
     The Capital and Risk Committee (CRC) is responsible for the oversight of key credit policies and limits. These policies and limits are subject to annual review and approval by the Risk Management Committee (RMC) of the Board of Directors. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies and limits.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     RM provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit risk mitigation
Our credit risk management policies include requirements relating to collateral valuation and management, including verification requirements and legal certainty. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash or securities for securities lending and reverse repurchase transactions, charges over inventory, receivables and real estate properties for lending to commercial borrowers; mortgages over residential properties for retail lending; and operating assets for corporate and small business borrowers. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our credit exposure.
     We obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC (a Government of Canada owned corporation) or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
The following table presents the exposure to credit risk, which is measured as exposure at default (EAD) for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

CIBC Annual Accountability Report 2008	71

Management’s Discussion and Analysis

$ millions, as at October 31, 2008
	AIRB		Standardized
	approach		approach	Total

Business and government portfolios
Corporate
Drawn	$39,367		$7,021	$46,388
Undrawn commitments	18,024		410	18,434
Repo-style transactions	26,401		8	26,409
Other off-balance sheet	4,744		214	4,958
OTC derivatives	11,421		47	11,468

	99,957		7,700	107,657

Sovereign
Drawn	32,739		1,848	34,587
Undrawn commitments	2,689		—	2,689
Repo-style transactions	863		—	863
Other off-balance sheet	35		—	35
OTC derivatives	1,258		—	1,258

	37,584		1,848	39,432

Banks
Drawn	11,580		1,095	12,675
Undrawn commitments	596		—	596
Repo-style transactions	55,711		306	56,017
Other off-balance sheet	36,384		—	36,384
OTC derivatives	6,084		3	6,087

	110,355		1,404	111,759

Total business and government portfolios	247,896		10,952	258,848

Retail portfolios
Real estate secured personal lending
Drawn	102,895		2,505	105,400
Undrawn commitments	20,122		—	20,122

	123,017		2,505	125,522

Qualifying revolving retail
Drawn	17,172		—	17,172
Undrawn commitments	21,718		—	21,718

	38,890		—	38,890

Other retail
Drawn	8,581		1,193	9,774
Undrawn commitments	2,163		64	2,227
Other off-balance sheet	105		—	105

	10,849		1,257	12,106

Total retail portfolios	172,756		3,762	176,518

Securitization exposures	22,732	(1)	624	23,356

Gross credit exposure	$443,384		$15,338	$458,722

(1)	Under the internal ratings based approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $76.6 billion of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) – risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modeling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) – the probability that the obligor will default within the next 12 months.
•	Exposure at default (EAD) – the estimate of the amount which will be drawn at the time of default.
•	Loss given default (LGD) – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.
     We are exposed to wrong-way risk when the exposure to a particular counterparty is positively correlated with the probability of default of that counterparty due to the nature of the transactions with the company. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

72	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
     During the year, we changed our methodology for estimating the valuation adjustment to take into account market observed credit spreads.
Rating profile of derivative MTM receivables
Rating equivalent

As at October 31, 2008	Exposure(1) %

AAA to BBB-	80.9%
BB+ to B-	11.5
CCC+ to CCC-	6.6
Below CCC-	0.2
Unrated	0.8

Total	100.0%

(1)	The exposure is the mark-to-market value (after CVA) of the derivative contracts after giving effect to derivative master netting agreements but before any collateral.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage and student loan portfolios of $50.0 billion are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at October 31, 2008
	EAD
Grade	Corporate	Sovereign	Banks	Total

Investment grade	$38,214	$86,298	$46,625	$171,137
Non-investment grade	25,811	70	16,239	42,120
Watchlist	1,654	2	7	1,663
Default	186	—	—	186

	$65,865	$86,370	$62,871	$215,106

Business and government portfolios (excluding scored small business) – slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Exposures in the “weak” category generally were originated at a stronger risk level.

$ millions, as at October 31, 2008	EAD

Strong	$6,034
Good	141
Satisfactory	38
Weak	10
Default	5

$6,228

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Risk level	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage and student loan portfolios of $50.0 billion are reclassified to either sovereign or corporate exposures. Retail portfolios include $3.8 billion of small business scored exposures.

$ millions, as at October 31, 2008
	EAD
	Real estate
	secured	Qualifying
	personal	revolving	Other
Risk level	lending	retail	retail	Total

Exceptionally low	$34,683	$16,975	$2,349	$54,007
Very low	11,014	6,070	2,529	19,613
Low	27,230	10,798	4,157	42,185
Medium	119	3,512	1,386	5,017
High	68	1,359	91	1,518
Default	108	176	106	390

	$73,222	$38,890	$10,618	$122,730

CIBC Annual Accountability Report 2008	73

Management’s Discussion and Analysis
Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below.

$ millions, as at October 31, 2008
	Risk-weight category
	0%	20%	50%	75%	100%	Total

Corporate	$—	$1,015	$120	$—	$6,565	$7,700
Sovereign	1,523	31	95	—	199	1,848
Bank	—	1,399	—	—	5	1,404
Real estate secured personal lending	—	—	—	2,500	5	2,505
Other retail	—	—	—	64	1,193	1,257

	$1,523	$2,445	$215	$2,564	$7,967	$14,714

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the internal ratings based (IRB) and standardized approach.

$ millions, as at October 31, 2008
	EAD
Ratings	IRB(1)	Standardized	Total

AAA to BBB-	$21,505	$624	$22,129
BB+ to BB-	99	—	99
Below BB-	64	—	64
Unrated	390	—	390

	$22,058	$624	$22,682

(1)	EAD under IRB approach is net of financial collateral of $621 million. Accumulated gain of $53 million is not included in the table above as it is deducted from Tier 1 capital.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $76.6 billion of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2008
	Canada	U.S.	Europe	Other	Total

Drawn	$66,514	$9,894	$5,535	$1,743	$83,686
Undrawn commitments	18,613	1,924	350	422	21,309
Repo-style transactions	2,288	2,882	1,059	158	6,387
Other off-balance sheet	31,202	4,717	4,851	393	41,163
OTC derivatives	6,753	7,020	4,278	712	18,763

	$125,370	$26,437	$16,073	$3,428	$171,308

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $76.6 billion of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2008
		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives		Total

Commercial mortgages	$6,113	$116	$—	$—	$—		$6,229
Financial institutions	16,025	2,815	6,315	36,581	15,294	(1)	77,030
Retail and wholesale	2,503	1,367	—	234	48		4,152
Business/Personal services	3,290	940	37	344	301		4,912
Manufacturing, capital goods	1,079	966	1	244	150		2,440
Manufacturing, consumer goods	1,229	868	—	72	85		2,254
Real estate and construction	6,170	1,689	—	650	66		8,575
Agriculture	2,804	943	—	22	46		3,815
Oil and gas	3,797	3,732	—	615	744		8,888
Mining	3,001	681	—	133	171		3,986
Forest products	510	272	6	136	79		1,003
Technology	514	435	—	115	61		1,125
Cable & Telecommunications	813	706	—	97	293		1,909
Broadcasting, publishing and printing	731	367	—	56	34		1,188
Transportation	1,315	462	—	820	76		2,673
Utilities	822	1,554	—	637	490		3,503
Social/Educational services	1,329	727	6	152	75		2,289
Governments	31,641	2,669	22	255	750		35,337

	$83,686	$21,309	$6,387	$41,163	$18,763		$171,308

(1)	Includes $3.6 billion of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $1.9 billion.

74	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     As at October 31, 2008, the notional amount of credit protection purchased against our business and government loans was $4.6 billion (2007: $5.9 billion). The largest sector concentrations hedged through these programs were oil and gas $2.1 billion (2007: $2.3 billion), mining $608 million (2007: $659 million), and financial intermediaries $1.1 billion (2007: $1.3 billion). All counterparties from whom we have purchased credit derivative protection for the loan portfolio are financial institutions or Canadian sovereign entities with investment grade ratings from major rating agencies.
Total loans and acceptances
As at October 31, 2008, total loans and acceptances after allowance for credit losses was $180.3 billion (2007: $170.7 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 73.6% (2007: 75.7%) of the portfolio, and business and government loans (including acceptances) 26.4% (2007: 24.3%).
     Consumer loans increased $3.6 billion or 2.8% from the prior year. The main increase was in personal loans of $3.0 billion or 10.5%. Residential mortgages decreased by $ 1 billion or 1.1%, but on a managed basis (for additional information, see the Non-GAAP measures section) were up $13.2 billion, or 11.3%. Residential mortgages constitute 68% (2007: 71%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The increase in the business and government loans (including acceptances) of $6 billion or 14.5% from the prior year was largely due to increases in the mining and financial institution sectors.
Impaired loans and allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2008	government	Consumer	2007
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$370	$493	$863	$244	$386	$630
New additions	297	1,041	1,338	437	1,213	1,650
Returned to performing status, repaid or sold	(120)	(248)	(368)	(165)	(391)	(556)

Gross impaired loans prior to write-offs	547	1,286	1,833	516	1,208	1,724
Write-offs	(148)	(702)	(850)	(146)	(715)	(861)

Balance at end of year	$399	$584	$983	$370	$493	$863

Specific allowance
Balance at beginning of year	$194	$359	$553	$179	$363	$542
Write-offs	(148)	(702)	(850)	(146)	(715)	(861)
Provisions	105	661	766	51	580	631
Recoveries	21	93	114	66	81	147
Transfer from general allowance(1)	—	5	5	—	5	5
Foreign exchange and other adjustments(2)	28	15	43	44	45	89

Balance at end of year	$200	$431	$631	$194	$359	$553

Net impaired loans
Balance at beginning of year	$176	$134	$310	$65	$23	$88
Net change in gross impaired	29	91	120	126	107	233
Net change in allowance	(6)	(72)	(78)	(15)	4	(11)

Balance at end of year	$199	$153	$352	$176	$134	$310

Gross impaired loans less specific allowance as a percentage of related assets(3)			0.16%			0.15%

(1)	Related to student loan portfolio.

(2)	Includes $117 million related to the FirstCaribbean acquisition.

(3)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.
Impaired loans
During the year, $1.3 billion of loans were newly classified as impaired, down $312 million from 2007. The decrease was largely due to the acquisition of FirstCaribbean which accounted for $332 million of the new impaired loans in 2007.
     Reductions in gross impaired loans through remediation, repayment or sale were $368 million, down $188 million from 2007. The decrease comprised $143 million in consumer loans and $45 million in business and government loans. For the year, write-offs totalled $850 million, down $11 million from the prior year. Consumer loan write-offs decreased by $13 million, while business and government loan write-offs increased by $2 million.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. Breakdown of allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $1,523 million, up $80 million or 6% from October 31, 2007.
     Specific allowance for credit losses was $631 million, up $78 million or 14% from October 31, 2007. The increase was mainly in credit cards due to volume growth and higher level of delinquencies in the portfolio.
     General allowance was $892 million, up $2 million from October 31, 2007.
     Management believes the total allowance for credit losses as at October 31, 2008 was appropriate in light of the composition of the credit portfolio. Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.

CIBC Annual Accountability Report 2008	75

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.
     Our policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use the following measures for market risk:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes.
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
•	Backtesting validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
The VaR measures disclosed in the table and backtesting chart on the next pages exclude exposures in our run-off businesses as described on pages 42 to 48 of the MD&A, starting from the second quarter of 2008. Due to the volatile and illiquid markets in recent months, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed independent of our trading businesses.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     Total VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks. Starting in the fourth quarter of 2007, we began including in VaR a measure of debt specific risk (DSR). DSR is the price volatility and credit event risk specific to each issuer for products such as bonds and credit derivatives. The new model simulates these risks across all issuers in our trading portfolios, and has been approved by OSFI for the calculation of minimum regulatory capital, replacing a previous, less sophisticated capital model.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
     To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests to ensure CIBC would withstand an extreme market event.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

76	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.
     Total average risk was up 1% from the last year.
     VaR by risk type – trading portfolio

	2008				2007
$ millions, as at or for the year ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$8.9	$7.4	$13.9	$3.0	$7.2	$7.1	$10.3	$4.6
Credit spread risk	8.7	7.5	16.0	3.6	9.6	6.4	15.6	3.0
Equity risk	5.2	5.2	7.6	3.7	6.0	5.5	7.6	3.2
Foreign exchange risk	1.4	0.6	2.1	0.2	0.6	0.5	2.6	0.1
Commodity risk	0.5	0.7	1.4	0.3	1.3	1.3	3.5	0.8
Debt specific risk(1)	7.1	8.1	13.7	4.0	10.3	9.2	10.5	8.0
Diversification effect(2)	(16.0)	(14.8)	n/m	n/m	(20.3)	(15.4)	n/m	n/m

Total risk	$15.8	$14.7	$21.1	$8.8	$14.7	$14.6	$18.2	$13.1

(1)	Debt specific risk for 2007 was computed for the fourth quarter only, as we started reporting this measure in the fourth quarter of 2007.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
Trading revenue was $(7,239) million (2007: $(310) million; 2006: $685 million) and trading revenue (TEB)(1) was $(7,056) million (2007: $(18) million; 2006: $906 million). The trading revenue and trading revenue (TEB)(1) for 2008 in the daily trading revenue histogram and trading revenue (TEB)(1) and VaR backtesting graph below exclude $(7,151) million related primarily to reductions in fair value of structured credit assets and credit valuation adjustments, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2008. Trading revenue (TEB)(1) was positive for 55% of the days (2007: 75%; 2006: 79%). Trading losses exceeded VaR twice during the year. Trading losses exceeded VaR by $1 million on June 9, due to sharp increases in the Canadian and U.S. interest rates, and by $4 million on September 16, due to significant widening of financial credit spreads. Average daily trading revenue (TEB)(1) was $0.4 million (2007: $2.7 million; 2006: $3.4 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2008 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2008 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.

CIBC Annual Accountability Report 2008	77

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2008	Positive	Negative	Net

Maturity less than 1 year	$482	$(823)	$(341)
Maturity 1–3 years	417	(431)	(14)
Maturity 4–5 years	73	(112)	(39)
Maturity in excess of 5 years	75	(11)	64

Fair value of contracts	$1,047	$(1,377)	$(330)

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     Our total non-trading interest rate risk exposure, as at October 31, 2008, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.4 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates adjusted for estimated prepayments.

78	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31	2008			2007
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$74	$(18)	$5	$24	$12	$(3)
Change in present value of shareholders’ equity	225	(36)	(5)	98	21	36
100 basis points decrease in interest rates
Net income	$(59)	$18	$(5)	$(96)	$(12)	$3
Change in present value of shareholders’ equity	(255)	36	5	(155)	(21)	(36)

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2008 by approximately $15 million.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to $39 million loss as at October 31, 2008. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the carrying and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Carrying value	Fair value

2008	AFS securities	$1,059	$1,410
	Other assets(1)	165	176

		$1,224	$1,586

2007	AFS securities	$1,415	$1,921
	Other assets(1)	254	299

		$1,669	$2,220

(1)	Includes equity-accounted investments.

CIBC Annual Accountability Report 2008	79

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Treasury, with oversight by Market Risk Management (MRM) within Capital Markets Risk Management, is responsible for the development and execution of the liquidity management framework on a global basis.
     Policies and standards defining our liquidity risk management, measurement and reporting requirements are reviewed and approved annually by the RMC. Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
     Our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
Process and control
Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Potential cash flows under various stress scenarios are modeled using balance sheet positions. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review by MRM. Senior management and the RMC oversee liquidity risk exposure reporting. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding. As at October 31, 2008, Canadian dollar deposits from individuals totalled $90.5 billion (2007: $83.8 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New measures to provide liquidity to financial systems were introduced by various governments and global central banks, including the Bank of Canada and the Federal Reserve Bank. These support measures include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement (PRA) facilities, and the purchase by CMHC of National Housing Act Mortgage-Backed Securities insured mortgage pools. From time to time, we utilized these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     During the year, we launched our covered bond program, issuing €2.3 billion ($3.6 billion) of bonds as at October 31, 2008. We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2008	2007

Cash	$1.1	$1.0
Deposits with banks	7.9	12.7
Securities(1)	39.6	65.1
Securities borrowed or purchased under resale agreements	35.6	34.0

	$84.2	$112.8

(1)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities, including $729 million (2007: $3.1 billion) of holdings in our sponsored ABCP conduits. Excludes $247 million (2007: $297 million) in non-bank sponsored ABCP.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2008 totalled $44.6 billion (2007: $27.7 billion). For additional details, see Note 24 to the consolidated financial statements.

80	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Credit ratings
Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. The recent turmoil in global capital markets has resulted in a reduction of liquidity as well as increased costs in term funding markets for all financial institutions. Despite these developments, our liquidity position remains sound. With respect to credit ratings, in December 2007, while all the major rating agencies all maintained our rating, Standard & Poor’s and Moody’s both revised their ratings outlooks from stable to negative, while Fitch and DBRS placed our ratings under review with negative implications. In April, DBRS removed our ratings from “review with negative implications” confirming the outlook as “negative”.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Preferred shares
As at October 31	2008	2007	2008	2007	2008	2007

DBRS	R-1H	R-1H	AA	AA	Pfd-1	Pfd-1
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa2
S&P	A-1	A-1	A+	A+	A-	A-
					P-1 (low)	P-1 (low)

Impact on collateral if there is a downgrade of CIBC’s credit rating
We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on mark-to-markets, valuations, and collateral arrangement thresholds as applicable.
Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity”.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
Financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

	Less than	1-3	3-5	Over	No specified	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$104,668	$29,770	$8,762	$4,781	$84,971	$232,952	$231,672
Acceptances	8,848	—	—	—	—	8,848	8,249
Obligations related to securities sold short	324	1,505	1,219	2,545	1,331	6,924	13,137
Obligations related to securities lent or sold under repurchase agreements	33,486	4,537	—	—	—	38,023	28,944
Other liabilities	18	2,628	—	—	10,706	13,352	13,873
Subordinated indebtedness(1)	—	—	—	6,428	—	6,428	5,526
Preferred share liabilities	600	—	—	—	—	600	600

	$147,944	$38,440	$9,981	$13,754	$97,008	$307,127	$302,001

(1)	Excludes subordinated debt held for trading purposes.

CIBC Annual Accountability Report 2008	81

Management’s Discussion and Analysis
Credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$23,787	$4,163	$8,927	$1,041	$37,918	$40,735
Backstop liquidity facilities	9,764	—	—	—	9,764	17,278
Standby and performance letters of credit	4,807	516	495	431	6,249	6,353
Documentary and commercial letters of credit	235	—	—	1	236	169

	$38,593	$4,679	$9,422	$1,473	$54,167	$64,535

(1)	Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Other contractual obligations
The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term liquidity and capital resource needs:

	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Operating leases	$318	$556	$428	$1,423	$2,725	$2,342
Purchase obligations(1)	495	682	429	—	1,606	1,755
Investment commitments(2)	338	—	—	—	338	299
Pension contributions(3)	173	—	—	—	173	60

	$1,324	$1,238	$857	$1,423	$4,842	$4,456

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2009 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.
     Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
     Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     The Governance and Control Committee (GCC) oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology for economic capital purposes attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical

82	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the RM validation group to ensure that the assumptions applied are reasonable and conservative.
     Reputation and Legal Risk
Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the Reputation and Legal Risk Committee.
     Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the Risk Management Committee of the Board in 2008, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in RM. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which CIBC initially adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as biodiversity and reforestation as they may pertain to responsible lending practices. In 2006, we completed a major portfolio risk review related to potential regulatory requirements for greenhouse gas (GHG) emission reductions in certain industries. With recent changes in GHG related policy and regulation, we are in the process of updating this report.
     The ERM Group works closely with Corporate Real Estate, Global Sourcing, Communications, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report and on our website (www.cibc.com/environment). We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

CIBC Annual Accountability Report 2008	83

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires us to make judgments and estimates as there is often limited market information. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. Quoted market values of financial instruments and liabilities, classified as trading, FVO or AFS, are in reference to bid or ask prices applied to the net position where available, as appropriate (instead of closing prices). If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize multiple observable market inputs, including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value. Any gains or losses at inception would be recognized only in future periods when market quotes or data become observable or through various appropriate methods over the life of the transaction.
     In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible. In the fourth quarter we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the marks of the CLO assets of $291 million and written credit derivatives on CLOs of $489 million. This also led to a reduction in the fair value marks on purchased CLO protection by $911 million, with a resulting decrease in related credit valuation adjustments at the beginning of the quarter of $441 million. This change contributed to an increase in revenue of $310 million on August 1, 2008.
     To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet:

As at October 31, 2008
		Valuation	Valuation
		technique-	technique-
	Quoted	market	non-market
	market	observable	observable
	price	inputs	inputs

Assets
Trading securities	87.2%	9.8%	3.0%
AFS securities	53.6	39.4	7.0
FVO financial instruments	2.7	96.2	1.1
Derivative instruments	4.3	82.3	13.4

Liabilities
Obligations related to securities sold short	74.2%	25.8%	—%
FVO financial instruments	—	88.5	11.5
Derivative instruments	4.3	72.8	22.9

As at October 31, 2007
Assets
Trading securities	92.5%	3.5%	4.0%
AFS securities	68.8	27.8	3.4
FVO financial instruments	23.8	74.4	1.8
Derivative instruments	7.9	76.0	16.1

Liabilities
Obligations related to securities sold short	96.3%	3.1%	0.6%
FVO financial instruments	—	100.0	—
Derivative instruments	6.4	77.2	16.4

The table below presents the amount and percentage of each category of financial instruments which are fair valued using valuation techniques based on non-market observable inputs.

	Oct. 31	Oct. 31	Oct. 31
$ millions, as at	2008	2008	2008
	Structured
	credit
	run-off	Total	Total
	business	CIBC	CIBC

Assets
Trading securities	$685	$1,118	3.0%
AFS securities	216	867	7.0
FVO financial instruments	246	257	1.1
Derivative instruments	3,752	3,826	13.4

Liabilities
FVO financial instruments	733	733	11.5%
Derivative instruments	7,155	7,487	22.9

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the

84	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2008	2007

Trading securities
Market risk	$43	$25
Derivatives
Market risk	223	211
Credit risk	4,672	71
Administration costs	30	28
Other	6	5

	$4,974	$340

Much of our remaining positions in our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. Indicative broker quotes, which we consider to be non-market observable in an inactive market, are used for the initial valuation of these positions.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given counterparty may not ultimately be able to fulfill its obligations.
     In the first quarter we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) to take into account market observed credit spreads. The modification resulted in an increase in charges during the quarter of approximately $590 million. In the second quarter, to reflect the deterioration in general credit conditions, we added $50 million to our historical, formulaic calculation of the credit valuation adjustment for non-financial guarantor derivative counterparties. During the fourth quarter we modified our valuation techniques for determining the credit valuation adjustment for non-financial guarantors to reflect market observed credit spreads, with nominal impact on results.
     The effect of changing non-market observable assumptions we used to fair value our structured credit exposures to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $12 million in our unhedged USRMM portfolio and $128 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $274 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $233 million.
     The total loss recognized in the consolidated statement of operations on the financial instruments, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $7,497 million.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
Impairment of AFS and HTM securities
Our AFS securities include debt and equity securities and retained interests in securitized assets. Our HTM securities comprise asset-backed debt securities.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS and HTM securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment.
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value of AFS and HTM securities, are recorded in the consolidated statement of operations.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Specific allowance
Consumer loans
Consumer loan portfolios include residential mortgages, personal and credit card loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment

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Management’s Discussion and Analysis
on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watch list and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2008, our model indicated a range of outcomes for the general allowance between $430 million and $1,133 million. The general allowance of $892 million (2007: $890 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the probabilities of default or loss severity across all portfolios would cause the general allowance to increase by approximately $90 million.
Securitizations and VIEs
Securitization of our own assets
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are QSPEs.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Securitization of third-party assets
We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities. As at October 31, 2008, we did not consolidate any of these entities.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.
     Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; when we sell or dispose of a part or all of our variable interest to unrelated parties; or when the VIE issues new variable interest to unrelated parties. Where CIBC is not the primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.
     Specifically, in relation to ABCP conduits (“the conduits”), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits significantly changes, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceeds 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
     Securitizations and VIEs affect all our reporting segments.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2008, we had goodwill of $2.1 billion and other intangible assets with an indefinite life amounting to $140 million. Under GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting

86	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
units are based on economic capital models and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. Imprecise estimates can affect the carrying value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.
     Our 2008 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carry forwards.
     As at October 31, 2008, we had available future income tax assets in excess of future income tax liabilities of $1,884 million, before a valuation allowance of $62 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carry forwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.
Contingent liabilities
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees that impact all our reporting segments. The pension and other post-employment benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     In accordance with Canadian GAAP, actual results that differ

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Management’s Discussion and Analysis
from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2008, the net amount of the unamortized actuarial losses was $877 million (2007: $825 million) in respect of pension plans and $82 million (2007: $171 million) in respect of other post-employment benefit plans. These amounts do not reflect market volatility subsequent to September 30, 2008.
     The fair value of our plan assets for our funded Canadian benefit plans decreased $222 million between September 30, 2008 and October 31, 2008, excluding other activity in the month such as funding contributions, benefit payments, and administrative expenses. The negative investment returns of 2008 will impact funding requirements in subsequent years. For 2009, the minimum funding requirement is expected to be in the range of $137 million to $250 million.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $333 million (2007: $139 million) to the pension plans, which included $324 million (2007: $105 million) above the minimum required by relevant legislation. Our 2008 funding contribution to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada). Our principal post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $32 million (2007: $31 million).
     For further details of our annual pension and other post-employment expense and liability, see Note 21 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans, management has approved changes to the assumptions to be used for the 2009 expense calculation. Management has approved a weighted average discount rate of 6.72% for pension and other post-employment benefit plans, which is an increase of 122 basis points (bps) over the similar rate for 2008. The approved weighted average expected long-term rate of return on plan assets is 6.81% for the funded defined benefit plans, which are primarily pension plans. This is an increase of 6 bps over the similar rate for 2008. These assumptions reflect the higher yields on high quality corporate bonds. The aggregate impact of these changes in assumptions together with the impact of changes in market value of the plan assets in the year is expected to be a decrease of $83 million on expense recognition for 2009.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2008	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 100 bps in key assumptions:
Discount rate
Decrease in assumption	$454	$69	$82	$7
Increase in assumption	(397)	(67)	(63)	(5)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	36	n/a	—
Increase in assumption	n/a	(36)	n/a	—
Rate of compensation increase
Decrease in assumption	(109)	(33)	(2)	(1)
Increase in assumption	111	34	2	1

The sensitivity analysis contained in this table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their purpose. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical Accounting Policies and Estimates” section.
     Accounting Developments
Reclassification of financial assets
As permitted by the amendments to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” in October 2008, certain trading financial assets, for which there is no active market and which management has changed its intention to either to hold to maturity or to hold for the foreseeable future, have been reclassified as HTM and AFS respectively. The reclassifications were made with effect from August 1, 2008 at fair value as at that date. The difference between the new amortized cost based on the fair valuation at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     The impacts of the reclassifications are summarized in Note 4 to the consolidated financial statements. If the reclassification had not been made, $629 million of unrealized losses for positions reclassified to HTM and $8 million of unrealized losses for positions reclassified to AFS would have been included in the results of the current year.

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Management’s Discussion and Analysis
Changes in accounting policies
Financial instruments
Effective November 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 3862 “Financial instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 28 of the consolidated financial statements for additional details.
     On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments - Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”.
     For further details, see Note 1 to the consolidated financial statements.
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 to the consolidated financial statements for additional details.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010.
     CIBC has initiated an IFRS transition project. At this point it is too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS.
     Related-Party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
For further details, see Note 26 to the consolidated financial statements.
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2008, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2008, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2008, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 93 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Annual Accountability Report 2008	89

Consolidated Financial Statements

Contents

91	Financial Reporting Responsibility

92	Independent Auditors’ Reports to Shareholders

94	Consolidated Balance Sheet

95	Consolidated Statement of Operations

96	Consolidated Statement of Changes in Shareholders’ Equity

97	Consolidated Statement of Comprehensive Income

98	Consolidated Statement of Cash Flows

99	Notes to the Consolidated Financial Statements

99	Note 1	—	Summary of Significant Accounting Policies

107	Note 2	—	Fair Value of Financial Instruments

111	Note 3	—	Significant Disposition and Acquisition

113	Note 4	—	Securities

116	Note 5	—	Loans

117	Note 6	—	Securitizations and Variable Interest Entities

120	Note 7	—	Land, Buildings and Equipment

120	Note 8	—	Goodwill and Other Intangible Assets

121	Note 9	—	Other Assets

122	Note 10	—	Deposits

122	Note 11	—	Other Liabilities

122	Note 12	—	Trading Activities

123	Note 13	—	Financial Instruments Designated at Fair Value

125	Note 14	—	Derivative Instruments

128	Note 15	—	Designated Accounting Hedges

128	Note 16	—	Subordinated Indebtedness

129	Note 17	—	Preferred Share Liabilities and Share Capital

132	Note 18	—	Accumulated Other Comprehensive Income

132	Note 19	—	Interest Rate Sensitivity

134	Note 20	—	Stock-based Compensation

135	Note 21	—	Employee Future Benefits

139	Note 22	—	Income Taxes

141	Note 23	—	Earnings per Share

141	Note 24	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

145	Note 25	—	Concentration of Credit Risk

145	Note 26	—	Related-party Transactions

146	Note 27	—	Segmented and Geographic Information

148	Note 28	—	Financial Instruments – Disclosures

149	Note 29	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

155	Note 30	—	Future Canadian Accounting Policy Changes

90	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI), Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 4, 2008

CIBC Annual Accountability Report 2008	91

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, CIBC adopted in 2008 the requirements of the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and the reclassification of financial assets amendments to CIBC handbook section 3855 “Financial Instruments — Recognition and Measurement” and in 2007, CICA handbook sections 3855, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 4, 2008 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2008

92	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC’s) internal control over financial reporting as at October 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2008 and our report dated December 4, 2008 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2008

CIBC Annual Accountability Report 2008	93

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2008	2007

ASSETS
Cash and non-interest-bearing deposits with banks	$1,558	$1,457

Interest-bearing deposits with banks	7,401	12,290

Securities (Note 4)
Trading (Note 12)	37,244	58,779
Available-for-sale (AFS)	13,302	17,430
Designated at fair value (FVO) (Note 13)	21,861	10,291
Held-to-maturity (HTM)	6,764	—

	79,171	86,500

Securities borrowed or purchased under resale agreements	35,596	34,020

Loans (Note 5)
Residential mortgages	90,695	91,664
Personal	32,124	29,213
Credit card	10,829	9,121
Business and government (Note 13)	39,273	34,099
Allowance for credit losses	(1,446)	(1,443)

	171,475	162,654

Other
Derivative instruments (Note 14)	28,644	24,075
Customers’ liability under acceptances	8,848	8,024
Land, buildings and equipment (Note 7)	2,008	1,978
Goodwill (Note 8)	2,100	1,847
Other intangible assets (Note 8)	427	406
Other assets (Note 9)	16,702	8,927

	58,729	45,257

	$353,930	$342,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$99,477	$91,772
Business and government (Note 13)	117,772	125,878
Bank	15,703	14,022

	232,952	231,672

Other
Derivative instruments (Note 14)	32,742	26,688
Acceptances	8,848	8,249
Obligations related to securities sold short (Notes 12 and 13)	6,924	13,137
Obligations related to securities lent or sold under repurchase agreements	38,023	28,944
Other liabilities (Note 11)	13,167	13,728

	99,704	90,746

Subordinated indebtedness (Note 16)	6,658	5,526

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	185	145

Shareholders’ equity
Preferred shares (Note 17)	2,631	2,331
Common shares (Note 17)	6,062	3,133
Treasury shares (Note 17)	1	4
Contributed surplus	96	96
Retained earnings	5,483	9,017
Accumulated other comprehensive income (AOCI) (Note 18)	(442)	(1,092)

	13,831	13,489

	$353,930	$342,178

The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

94	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2008	2007	2006

Interest income
Loans		$9,308	$9,738	$8,526
Securities borrowed or purchased under resale agreements		1,535	2,131	1,568
Securities		2,682	3,105	2,745
Deposits with banks		638	807	430

		14,163	15,781	13,269

Interest expense
Deposits		6,853	8,050	6,105
Other liabilities		1,801	2,838	2,398
Subordinated indebtedness		271	304	300
Preferred share liabilities (Note 17)		31	31	31

		8,956	11,223	8,834

Net interest income		5,207	4,558	4,435

Non-interest income
Underwriting and advisory fees		411	745	619
Deposit and payment fees		776	791	778
Credit fees		237	287	334
Card fees		306	270	251
Investment management and custodial fees		525	535	479
Mutual fund fees		814	872	799
Insurance fees, net of claims		248	234	224
Commissions on securities transactions		565	875	869
Trading revenue (Note 12)		(6,821)	328	1,129
AFS/investment securities (losses) gains, net (Note 4)		(40)	521	71
FVO revenue (Note 13)		(249)	156	n/a
Income from securitized assets		585	489	484
Foreign exchange other than trading		437	390	300
Other		713	1,015	579

		(1,493)	7,508	6,916

Total revenue		3,714	12,066	11,351

Provision for credit losses (Note 5)		773	603	548

Non-interest expenses
Employee compensation and benefits		3,917	4,392	4,288
Occupancy costs		610	602	562
Computer and office equipment		1,095	1,104	1,111
Communications		284	317	297
Advertising and business development		217	246	222
Professional fees		230	178	163
Business and capital taxes		118	137	135
Other		730	636	710

		7,201	7,612	7,488

(Loss) income before income taxes and non-controlling interests		(4,260)	3,851	3,315
Income tax (benefit) expense (Note 22)		(2,218)	524	640

		(2,042)	3,327	2,675
Non-controlling interests		18	31	29

Net (loss) income		$(2,060)	$3,296	$2,646

Earnings per share (in dollars) (Note 23)	— Basic	$(5.89)	$9.30	$7.50
	— Diluted	$(5.89)	$9.21	$7.43
Dividends per common share (in dollars) (Note 17)		$3.48	$3.11	$2.76

n/a	Not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530, 3251 and 3861. These sections were adopted on a prospective basis with no restatement of prior year information, apart from foreign currency translation adjustments, which were reclassified to AOCI for prior years. See Note 1 for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2008	95

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2008	2007	2006	2008		2007		2006

Preferred shares (Note 17)
Balance at beginning of year				$2,331		$2,381		$2,381
Issue of preferred shares				300		750		—
Redemption of preferred shares				—		(800)		—

Balance at end of year				$2,631		$2,331		$2,381

Common shares (Note 17)
Balance at beginning of year	334,956,954	336,276,806	334,014,638	$3,133		$3,064		$2,952
Issue of common shares	45,841,264	1,753,648	2,262,168	2,963		98		112
Issuance costs, net of related income taxes	—	—	—	(34)		—		—
Purchase of common shares for cancellation	—	(3,073,500)	—	—		(29)		—

Balance at end of year	380,798,218	334,956,954	336,276,806	$6,062		$3,133		$3,064

Treasury shares (Note 17)
Balance at beginning of year	31,625	(300,159)	(7,012)	$4		$(19)		$—
Purchases	(136,208,844)	(62,971,050)	(44,923,755)	(9,076)		(6,070)		(3,429)
Sales	136,183,830	63,302,834	44,630,608	9,073		6,093		3,410

Balance at end of year	6,611	31,625	(300,159)	$1		$4		$(19)

Contributed surplus
Balance at beginning of year				$96		$70		$58
Stock option expense				9		4		6
Stock options exercised				(1)		(8)		(9)
Net (discount) premium on treasury shares and other				(8)		30		15

Balance at end of year				$96		$96		$70

Retained earnings
Balance at beginning of year, as previously reported				$9,017		$7,268		$5,667
Adjustment for change in accounting policies				(66	)(1)	(50	)(2)	—

Balance at beginning of year, as restated				8,951		7,218		5,667
Net (loss) income				(2,060)		3,296		2,646
Dividends (Note 17)				(1,404)		(1,183)		(1,056)
Premium on redemption of preferred shares classified as equity				—		(32)		—
Premium on purchase of common shares for cancellation				—		(277)		—
Other				(4)		(5)		11

Balance at end of year				$5,483		$9,017		$7,268

AOCI, net of tax (Note 18)
Balance at beginning of year				$(1,092)		$(442)		$(327)
Adjustment for change in accounting policies				—		123	(3)	—
Other comprehensive income (loss) (OCI)				650		(773)		(115)

Balance at end of year				$(442)		$(1,092)		$(442)

Retained earnings and AOCI				$5,041		$7,925		$6,826

Shareholders’ equity at end of year				$13,831		$13,489		$12,322

(1)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 1530, 3251, 3855 and 3865. See Note 1 for additional details.

(3)	Represents the net foreign currency translation adjustments which were reclassified to AOCI in accordance with the CICA handbook section 3251 in 2007.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

96	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2008	2007	2006

Net (loss) income	$(2,060)	$3,296	$2,646

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	2,947	(2,924)	(676)
Net (losses) gains on hedges of foreign currency translation adjustments	(2,217)	2,279	561

	730	(645)	(115)

Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(41)	42	n/a
Transfer of net losses (gains) to net income	5	(79)	n/a

	(36)	(37)	n/a

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(12)	(133)	n/a
Net (gains) losses on derivatives designated as cash flow hedges transferred to net income	(32)	42	n/a

	(44)	(91)	n/a

Total OCI(1)	650	(773)	(115)

Comprehensive (loss) income	$(1,410)	$2,523	$2,531

(1)	Includes non-controlling interest of $6 million (2007: $1 million; 2006: nil).

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2008	2007	2006

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(44)	$6	$9
Changes on hedges of foreign currency translation adjustments	1,013	(1,123)	(277)
Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(25)	(30)	n/a
Transfer of net losses (gains) to net income	(37)	39	n/a
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	7	71	n/a

Changes on derivatives designated as cash flow hedges transferred to net income	16	(22)	n/a

	$930	$(1,059)	$(268)

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2008	97

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2008	2007	2006

Cash flows provided by (used in) operating activities
Net (loss) income	$(2,060)	$3,296	$2,646
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	773	603	548
Amortization of buildings, furniture, equipment and leasehold improvements	203	214	206
Amortization of other intangible assets	42	39	29
Stock-based compensation	(21)	20	30
Future income taxes	(1,547)	346	356
AFS/investment securities losses (gains), net	40	(521)	(71)
Losses on disposal of land, buildings and equipment	—	1	—
Other non-cash items, net	250	—	—
Changes in operating assets and liabilities
Accrued interest receivable	232	(88)	(203)
Accrued interest payable	(299)	(311)	542
Amounts receivable on derivative contracts	(4,297)	(6,774)	3,187
Amounts payable on derivative contracts	5,081	9,147	(2,798)
Net change in trading securities	13,658 (1)	5,096	(8,909)
Net change in FVO securities	(11,570)	(3,951)	n/a
Net change in other FVO assets and liabilities	7,034	(811)	n/a
Current income taxes	(1,780)	(963)	181
Other, net	(5,305)	(777)	(2,714)

	434	4,566	(6,970)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(4,530)	16,243	10,157
Obligations related to securities sold short	(5,785)	(1,187)	(1,095)
Net obligations related to securities lent or sold under repurchase agreements	9,079	(1,489)	16,108
Issue of subordinated indebtedness	1,150	347	1,300
Redemption/repurchase of subordinated indebtedness	(339)	(537)	(770)
Issue of preferred shares	300	750	—
Redemption of preferred shares	—	(832)	—
Issue of common shares, net of issue costs	2,929	98	112
Purchase of common shares for cancellation	—	(306)	—
Net proceeds from treasury shares (purchased) sold	(3)	23	(19)
Dividends	(1,404)	(1,183)	(1,056)
Other, net	707	(226)	489

	2,104	11,701	25,226

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	4,889	970	6
Loans, net of repayments	(22,027)	(15,304)	(12,933)
Proceeds from securitizations	11,328	7,309	8,549
Purchase of AFS/investment securities	(18,847)	(11,038)	(15,593)
Proceeds from sale of AFS/investment securities	15,764	7,526	6,095
Proceeds from maturity of AFS/investment securities	8,109	4,354	2,744
Net securities borrowed or purchased under resale agreements	(1,576)	(8,588)	(6,918)
Net cash used in acquisition(2)	—	(1,040)	(75)
Purchase of land, buildings and equipment	(149)	(247)	(110)
Proceeds from disposal of land, buildings and equipment	2	1	8

	(2,507)	(16,057)	(18,227)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	70	(70)	(22)

Net increase in cash and non-interest-bearing deposits with banks during year	101	140	7
Cash and non-interest-bearing deposits with banks at beginning of year	1,457	1,317	1,310

Cash and non-interest-bearing deposits with banks at end of year	$1,558	$1,457	$1,317

Cash interest paid	$9,255	$11,534	$8,292
Cash income taxes paid	$1,110	$1,140	$103

(1)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities as noted in Note 4.

(2)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

98	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries, prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and other comprehensive income (OCI) arising from differences between Canadian and U.S. GAAP is provided in Note 29.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of all subsidiaries and variable interest entities (VIEs) for which we are considered to be the primary beneficiary. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. Inter-company balances and transactions are eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in “Other assets”. Our share of earnings from these investments is included in “Non-interest income — other”. Investments over which we exercise joint control are accounted for using the proportionate consolidation method.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, and accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the dates of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in “Foreign currency translation adjustments”, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in accumulated other comprehensive income (AOCI) are recognized into income when there is a reduction in the net investment in a foreign operation.
Classification and measurement of financial assets and liabilities
Commencing November 1, 2006, all financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. Consequently, the investment securities classification previously used is no longer applicable under the new standards. We had not designated any financial assets as HTM on November 1, 2006. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent and ability with respect to a particular non-derivative financial asset. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied, in which case they are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities and are measured at estimated fair value as at the balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as “Trading revenue”. Dividends and interest earned and interest incurred are included in “Interest income” and “Interest expense”, respectively.
Securities
AFS securities
Commencing November 1, 2006, all financial instruments previously classified as investment securities were designated as AFS securities. AFS securities also include investments in limited partnerships which were included in “Other assets” prior to November 1, 2006.
     Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value with unrealized gains and losses being reported in AOCI until sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and

CIBC Annual Accountability Report 2008	99

Notes to the Consolidated Financial Statements
losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “AFS securities gains, net”. Dividends and interest income from these securities are included in “Interest income”.
Investment securities
Prior to November 1, 2006, equity securities were stated at cost and debt securities at amortized cost. The exception was mortgage-backed securities, created by the securitization of residential mortgages, which were stated at fair value with changes in fair value recognized in “Non-interest income — other”.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value were included in “Investment securities gains, net”. Dividends and interest income, including the amortization of premiums and discounts on debt securities were included in “Interest income”. Realized and unrealized gains on securities used in hedging activities were included in earnings in the same period as the earnings from the items hedged.
     Commencing November 1, 2006, the investment securities classification is no longer available.
HTM securities
HTM securities are financial assets with fixed or determinable payments and fixed maturities that an entity has the positive intent and ability to hold to maturity. HTM securities are initially reported at cost and subsequently carried at amortized cost using the effective interest rate method, less any other-than-temporary impairment (OTTI) losses. At the time that an OTTI of HTM securities occurs, it is recognized in earnings.
Designated at fair value financial instruments (FVO)
Commencing November 1, 2006, FVO financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial assets and liabilities are included in “FVO revenue”. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in “Interest income” and “Interest expense”, respectively.
Date of recognition of securities
We account for all securities using settlement date accounting.
Loans and receivables
Both prior and subsequent to November 1, 2006, loans and receivables are recorded at amortized cost net of allowance for credit losses. Except for impaired loans and receivables, interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” below for details on our impairment methodology.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest rate method. Prior to November 1, 2006, transaction costs associated with certain financial liabilities were expensed as incurred.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS and HTM debt securities is recognized in “Interest income” and “Interest expense” using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shortened period, to the net carrying amount of the financial asset or liability.
     Prior to November 1, 2006, transaction costs in excess of deferred fees related to originating or acquiring a loan were recognized within “Other assets” and amortized to interest income over the term of the loan. Subsequent to November 1, 2006, the excess deferred amount is instead classified with the associated loan as part of its amortized cost.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in “Interest expense — other liabilities”.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in “Interest income — securities borrowed or purchased under resale agreements” and “Interest expense — other liabilities”, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually

100	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Allowance on undrawn credit liabilities and letters of credit is included in “Other liabilities”.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal and credit card loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
Other-than-temporary impairment for AFS and HTM securities
We conduct a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. For both AFS and HTM securities, factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost, financial condition and near-term prospects of the issuer, and the likelihood for recovery. For AFS securities, in assessing OTTI, we additionally consider our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in “Income from securitized assets”. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, forward yield curves, discount rates, and other factors that influence the value of retained interests.
     Prior to November 1, 2006, retained interests in securitized assets were classified as investment securities and stated at amortized cost. Commencing November 1, 2006, retained interests are classified as AFS securities. Retained interests are reviewed for impairment on a quarterly basis.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date. Realized and unrealized trading gains and losses are included in “Trading revenue”. Derivatives with positive fair value are reported as assets,

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Notes to the Consolidated Financial Statements
while derivatives with negative fair value are reported as liabilities, in both cases as “Derivative instruments”.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 (commencing November 1, 2006) and the CICA Accounting Guideline (AcG) 13 (prior to November 1, 2006). There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865 or AcG-13. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Commencing November 1, 2006, the amount of ineffectiveness of hedging instruments is recorded immediately in income. Prior to November 1, 2006, the ineffectiveness was only recognized over time or upon the termination of the hedge.
Hedge accounting commencing November 1, 2006
Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as “Derivative instruments”.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in “Net interest income”. Changes in fair value from the hedging derivatives are also recognized in “Net interest income”. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in “Net interest income”.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in “Foreign exchange other than trading (FXOTT)”. Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the original hedge. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable rate financial instruments to fixed rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in “Net interest income” or in FXOTT immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Transition adjustment
Upon the adoption of the new standards on November 1, 2006, we re-established various hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item for fair value hedges and as an adjustment to AOCI for cash flow hedges. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new standards.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our investments in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging derivative instruments based on changes in spot rates is included in OCI until reduction in the net investment, at which time any gains or losses in AOCI are recognized in FXOTT. The ineffective portion of the change in fair value of the hedging derivative is recognized immediately in FXOTT.
Hedge accounting prior to November 1, 2006
Derivative instruments designated within effective hedge relationships were generally included at their accrued values in “Other assets” or “Other liabilities”.
     For interest rate swaps, hedge accounting treatment generally resulted in interest income or expense on non-trading assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates.

102	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, were accounted for on a modified accrual basis. Under this method, the carrying value of these deposits was adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments were recorded as “Interest expense”. Derivatives that hedged the fair value of these deposits were carried at fair value. Amounts arising from these derivatives were deferred and recognized in “Interest expense” to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities were revalued together with the hedged item each month, using the spot foreign exchange rate. Resulting gains and losses were recognized as FXOTT.
     Foreign currency forward contracts that hedge NIFO were revalued each month, using the spot foreign exchange rate. Resulting gains and losses, net of applicable taxes, were recognized in “Foreign currency translation adjustments”. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials was amortized in FXOTT.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions were deferred and recognized as income when the committed or anticipated transactions occurred.
     Premiums paid for options used for hedging purposes were generally amortized over the life of the contract or the term of the hedge, as appropriate.
     If a hedge relationship was terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination was deferred in “Other assets” or “Other liabilities”. The deferred amount was recognized into income or expense on the same basis as income and expense of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Commencing November 1, 2006, the change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in “FVO revenue”. Both before and after November 1, 2006, the change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either “FXOTT” or “Non-interest income — other”.
Embedded derivatives
Commencing November 1, 2006, all derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.
     Prior to November 1, 2006, we only recognized embedded derivatives on equity-linked GICs or equity-linked notes deposit obligations. Both before and after November 1, 2006, the embedded derivative is measured at fair value with changes in fair value recorded in “Non-interest income — other”. The discounted deposit instrument is accreted on an effective interest rate basis to par principal value at maturity with the expense recorded in “Interest expense”.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are amortized over the life of the hybrid instrument.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Both before and after November 1, 2006, we carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in “Non-interest income — other”. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     Prior to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, was recognized over the life of the mortgage. Subsequent to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is required unless the guarantee qualifies as a derivative, upon which it is remeasured at fair value and included in “Derivative instruments” in assets or liabilities, as appropriate.
Accumulated other comprehensive income
Commencing November 1, 2006, AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity, and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges (“foreign currency translation adjustments”). Prior years’“foreign currency translation adjustments” have been reclassified to AOCI.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium

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Notes to the Consolidated Financial Statements
on redemptions arising from such preferred shares are reported as “Interest expense”.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as “Customers’ liability under acceptances”.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment and software	2 to 10 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in “Non-interest income — other”.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2007: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2007: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in “Other assets” and “Other liabilities”.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

104	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding entry in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense for share-based awards under the Restricted Share Program in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense in respect of other grants is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in CIBC common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our Restricted Share Award (RSA) Plan where grants are settled in CIBC shares, we hold an equivalent number of CIBC shares in a consolidated compensation trust. CIBC common shares held in the trust and the obligations to employees are offset in treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in contributed surplus.
     Under our RSA plan where grants are settled in the cash equivalent of CIBC shares, changes in the obligation which arise from fluctuations in the market price of CIBC’s shares are recorded in the consolidated statement of operations as an expense with a corresponding entry in other liabilities. In the event of forfeiture of unvested grants, the accumulated fair value of the grant liability is recognized as a reduction of compensation expense.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria is recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees, which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period. When there is a loss, basic EPS equals diluted EPS.
Accounting Changes

2008

Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.

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Notes to the Consolidated Financial Statements
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 28 for additional details.
     We adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
2007
Effective November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 3861 “Financial Instruments — Disclosure and Presentation”.
     The adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity” as described above have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of “Foreign currency translation adjustments” to AOCI. The impact of adopting these standards was as follows:

		Adjustment upon adoption	As at
$ millions	As at October 31, 2006	of new standards	November 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
AFS	—	16,006	16,006
Trading	62,331	(552)	61,779
FVO	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	(442)	—	(442)
Unrealized gains (losses) on AFS securities	—	(29)	(29)
Gains (losses) on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

The $16,006 million of financial assets classified as AFS included $15,429 million (AFS value $15,391 million) and $615 million (AFS value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of FVO securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
     The overall impact to net income from the adoption of the standards was not significant and included the recognition of the hedge ineffectiveness disclosed in Note 15. However, there were various reclassifications within our consolidated statement of operations, including the recognition of amounts within “FVO revenue” and “AFS securities gains, net” that were previously recognized in “Trading revenue” and “Investment securities gains, net”, respectively.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 30. A description of future U.S. accounting policy changes is provided in Note 29.

106	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 2 Fair Value of Financial Instruments
The purpose of this note is to present the fair values of on- and off-balance sheet financial instruments and to explain how we arrive at those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instrument.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price in an active market.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation techniques. The valuation technique we select maximizes the use of observable inputs in order to estimate the price at which an orderly transaction would take place on our reporting date. We consider all reasonably available information including indicative broker quotations, any available pricing for similar instruments, any relevant observable market inputs, and our own internal model based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding and liquidity considerations.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives and for counterparty or our own credit risk, as appropriate, and administration cost for derivatives.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded AFS/Investment equity securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
     Securities for which no active market exists are valued using all reasonably available information including indicative broker quotation, as described above.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by the specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
     Fair value option loans are valued using observable market prices, wherever possible.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market

CIBC Annual Accountability Report 2008	107

Notes to the Consolidated Financial Statements
transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value for equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or broker quotations where available. Otherwise, valuation technique is employed to estimate fair value on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     When index or reference asset levels are not based on active markets, we consider all reasonably available information including indicative broker quotations and our own internal models as described above.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The credit valuation adjustments (CVA) are driven off market observed credit spreads or proxy credit spreads for each of the derivative counterparties and for ourselves as appropriate, after factoring in credit mitigations such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, in addition to observable credit spreads or proxy credit spreads, our approach takes into account the correlation between the performance of the underlying assets and the financial guarantor. Where we have knowledge of potential restructuring that may result in a better estimate, based on our valuation methodology, we adjust the credit valuation adjustments accordingly.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Sensitivities to non-market observable inputs
Financial instruments carried at fair value include certain positions that have market values derived from inputs which we consider to be non-market observable ($6,068 million of assets and $8,220 million of liabilities). These positions are primarily in our Structured Credit Run-off Business ($4,899 million of assets and $7,888 million of liabilities) and use inputs such as indicative broker quotations and internal models with estimated market inputs which we consider to be non-market observable.
     The effect of changing non-market observable assumptions we used to fair value our structured credit exposures to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotations and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $12 million in our unhedged USRMM portfolio and $128 million in our unhedged non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions, other than those classified as HTM, and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $274 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $233 million.
     The total net loss recognized in the consolidated statement of operations on the financial instruments, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $7,497 million.

108	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Fair Value of Financial Instruments

$ millions, as at October 31			2008			2007
	Book value			Book value
	(includes AFS		Fair value	(includes AFS		Fair value
	securities at		over (under)	securities at		over (under)
	amortized cost)	Fair value	book value	amortized cost)	Fair value	book value

Financial Assets
Cash and deposits with banks	$8,959	$8,959	$—	$13,747	$13,747	$—
Securities	79,315	78,909	(406)	86,587	86,959	372
Securities borrowed or purchased under resale agreements	35,596	35,596	—	34,020	34,020	—
Loans
Residential mortgages	90,649	91,821	1,172	91,623	91,669	46
Personal	31,631	31,661	30	28,638	28,626	(12)
Credit card	10,480	10,480	—	8,862	8,862	—
Business and government	38,715	38,841	126	33,531	33,548	17
Derivative instruments	28,644	28,644	—	24,075	24,075	—
Customers’ liability under acceptances	8,848	8,848	—	8,024	8,024	—
Other assets	9,888	9,900	12	6,325	6,368	43

Financial Liabilities
Deposits
Personal	$99,477	$99,831	$354	$91,772	$91,429	$(343)
Business and government	117,772	118,015	243	125,878	125,881	3
Bank	15,703	15,707	4	14,022	14,027	5
Derivative instruments	32,742	32,742	—	26,688	26,688	—
Acceptances	8,848	8,848	—	8,249	8,249	—
Obligations related to securities sold short	6,924	6,924	—	13,137	13,137	—
Obligations related to securities lent or sold under repurchase agreements	38,023	38,023	—	28,944	28,944	—
Other liabilities	10,410	10,410	—	9,766	9,766	—
Subordinated indebtedness	6,658	6,446	(212)	5,526	5,732	206
Preferred share liabilities	600	601	1	600	623	23

CIBC Annual Accountability Report 2008	109

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31			2008			2007
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$71	$38	$33	$9	$7	$2
Swap contracts	9,292	8,944	348	5,197	4,898	299
Purchased options	1,036	—	1,036	542	—	542
Written options	—	1,109	(1,109)	—	479	(479)

Total interest rate derivatives	10,399	10,091	308	5,748	5,384	364

Foreign exchange derivatives
Forward contracts	3,403	3,102	301	2,127	2,372	(245)
Swap contracts	3,952	3,850	102	5,204	5,252	(48)
Purchased options	238	—	238	162	—	162
Written options	—	209	(209)	—	156	(156)

Total foreign exchange derivatives	7,593	7,161	432	7,493	7,780	(287)

Credit derivatives
Swap contracts	357	308	49	77	751	(674)
Purchased options	3,770	37	3,733	4,333	249	4,084
Written options	—	6,877	(6,877)	157	3,970	(3,813)

Total credit derivatives	4,127	7,222	(3,095)	4,567	4,970	(403)

Equity derivatives(2)	2,180	2,389	(209)	3,487	4,844	(1,357)

Precious metal derivatives(3)	49	110	(61)	48	69	(21)

Other commodity derivatives(3)	1,228	1,517	(289)	1,347	1,161	186

Total held for trading	25,576	28,490	(2,914)	22,690	24,208	(1,518)

Held for ALM
Interest rate derivatives
Forward rate agreements	—	—	—	—	1	(1)
Swap contracts	2,407	3,493	(1,086)	864	638	226
Purchased options	15	—	15	2	—	2
Written options	—	15	(15)	—	16	(16)

Total interest rate derivatives	2,422	3,508	(1,086)	866	655	211

Foreign exchange derivatives
Forward contracts	6	195	(189)	137	35	102
Swap contracts	291	516	(225)	277	1,772	(1,495)
Written options	—	1	(1)	—	—	—

Total foreign exchange derivatives	297	712	(415)	414	1,807	(1,393)

Credit derivatives
Swap contracts	—	—	—	5	—	5
Purchased options	349	4	345	90	14	76

Total credit derivatives	349	4	345	95	14	81

Equity derivatives(2)	—	28	(28)	10	4	6

Total held for ALM	3,068	4,252	(1,184)	1,385	2,480	(1,095)

Total fair value	28,644	32,742	(4,098)	24,075	26,688	(2,613)
Less: effect of master netting agreements	(16,798)	(16,798)	—	(10,736)	(10,736)	—

	$11,846	$15,944	$(4,098)	$13,339	$15,952	$(2,613)

Average fair value of derivatives held for trading(4)
Interest rate derivatives	$7,874	$7,233	$641	$6,559	$6,099	$460
Foreign exchange derivatives	5,589	5,161	428	4,960	4,396	564
Credit derivatives	5,089	7,123	(2,034)	1,184	1,230	(46)
Equity derivatives	2,325	2,743	(418)	3,425	4,487	(1,062)
Precious metal derivatives	49	103	(54)	51	78	(27)
Other commodity derivatives	1,810	1,711	99	1,307	1,162	145

	$22,736	$24,074	$(1,338)	$17,486	$17,452	$34

(1)	Includes positive and negative fair values of $1,242 million (2007: $1,910 million) and $1,407 million (2007: $1,733 million), respectively, for exchange-traded options.

(2)	Comprises swaps and options.

(3)	Comprises forwards, swaps and options.

(4)	Average fair value represents monthly averages.

110	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 3 Significant Disposition and Acquisition
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital market-related businesses located in the U.K. and Asia to Oppenheimer closed in the fourth quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     We wrote off the goodwill associated with the transferred businesses, recognized losses on certain leasehold improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain restricted share awards (RSAs) granted to employees that were transferred to Oppenheimer.
     The RSAs issued by CIBC and held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a net pre-tax loss of $21 million in other non-interest income. The pre-tax loss is net of RSA reimbursements that became receivable from Oppenheimer. We also recorded impairment and other charges of $36 million in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

$ millions, for the two months ended	December 31, 2007

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

Acquisition of FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (the Step 1 Acquisition), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

CIBC Annual Accountability Report 2008	111

Notes to the Consolidated Financial Statements

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	Adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brandname of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%. As at October 31, 2008, there was no change in the ownership interest.

112	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 4 Securities

	Residual term to contractual maturity
									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2008 Total		2007 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value		Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$575	2.3%	$4,649	3.5%	$—	—%	$—	—%	$—	—%	$5,224	3.4%	$4,616		3.5%
Other Canadian governments	138	3.1	194	6.0	520	4.3	130	5.2	—	—	982	4.6	522		5.6
U.S. Treasury	26	3.5	100	3.0	1	4.1	—	—	—	—	127	3.1	4,471		3.8
Other foreign governments	383	4.2	237	6.8	221	10.0	157	7.3	—	—	998	6.6	618		7.9
Mortgage-backed securities(2)	15	5.0	507	5.2	31	3.0	1,190	5.1	—	—	1,743	5.1	803		4.0
Asset-backed securities	1,287	3.3	211	4.6	5	—	16	1.5	—	—	1,519	3.4	3,698		5.3
Corporate public debt	4	5.0	1,111	5.0	202	9.3	26	6.0	—	—	1,343	5.7	1,112		5.2
Corporate private debt	30	11.0	141	5.1	31	7.5	121	7.3	—	—	323	6.7	128		8.6

Total debt securities	2,458		7,150		1,011		1,640		—		12,259		15,968

Corporate public equity(3)	—	—	4	3.3	—	—	—	—	121	—	125	—	249		—
Corporate private equity	—	—	—	—	—	—	—	—	918	—	918	—	1,213	(4)	—

Total equity securities	—		4		—		—		1,039		1,043		1,462

Total AFS securities	$2,458		$7,154		$1,011		$1,640		$1,039		$13,302		$17,430

HTM securities
Asset-backed securities	$—	—	289	5.6	1,088	4.9	5,387	5.3	—	—	6,764	5.3	—		—

Total HTM securities	$—		$289		$1,088		$5,387		$—		$6,764		$—

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$890		$5,109		$437		$744		$—		$7,180		$4,625
Other Canadian governments	121		585		553		419		—		1,678		2,445
U.S. Treasury and agencies(5)	9,740		94		58		14		—		9,906		4,681
Other foreign governments	1,629		192		21		2		—		1,844		220
Mortgage-backed securities(6)	3		172		11		682		—		868		1,864
Asset-backed securities	45		67		34		412		—		558		1,939
Corporate public debt	3,910		880		304		408		—		5,502		8,544
Corporate public equity	—		22		—		37		9,649		9,708		34,461

Total trading securities	$16,338		$7,121		$1,418		$2,718		$9,649		$37,244		$58,779

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$30		$377		$208		$—		$—		$615		$277
U.S. Treasury and agencies	—		159		—		—		—		159		139
Mortgage-backed securities(7)	99		20,008		564		87		—		20,758		9,562
Asset-backed securities	—		—		4		325		—		329		313

Total FVO securities	$129		$20,544		$776		$412		$—		$21,861		$10,291

Total securities(8)	$18,925		$35,108		$4,293		$10,157		$10,688		$79,171		$86,500

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government having an amortized cost of $553 million (Canadian Federal $422 million and U.S. Federal $131 million) and fair value of $558 million (Canadian Federal $436 million and U.S. Federal $122 million) (2007: amortized cost $541 million and fair value $540 million); securities issued by Fannie Mae, having an amortized cost of $804 million and fair value of $771 million; and securities issued by Freddie Mac, having an amortized cost of $321 million and fair value of $309 million.

(3)	The carrying value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	Includes shares of Visa Inc. received in October 2007 in exchange for certain membership interests in Visa Canada and Visa International, pursuant to the global restructuring of Visa. These are all restricted shares.

(5)	Includes Fannie Mae $843 million and Freddie Mac $1.1 billion.

(6)	Includes securities issued or guaranteed by government $33 million (Canadian Federal $20 million and U.S. Federal $13 million) (2007: $133 million); securities issued by Fannie Mae $331 million; and securities issued by Freddie Mac $176 million.

(7)	Includes securities issued or guaranteed by government $20.6 billion (Canadian Federal $20.5 billion and U.S. Federal $86 million) (2007: $9.5 billion); and securities issued by Fannie Mae $124 million.

(8)	Includes securities denominated in U.S. dollars $31.7 billion (2007: $29.0 billion) and securities denominated in other foreign currencies $2.6 billion (2007: $2.7 billion).

CIBC Annual Accountability Report 2008	113

Notes to the Consolidated Financial Statements
     In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, we have changed our intention to hold certain positions either to maturity or for the foreseeable future. We have therefore, reclassified these positions out of trading securities to HTM and AFS with effect from August 1, 2008 at fair value as at that date. The difference between the new amortized cost based on the fair value at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     The following tables show the carrying values, fair values, and income and losses of the reclassified assets.

$ millions, as at	October 31, 2008		August 1, 2008
	Fair value	Carrying value	Carrying value
Trading assets reclassified to HTM	$6,135	$6,764	$5,954
Trading assets reclassified to AFS	1,078	1,078	954

Total financial assets reclassified	$7,213	$7,842	$6,908

Three months
ended
$ millions	Oct 31, 2008

Interest income	$106
Non-interest income	283
Unrealized mark-to-market gain (loss) recognized in other comprehensive income	(8)

     As of the reclassification date, effective interest rates on trading assets reclassified as HTM ranged from 3% to 15% with expected recoverable cash flows of $7.6 billion. Effective interest rates on trading assets reclassified as AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion.
     If the reclassification had not been made, $629 million of unrealized losses relating to securities reclassified to HTM and $8 million of unrealized losses relating to AFS securities would have been included in the consolidated statement of operations for the current year.
Fair Value of AFS Securities

$ millions, as at October 31	2008				2007
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,195	$31	$(2)	$5,224	$4,631	$11	$(26)	$4,616
Other Canadian governments	1,012	—	(30)	982	481	41	—	522
U.S. Treasury	124	3	—	127	4,619	—	(148)	4,471
Other foreign governments	1,018	1	(21)	998	618	—	—	618
Mortgage-backed securities(1)	1,777	24	(58)	1,743	807	1	(5)	803
Asset-backed securities	1,511	8	—	1,519	3,731	5	(38)	3,698
Corporate public debt	1,425	—	(82)	1,343	1,107	6	(1)	1,112
Corporate public equity(2)	141	6	(21)	126	202	53	(4)	251
Corporate private debt	325	7	(9)	323	108	20	—	128
Corporate private equity(3)	918	398	(32)	1,284	1,213	460	(3)	1,670

Total AFS securities	$13,446	$478	$(255)	$13,669	$17,517	$597	$(225)	$17,889

HTM securities
Asset-backed securities	$6,764	$—	$(629)	$6,135	$—	$—	$—	$—

Total HTM securities	$6,764	$—	$(629)	$6,135	$—	$—	$—	$—

(1)	Includes securities issued or guaranteed by government with an amortized cost of $553 million (2007: $541 million) and fair value of $558 million (2007: $540 million).

(2)	Includes certain restricted securities with fair value exceeding book value by $0.6 million (2007: $2 million).

(3)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.

114	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
For AFS and HTM securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2008						2007
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$707	$(2)	$—	$—	$707	$(2)	$2,331	$(25)	$1,861	$(1)	$4,192	$(26)
Other Canadian governments	821	(30)	—	—	821	(30)	55	—	4	—	59	—
U.S. Treasury	—	—	—	—	—	—	1	—	3,696	(148)	3,697	(148)
Other foreign governments	399	(21)	—	—	399	(21)	—	—	—	—	—	—
Mortgage-backed securities	1,185	(57)	15	(1)	1,200	(58)	524	(3)	50	(2)	574	(5)
Asset-backed securities	—	—	—	—	—	—	66	(38)	15	—	81	(38)
Corporate public debt	1,134	(82)	—	—	1,134	(82)	81	(1)	—	—	81	(1)
Corporate public equity	3	(3)	96	(18)	99	(21)	118	(4)	—	—	118	(4)
Corporate private debt	106	(9)	—	—	106	(9)	—	—	—	—	—	—
Corporate private equity	62	(32)	—	—	62	(32)	23	(3)	—	—	23	(3)

Total AFS securities	$4,417	$(236)	$111	$(19)	$4,528	$(255)	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)

HTM securities
Asset-backed securities	$6,135	$(629)	$—	$—	$6,135	$(629)	$—	$—	$—	$—	$—	$—

Total HTM securities	$6,135	$(629)	$—	$—	$6,135	$(629)	$—	$—	$—	$—	$—	$—

Total	$10,552	$(865)	$111	$(19)	$10,663	$(884)	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)

     As at October 31, 2008, the amortized cost of 176 AFS securities (2007: 116) exceeded their fair value by $255 million (2007: $225 million). The securities that have been in a gross unrealized loss position for more than a year include 10 AFS securities (2007: 38 securities), with a gross unrealized loss of $19 million (2007: $151 million).
     As at October 31, 2008, the amortized cost of 48 HTM securities (2007: nil) exceeded their fair value by $629 million (2007: nil).
     We have determined that any unrealized losses on our AFS and HTM securities are temporary in nature.
     The following table presents realized gains, losses and impairment write-downs on AFS/investment securities:

$ millions, for the year ended October 31	2008	2007	2006

AFS/Investment securities
Realized gains	$416	$637	$148
Realized losses	(112)	(67)	(19)
Impairment write-downs
Debt securities	(202)	(17)	(11)
Equity securities	(142)	(32)	(47)

	$(40)	$521	$71

CIBC Annual Accountability Report 2008	115

Notes to the Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2008					2007
	Gross	Specific	General	Total		Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$90,695	$36	$10	$46	$90,649	$91,664	$30	$11	$41	$91,623
Personal(3)	32,124	207	286	493	31,631	29,213	207	368	575	28,638
Credit card	10,829	188	161	349	10,480	9,121	122	137	259	8,862
Business and government	38,267	200	358	558	37,709	31,074	194	374	568	30,506

	171,915	631	815	1,446	170,469	161,072	553	890	1,443	159,629
Designated at fair value
Business and government (Note 13)	1,006	—	—	—	1,006	3,025	—	—	—	3,025

	$172,921	$631	$815	$1,446	$171,475	$164,097	$553	$890	$1,443	$162,654

(1)	Loans are net of unearned income of $208 million (2007: $161 million).

(2)	Includes gross loans of $19.9 billion (2007: $14.2 billion) denominated in U.S. dollars and of $1.9 billion (2007: $2.8 billion) denominated in other foreign currencies.

(3)	Includes $235 million (2007: $185 million), including a non-recourse portion of approximately $9 million (2007: $2 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $200 million (2007: $140 million) relate to individuals who are no longer employed by CIBC.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2008
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$10,077	$68,680	$8,408	$3,530	$90,695
Personal	13,823	17,271	615	415	32,124
Credit card	2,802	8,027	—	—	10,829
Business and government	18,541	14,223	4,271	2,238	39,273

	$45,243	$108,201	$13,294	$6,183	$172,921

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$41,961	$9,808	$1,195	$52,964
Floating interest rates		66,240	3,486	4,988	74,714

		$108,201	$13,294	$6,183	$127,678

Allowance for Credit Losses
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total specific allowance
$ millions, as at or for the
year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at beginning of year	$30	$13	$18	$207	$245	$262	$122	$105	$101	$194	$181	$282	$553	$544	$663
Provision for credit losses	6	6	6	242	280	341	413	294	238	105	51	27	766	631	612
Write-offs	(4)	(7)	(12)	(286)	(377)	(393)	(412)	(331)	(282)	(148)	(146)	(179)	(850)	(861)	(866)
Recoveries	—	—	—	29	26	21	64	55	47	21	66	50	114	147	118
Transfer from general(1)	—	—	—	5	5	11	—	—	—	—	—	—	5	5	11
Other(2)	4	18	1	10	28	3	1	(1)	1	28	42	1	43	87	6

Balance at end of year(3)	$36	$30	$13	$207	$207	$245	$188	$122	$105	$200	$194	$181	$631	$553	$544

(1)	Related to student loan portfolio.

(2)	2007 includes $117 million related to the FirstCaribbean acquisition.

(3)	Allowance on letters of credit (2008: nil; 2007: nil; 2006: $2 million) is included in other liabilities.
General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the
year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at beginning of year	$11	$12	$19	$368	$380	$349	$137	$102	$106	$374	$406	$501	$890	$900	$975
Provision for (reversal of) credit losses	(1)	(6)	(7)	(77)	(15)	42	24	35	(4)	61	(42)	(95)	7	(28)	(64)
Transfer to other liabilities(3)	—	—	—	—	—	—	—	—	—	(77)	—	—	(77)	—	—
Transfer to specific(1)	—	—	—	(5)	(5)	(11)	—	—	—	—	—	—	(5)	(5)	(11)
Other(2)	—	5	—	—	8	—	—	—	—	—	10	—	—	23	—

Balance at end of year(3)	$10	$11	$12	$286	$368	$380	$161	$137	$102	$358	$374	$406	$815	$890	$900

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition in 2007.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities; as at October 31, 2008 the amount was $77 million. Prior to 2008, it was included in allowance for credit losses.

116	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31	2008			2007
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$287	$36	$251	$219	$30	$189
Personal(1)	297	207	90	274	207	67
Credit card(1)	—	188	(188)	—	122	(122)
Business and government	399	200	199	370	194	176

Total impaired loans(2)	$983	$631	$352	$863	$553	$310

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $915 million (2007: $908 million).
Contractually Past Due Loans but Not Impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an ageing analysis of the contractually past due loans. Consumer overdraft balances past due less than 30 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2008
$ millions, as at October 31	30 days	90 days	90 days	Total

Residential mortgages	$1,545	$572	$181	$2,298
Personal	536	138	54	728
Credit card	485	158	107	750
Business and government	294	228	32	554

	$2,860	$1,096	$374	$4,330

As at October 31, 2008, the interest entitlements on loans classified as impaired totalled $76 million (2007: $73 million; 2006: $46 million), of which $39 million (2007: $40 million; 2006: $45 million) were in Canada and $37 million (2007: $33 million; 2006: $1 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $55 million (2007: $62 million; 2006: $56 million), of which $45 million (2007: $51 million; 2006: $56 million) was in Canada and $10 million (2007: $11 million; 2006: nil) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2008	2007	2006

Interest income	$14,163	$15,781	$13,269
Interest expense	8,956	11,223	8,834

Net interest income	5,207	4,558	4,435
Provision for credit losses	773	603	548

Net interest income after provision for credit losses	$4,434	$3,955	$3,887

Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. We also securitize mortgage assets to a qualifying special purpose entity (QSPE) that holds Canadian Near Prime/Alt A uninsured mortgages. Total assets in the QSPE as at October 31, 2008 were $634 million, of which $171 million represent Prime mortgages and the remaining $463 million represent Near Prime/Alt A mortgages. We also hold another $15 million in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past 5 years of 16 bps and an average loan-to-value ratio of 75%.
     Upon sale of these assets, a net gain or loss is recognized in “Income from securitized assets”. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

CIBC Annual Accountability Report 2008	117

Notes to the Consolidated Financial Statements
Commercial mortgages
We securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages and recognize revenue as these services are provided.
Cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2008		2007			2006
	Residential		Residential		Commercial	Residential		Commercial
	mortgages		mortgages		mortgages	mortgages		mortgages	Cards

Securitized	$24,895	(1)	$13,768	(1)	$357	$10,314	(1)	$380	$381
Sold(2)	11,381	(1)	7,017	(1)	357	7,826	(1)	380	381
Net cash proceeds	11,328		6,963		346	7,779		389	381
Retained interest	340		111		—	127		—	32
Gain on sale, net of transaction costs	105		41		(1)	27		7	1

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.5		3.8		—	3.7		—	0.2
Prepayment/payment rate	11.0 – 36.0		11.0 – 39.0		—	11.0 – 39.0		—	43.0
Discount rate	2.4 – 7.0		4.0 – 4.9		—	3.5 – 4.8		—	9.0
Expected credit losses	0.0 – 0.1		0.0 – 0.1		—	0.0 – 0.1		—	3.5

(1)	Includes $331 million (2007: $249 million; 2006: $1,158 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities (2006: investment securities) on the consolidated balance sheet and are stated at fair value.
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2008	Proceeds from new securitizations	$11,328	$—	$—
	Proceeds reinvested in revolving securitizations	—	—	19,324
	Servicing fees received	61	—	81
	Other cash flows received on retained interests	147	—	440

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on retained interests	189	—	459

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds reinvested in revolving securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

118	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

$ millions, as at October 31	2008		2007
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of retained interests	$510 (1)	$267	$264 (1)	$317
Fair value of retained interests(2)	529 (1)	272	267 (1)	320
Weighted-average remaining life (in years)	2.6	0.2	2.5	0.2
Prepayment/payment rate	7.0 – 25.0%	40.0% (3)	7.0 – 36.0%	41.8	%(3)
Impact on fair value of a 10% adverse change	(16)	(2)	(7)	(2)
Impact on fair value of a 20% adverse change	(29)	(4)	(15)	(3)
Expected credit losses	0.0 – 0.2%	3.4%	0.0 – 0.1%	3.4%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(5)	—	(6)
Residual cash flows discount rate (annual rate)	1.9 – 4.5%	5.2%	4.6 – 5.0%	6.5%
Impact on fair value of a 10% adverse change	(2)	—	(1)	—
Impact on fair value of a 20% adverse change	(3)	—	(2)	—

(1)	Includes $28 million (2007: $52 million) of investment in one of our securitization vehicles, which has been excluded from the assumptions noted in the table.

(2)	Retained interests arising from sale of securitized assets are reported as AFS securities on the consolidated balance sheet. Impairment write-down of retained interests for the year amounted to nil (2007: $2 million; 2006: $31 million).

(3)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2008		2007
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.2%	3.4%	0.0 – 0.1%	3.4%

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2008			2007
	Total	Impaired		Total	Impaired
	principal	and other		principal	and other
	amount of	past due	Net	amount of	past due	Net
Type of loans	loans	loans(4)	write-offs(1)	loans	loans	write-offs(1)

Residential mortgages	$129,942	$473	$5	$116,721	$235	$9
Personal	32,124	351	257	29,213	312	351
Credit card	14,370	142	487	13,372	27	425
Business and government(2)	39,894	431	127	34,774	379	80

Total loans reported and securitized(3)	216,330	1,397	876	194,080	953	865

Less: loans securitized
Residential mortgages	39,247	5	1	25,057	3	2
Credit card	3,541	35	139	4,251	27	149
Business and government(2)	621	—	—	675	—	—

Total loans securitized	43,409	40	140	29,983	30	151

Total loans reported on the consolidated balance sheet	$172,921	$1,357	$736	$164,097	$923	$714

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment-grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

(4)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.
Variable interest entities
VIEs that are consolidated
Since we were considered the primary beneficiary of certain VIEs, we consolidated total assets and liabilities of approximately $109 million (2007: $64 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2008	2007

Trading securities	$34	$50
AFS securities	60	10
Residential mortgages	15	4

	$109	$64

CIBC Annual Accountability Report 2008	119

Notes to the Consolidated Financial Statements
Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary of certain compensation trusts with assets of approximately $244 million (2007: $419 million), as represented by 4.5 million CIBC common shares (2007: 4.1 million CIBC common shares). However, the consolidation of these trusts did not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs where we have a significant interest, but are not consolidated
We have significant interests in VIEs where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs’ liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we acted as structuring and placement agents.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae) are among our holdings that are not considered significant interests in the entities.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at October 31, 2008, our direct investment in commercial paper issued by our sponsored conduits was $729 million. We were not considered to be the primary beneficiary of any of these conduits. At October 31, 2008, our maximum exposure to loss relating to CIBC sponsored multi-seller conduits was $8.7 billion (2007: $15.1 billion).
     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $25.8 billion (2007: $34.1 billion).

$ billions, as at October 31	2008		2007
		Maximum		Maximum
	Total	exposure	Total	exposure
	assets	to loss	assets	to loss

CIBC sponsored multi-seller conduits	$10.1	$8.7	$16.4	$15.1
CIBC structured CDO vehicles	1.1	—	1.5	0.4
Third-party structured vehicles	7.2	1.5	4.4	1.8

Note 7 Land, Buildings and Equipment

$ millions, as at October 31	2008			2007
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$271	$—	$271	$224
Buildings(3)	1,045	321	724	621
Computer equipment and software	2,463	1,985	478	486
Office furniture and other equipment	693	355	338	409
Leasehold improvements	580	383	197	238

	$5,052	$3,044	$2,008	$1,978

(1)	Includes $122 million (2007: $175 million) of work-in-progress and not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $203 million (2007: $214 million; 2006: $206 million).

(3)	Land and buildings include amounts of $195 million (2007: $153 million) and $439 million (2007: $354 million), respectively, for which we are deemed to have ownership for accounting purposes.
Note 8 Goodwill and Other Intangible Assets
We performed our annual impairment test on goodwill and other intangible assets as at May 1, 2008 and revisited our assessment as at October 31, 2008. Based on this we determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

120	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

		CIBC Retail		CIBC World		Corporate	CIBC
$ millions, for the year ended October 31		Markets		Markets		and Other	Total

2008	Balance at beginning of year	$1,742		$62		$43	$1,847
	Acquisitions	—		11		—	11
	Dispositions	—		(15)	(2)	—	(15)
	Adjustments(1)	251		6		—	257

	Balance at end of year	$1,993		$64		$43	$2,100

2007	Balance at beginning of year	$883		$56		$43	$982
	Acquisitions	1,061	(3)	10		—	1,071
	Adjustments(1)	(202)		(4)		—	(206)

	Balance at end of year	$1,742		$62		$43	$1,847

(1)	Includes foreign currency translation and other purchase price equation adjustments.

(2)	Includes disposition of certain U.S. businesses.

(3)	Comprises the acquisition of FirstCaribbean in 2007 (Note 3).
The components of other intangible assets are as follows:

$ millions, as at October 31	2008			2007
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(2)	amount(1)	amount(1)	amortization(2)	amount(1)

Finite-lived other intangible assets
Customer relationships	$116	$72	$44	$123	$74	$49
Core deposit intangibles(3)	282	58	224	231	27	204
Contract-based(4)	56	37	19	51	33	18

	454	167	287	405	134	271

Indefinite-lived other intangible assets
Contract-based	116	—	116	116	—	116
Brandname(5)	24	—	24	19	—	19

	140	—	140	135	—	135

Total other intangible assets	$594	$167	$427	$540	$134	$406

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of other intangible assets for the year amounted to $42 million (2007: $39 million; 2006: $29 million).

(3)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition in 2007 (Note 3).

(4)	Includes certain contract-based assets purchased as part of the INTRIA acquisition.

(5)	Brandname was acquired as part of the FirstCaribbean acquisition.
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2009	$43
2010	41
2011	36
2012	33
2013	24

Note 9 Other Assets

$ millions, as at October 31	2008	2007

Accrued interest receivable	$945	$1,177
Accrued benefit asset (Note 21)	1,094	1,057
Brokers’ client accounts	704	620
Current income tax receivable	2,580	79
Future income tax asset (Note 22)	1,822	297
Other prepayments and deferred items	890	707
Equity-accounted investments	236	279
Cheques and other items in transit, net	786	512
Derivative collateral receivable	6,528	3,010
Accounts receivable	684	722
Other	433	467

	$16,702	$8,927

CIBC Annual Accountability Report 2008	121

Notes to the Consolidated Financial Statements
Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2008		2007
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total		Total

Personal	$6,654	$41,857	$50,966		$99,477		$91,772
Business and government	26,576	7,617	83,579	(6)	117,772		125,878
Bank	2,263	4	13,436		15,703		14,022

	$35,493	$49,478	$147,981		$232,952		$231,672

Comprises:
Held at amortized cost					$226,564		$230,026
Designated at fair value (Note 13)					6,388	(7)	1,646

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$23,932		$22,354
In foreign offices					2,626		2,374
Interest-bearing deposits
In domestic offices					156,666		151,000
In foreign offices					48,084		55,588
U.S. federal funds purchased					1,644		356

					$232,952		$231,672

(1)	Includes deposits of $58.3 billion (2007: $62.6 billion) denominated in U.S. dollars and deposits of $11.8 billion (2007: $9.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $648 million (2007: $690 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(6)	Includes covered bond deposits totalling $3.1 billion (2007: nil).

(7)	At October 31, 2008, $31 million (2007: $1 million) of the fair value was due to CIBC credit spread.
Note 11 Other Liabilities

$ millions, as at October 31	2008	2007

Accrued interest payable	$1,633	$1,932
Accrued benefit liability (Note 21)	759	890
Gold and silver certificates	195	223
Brokers’ client accounts	2,961	2,759
Derivative collateral payable	2,483	1,841
Deferred gain on sale of real estate properties(1)	14	28
Other deferred items	246	229
Negotiable instruments	1,071	1,213
Current income tax liability	49	339
Future income tax liability (Note 22)	—	42
Accounts payable and accrued expenses	1,958	1,628
Other	1,798	2,604

	$13,167	$13,728

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

122	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Trading Assets and Liabilities

$ millions, as at October 31	2008	2007

Assets
Debt securities(1)	$27,536	$24,318
Equity securities	9,708	34,461

Total securities (Note 4)	37,244	58,779
Derivative instruments (Note 14)	25,576	22,690

	$62,820	$81,469

Liabilities
Obligations related to securities sold short	$6,764	$12,552
Derivative instruments (Note 14)(1)	28,490	24,208

	$35,254	$36,760

(Loss) Income from Trading Activities

$ millions, for the year ended October 31	2008	2007	2006

Trading (loss) income consists of:
Interest income	$1,826	$2,817	$2,525
Interest expense	2,244	3,455	2,969

Net interest expense	(418)	(638)	(444)
Non-interest income	(6,821)	328	1,129

	$(7,239)	$(310)	$685

Trading (loss) income by product line:
Interest rates	$(168)	$318	$156
Foreign exchange	264	190	163
Equities(2)	(258)	9	79
Commodities	30	26	39
Structured credit and other	(7,107)	(853)	248	(3)

	$(7,239)	$(310)	$685

(1)	Includes USRMM related securities of $303 million (2007: nil) and derivative liabilities of $627 million, (2007: nil) which are used to economically hedge an FVO liability of $733 million (2007: nil) included in Note 13, “Financial Instruments Designated at Fair Value (FVO)”.

(2)	Includes gain of $2 million (2007: loss of $2 million; 2006: loss of $28 million) on non-controlling interests on VIEs.

(3)	Includes trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards in 2007.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis:
•	Loans, including those hedged by or hedging total return swaps and credit derivatives, as well as secondary traded loans that are intended to be sold within six months.
•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and related hedging derivatives and securities sold short.

CIBC Annual Accountability Report 2008	123

Notes to the Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2008	2007

FVO assets
Debt securities	$21,861	$10,291
Business and government loans (Note 5)	1,006	3,025

	$22,867	$13,316

FVO liabilities
Business and government deposits(1)	$6,278	$1,154
Bank deposits	110	492

	$6,388	$1,646

Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2008	2007

Assets
Derivative instruments (Note 14)	$451	$179

	$451	$179

Liabilities
Derivative instruments (Note 14)	$1,184	$211
Obligations related to securities sold short	108	536

	$1,292	$747

FVO and Related Hedges (Loss) Income

$ millions, for the year ended October 31	2008	2007

Interest income	$846	$620
Interest expense(2)	720	567

Net interest income	126	53

Non-interest income
FVO financial instruments	(488)	(70)
Economic hedges(3)	239	226

	(249)	156

	$(123)	$209

(1)	Included in Business and government deposits is a senior note (2008: $733 million; 2007: nil) which has USRMM related reference assets that are part of our legacy structured credit run-off portfolio.

The note is economically hedged by USRMM related trading assets of $303 million (2007: nil) and derivative liabilities of $627 million (2007: nil) which are included in Note 12 Trading Activities.

(2)	Includes $13 million (2007: $17 million) on obligations related to securities sold short hedging the FVO financial instruments.

(3)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above. The undrawn credit exposure related to FVO loans was $7 million (2007: $53 million). The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $306 million (2007: $68 million), and the loss for the current year was $251 million.
     The notional amount of the derivatives hedging the credit risk was $1.5 billion (2007: $3.0 billion). The cumulative change in fair value of these derivatives attributable to changes in the credit risk since the loans were first designated amounted to a gain of $316 million (2007: $70 million) and the gain for the current year was $279 million (2007: $70 million).
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of bonds issued by the same entities or others with similar characteristics.
Deposits designated at fair value
As at October 31, 2008, the carrying amount of FVO deposits was $12 million higher (2007: $14 million lower) than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a gain of $31 million (2007: $7 million), and the gain for the current year was $30 million (2007: $7 million).
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the market value of CIBC’s deposits.

124	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2008		2007
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$25,576	$28,490	$22,690	$24,208
Designated accounting hedges (Note 15)	1,198	1,128	625	347
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	451	1,184	179	211
Other economic hedges	1,419	1,940	581	1,922

	$28,644	$32,742	$24,075	$26,688

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Certain swap contracts include an additional feature whereby the payer of the total return swap (party with the reference asset) has the right to sell the reference asset to CIBC at par, at which point the contract terminates.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of

CIBC Annual Accountability Report 2008	125

Notes to the Consolidated Financial Statements
an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional		2008		2007
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$65,659	$1,976	$1,711	$69,346	$68,037	$1,309	$30,248	$2,307
Swap contracts	169,985	331,265	103,818	605,068	412,203	192,865	437,411	172,133
Purchased options	7,530	25,422	29,760	62,712	62,219	493	40,706	175
Written options	11,789	18,443	15,667	45,899	44,242	1,657	30,652	3,294

	254,963	377,106	150,956	783,025	586,701	196,324	539,017	177,909

Exchange traded
Futures contracts	42,408	13,569	302	56,279	46,147	10,132	59,228	3,527
Purchased options	241	—	—	241	241	—	10,274	—
Written options	6,226	783	—	7,009	7,009	—	15,064	—

	48,875	14,352	302	63,529	53,397	10,132	84,566	3,527

Total interest rate derivatives	303,838	391,458	151,258	846,554	640,098	206,456	623,583	181,436

Foreign exchange derivatives
Over-the-counter
Forward contracts	76,012	3,498	503	80,013	72,917	7,096	59,581	18,675
Swap contracts	20,665	35,114	18,458	74,237	64,609	9,628	55,774	10,849
Purchased options	1,806	1,039	324	3,169	3,169	—	3,046	—
Written options	2,764	717	159	3,640	3,615	25	2,994	27

	101,247	40,368	19,444	161,059	144,310	16,749	121,395	29,551

Exchange traded
Future contracts	8	—	—	8	8	—	2	—

Total foreign exchange derivatives	101,255	40,368	19,444	161,067	144,318	16,749	121,397	29,551

Credit derivatives
Over-the-counter
Swap contracts purchased protection	727	1,108	—	1,835	1,741	94	2,348	449
Swap contracts written protection	—	—	3,892	3,892	3,892	—	10,520	—
Purchased options	513	16,056	33,227	49,796	44,898	4,898	76,557	8,393
Written options(1)	71	11,732	20,914	32,717	32,687	30	67,180	103

Total credit derivatives	1,311	28,896	58,033	88,240	83,218	5,022	156,605	8,945

Equity derivatives(2)
Over-the-counter	13,502	6,117	405	20,024	19,843	181	41,112	288
Exchange traded	13,937	7,577	—	21,514	21,424	90	37,072	105

Total equity derivatives	27,439	13,694	405	41,538	41,267	271	78,184	393

Precious metal derivatives(2)
Over-the-counter	1,049	201	—	1,250	1,250	—	925	—
Exchange traded	2	—	—	2	2	—	3	—

Total precious metal derivatives	1,051	201	—	1,252	1,252	—	928	—

Other commodity derivatives(2)
Over-the-counter	7,422	6,685	452	14,559	14,559	—	16,648	—
Exchange traded	2,493	1,642	2	4,137	4,137	—	3,411	335

Total other commodity derivatives	9,915	8,327	454	18,696	18,696	—	20,059	335

	$444,809	$482,944	$229,594	$1,157,347	$928,849	$228,498	$1,000,756	$220,660

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Comprises forwards, futures, swaps and options.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates,

126	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31			Basel II		2008			Basel I		2007

				Credit	Risk-				Credit	Risk-
		Current replacement cost(1)		equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount(5)	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$71	$—	$71	$31	$4	$9	$—	$9	$27	$12
Swap contracts	9,292	2,407	11,699	3,162	1,126	5,197	864	6,061	9,252	2,073
Purchased options	1,022	15	1,037	312	76	535	2	537	863	189

	10,385	2,422	12,807	3,505	1,206	5,741	866	6,607	10,142	2,274

Foreign exchange derivatives
Forward contracts	3,403	6	3,409	2,030	420	2,127	137	2,264	2,974	847
Swap contracts	3,952	291	4,243	2,751	587	5,204	277	5,481	8,559	1,477
Purchased options	238	—	238	140	74	162	—	162	231	78

	7,593	297	7,890	4,921	1,081	7,493	414	7,907	11,764	2,402

Credit derivatives(1)
Swap contracts	357	—	357	176	109	77	—	77	1,484	635
Purchased options	3,770	—	3,770	5,812	7,535	4,333	—	4,333	13,148	5,722
Written options(3)	—	—	—	100	22	157	—	157	157	59

	4,127	—	4,127	6,088	7,666	4,567	—	4,567	14,789	6,416

Equity derivatives(4)	1,182	—	1,182	860	190	1,604	10	1,614	3,867	939

Precious metal derivatives(4)	49	—	49	21	9	48	—	48	80	21

Other commodity derivatives(4)	998	—	998	1,149	399	1,328	—	1,328	2,914	1,126

	24,334	2,719	27,053	16,544	10,551	20,781	1,290	22,071	43,556	13,178
Less: effect of master netting agreements(5)	(16,798)	—	(16,798)	—	—	(10,736)	—	(10,736)	(18,175)	(4,672)

	$7,536	$2,719	$10,255	$16,544	$10,551	$10,045	$1,290	$11,335	$25,381	$8,506

(1)	Exchange-traded instruments with a replacement cost of $1,242 million (2007: $1,910 million) are excluded in accordance with the guidelines of OSFI. Commencing 2008 under Basel II, written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria receive a counterparty credit risk charge. In 2007, under Basel I, written ALM credit derivatives were treated as guarantee commitments and all bought ALM credit derivatives were treated as credit risk mitigation with no counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,268 million (2007: $1,667 million). The collateral comprises cash $1,929 million (2007: $1,398 million), government securities $335 million (2007: $173 million) and other instruments $4 million (2007: $96 million). Subsequent to the adoption of Basel II, the credit equivalent amounts are net of master netting agreements.

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

(5)	Subsequent to the adoption of Basel II, the risk-weighted amounts are net of master netting agreements.

CIBC Annual Accountability Report 2008	127

Notes to the Consolidated Financial Statements
Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the year, we recorded a charge of $7.3 billion against our receivables from financial guarantors. The fair value of derivative contracts with financial guarantors, net of credit valuation adjustments, was $2.3 billion as at October 31, 2008.
     Credit valuation adjustment is determined based on the estimated fair value of the derivative contracts, which in turn is based on market value of the underlying reference assets. Our methodology in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors takes into account market observed credit spreads, and continues to be refined to reflect industry best practices and market developments. When the estimated amount we expect to receive from a financial guarantor is lower than that reflected by the credit spread methodology, an additional valuation charge is taken.
Other counterparties
Our methodology in establishing credit valuation adjustments against our counterparty credit exposures related to other derivative counterparties also reflects market observed credit spreads. During the year, we recorded a charge of $92 million against our receivables from non-financial guarantors derivative counterparties.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the Consolidated Statement of Operations:

$ millions, for the year ended October 31	2008	2007

Fair value hedges(1)	$23	$(18)
Cash flow hedges(2)	2	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Operations and are not significant for the years ended October 31, 2008 and 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2008			2007
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$65,864	$1,191	$941	$72,601	$346	$344
Cash flow hedges	446	4	14	4,193	155	2
NIFO hedges	2,564	3	173	4,924	124	1

	$68,874	$1,198	$1,128	$81,718	$625	$347

In addition, foreign currency denominated deposit liabilities of $103 million (2007: $163 million) and $5.0 billion (2007: $13.2 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to manage currency risk. All redemptions are subject to regulatory approval.

128	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Terms of Subordinated Indebtedness

$ millions, as at October 31									2008			2007
					Earliest date redeemable
				At greater of Canada			Denominated	Par	Carrying	Par		Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency	value	value	value		value

4.75	(2)	January 21, 2013		January 20, 2003	January 21, 2008	(3)		$—	$—	$250		$249
5.89	(2)	February 26, 2013		February 26, 1998	February 26, 2008	(3)		—	—	89		89
4.25	(2)	June 1, 2014		May 6, 2004	June 1, 2009			750	759	750		747
4.50	(2)	October 15, 2014		September 14, 2004	October 15, 2009			500	511	500		496
9.65		October 31, 2014		November 1, 1999				250	338	250		322
Floating	(4)	March 10, 2015			March 10, 2010		US$200 million	240	240	188		188
3.75	(2)	September 9, 2015		September 9, 2005	September 9, 2010			1,300	1,300	1,300		1,300
4.55	(2)	March 28, 2016		March 28, 2006	March 28, 2011			1,080	1,130	1,080	(5)	1,068
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million	38	38	30		30
Floating	(7)	June 22, 2017			June 22, 2012		€200 million	307	307	274		274
5.15	(2)	June 6, 2018		June 6, 2008	June 6, 2013			550	562	—		—
6.00	(2)	June 6, 2023		June 6, 2008	June 6, 2018			600	600	—		—
8.70		May 25, 2029	(8)					25	39	25		37
11.60		January 7, 2031		January 7, 1996				200	200	200		200
10.80		May 15, 2031		May 15, 2021				150	150	150		150
8.70		May 25, 2032	(8)					25	39	25		36
8.70		May 25, 2033	(8)					25	39	25		36
8.70		May 25, 2035	(8)					25	39	25		37
Floating	(9)	July 31, 2084			July 27, 1990		US$198 million	239	239	187		187
Floating	(10)	August 31, 2085			August 20, 1991		US$103 million	124	124	98		98

								6,428	6,654	5,446		5,544
Subordinated debt held for trading purposes								4	4	(18)		(18)

								$6,432	$6,658	$5,428		$5,526

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus a pre-determined spread.

(3)	Redeemed for cash during the year for their outstanding principal amount, plus unpaid interest accrued to the redemption date.

(4)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%.

(5)	$220 million of this issue was repurchased for cash during 2007.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.5% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	Not redeemable prior to maturity date.

(9)	Interest rate is based on the six- month US$ LIBOR plus 0.25%.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness (excluding trading positions) are outlined in the following table:

$ millions, as at October 31	2008

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	6,428

$6,428

Note 17 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value and issuable in series, provided that, for a class of preferred shares the maximum aggregate consideration for all outstanding shares, of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

CIBC Annual Accountability Report 2008	129

Notes to the Consolidated Financial Statements
Outstanding Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2008						2007						2006
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities

Series 19	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24
Series 23	16,000,000	400		21		1.33	16,000,000	400		21		1.33	16,000,000	400		21		1.33

		600		31				600		31				600		31

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 24	—	—		—		—	—	—		6		0.38	16,000,000	400		24		1.50
Series 25	—	—		—		—	—	—		18		1.13	16,000,000	400		24		1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(1)	2,000	—	(2)	—	(2)	0.08	2,500	—	(2)	—	(2)	0.08	3,058	—	(2)	—	(2)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.13	—	—		—		—
Series 32	12,000,000	300		14		1.13	12,000,000	300		10		0.80	—	—		—		—
Series 33	12,000,000	300		—		—	—	—		—		—	—	—		—		—

		$2,631		$119				$2,331		$139				$2,381		$132

Total preferred shares		$3,231		$150				$2,931		$170				$2,981		$163

Common shares(3)	380,804,829	$6,063		$1,285		$3.48	334,988,579	$3,137		$1,044		$3.11	335,976,647	$3,045		$924		$2.76

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 500 (2007: 558; 2006: 14,600) shares under this offer.

(2)	Due to rounding.

(3)	Includes treasury shares.
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Each series of Class A Preferred Shares, other than Series 33 shares and Series 34 shares (see below), is redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33) shares may be converted on a one for one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares will pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

130	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.020000		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

Series 31	$0.293750		January 31, 2012	$26.00	not convertible	not convertible
			January 31, 2013	25.75
			January 31, 2014	25.50
			January 31, 2015	25.25
			January 31, 2016	25.00

Series 32	$0.281250		April 30, 2012	$26.00	not convertible	not convertible
			April 30, 2013	25.75
			April 30, 2014	25.50
			April 30, 2015	25.25
			April 30, 2016	25.00

Series 33	$0.334375	(2)	July 31, 2014	$25.00	not convertible	not convertible

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	The Series 33 shares will yield 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, for an initial period ending July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.18%.
Common shares issued
During the year, we issued 45.3 million common shares for net cash proceeds of $2,904 million, after issuance costs, net of tax, which amounted to $34 million.
     Pursuant to stock option plans, we issued 0.5 million new common shares for a total consideration of $25 million for the year ended October 31, 2008.
Common shares repurchased
On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     In 2007, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     No shares were repurchased during 2006.
Shares reserved for issue
As at October 31, 2008, 14,982,318 common shares (2007: 15,753,852) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention

CIBC Annual Accountability Report 2008	131

Notes to the Consolidated Financial Statements
of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Management of Risk” section of the MD&A for additional details on Basel II.
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprised common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale upon securitization were deducted from Tier 1 capital. Tier 2 capital comprised subordinated debt and eligible general allowance. Commencing November 1, 2007, the investment in insurance subsidiaries and pre-2007 substantial investments were deducted from Tier 2 capital. Both Tier 1 and Tier 2 capital were subject to certain other deductions on a 50/50 basis.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital Ratios and Assets-to-Capital Multiple

	Basel II		Basel I
	basis		basis
$ millions, as at October 31	2008		2007

Tier 1 capital	$12,365		$12,379
Total regulatory capital	18,129		17,758
Risk-weighted assets	117,946		127,424
Tier 1 capital ratio	10.5%		9.7%
Total capital ratio	15.4%		13.9%
Assets-to-capital multiple	17.9	x	19.0	x

Note 18 Accumulated Other Comprehensive Income

$ millions, as at October 31	2008	2007

Foreign currency translation adjustments	$(357)	$(1,087)
Net unrealized losses on AFS securities(1)	(102)	(66)
Net gains on cash flow hedges(2)	17	61

	$(442)	$(1,092)

(1)	Includes $184 million (2007: $127 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $10 million (2007: $11 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 5 years (2007: 6 years) thereafter.
Note 19 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

132	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2008	Assets
	Cash and deposits with banks	$189	$6,041	$1,637	$—	$—	$1,092	$8,959
	Effective yield		3.41%	5.03%
	Trading securities	963	14,380	1,870	6,866	3,455	9,710	37,244
	Effective yield		1.96%	2.52%	3.78%	5.31%
	AFS securities	864	3,269	2,022	5,169	939	1,039	13,302
	Effective yield		4.31%	4.59%	3.68%	5.68%
	FVO securities	6,812	789	1,640	11,976	644	—	21,861
	Effective yield		4.38%	3.78%	4.22%	4.45%
	HTM securities	6,764	—	—	—	—	—	6,764
	Effective yield
	Securities borrowed or purchased under resale agreements	—	35,205	391	—	—	—	35,596
	Effective yield		2.13%	3.01%
	Loans	101,652	15,048	12,295	35,735	3,382	3,363	171,475
	Effective yield		5.46%	5.37%	5.46%	5.67%
	Other	—	35,280	—	—	—	23,449	58,729
	Structural assumptions	(7,790)	1,573	4,541	3,814	—	(2,138)	—

	Total assets	$109,454	$111,585	$24,396	$63,560	$8,420	$36,515	$353,930

	Liabilities and shareholders’ equity
	Deposits	$67,996	$69,007	$38,142	$27,782	$3,359	$26,666	$232,952
	Effective yield		3.11%	3.19%	4.21%	4.27%
	Obligations related to securities sold short	—	298	195	2,349	2,857	1,225	6,924
	Effective yield		1.19%	3.48%	3.57%	4.25%
	Obligations related to securities lent or sold under repurchase agreements	460	37,156	407	—	—	—	38,023
	Effective yield		2.34%	3.25%
	Subordinated indebtedness	—	786	124	4,287	1,461	—	6,658
	Effective yield		4.87%	3.25%	4.35%	8.38%
	Preferred share liabilities	—	36	21	543	—	—	600
	Effective yield		5.18%	5.18%	5.18%
	Other	—	35,265	7	251	2,372	30,878	68,773
	Structural assumptions	(6,810)	6,393	18,453	15,499	—	(33,535)	—

	Total liabilities and shareholders’ equity	$61,646	$148,941	$57,349	$50,711	$10,049	$25,234	$353,930

	On-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—
	Off-balance sheet gap(1)	—	(10,387)	21,426	(9,007)	(2,032)	—	—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—
	Total cumulative gap	$47,808	$65	$(11,462)	$(7,620)	$(11,281)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,497	$(34,347)	$(27,778)	$16,245	$(2,958)	$7,341	$—
	Foreign currencies	6,311	(3,009)	(5,175)	(3,396)	1,329	3,940	—

	Total on-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—

	Off-balance sheet gap(1)
	Canadian currency	—	2,748	9,360	(11,518)	(590)	—	—
	Foreign currencies	—	(13,135)	12,066	2,511	(1,442)	—	—

	Total off-balance sheet gap	$—	$(10,387)	$21,426	$(9,007)	$(2,032)	$—	$—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—

2007	Gap by currency
	On-balance sheet gap
	Canadian currency	$32,204	$(45,884)	$(20,013)	$14,032	$(2,529)	$22,190	$—
	Foreign currencies	(3,089)	(9,729)	(1,582)	2,137	6,181	6,082	—

	Total on-balance sheet gap	$29,115	$(55,613)	$(21,595)	$16,169	$3,652	$28,272	$—

	Off-balance sheet gap(1)
	Canadian currency	—	(1,210)	8,660	(6,392)	(1,058)	—	—
	Foreign currencies	—	3,606	2,205	163	(5,974)	—	—

	Total off-balance sheet gap	$—	$2,396	$10,865	$(6,229)	$(7,032)	$—	$—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—
	Total cumulative gap	$29,115	$(24,102)	$(34,832)	$(24,892)	$(28,272)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

CIBC Annual Accountability Report 2008	133

Notes to the Consolidated Financial Statements
Note 20 Stock-based Compensation
Stock Option Plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2008 has been estimated at $14.19 (2007: $14.11; 2006: $9.85) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2008	2007	2006

Weighted-average assumptions
Risk-free interest rate	4.33%	4.09%	4.20%
Expected dividend yield	6.23%	3.91%	4.88%
Expected share price volatility	32.35%	18.65%	19.50%
Expected life	6 years	6 years	6 years

Compensation recovery in respect of stock options and SARs totalled $21 million in 2008 (2007: expense of $20 million; 2006: expense of $30 million). A liability in respect of SARs is recorded in other liabilities and totalled $6 million as at October 31, 2008 (2007: $50 million; 2006: $66 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market. Our contributions are expensed as incurred and totalled $30 million in 2008 (2007: $30 million; 2006: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Award
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive either CIBC common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. For grants which are to be settled in shares, the funding for these awards is paid into a trust. The trust purchases CIBC common shares in the open market. For grants which are to be settled in cash the awards are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. RSAs generally vest one-third annually or at the end of three years. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Compensation expense in respect of RSAs totalled $135 million in 2008 (2007: $240 million; 2006: $235 million). A liability in respect of cash-settled RSAs is recorded in other liabilities and totalled $117 million as at October 31, 2008 (2007: nil; 2006: nil).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
Performance Share Unit Program
Under the Performance Share Unit (PSU) program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. Dividend equivalent amounts are recognized in compensation expense as incurred. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation recovery in respect of PSUs totalled $13 million in 2008 (2007: expense of $9 million; 2006: expense of $11 million). A liability in respect of PSUs is recorded in other liabilities and totalled $11 million as at October 31, 2008 (2007: $24 million; 2006: $16 million).

134	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or CIBC common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled nil (2007: $3 million; 2006: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $5 million as at October 31, 2008 (2007: $8 million; 2006: $8 million).
Stock Option Plans

As at or for the year ended October 31	2008		2007		2006
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,236,483	$51.63	8,934,231	$47.84	10,992,741	$45.28
Granted	876,342	75.60	419,418	96.32	419,658	76.49
Exercised	(495,134)	41.83	(1,753,648)	43.43	(2,262,168)	40.84
Forfeited/cancelled	(71,123)	76.12	(193,318)	58.84	(111,376)	58.32
Exercised as SARs	(276,400)	39.69	(170,200)	39.22	(104,624)	34.29

Outstanding at end of year	7,270,168	$55.38	7,236,483	$51.63	8,934,231	$47.84

Exercisable at end of year	5,654,145	$48.69	6,060,063	$45.85	7,367,737	$44.05

Available for grant	7,712,150		8,517,369		8,743,469

Stock Options Outstanding and Vested

As at October 31, 2008	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$32.85 – $39.85	2,054,374	0.91	$37.96	2,054,374	$37.96	386,330
$40.37 – $48.98	1,421,631	3.21	44.11	1,421,631	44.11	—
$50.91 – $56.08	1,430,333	2.87	54.19	1,430,333	54.19	—
$62.90 – $69.68	257,266	9.37	65.87	5,332	68.67	—
$70.00 – $75.80	1,066,761	6.45	73.09	628,835	73.18	—
$79.55 – $84.69	638,918	8.95	79.66	13,328	82.15	—
$95.70 – $102.40	400,885	7.58	96.32	100,312	96.32	—

	7,270,168	3.93	$55.38	5,654,145	$48.69	386,330

Note 21 Employee Future Benefits
We sponsor pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year. Consequently, market volatility experienced in October 2008 is not reflected in these tables. The fair value of our plan assets for our funded Canadian benefit plans decreased $222 million between September 30, 2008 and October 31, 2008, excluding other activity in the month such as funding contributions, benefit payments, and administrative expenses.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

CIBC Annual Accountability Report 2008	135

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2008	2007	2006	2008	2007	2006

Accrued benefit obligation
Balance at beginning of year	$4,043	$3,760	$3,577	$767	$942	$947
Adjustment for inclusion of FirstCaribbean plans	—	196	—	—	5	—
Current service cost	139	141	123	15	17	32
Employee contributions	7	7	7	—	—	—
Interest cost on accrued benefit obligation	229	211	191	41	40	46
Benefits paid	(198)	(193)	(197)	(50)	(52)	(50)
Foreign exchange rate changes	11	(47)	(1)	2	(4)	(1)
Actuarial losses (gains)	(576)	16	65	(81)	(29)	(32)
Net transfer out	(2)	—	(7)	—	—	—
Plan amendments	—	(48)	2	—	(152)	—
Curtailments (gains)/losses	—	—	—	(1)	—	—
Settlement (gains) losses	(13)	—	—	—	—	—
Special termination benefits	1	—	—	1	—	—

Balance at end of year	$3,641	$4,043	$3,760	$694	$767	$942

Plan assets
Fair value at beginning of year	$4,121	$3,683	$3,290	$59	$80	$100
Adjustment for inclusion of FirstCaribbean plans	—	287	—	—	—	—
Actual (negative) positive return on plan assets	(411)	256	317	2	—	5
Employer contributions	278	139	274	29	31	25
Employee contributions	7	7	7	—	—	—
Benefits paid	(198)	(193)	(197)	(50)	(52)	(50)
Settlement payments	(13)	—	—	—	—	—
Foreign exchange rate changes	12	(58)	(1)	—	—	—
Net transfer out	(2)	—	(7)	—	—	—

Fair value at end of year	$3,794	$4,121	$3,683	$40	$59	$80

Funded status (deficit)	$153	$78	$(77)	$(654)	$(708)	$(862)
Employer contributions after measurement date	55	—	—	3	—	—
Unamortized net actuarial losses	877	825	906	82	171	209
Unamortized past service costs (gains)	7	9	65	(170)	(191)	(59)
Unamortized transitional asset	—	—	—	1	2	2

Accrued benefit asset (liability)	$1,092	$912	$894	$(738)	$(726)	$(710)
Valuation allowance	(19)	(19)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,073	$893	$875	$(738)	$(726)	$(710)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2008	2007	2006	2008	2007	2006

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,094	$1,057	$1,037	$—	$—	$—
Other liabilities (Note 11)	(21)	(164)	(162)	(738)	(726)	(710)

Accrued benefit asset (liability), net of valuation allowance	$1,073	$893	$875	$(738)	$(726)	$(710)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2008	2007	2006	2008	2007	2006

Accrued benefit obligation
Unfunded plans	$31	$189	$182	$559	$621	$765
Funded plans	132	132	262	135	146	177

	163	321	444	694	767	942
Fair value of plan assets	123	117	240	40	59	80

Funded status (deficit)	$(40)	$(204)	$(204)	$(654)	$(708)	$(862)

136	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2008		2007		2006		2008		2007		2006

Current service cost	$139		$141		$123		$15		$17		$32
Interest cost on accrued benefit obligation	229		211		191		41		40		46
Actual negative (positive) return on plan assets	411		(256)		(317)		(2)		—		(5)
Plan amendments	—		(48)		2		—		(152)		—
Actuarial losses (gains)	(576)		16		65		(81)		(29)		(32)
Curtailment losses	1		—		—		—		—		—
Settlement losses	2		—		—		—		—		—
Special termination benefits	1		—		—		1		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$207		$64		$64		$(26)		$(124)		$41

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(683)	(1)	$9	(1)	$114	(1)	$1	(2)	$(4	)(2)	$—	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	629	(3)	58	(3)	33	(3)	88	(4)	37	(4)	43	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	2	(5)	54	(5)	6	(5)	(21	)(6)	132	(6)	(7	)(6)

	(52)		121		153		68		165		36
Change in valuation allowance	—		—		2		—		—		—

Defined benefit plan expense recognized	$155		$185		$219		$42		$41		$77

(1)	Expected return on plan assets of $272 million (2007: $247 million; 2006: $203 million), subtracted from actual (negative) positive return on plan assets of $(411) million (2007: $256 million; 2006: $317 million).

(2)	Expected return on plan assets of $1 million (2007: $4 million; 2006: $5 million), subtracted from actual return on plan assets of $2 million (2007: nil; 2006: $5 million).

(3)	Actuarial (gains) losses amortized of $53 million (2007: $74 million; 2006: $98 million), less actual actuarial (gains) losses incurred of $(576) million (2007: $16 million; 2006: $65 million).

(4)	Actuarial (gains) losses amortized of $7 million (2007: $8 million; 2006: $11 million), less actual actuarial (gains) losses incurred of $(81) million (2007: $(29) million; 2006: $(32) million).

(5)	Amortization of plan amendments of $2 million (2007: $6 million; 2006: $8 million), less actual plan amendments of nil (2007: $(48) million; 2006: $2 million).

(6)	Amortization of plan amendments of $(21) million (2007: $(20) million; 2006: $(7) million), less actual plan amendments of nil (2007: $(152) million; 2006: nil).
Benefit and plan changes
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established for 2009, when the plan changes are implemented. Any future increases in medical and dental benefit costs for this group of retirees will be borne by retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. The amendment resulted in a reduction in liability.
2006
There were no material changes to the terms of our defined benefit pension plans or other post-employment benefit plans in 2006.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
		Actual allocation	Target		Actual allocation	Target
		as at October 31	allocation		as at October 31	allocation
Asset category	2008	2007	2009	2008	2007	2009

Equity securities(1)	47%	53%	49%	10%	20%	—%
Debt securities(1)	47	42	43	90	80	100
Real estate	5	5	4	—	—	—
Infrastructure(2)	1	—	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $10 million (2007: $21 million), representing 0.3% of total plan assets (2007: 0.6%). Other benefit plans do not include any CIBC securities.

(2)	Consists of investments in essential public assets, including transportation, communications, energy, education and health care projects. Subsequent to September 30, 2008, our measurement date, we completed a reallocation of assets from equity securities to infrastructure, representing 3% of assets.

CIBC Annual Accountability Report 2008	137

Notes to the Consolidated Financial Statements
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K. and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

	Pension benefit plans				Other benefit plans
Weighted-average assumptions	2008	2007	2006	2008	2007	2006

Accrued benefit obligation as at October 31
Discount rate at end of the period	6.8%	5.6%	5.3%	6.6%	5.5%	5.1%
Rate of compensation increase	3.7%	3.6%	3.5%	3.5%	3.5%	3.5%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	5.6%	5.3%	5.2%	5.5%	5.1%	5.1%
Expected long-term rate of return on plan assets	6.8%	6.5%	6.5%	5.8%	5.5%	6.0%
Rate of compensation increase	3.6%	3.5%	3.5%	3.5%	3.5%	3.2%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31	2008	2007	2006

Health-care cost trend rates assumed for next year	6.7%	6.8%	10.0%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2018	2014	2014

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase				One percentage-point decrease
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006

Effect on aggregate of service and interest costs	$4	$5	$11	$(4)	$(4)	$(8)
Effect on accrued benefit obligation	53	60	111	(44)	(49)	(79)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2008	2007	2006

Defined contribution pension plans	$14	$20	$15
Government pension plans(1)	76	76	74

	$90	$96	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans		Total
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Defined benefit plans	$207	$64	$66	$(26)	$(124)	$41	$181	$(60)	$107
Defined contribution and other plans	90	96	89	—	—	—	90	96	89

	$297	$160	$155	$(26)	$(124)	$41	$271	$36	$196

138	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2007. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2010. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2007. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans				Other benefit plans
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006

Funded plans	$330	$128	$263	$—	$—	$—
Beneficiaries of unfunded plans	3	11	11	32	31	25
Defined contribution pension plans	14	20	15	—	—	—

	$347	$159	$289	$32	$31	$25

The minimum contributions for 2009 are anticipated to be in the range of $137 million to $250 million for defined benefit pension plans and $37 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2008	Pension benefit plans	Other benefit plans

2009	$185	$56
2010	186	56
2011	191	57
2012	198	57
2013	205	58
2014 – 2018	1,142	292

Note 22 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2008		2007		2006

Consolidated statement of operations
Provision for income taxes — Current	$(671)		$178		$284
— Future	(1,547)		346		356

	(2,218)		524		640

Consolidated statement of changes in shareholders’ equity
OCI	(930)		1,059		268
Accounting policy changes	(50	)(1)	(4	)(2)	—
Other	(20)		(18)		(5)

	(1,000)		1,037		263

	$(3,218)		$1,561		$903

(1)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional information.
Components of Income Tax

$ millions, for the year ended October 31	2008	2007	2006

Current income taxes
Federal	$(1,326)	$799	$357
Provincial	(612)	400	192
Foreign	263	8	(14)

	(1,675)	1,207	535

Future income taxes
Federal	(788)	147	81
Provincial	(451)	68	36
Foreign	(304)	139	251

	(1,543)	354	368

	$(3,218)	$1,561	$903

CIBC Annual Accountability Report 2008	139

Notes to the Consolidated Financial Statements
Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $379 million (2007: $302 million; 2006: $567 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 32.7% (2007: 34.8%; 2006: 34.8%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2008		2007		2006

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$(1,393)	32.7%	$1,340	34.8%	$1,155	34.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(309)	7.3	(402)	(10.4)	(267)	(8.1)
Tax-exempt income	(126)	3.0	(197)	(5.1)	(150)	(4.5)
Tax-exempt gains	—	—	(70)	(1.8)	(2)	(0.1)
Enron-related increased tax benefit	(486)	11.4	—	—	—	—
Net realized foreign exchange gains on investments in foreign operations	144	(3.4)	22	0.6	31	0.9
Non-tax effected litigation provisions	(1)	—	(25)	(0.7)	9	0.3
Other	(47)	1.1	(144)	(3.8)	(136)	(4.0)

Income taxes in the consolidated statement of operations	$(2,218)	52.1%	$524	13.6%	$640	19.3%

In 2008, the repatriation of capital and retained earnings from our foreign operations resulted in a $160 million (2007: $22 million; 2006: $47 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the “foreign currency translation adjustments” component of AOCI.
     In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. In 2008, we recorded an additional expected tax benefit of $486 million related to this matter.
     At October 31, 2008, our future income tax asset was $1.8 billion, net of a US$50 million ($62 million) valuation allowance. Included in the future income tax asset are $1,260 million related to Canadian non-capital loss carryforwards that expire in 20 years, and $75 million (2007: $74 million; 2006: $128 million) related to Canadian capital loss carryforwards that have no expiry date. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Sources of Future Income Tax Balances

$ millions, as at October 31	2008	2007

Future income tax assets
Tax loss carryforwards	$1,456	$342
Provisions	269	312
Allowance for credit losses	333	344
Unearned income	67	93
Buildings and equipment	69	40
Pension and employee benefits	19	25
Securities revaluation	241	83
Other	88	43

	2,542	1,282
Valuation allowance (VA)	(62)	(80)

	2,480	1,202

Future income tax liabilities
Lease receivables	264	510
Pension and employee benefits	120	71
Buildings and equipment	53	57
Goodwill	69	59
Securities revaluation	49	86
Foreign currency	77	48
Other	26	116

	658	947

Net future income tax asset, net of VA	$1,822	$255

$ millions, as at October 31	2008	2007

Net future income tax asset, net of VA recorded in:
Other assets (Note 9)	$1,822	$297
Other liabilities (Note 11)	—	(42)

	$1,822	$255

140	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended October 31, 2008.
Unrecognized tax benefits

$ millions, for the year ended October 31, 2008

Balance at November 1, 2007	$948
Increases based on tax positions related to the current period	35
Decreases based on tax positions related to prior periods	(500)
Decreases related to a lapse of applicable statute of limitations	(23)

Balance at October 31, 2008	$460

The entire amount of remaining unrecognized tax benefits of $460 million, if recognized, would affect the effective tax rate.
     The decrease in the unrecognized tax benefits balance was substantially attributable to reduced tax contingencies related to our 2005 Enron-related litigation settlement payments. Approximately $214 million of the remaining unrecognized tax benefits relates to the Enron-related litigation settlement payments matter. We have entered into negotiations with the Canada Revenue Agency (CRA) and are attempting to resolve the matter. Failing that, we are prepared to litigate. At this time, it is not possible to determine whether we will settle or litigate the matter within the next 12 months. CRA has until at least March 2010 to confirm our tax filing position or otherwise reassess CIBC. CIBC does not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:	Year
Canada	2004
United States	2006
United Kingdom	2006
     CIBC accounts for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. The total amount of interest and penalties recognized in the consolidated balance sheet as at November 1, 2007 was $88 million. For the year ended October 31, 2008, interest of $75 million was accrued. Substantially all of the accrued interest and penalties relate to our United States leveraged leases transactions.
Note 23 Earnings per Share

$ millions, except per share amounts, for the year ended October 31	2008	2007	2006

Basic EPS
Net (loss) income	$(2,060)	$3,296	$2,646
Preferred share dividends and premiums	(119)	(171)	(132)

Net (loss) income applicable to common shares	$(2,179)	$3,125	$2,514

Weighted-average common shares outstanding (thousands)	370,229	336,092	335,135

Basic EPS	$(5.89)	$9.30	$7.50

Diluted EPS

Net (loss) income applicable to common shares	$(2,179)	$3,125	$2,514

Weighted-average common shares outstanding (thousands)	370,229	336,092	335,135
Add: stock options potentially exercisable(1) (thousands)	1,534	3,224	3,225

Weighted-average diluted common shares outstanding(2) (thousands)	371,763	339,316	338,360

Diluted EPS(3)	$(5.89)	$9.21	$7.43

(1)	Excludes average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13; average options outstanding of 4,565 with a weighted-average exercise price of $100.45; and average options outstanding of 9,894 with a weighted-average exercise price of $84.69 for the years ended October 31, 2008, 2007 and 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earning (loss) per share are the same.
Note 24 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

CIBC Annual Accountability Report 2008	141

Notes to the Consolidated Financial Statements

	Contract amounts
$ millions, as at October 31	2008	2007

Securities lending(1)(2)	$49,293	$69,221
Unutilized credit commitments(3)	37,918	40,735
Backstop liquidity facilities(4)	9,764	17,278
Standby and performance letters of credit	6,249	6,353
ALM credit derivatives written options(5)	30	103
Documentary and commercial letters of credit	236	169
Other	394	353

	$103,884	$134,212

(1)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $6.1 billion (2007: $4.9 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $28.7 billion (2007: $30.1 billion), of which $14.5 billion (2007: $18.5 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $55 million which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. The liquidity facilities to Franchise Trust and Franchise Trust II were terminated during the year.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions

2009	$318
2010	296
2011	260
2012	223
2013	205
2014 and thereafter	1,423

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of income was $366 million (2007: $357 million; 2006: $337 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $49 million in 2009, $46 million in 2010, $39 million in 2011, $39 million in 2012, $40 million in 2013 and $402 million in 2014 and thereafter.

(3)	We have sublet some of our premises and expect to receive $61 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sublease income.

(4)	Includes $29 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $338 million as at October 31, 2008 (2007: $299 million).

142	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

$ millions, as at October 31	2008		2007
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$36,152	$—	$43,287	$—
Standby and performance letters of credit	6,249	14	6,353	13
Credit derivatives written options	32,717	6,877	67,283	3,971
Other derivative written options	See narrative	4,590	See narrative	5,612
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $39.3 billion (2007: $46.8 billion restated).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary, with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2008 and 2007.

CIBC Annual Accountability Report 2008	143

Notes to the Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2008	2007

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$37	$27
Securities	34,487	24,648
Mortgages	3,529	—
Other assets	6,528	3,010

	44,581	27,685

Client assets
Collateral received and available for sale or repledged(1)	86,667	106,216
Less not sold or repledged	21,802	16,307

	64,865	89,909

	$109,446	$117,594

Uses of pledged assets and collateral
Securities lent(2)	$49,293	$69,221
Obligations related to securities lent or sold under repurchase agreements(3)	38,023	28,944
Obligations related to securities sold short(3)	6,924	13,137
Covered bonds(3)	3,070	—
Margins for exchange-traded futures and options, and collateralized derivative transactions	11,124	5,543
Foreign governments and central banks(4)	272	181
Clearing systems, payment systems and depositories(4)	740	568

	$109,446	$117,594

(1)	Includes the full contract amount totalling $42.0 billion (2007: $54.3 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

144	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 25 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2008				2007
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$242,981	$46,453	$43,259	$332,693	$248,476	$43,439	$37,105	$329,020

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$12,193	$992	$663	$13,848	$20,340	$1,557	$817	$22,714
Governments	3,547	—	18	3,565	3,900	—	14	3,914
Other	26,443	2,308	1,518	30,269	26,818	2,249	2,318	31,385

	42,183	3,300	2,199	47,682	51,058	3,806	3,149	58,013

Other credit-related arrangements(4)
Financial institutions	48,000	1,707	213	49,920	63,021	7,143	341	70,505
Governments	58	3	—	61	16	—	4	20
Other	4,466	403	1,352	6,221	3,657	489	1,528	5,674

	52,524	2,113	1,565	56,202	66,694	7,632	1,873	76,199

	$94,707	$5,413	$3,764	$103,884	$117,752	$11,438	$5,022	$134,212

Derivative instruments
By counterparty type
Financial institutions(5)	$7,694	$7,287	$7,880	$22,861	$4,461	$6,165	$6,564	$17,190
Governments	1,626	—	—	1,626	2,211	—	—	2,211
Other	1,852	510	204	2,566	2,024	448	198	2,670

	11,172	7,797	8,084	27,053	8,696	6,613	6,762	22,071
Less: effect of master netting agreements	(7,216)	(4,305)	(5,277)	(16,798)	(4,030)	(2,916)	(3,790)	(10,736)

	$3,956	$3,492	$2,807	$10,255	$4,666	$3,697	$2,972	$11,335

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $244.2 billion (2007: $254.8 billion) and foreign currencies of $88.5 billion (2007: $74.2 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $180.3 billion (2007: $170.7 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2008 or 2007.

(4)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair values of $2.3 billion (2007: $3.0 billion), notional amounts of $32.7 billion (2007: 33.1 billion), with U.S. financial guarantors.
Note 26 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which are the same offered to all employees.
Directors, senior officers and their affiliates(1)
As at October 31, 2008, loans to directors and their affiliates totalled $112 million (2007: $46 million), letters of credit and guarantees totalled $212 million (2007: $115 million) and the undrawn credit commitments totalled $163 million (2007: $218 million).
     As at October 31, 2008, loans to senior officers and their affiliates totalled $22 million (2007: $13 million), letters of credit and guarantees totalled $75 million (2007: $75 million), and the undrawn credit commitments totalled $66 million (2007: $119 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 20 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. Both CIBC and CIT Financial Ltd. have a 50% ownership interest in the joint venture. As at October 31, 2008, our loans to and common share investment in the joint venture totalled $537 million (2007: $409 million) and $1 million (2007: $1 million), respectively,

(1)	Affiliates include spouses, children under 18 and supported family members (dependants) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.

CIBC Annual Accountability Report 2008	145

Notes to the Consolidated Financial Statements
which are eliminated upon proportionate consolidation. In addition, as at October 31, 2008, we had letters of credit and guarantees of $157 million (2007: $141 million) and undrawn credit commitments of $5 million (2007: $74 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2008, our common share investments in the joint ventures totalled $99 million (2007: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC held client overdraft balances on behalf of CMT of $663 million (2007: $6 million). There were also unutilized credit commitments of $32 million (2007: nil).
Equity-accounted entities
As at October 31, 2008, investments in and loans to equity-accounted entities totalled $236 million (2007: $279 million) and the undrawn investment and credit commitments totalled $25 million (2007: $15 million).
Note 27 Segmented and Geographic Information
We have two strategic business lines: CIBC Retail Markets, which services retail customers, and CIBC World Markets, which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
     CIBC World Markets is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, CIBC World Markets provides a wide range of credit and capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups: Administration; Technology and Operations; Corporate Development; Finance; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines.
     During the year, we moved commercial banking from CIBC World Markets to CIBC Retail Markets; prior period information was restated. We also allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.
     In addition, we separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
     During 2007, we moved the Treasury function from Treasury and Risk Management into Finance.
     During 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

146	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Markets	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2008	Net interest income	$5,148	$(251)	$310	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	4,100	(5,788)	195	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,253	(6,039)	500	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	757	16	—	773	723	10	33	7
	Amortization(3)	112	16	117	245	175	20	45	5
	Other non-interest expenses	5,361	1,247	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,023	(7,318)	35	(4,260)	2,101	(307)	1,049	(7,103)
	Income taxes	743	(3,116)	155	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,261	$(4,201)	$(120)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(4)	$243,144	$99,326	$2,395	$344,865	$252,235	$25,727	$30,434	$36,469

2007	Net interest income	$4,797	$(568)	$329	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,959	2,296	253	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	6	—	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,762	1,728	576	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	651	(28)	(20)	603	620	(11)	16	(22)
	Amortization(3)	110	18	125	253	180	25	43	5
	Other non-interest expenses	5,469	1,603	287	7,359	6,039	732	312	276

	Income (loss) before income taxes and non-controlling interests	3,532	135	184	3,851	2,501	777	1,252	(679)
	Income taxes	762	(307)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,743	$438	$115	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$225,555	$102,344	$621	$328,520	$239,206	$35,913	$28,473	$24,928

2006	Net interest income	$4,596	$(408)	$247	$4,435	$3,654	$143	$517	$121
	Non-interest income	4,020	2,574	322	6,916	5,052	1,284	300	280
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	8,621	2,166	564	11,351	8,706	1,427	817	401
	Provision for (reversal of) credit losses	656	(44)	(64)	548	603	(48)	(1)	(6)
	Amortization(3)	81	20	134	235	203	26	1	5
	Other non-interest expenses	5,169	1,759	325	7,253	6,094	856	31	272

	Income before income taxes and non-controlling interests	2,715	431	169	3,315	1,806	593	786	130
	Income taxes	709	(70)	1	640	421	178	6	35
	Non-controlling interests	—	3	26	29	—	29	—	—

	Net income	$2,006	$498	$142	$2,646	$1,385	$386	$780	$95

	Average assets(4)	$198,201	$92,463	$613	$291,277	$216,500	$43,739	$12,685	$18,353

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC Annual Accountability Report 2008	147

Notes to the Consolidated Financial Statements
Note 28 Financial Instruments – Disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments – Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A – Management of Risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risks; and description of collateral.
Risk overview Credit risk

Market risk

Liquidity risk

Operational risk

Reputation and legal risk

Regulatory risk

Credit risk – gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk

Market risk – trading portfolios – value-at-risk; non-trading portfolios – interest rate risk, foreign exchange risk, and equity risk.	Market risk

Liquidity risk – liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31, 2008
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest-bearing deposits with banks	$—	$—	$541	$—	$—	$—	$—
Interest-bearing deposits with banks	—	427	3,989	—	—	—	—
Securities
Trading	—	177	—	—	—	—	930
AFS	2,361	7,340	5	—	—	—	2,802
FVO	129	21,712	—	—	—	—	4
HTM	—	—	—	—	—	—	6,764
Loans
Residential mortgages	574	1,092	—	87,909	—	—	—
Personal loans	164	—	32	17,483	6,398	7,686	—
Credit card loans	—	—	—	—	10,702	127	—
Business and government loans	34,751	791	555	—	—	1,957	308
Customers’ liability under acceptances	8,157	244	447	—	—	—	—
Other assets	252	2,804	7,106	8	72	4	38

Total credit exposure	$46,388	$34,587	$12,675	$105,400	$17,172	$9,774	$10,846

148	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 29 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2008			2007(1)
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,558	$—	$1,558	$1,457	$—	$1,457
Interest-bearing deposits with banks	7,401	(516)	6,885	12,290	(443)	11,847
Securities
Trading	37,244	21,476	58,720	58,779	10,903	69,682
AFS	13,302	(1,303)	11,999	17,430	(1,531)	15,899
FVO	21,861	(21,861)	—	10,291	(10,291)	—
HTM	6,764	(629)	6,135	—	—	—
Securities borrowed or purchased under resale agreements	35,596	(306)	35,290	34,020	(400)	33,620
Loans	171,475	(2,122)	169,353	162,654	(403)	162,251
Other
Derivative instruments	28,644	—	28,644	24,075	—	24,075
Customers’ liability under acceptances	8,848	—	8,848	8,024	—	8,024
Land, buildings and equipment	2,008	(12)	1,996	1,978	(10)	1,968
Goodwill	2,100	—	2,100	1,847	—	1,847
Other intangible assets	427	—	427	406	—	406
Other assets	16,702	918	17,620	8,927	723	9,650

	$353,930	$(4,355)	$349,575	$342,178	$(1,452)	$340,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$232,952	$(5,369)	$227,583	$231,672	$(2,458)	$229,214
Other
Derivative instruments	32,742	—	32,742	26,688	—	26,688
Acceptances	8,848	—	8,848	8,249	—	8,249
Obligations related to securities sold short	6,924	14	6,938	13,137	418	13,555
Obligations related to securities lent or sold under repurchase agreements	38,023	—	38,023	28,944	—	28,944
Other liabilities	13,167	2,094	15,261	13,728	911	14,639
Subordinated indebtedness	6,658	—	6,658	5,526	—	5,526
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	185	—	185	145	—	145
Shareholders’ equity
Preferred shares	2,631	600	3,231	2,331	600	2,931
Common shares	6,062	(215)	5,847	3,133	(210)	2,923
Treasury shares	1	—	1	4	—	4
Contributed surplus	96	—	96	96	—	96
Retained earnings	5,483	(203)	5,280	9,017	436	9,453
AOCI
Foreign currency translation adjustments	(357)	(211)	(568)	(1,087)	(100)	(1,187)
Unrealized losses on AFS securities	(102)	3	(99)	(66)	(5)	(71)
Net gains on cash flow hedges	17	—	17	61	—	61
Unrecognized pension and post-retirement obligations	—	(468)	(468)	—	(444)	(444)

	$353,930	$(4,355)	$349,575	$342,178	$(1,452)	$340,726

(1)	Prior period balances have been restated to conform to the current year presentation.

CIBC Annual Accountability Report 2008	149

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2008	2007(4)	2006(4)

Net (loss) income as reported	$(2,060)	$3,296	$2,646

Net interest income
Reclassification of certain trading financial assets	$(25)	$—	$—
Joint ventures	(63)	(66)	(53)
Preferred share liabilities	31	31	31
Non-interest income
Leverage loans held for sale	(260)	—	—
Joint ventures	(95)	(82)	(84)
Trading revenue	(850)	215	—
FVO revenue	249	(156)	—
Capital repatriation	(47)	—	(23)
Derivative instruments and hedging activities	(7)	239	11
Equity accounting	(15)	(1)	36
Valuation adjustments	(16)	(10)	(2)
Insurance reserves and deferred acquisition costs	(15)	(15)	(31)
Other	—	—	2
Non-interest expenses
Joint ventures	115	109	106
Employee future benefits	5	40	(27)
Stock-based compensation	(141)	92	260
Adjustment related to the application of the effective interest rate method(1)	—	50	—
Net change in income taxes due to the above noted items	529	(117)	(27)
Change in accounting policy, net of income taxes(2)	—	—	36

	(605)	329	235

Net (loss) income based on U.S. GAAP	(2,665)	3,625	2,881
Preferred share dividends and premiums	(150)	(202)	(163)

Net (loss) income applicable to common shareholders	$(2,815)	$3,423	$2,718

Weighted-average basic shares outstanding (thousands)	370,229	336,092	335,135
Add: stock options potentially exercisable(3)	1,594	3,591	3,709

Weighted-average diluted shares outstanding (thousands)	371,823	339,683	338,844

Basic EPS	$(7.60)	$10.18	$8.11
Diluted EPS	$(7.60)	$10.08	$8.02

(1)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 151 for details.

(2)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment”.

(3)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 31% of the awards will be exercised for shares (2007: 70%; 2006: 73%).

(4)	Prior period balances have been restated to conform to the current year presentation.
Consolidated Statement of Comprehensive (Loss) Income

$ millions, for the year ended October 31	2008	2007	2006

Net income based on U.S. GAAP	$(2,665)	$3,625	$2,881

OCI, net of tax
Foreign currency translation adjustments	619	(667)	(119)
Net change in AFS securities(1)	(28)	(42)	26
Net change in cash flow hedges	(44)	(96)	(25)
Change in additional pension obligation	—	—	(4)
Change in unrecognized pension and post-retirement obligations	(24)	—	—

Total OCI	523	(805)	(122)

Comprehensive (loss) income	$(2,142)	$2,820	$2,759

(1)	Net of reclassification adjustments for net realized gains (losses) (including other-than-temporary impairments) included in net income of $(5) million (2007: $79 million; 2006: $14 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2008	2007	2006

Foreign currency translation adjustments	$810	$(1,139)	$(295)
Net change in AFS securities	(68)	11	(13)
Net change in cash flow hedges	23	52	14
Change in additional pension obligation	—	—	2
Change in unrecognized pension and post-retirement obligations	(39)	—	—

	$726	$(1,076)	$(292)

150	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Derivative instruments and hedging activities
The Canadian GAAP derivative and hedge accounting standards became substantially harmonized with U.S. GAAP upon the adoption of the Canadian GAAP financial instrument standards on November 1, 2006. However, U.S. GAAP reported earnings may continue to exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We continue to elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP continues to permit the use of cash instruments for certain foreign currency hedges, which are disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Prior to November 1, 2006, there were additional differences in the accounting for derivatives that qualify for hedge accounting purposes as only U.S. GAAP had prescribed requirements for the accounting for fair value and cash flow hedges, including the requirement that all derivatives in an effective accounting hedge be carried at fair value. In addition, only U.S. GAAP required that all derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments be recognized at fair value in the consolidated financial statements. Under Canadian GAAP prior to November 1, 2006, only embedded derivatives within equity-linked deposit contracts were carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings.
Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin (SAB) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on SAB 108, an immaterial adjustment has been recognized to increase fiscal 2007 earnings by $50 million ($36 million after tax) related to the application of the effective interest rate method.
Fair value option
Canadian GAAP provides an entity with the option to designate certain instruments on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. As U.S. GAAP will not provide for the concept of a fair value option until we adopt SFAS 159, “The Fair Value Option for Financial Assets and Liabilities” in 2009 (see discussion below under “Future U.S. accounting policy changes” section), instruments to which we have applied the fair value option under Canadian GAAP receive different classification under U.S. GAAP. Certain securities to which we apply the fair value option under Canadian GAAP are classified as trading securities under U.S. GAAP. Certain traded loans under U.S. GAAP are also carried at fair value in Canadian GAAP under the fair value option. Other instruments to which we have applied the fair value option under Canadian GAAP, such as certain deposit liabilities, are not currently at fair value under U.S. GAAP.
AFS securities
Under Canadian GAAP, prior to the implementation of the new financial instrument standards on November 1, 2006, investment securities were carried at cost or amortized cost. U.S. GAAP required these securities to be classified as either HTM or AFS securities. Since November 1, 2006, accounting for AFS securities is consistent under both GAAPs.
Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for “Employee Future Benefits” under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     On October 31, 2007, we adopted the recognition requirements of SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement benefit plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end consolidated balance sheet. This measurement requirement is effective for us in fiscal 2009.

CIBC Annual Accountability Report 2008	151

Notes to the Consolidated Financial Statements
     As a result of the prospective adoption of the recognition requirement under SFAS 158, other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million) as at October 31, 2007. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2009 is $3 million.
Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 ((revised 2004), “Share-based Payment” 123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R in 2006, forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans”, continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the “Foreign currency translation adjustments” component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accounting for the capital repatriations under U.S. GAAP resulted in a decrease in non-interest income by $47 million (2007: nil), and a decrease in the tax expense by $159 million (2007: $22 million) this year. This also reduced the “Foreign currency translation adjustments” component within AOCI by $212 million (2007: $100 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used. Under U.S. GAAP, certain tax benefits associated with dividends on preferred shares classified as equity must be included in income tax expenses as opposed to being included directly in equity under Canadian GAAP.
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted for U.S. GAAP purposes, FASB Interpretation — 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 (FIN-48). FIN-48 clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The adoption of FIN-48 had no impact on our consolidated financial statements and on our opening retained earnings as at November 1, 2007.
Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.

152	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Joint ventures
Our investments in joint ventures other than variable interest entities are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to other-than-temporary impairment.
Reclassification of certain trading financial assets
Effective August 1, 2008, certain trading financial assets, for which no active trading market existed in 2008 and which management intends to hold to maturity or for the foreseeable future, have been reclassified as HTM and AFS under Canadian GAAP. The difference between the new amortized cost and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method. Refer to Note 4 for additional details. Under Canadian GAAP, the reclassifications were made at fair value as at August 1, 2008. Under U.S. GAAP, the reclassifications were made under rare circumstances at fair value as at October 31, 2008. Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax mark-to-market losses on the reclassified trading assets of $612 million ($439 million after-tax) have been included in the consolidated U.S. GAAP earnings for the year. In addition, pre-tax interest accretion income of $25 million ($18 million after tax) included in Canadian GAAP earnings (subsequent to the reclassification) is reversed to arrive at U.S. GAAP earnings for the year.
Accounting changes
Effective November 1, 2007, we adopted FASB Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The staff position requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method. As a result of the coterminous adoption of CICA EIC Abstract 46, “Leveraged Leases”, no incremental adjustment was required to our U.S. GAAP reconciliation.
Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which offers enhanced guidance for determining fair values to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profit on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivatives. SFAS 157 is effective beginning November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”, which provides an entity the option to report selected financial assets and liabilities at fair value. Under this standard, entities may irrevocably elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. SFAS 159 is effective beginning November 1, 2008.
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1), which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 must be applied consistently and is effective November 1, 2008.
Income tax benefits of dividends on share-based payment awards
Emerging Issues Task Force Issue 06-11, “Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards” (EITF 06-11), applies to the accounting for realized tax benefits on dividend payments related to certain share-based payment arrangements which can be treated as a deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under SFAS 123-R. Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. EITF 06-11 will apply to us effective November 1, 2008.
Business combinations
In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (FAS 141(R)), which replaces Statement No. 141, “Business Combinations” (FAS 141). FAS 141(R), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FAS 141(R) retains the fundamental requirement in FAS 141; being the requirement to use

CIBC Annual Accountability Report 2008	153

Notes to the Consolidated Financial Statements
the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes in FAS 141(R) are as follows:
•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
•	liabilities related to contingent consideration to be remeasured at fair value at the acquisition date and each subsequent reporting period;

•	an acquirer expense acquisition-related and restructuring costs; and
•	non-controlling interest in subsidiaries are initially to be measured at fair value and classified as a separate component of equity.
Accounting for non-controlling interests
In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. Effective November 1, 2009, this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and
•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
In addition, effective November 1, 2009, this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and
•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
Derivatives and hedging activities
In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (FAS 161). FAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. FAS 161 will be effective for us on February 1, 2009.

154	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 30 Future Canadian Accounting Policy Changes
Goodwill and intangible assets
In November 2007, the AcSB issued CICA 3064, “Goodwill and Other Intangible Assets”, which replaces CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. CICA 3064 provides guidance on the definition of intangible assets and addresses when an internally developed intangible asset meets the criteria for recognition. The guidance reinforces the principle that assets can only be recognized in accordance with the definition of an asset and the criteria for asset recognition. The AcSB also revised CICA 1000, “Financial Statement Concepts” and AcG 11, “Enterprises in the Development Stage” in order to provide consistency with CICA 3064. Furthermore, EIC 27, “Revenues and Expenditures during the Pre-operating Period” will no longer apply to entities that have adopted CICA 3064.
     CICA 3064 is effective beginning November 1, 2008. The addition of this standard is not expected to have a significant impact on our consolidated financial position and results of operations.
Earnings per share
In October 2008, the AcSB issued an Exposure Draft, “Simplifying Earnings per Share”, and proposed to replace CICA 3500, “Earnings per Share”, with a new standard that would conform to IAS 33, “Earnings per Share”, including amendments recently proposed by the International Accounting Standards Board (IASB). The Exposure Draft provides a number of changes in the calculation of the denominator of EPS, such as including participating instruments in basic EPS, excluding instruments that are fair valued in diluted EPS and using end-of-period market price under treasury stock method for diluted EPS. We are currently in the process of assessing the Exposure Draft’s impact on our EPS. The AcSB intends that the proposed new standard on EPS will become effective in Canada at the same time as required by the IASB. It is expected that the IASB will issue a final standard in 2009.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011, with comparatives for the year commencing November 1, 2010.
     CIBC has initiated an IFRS transition project. At this point, it is too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS.

CIBC Annual Accountability Report 2008	155

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2008

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	$286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	113
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	60
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,748
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	389
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	50
CIBC Australia Limited	Sydney, New South Wales, Australia	17

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

156	CIBC Annual Accountability Report 2008

Supplementary Annual Financial Information
     Average Balance Sheet, Net Interest Income and Margin

		Average balance				Interest		Average rate
	Unaudited, $ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

	Domestic assets(1)
	Cash and deposits with banks	$2,708	$2,254	$2,022	$174	$94	$26	6.43%	4.17%	1.29%
Securities	Trading	26,664	35,926	33,822	692	1,075	1,059	2.60	2.99	3.13
	AFS/Investment	6,321	8,786	11,731	269	541	482	4.26	6.16	4.11
	FVO	16,780	5,749	n/a	615	19	n/a	3.67	0.33	n/a
	Securities borrowed or purchased under resale agreements	21,999	22,883	14,935	727	1,010	579	3.30	4.41	3.88

Loans	Residential mortgages	88,667	84,658	78,054	3,957	4,287	3,902	4.46	5.06	5.00
	Personal and credit card	38,587	34,891	33,388	2,871	2,751	2,555	7.44	7.88	7.65
	Business and government	21,668	21,139	21,476	1,308	1,457	1,450	6.04	6.89	6.75

	Total loans	148,922	140,688	132,918	8,136	8,495	7,907	5.46	6.04	5.95

	Other interest-bearing assets	758	511	410	111	86	67	14.64	16.83	16.34
	Derivative instruments	9,141	6,998	8,574	—	—	—	—	—	—
	Customers’ liability under acceptances	8,607	7,601	6,088	—	—	—	—	—	—
	Other non-interest-bearing assets	14,645	9,282	8,995	—	—	—	—	—	—

	Total domestic assets	256,545	240,678	219,495	10,724	11,320	10,120	4.18	4.70	4.61

	Foreign assets(1)
	Cash and deposits with banks	12,514	13,634	9,722	464	713	404	3.71	5.23	4.16
Securities	Trading	24,504	28,040	26,103	825	1,072	863	3.37	3.82	3.31
	AFS/Investment	3,972	7,699	7,552	148	318	341	3.73	4.13	4.52
	FVO	658	850	n/a	40	80	n/a	6.08	9.41	n/a
	HTM	1,719	—	n/a	93	—	n/a	5.41	—	n/a
	Securities borrowed or purchased under resale agreements	10,985	7,739	5,981	808	1,121	989	7.36	14.49	16.54

Loans	Residential mortgages	2,076	1,712	8	154	206	—	7.42	12.03	—
	Personal and credit card	1,212	1,181	527	98	103	22	8.09	8.72	4.17
	Business and government	12,254	11,007	7,547	802	828	484	6.54	7.52	6.41

	Total loans	15,542	13,900	8,082	1,054	1,137	506	6.78	8.18	6.26

	Other interest-bearing assets	432	387	407	7	20	46	1.62	5.17	11.30
	Derivative instruments	13,595	10,488	9,845	—	—	—	—	—	—
	Customers’ liability under acceptances	2	1	—	—	—	—	—	—	—
	Other non-interest-bearing assets	4,397	5,104	4,090	—	—	—	—	—	—

	Total foreign assets	88,320	87,842	71,782	3,439	4,461	3,149	3.89	5.08	4.39

	Total assets	$344,865	$328,520	$291,277	$14,163	$15,781	$13,269	4.11%	4.80%	4.56%

	Domestic liabilities(1)
Deposits	Personal	$89,378	$83,108	$75,351	$2,334	$2,059	$1,555	2.61%	2.48%	2.06%
	Business and government	82,590	74,615	67,015	2,571	2,836	2,107	3.11	3.80	3.14
	Bank	1,652	1,329	793	27	26	22	1.63	1.96	2.77

	Total deposits	173,620	159,052	143,159	4,932	4,921	3,684	2.84	3.09	2.57
	Derivative instruments	9,679	6,984	8,411	—	—	—	—	—	—
	Acceptances	8,609	7,602	6,088	—	—	—	—	—	—
	Obligations related to securities sold short	7,740	10,190	11,383	252	414	444	3.26	4.06	3.90
	Obligations related to securities lent or sold under repurchase agreements	18,459	19,264	14,194	444	970	569	2.41	5.04	4.01
	Other liabilities	10,121	10,120	10,246	26	15	127	0.26	0.15	1.24
	Subordinated indebtedness	5,042	4,993	4,822	227	238	261	4.50	4.77	5.41
	Preferred share liabilities	600	600	600	31	31	31	5.17	5.17	5.17
	Non-controlling interests	—	—	12	—	—	—	—	—	—

	Total domestic liabilities	233,870	218,805	198,915	5,912	6,589	5,116	2.53	3.01	2.57

	Foreign liabilities(1)
Deposits	Personal	6,294	5,765	2,171	183	220	77	2.91	3.82	3.55
	Business and government	42,708	45,267	40,738	1,241	2,300	1,911	2.91	5.08	4.69
	Bank	14,344	13,250	11,211	497	609	433	3.46	4.60	3.86

	Total deposits	63,346	64,282	54,120	1,921	3,129	2,421	3.03	4.87	4.47
	Derivative instruments	14,395	10,468	9,657	—	—	—	—	—	—
	Acceptances	2	1	—	—	—	—	—	—	—
	Obligations related to securities sold short	2,161	3,631	3,996	36	100	97	1.67	2.75	2.43
	Obligations related to securities lent or sold under repurchase agreements	12,115	12,869	8,432	981	1,253	1,100	8.10	9.74	13.05
	Other liabilities	4,323	3,884	3,661	62	86	61	1.43	2.21	1.67
	Subordinated indebtedness	856	908	693	44	66	39	5.14	7.27	5.63
	Non-controlling interests	162	142	407	—	—	—	—	—	—

	Total foreign liabilities	97,360	96,185	80,966	3,044	4,634	3,718	3.13	4.82	4.59

	Total liabilities	331,230	314,990	279,881	8,956	11,223	8,834	2.70	3.56	3.16
	Shareholders’ equity	13,635	13,530	11,396	—	—	—	—	—	—

	Total liabilities and shareholders’ equity	$344,865	$328,520	$291,277	$8,956	$11,223	$8,834	2.60%	3.42%	3.03%

	Net interest income and margin				$5,207	$4,558	$4,435	1.51%	1.39%	1.52%

	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$21,795	$21,453	$20,960
	Foreign	$2,832	$2,818	$988

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

n/a	Not applicable. See Note 1 to the consolidated financial statements for additional details.

CIBC Annual Accountability Report 2008	157

Supplementary Annual Financial Information
     Volume/Rate Analysis of Changes in Net Interest Income

Unaudited, $ millions		2008/2007			2007/2006
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
		balance	rate	Total	balance	rate	Total

Domestic assets(1)
Cash and deposits with banks		$19	$61	$80	$3	$65	$68
Securities	Trading	(277)	(106)	(383)	66	(50)	16
	AFS/Investment	(152)	(120)	(272)	(121)	180	59
	FVO	36	560	596	—	19	19
Securities borrowed or purchased under resale agreements		(39)	(244)	(283)	308	123	431

Loans	Residential mortgages	203	(533)	(330)	330	55	385
	Personal and credit card	291	(171)	120	115	81	196
	Business and government	36	(185)	(149)	(23)	30	7

Total loans		530	(889)	(359)	422	166	588
Other interest-bearing assets		42	(17)	25	17	2	19

Change in domestic interest income		159	(755)	(596)	695	505	1,200

Foreign assets(1)
Cash and deposits with banks		(59)	(190)	(249)	163	146	309
Securities	Trading	(135)	(112)	(247)	64	145	209
	AFS/lnvestment	(154)	(16)	(170)	7	(30)	(23)
	FVO	(18)	(22)	(40)	—	80	80
	HTM	—	93	93	—	—	—
Securities borrowed or purchased under resale agreements		470	(783)	(313)	291	(159)	132

Loans	Residential mortgages	44	(96)	(52)	—	206	206
	Personal and credit card	3	(8)	(5)	27	54	81
	Business and government	94	(120)	(26)	222	122	344

Total loans		141	(224)	(83)	249	382	631
Other interest-bearing assets		2	(15)	(13)	(2)	(24)	(26)

Change in foreign interest income		247	(1,269)	(1,022)	772	540	1,312

Total change in interest income		$406	$(2,024)	$(1,618)	$1,467	$1,045	$2,512

Domestic liabilities(1)
Deposits	Personal	$155	$120	$275	$160	$344	$504
	Business and government	303	(568)	(265)	239	490	729
	Bank	6	(5)	1	15	(11)	4

Total deposits		464	(453)	11	414	823	1,237
Obligations related to securities sold short		(100)	(62)	(162)	(47)	17	(30)
Obligations related to securities lent or sold under repurchase agreements		(41)	(485)	(526)	203	198	401
Other liabilities		—	11	11	(2)	(110)	(112)
Subordinated indebtedness		2	(13)	(11)	9	(32)	(23)

Change in domestic interest expense		325	(1,002)	(677)	577	896	1,473

Foreign liabilities(1)
Deposits	Personal	20	(57)	(37)	127	16	143
	Business and government	(130)	(929)	(1,059)	212	177	389
	Bank	50	(162)	(112)	79	97	176

Total deposits		(60)	(1,148)	(1,208)	418	290	708
Obligations related to securities sold short		(40)	(24)	(64)	(9)	12	3
Obligations related to securities lent or sold under repurchase agreements		(73)	(199)	(272)	579	(426)	153
Other liabilities		10	(34)	(24)	4	21	25
Subordinated indebtedness		(4)	(18)	(22)	12	15	27

Change in foreign interest expense		(167)	(1,423)	(1,590)	1,004	(88)	916

Total change in interest expense		$158	$(2,425)	$(2,267)	$1,581	$808	$2,389

Change in total net interest income		$248	$401	$649	$(114)	$237	$123

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

158	CIBC Annual Accountability Report 2008

Supplementary Annual Financial Information
     Analysis of Net Loans and Acceptances

	Canada(1)								U.S.(1)
Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Residential mortgages	$88,185	$89,772	$81,326	$77,172	$72,543	$1	$3	$4	$7	$10
Student	858	1,060	1,284	1,575	2,089	—	—	—	—	—
Personal	29,648	26,640	25,731	25,545	23,145	215	155	252	298	283
Credit card	10,329	8,737	7,027	6,429	8,098	25	23	19	19	249

Total consumer loans	129,020	126,209	115,368	110,721	105,875	241	181	275	324	542

Non-residential mortgages	5,790	4,892	5,018	5,300	5,025	77	531	1,822	1,404	—
Financial institutions	4,107	2,757	1,901	1,498	1,829	1,045	310	307	403	620
Retail	2,261	2,088	2,044	2,092	2,229	193	266	121	166	96
Business services	2,951	3,106	3,277	3,501	3,397	558	365	263	503	280
Manufacturing, capital goods	860	829	957	948	1,201	296	250	142	310	240
Manufacturing, consumer goods	951	1,123	1,102	1,420	1,512	90	195	143	209	294
Real estate and construction	2,975	2,602	2,494	2,569	2,358	2,138	999	906	708	1,809
Agriculture	3,058	2,890	2,911	3,409	4,085	—	10	6	8	35
Oil and gas	3,605	3,851	3,100	2,197	2,067	58	114	103	112	128
Mining	1,763	513	215	147	134	39	11	5	8	25
Forest products	340	474	476	456	346	93	94	58	36	10
Hardware and software	190	238	257	216	290	140	169	57	37	90
Telecommunications and cable	565	507	419	338	305	107	112	119	398	123
Publishing, printing and broadcasting	580	523	703	551	285	59	100	12	29	85
Transportation	627	616	633	584	643	460	623	489	499	472
Utilities	862	258	277	305	323	162	179	79	86	99
Education, health and social services	1,296	1,222	1,214	1,276	1,334	119	83	70	432	62
Governments	856	824	901	691	758	—	—	—	12	11
General allowance allocated to business and government loans	(282)	(279)	(260)	(298)	(346)	(42)	(54)	(101)	(159)	(125)

Total business and government loans including acceptances	33,355	29,034	27,639	27,200	27,775	5,592	4,357	4,601	5,201	4,354

Total net loans and acceptances	$162,375	$155,243	$143,007	$137,921	$133,650	$5,833	$4,538	$4,876	$5,525	$4,896

(1)	Classification by country is based on domicile of debtor or customer.
     Summary of Allowance for Credit Losses

Unaudited, $ millions, as at or for the year ended October 31	2008	2007	2006	2005	2004

Balance at beginning of year	$1,443	$1,444	$1,638	$1,828	$1,956
Provision for credit losses	773	603	548	706	628
Write-offs
Domestic
Residential mortgages	4	5	12	7	3
Student	11	13	27	40	77
Personal and credit card	681	673	648	698	662
Other business and government	113	131	156	171	157
Foreign
Residential mortgages	—	2	—	—	—
Personal and credit card	6	22	—	1	12
Other business and government	35	15	23	84	49

Total write-offs	850	861	866	1,001	960

Recoveries
Domestic
Student	1	2	3	5	18
Personal and credit card	87	77	65	78	88
Other business and government	13	19	14	19	20
Foreign
Personal and credit card	5	2	—	—	—
Other business and government	8	47	36	22	89

Total recoveries	114	147	118	124	215

Net write-offs	736	714	748	877	745

Foreign exchange and other adjustments	43	110	6	(19)	(11)

Balance at end of year	$1,523	$1,443	$1,444	$1,638	$1,828

Comprised of:
Loans	$1,446	$1,443	$1,442	$1,636	$1,825
Letters of credit	—	—	2	2	2
Undrawn credit facilities	77	—	—	—	—
Loans substitute securities	—	—	—	—	1

Ratio of net write-offs during year to average loans outstanding during year	0.45%	0.46%	0.53%	0.63%	0.55%

CIBC Annual Accountability Report 2008	159

Supplementary Annual Financial Information
     Analysis of Net Loans and Acceptances (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Residential mortgages	$2,463	$1,848	$3	$—	$—	$90,649	$91,623	$81,333	$77,179	$72,553
Student	1	1	—	—	—	859	1,061	1,284	1,575	2,089
Personal	909	782	160	169	272	30,772	27,577	26,143	26,012	23,700
Credit card	126	102	—	—	—	10,480	8,862	7,046	6,448	8,347

Total consumer loans	3,499	2,733	163	169	272	132,760	129,123	115,806	111,214	106,689

Non-residential mortgages	519	343	—	—	5	6,386	5,766	6,840	6,704	5,030
Financial institutions	1,245	1,498	1,570	1,173	1,198	6,397	4,565	3,778	3,074	3,647
Retail	775	726	164	91	38	3,229	3,080	2,329	2,349	2,363
Business services	1,796	1,441	281	298	403	5,305	4,912	3,821	4,302	4,080
Manufacturing, capital goods	73	105	177	779	369	1,229	1,184	1,276	2,037	1,810
Manufacturing, consumer goods	368	375	110	47	58	1,409	1,693	1,355	1,676	1,864
Real estate and construction	640	250	23	26	7	5,753	3,851	3,423	3,303	4,174
Agriculture	146	118	—	—	—	3,204	3,018	2,917	3,417	4,120
Oil and gas	—	—	12	27	70	3,663	3,965	3,215	2,336	2,265
Mining	1,149	1,319	39	26	66	2,951	1,843	259	181	225
Forest products	28	73	98	73	76	461	641	632	565	432
Hardware and software	243	169	41	20	28	573	576	355	273	408
Telecommunications and cable	213	465	383	285	309	885	1,084	921	1,021	737
Publishing, printing and broadcasting	10	133	336	44	26	649	756	1,051	624	396
Transportation	375	401	469	289	678	1,462	1,640	1,591	1,372	1,793
Utilities	248	264	152	153	171	1,272	701	508	544	593
Education, health and social services	—	52	60	—	—	1,415	1,357	1,344	1,708	1,396
Governments	822	473	—	—	—	1,678	1,297	901	703	769
General allowance allocated to business and government loans	(34)	(41)	(45)	(44)	(38)	(358)	(374)	(406)	(501)	(509)

Total business and government loans including acceptances	8,616	8,164	3,870	3,287	3,464	47,563	41,555	36,110	35,688	35,593

Total net loans and acceptances	$12,115	$10,897	$4,033	$3,456	$3,736	$180,323	$170,678	$151,916	$146,902	$142,282

(1)	Classification by country is based on domicile of debtor or customer.
     Allowances for Credit Losses as a Percentage of Each Loan Category

	Allowance for credit losses						Allowance as a % of each loan category(1)
Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Domestic
Residential mortgages	$15	$19	$25	$37	$39	0.02%	0.02%	0.03%	0.05%	0.05%
Personal and credit card	797	795	827	812	843	1.91	2.14	2.37	2.36	2.47
Other business and government	403	412	432	534	608	1.62	1.92	1.98	2.36	2.58

Total domestic	1,215	1,226	1,284	1,383	1,490	0.79	0.83	0.93	1.03	1.14

Foreign
Residential mortgages	31	22	—	—	—	1.24	1.17	—	—	—
Personal and credit card	45	39	5	6	21	3.41	3.54	1.15	1.22	2.55
Other business and government	155	156	153	247	314	1.08	1.23	1.77	2.83	3.86

Total foreign	231	217	158	253	335	1.27	1.39	1.74	2.74	3.74

Total allowance	$1,446	$1 ,443	$1,442	$1 ,636	$1,825	0.84%	0.88%	0.98%	1.14%	1.31%

(1)	Percentage is calculated on loan portfolio excluding acceptances.
     Net Loans and Acceptances by Geographic Location(1)

Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004

Canada
Atlantic provinces	$8,954	$8,836	$8,213	$7,934	$8,168
Quebec	12,679	12,041	11,376	12,295	11,601
Ontario	75,947	74,284	70,441	68,753	66,293
Prairie provinces	7,141	6,273	5,897	5,981	6,079
Alberta, Northwest Territories and Nunavut	28,141	26,650	22,813	20,184	19,780
British Columbia and Yukon	30,241	27,936	25,016	23,540	22,581
General allowance allocated to Canada	(728)	(777)	(749)	(766)	(852)

Total Canada	162,375	155,243	143,007	137,921	133,650

United States	5,833	4,538	4,876	5,525	4,896

Other countries	12,115	10,897	4,033	3,456	3,736

Total net loans and acceptances	$180,323	$170,678	$151,916	$146,902	$142,282

(1)	Classification by country is based on domicile of debtor or customer.

160	CIBC Annual Accountability Report 2008

Supplementary Annual Financial Information
     Impaired Loans before General Allowances

				Canada(1)		U.S.(1)
Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Gross impaired loans
Residential mortgages	$143	$119	$118	$141	$120	$—	$—	$—	$—	$—
Student	33	41	49	71	90	—	—	—	—	—
Personal	181	177	219	221	176	—	—	—	—	—

Total gross impaired consumer loans	357	337	386	433	386	—	—	—	—	—

Non-residential mortgages	4	3	4	6	10	—	—	—	—	—
Financial institutions	4	6	2	6	4	—	—	—	8	12
Service and retail industries	89	95	90	113	130	—	20	8	39	53
Manufacturing, consumer and capital goods	17	26	37	93	70	2	3	2	6	4
Real estate and construction	8	19	14	17	28	2	—	—	—	—
Agriculture	20	33	60	150	155	—	—	—	—	—
Resource-based industries	20	4	2	5	10	—	—	—	2	2
Telecommunications, media and technology	3	6	7	13	9	2	1	2	2	2
Transportation	3	5	5	12	9	—	—	—	—	1
Utilities	—	—	—	—	—	—	—	—	—	—
Other	2	4	6	6	7	—	—	—	—	1

Total gross impaired - business and government loans	170	201	227	421	432	6	24	12	57	75

Total gross impaired loans	527	538	613	854	818	6	24	12	57	75
Other past due loans(2)	366	60	45	54	54	5	—	—	—	1

Total gross impaired and other past due loans	$893	$598	$658	$908	$872	$11	$24	$12	$57	$76

Allowance for credit losses
Residential mortgages	$9	$11	$13	$18	$17	$—	$—	$—	$—	$—
Student	11	16	22	36	71	—	—	—	—	—
Credit card	188	122	105	101	122	—	—	—	—	11
Personal	158	167	223	226	166	—	—	—	—	—

Total allowance — consumer loans(3)	366	316	363	381	376	—	—	—	—	11

Non-residential mortgages	1	1	1	3	6	—	—	—	—	—
Financial institutions	1	1	2	6	4	—	—	—	6	7
Service and retail industries	74	66	74	78	86	—	14	3	21	25
Manufacturing, consumer and capital goods	11	17	33	51	40	1	3	1	3	4
Real estate and construction	8	13	9	9	14	2	—	—	—	—
Agriculture	10	18	36	68	85	—	—	—	—	—
Resource-based industries	7	3	2	3	8	—	—	—	—	1
Telecommunications, media and technology	3	6	6	6	8	1	—	—	—	—
Transportation	4	5	5	8	7	—	—	—	—	1
Utilities	—	—	—	—	—	—	—	—	—	—
Other	2	3	4	4	5	—	—	—	—	—

Total allowance - business and government loans	121	133	172	236	263	4	17	4	30	38

Total allowance	$487	$449	$535	$617	$639	$4	$17	$4	$30	$49

Net impaired loans
Residential mortgages	$134	$108	$105	$123	$103	$—	$—	$—	$—	$—
Student	22	25	27	35	19	—	—	—	—	—
Credit card	(188)	(122)	(105)	(101)	(122)	—	—	—	—	(11)
Personal	23	10	(4)	(5)	10	—	—	—	—	—

Total net impaired consumer loans(3)	(9)	21	23	52	10	—	—	—	—	(11)

Non-residential mortgages	3	2	3	3	4	—	—	—	—	—
Financial institutions	3	5	—	—	—	—	—	—	2	5
Service and retail industries	15	29	16	35	44	—	6	5	18	28
Manufacturing, consumer and capital goods	6	9	4	42	30	1	—	1	3	—
Real estate and construction	—	6	5	8	14	—	—	—	—	—
Agriculture	10	15	24	82	70	—	—	—	—	—
Resource-based industries	13	1	—	2	2	—	—	—	2	1
Telecommunications, media and technology	—	—	1	7	1	1	1	2	2	2
Transportation	(1)	—	—	4	2	—	—	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	—	1	2	2	2	—	—	—	—	1

Total net impaired - business and government loans	49	68	55	185	169	2	7	8	27	37

Total net impaired loans	$40	$89	$78	$237	$179	$2	$7	$8	$27	$26

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

CIBC Annual Accountability Report 2008	161

Supplementary Annual Financial Information
     Impaired Loans before General Allowances (continued)

					Other(1)					Total
Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Gross impaired loans
Residential mortgages	$144	$100	$—	$—	$—	$287	$219	$118	$141	$120
Student	—	—	—	—	—	33	41	49	71	90
Personal	83	56	—	—	—	264	233	219	221	176

Total gross impaired consumer loans	227	156	—	—	—	584	493	386	433	386

Non-residential mortgages	28	34	—	—	—	32	37	4	6	10
Financial institutions	—	—	—	23	113	4	6	2	37	129
Service and retail industries	195	110	3	11	73	284	225	101	163	256
Manufacturing, consumer and capital goods	—	—	2	3	—	19	29	41	102	74
Real estate and construction	—	—	—	—	—	10	19	14	17	28
Agriculture	—	—	—	1	2	20	33	60	151	157
Resource-based industries	—	—	—	—	—	20	4	2	7	12
Telecommunications, media and technology	—	—	—	—	22	5	7	9	15	33
Transportation	—	1	—	—	—	3	6	5	12	10
Utilities	—	—	—	—	6	—	—	—	—	6
Other	—	—	—	—	—	2	4	6	6	8

Total gross impaired - business and government loans	223	145	5	38	216	399	370	244	516	723

Total gross impaired loans	450	301	5	38	216	983	863	630	949	1,109
Other past due loans(2)	3	—	—	—	—	374	60	45	54	55

Total gross impaired and other past due loans	$453	$301	$5	$38	$216	$1,357	$923	$675	$1,003	$1,164

Allowance for credit losses
Residential mortgages	$27	$19	$—	$—	$—	$36	$30	$13	$18	$17
Student	—	—	—	—	—	11	16	22	36	71
Credit card	—	—	—	—	—	188	122	105	101	133
Personal	38	24	—	—	—	196	191	223	226	166

Total allowance — consumer loans(3)	65	43	—	—	—	431	359	363	381	387

Non-residential mortgages	4	3	—	—	—	5	4	1	3	6
Financial institutions	—	—	—	3	56	1	1	2	15	67
Service and retail industries	71	40	3	9	42	145	120	80	108	153
Manufacturing, consumer and capital goods	—	—	—	1	—	12	20	34	55	44
Real estate and construction	—	—	—	—	—	10	13	9	9	14
Agriculture	—	—	—	1	2	10	18	36	69	87
Resource-based industries	—	—	—	—	—	7	3	2	3	9
Telecommunications, media and technology	—	—	—	—	9	4	6	6	6	17
Transportation	—	1	—	—	—	4	6	5	8	8
Utilities	—	—	—	—	4	—	—	—	—	4
Other	—	—	—	—	—	2	3	4	4	5

Total allowance - business and government loans	75	44	3	14	113	200	194	179	280	414

Total allowance	$140	$87	$3	$14	$113	$631	$553	$542	$661	$801

Net impaired loans
Residential mortgages	$117	$81	$—	$—	$—	$251	$189	$105	$123	$103
Student	—	—	—	—	—	22	25	27	35	19
Credit card	—	—	—	—	—	(188)	(122)	(105)	(101)	(133)
Personal	45	32	—	—	—	68	42	(4)	(5)	10

Total net impaired consumer loans(3)	162	113	—	—	—	153	134	23	52	(1)

Non-residential mortgages	24	31	—	—	—	27	33	3	3	4
Financial institutions	—	—	—	20	57	3	5	—	22	62
Service and retail industries	124	70	—	2	31	139	105	21	55	103
Manufacturing, consumer and capital goods	—	—	2	2	—	7	9	7	47	30
Real estate and construction	—	—	—	—	—	—	6	5	8	14
Agriculture	—	—	—	—	—	10	15	24	82	70
Resource-based industries	—	—	—	—	—	13	1	—	4	3
Telecommunications, media and technology	—	—	—	—	13	1	1	3	9	16
Transportation	—	—	—	—	—	(1)	—	—	4	2
Utilities	—	—	—	—	2	—	—	—	—	2
Other	—	—	—	—	—	—	1	2	2	3

Total net impaired - business and government loans	148	101	2	24	103	199	176	65	236	309

Total net impaired loans	$310	$214	$2	$24	$103	$352	$310	$88	$288	$308

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

162	CIBC Annual Accountability Report 2008

Supplementary Annual Financial Information
     Deposits

	Average balance					Interest			Rate
Unaudited, $ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Deposits in domestic bank offices(1)
Payable on demand
Personal	$5,783	$5,252	$5,112	$6	$6	$7	0.10%	0.11%	0.14%
Business and government	22,337	21,086	19,235	358	448	322	1.60	2.12	1.67
Bank	1,140	892	901	14	15	10	1.23	1.68	1.11
Payable after notice
Personal	37,568	34,501	31,906	506	474	305	1.35	1.37	0.96
Business and government	6,825	6,532	6,539	182	222	188	2.67	3.40	2.88
Bank	4	6	1	—	—	—	—	—	—
Payable on a fixed date
Personal	47,659	45,016	39,953	1,867	1,637	1,292	3.92	3.64	3.23
Business and government	54,189	48,054	42,473	1,815	2,259	1,637	3.35	4.70	3.85
Bank	641	686	538	22	32	23	3.43	4.66	4.28

Total domestic	176,146	162,025	146,658	4,770	5,093	3,784	2.71	3.14	2.58

Deposits in foreign bank offices
Payable on demand
Personal	508	405	40	13	9	—	2.56	2.22	—
Business and government	2,611	2,406	420	9	15	4	0.34	0.62	0.95
Bank	347	364	32	3	2	1	0.86	0.55	3.13
Payable after notice
Personal	1,764	1,522	50	53	51	2	3.00	3.35	4.00
Business and government	410	337	30	3	5	—	0.73	1.48	—
Bank	—	—	4	—	—	—	—	—	—
Payable on a fixed date
Personal	2,390	2,177	461	72	102	26	3.01	4.69	5.64
Business and government	38,926	41,467	39,056	1,445	2,187	1,867	3.71	5.27	4.78
Bank	13,864	12,631	10,528	485	586	421	3.50	4.64	4.00

Total foreign	60,820	61,309	50,621	2,083	2,957	2,321	3.42	4.82	4.59

Total deposits	$236,966	$223,334	$197,279	$6,853	$8,050	$6,105	2.89%	3.60%	3.09%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.6 billion (2007: $3.8 billion; 2006: $3.8 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2008	2007	2006

Amounts outstanding at end of year
Obligations related to securities sold short	$6,924	$13,137	$13,788
Obligations related to securities lent or sold under repurchase agreements	38,023	28,944	30,433

Total short-term borrowings	$44,947	$42,081	$44,221

Obligations related to securities sold short
Average balance	$9,901	$13,821	$15,379
Maximum month-end balance	11,984	14,673	17,996
Average interest rate	2.91%	3.72%	3.52%
Obligations related to securities lent or sold under repurchase agreements
Average balance	30,574	32,133	22,626
Maximum month-end balance	38,023	34,044	30,433
Average interest rate	4.66%	6.92%	7.37%

Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2008	2007	2006

Audit fees(1)	$18.0	$15.1	$13.9
Audit related fees(2)	2.3	5.5	4.3
Tax fees(3)	0.4	0.5	0.4
Other	1.3	—	—

Total	$22.0	$21.1	$18.6

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

CIBC Annual Accountability Report 2008	163

Quarterly Review
     Condensed Consolidated Statement of Operations

					2008				2007
	Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Net interest income	$1,377	$1,327	$1,349	$1,154	$1,240	$1,180	$1,079	$1,059
	Non-interest income	827	578	(1,223)	(1,675)	1,706	1,799	1,971	2,032

	Total revenue	2,204	1,905	126	(521)	2,946	2,979	3,050	3,091
	Provision for credit losses	222	203	176	172	132	162	166	143
	Non-interest expenses	1,927	1,725	1,788	1,761	1,874	1,819	1,976	1,943

	Income (loss) before income taxes and non-controlling interests	55	(23)	(1,838)	(2,454)	940	998	908	1,005
	Income taxes (benefit) expense	(384)	(101)	(731)	(1,002)	45	157	91	231
	Non-controlling interests	3	7	4	4	11	6	10	4

Net income (loss)		436	71	(1,111)	(1,456)	884	835	807	770
	Dividend on preferred shares	29	30	30	30	30	36	35	38
	Premium on redemption of preferred shares classified as equity	—	—	—	—	—	16	—	16

	Net income (loss) applicable to common shares	$407	$41	$(1,141)	$(1,486)	$854	$783	$772	$716

Condensed Consolidated Balance Sheet

	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	2008 Q1	Q4	Q3	Q2	2007 Q1

Assets
	Cash and deposits with banks	$8,959	$12,446	$13,092	$18,193	$13,747	$16,943	$16,441	$17,692
	Securities	79,171	77,022	79,097	81,218	86,500	85,200	83,763	90,790
	Securities borrowed or purchased under resale agreements	35,596	25,513	33,170	35,625	34,020	35,084	30,916	23,968
Loans	Residential mortgages	90,695	89,870	92,703	90,572	91,664	90,582	87,075	83,338
	Personal and credit card	42,953	42,028	40,106	38,934	38,334	37,578	36,968	36,234
	Business and government	39,273	34,108	34,399	34,436	34,099	33,478	33,992	34,528
	Allowance for credit losses	(1,446)	(1,398)	(1,384)	(1,379)	(1,443)	(1,499)	(1,515)	(1,554)
	Derivative instruments	28,644	22,967	23,549	23,395	24,075	20,424	17,233	17,665
	Customers’ liability under acceptances	8,848	8,778	8,756	8,527	8,024	7,689	8,277	6,984
	Other assets	21,237	17,706	19,575	18,213	13,158	13,402	13,430	12,963

		$353,930	$329,040	$343,063	$347,734	$342,178	$338,881	$326,580	$322,608

	Liabilities and shareholders’ equity
Deposits	Personal	$99,477	$97,124	$95,955	$93,883	$91,772	$91,615	$90,490	$88,954
	Business and government	117,772	115,733	125,626	131,000	125,878	122,346	116,338	118,955
	Bank	15,703	15,744	16,622	15,093	14,022	16,247	14,341	15,716
	Derivative instruments	32,742	24,812	26,206	26,109	26,688	19,435	17,224	16,694
	Acceptances	8,848	8,778	8,756	8,527	8,249	7,689	8,277	6,984
	Obligations related to securities lent or sold short or under repurchase agreements	44,947	34,531	36,815	39,432	42,081	48,079	45,515	42,974
	Other liabilities	13,167	11,890	13,588	12,728	13,728	13,154	13,867	12,295
	Subordinated indebtedness	6,658	6,521	5,359	5,402	5,526	6,171	6,011	5,991
	Preferred share liabilities	600	600	600	600	600	600	600	600
	Non-controlling interests	185	163	159	157	145	156	161	278
	Shareholders’ equity	13,831	13,144	13,377	14,803	13,489	13,389	13,756	13,167

		$353,930	$329,040	$343,063	$347,734	$342,178	$338,881	$326,580	$322,608

Select Financial Measures

	Unaudited, as at or for the quarter	Q4	Q3	Q2	2008 Q1	Q4	Q3	Q2	2007 Q1

	Return on equity	14.8%	1.6%	(37.6)%	(52.9)%	30.3%	28.3%	28.9%	27.1%
	Return on average assets	0.51%	0.08%	(1.29)%	(1.68)%	1.03%	1.00%	1.02%	0.97%
	Average common shareholders’ equity ($ millions)	$10,896	$10,664	$12,328	$11,181	$11,191	$10,992	$10,964	$10,474
	Average assets ($ millions)	$342,621	$343,396	$349,005	$344,528	$340,236	$331,553	$326,088	$316,122
	Average assets to average common equity	31.4	32.2	28.3	30.8	30.4	30.2	29.7	30.2
	Tier 1 capital ratio	10.5%	9.8%	10.5%	11.4%	9.7%	9.7%	9.5%	9.6%
	Total capital ratio	15.4%	14.4%	14.4%	15.2%	13.9%	13.7%	14.1%	14.1%
	Net interest margin	1.60%	1.54%	1.57%	1.33%	1.45%	1.41%	1.36%	1.33%
Efficiency ratio		87.4%	90.5%	n/m	n/m	63.6%	61.1%	64.8%	62.9%

Common Share Information

	Unaudited, as at or for the quarter	Q4	Q3	Q2	2008 Q1	Q4	Q3	Q2	2007 Q1

	Average shares outstanding (thousands)	380,782	380,877	380,754	338,732	334,849	335,755	337,320	336,486
Per share	– basic earnings (loss)	$1.07	$0.11	$(3.00)	$(4.39)	$2.55	$2.33	$2.29	$2.13
	– diluted earnings (loss)(3)	1.06	0.11	(3.00)	(4.39)	2.53	2.31	2.27	2.11
	– dividends	0.87	0.87	0.87	0.87	0.87	0.77	0.77	0.70
	– book value(1)	29.40	28.40	29.01	32.76	33.31	33.05	32.67	31.85
Share price(2)	– high	65.11	76.75	74.17	99.81	103.30	106.75	104.00	102.00
	– low	49.00	49.56	56.94	64.70	87.00	92.37	97.70	88.96
	– close	54.66	61.98	74.17	73.25	102.00	92.50	97.70	100.88
	Price to earnings multiple (12-month trailing)	n/m	n/m	n/m	26.9	11.1	10.3	11.4	12.7
	Dividend payout ratio	81.6%	n/m	n/m	n/m	34.1%	33.0%	33.7%	32.9%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.
(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-diluted; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss over the 12-month trailing period.

164	CIBC Annual Accountability Report 2008

Ten-Year Statistical Review
     Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Net interest income	$5,207	$4,558	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313
Non-interest income	(1,493)	7,508	6,916	7,561	6,573	5,924	5,541	6,613	7,797	5,728

Total revenue	3,714	12,066	11,351	12,498	11,831	11,441	10,930	11,058	11,951	10,041
Provision for credit losses	773	603	548	706	628	1,143	1,500	1,100	1,220	750
Non-interest expenses	7,201	7,612	7,488	10,865	8,307	8,106	9,129	8,226	8,096	7,998

(Loss) income before income taxes and non-controlling interests	(4,260)	3,851	3,315	927	2,896	2,192	301	1,732	2,635	1,293
Income taxes	(2,218)	524	640	789	790	239	(279)	92	641	320
Non-controlling interests	18	31	29	170	15	3	38	58	62	39

Net (loss) income	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950	$542	$1,582	$1,932	$934
Dividends on preferred shares	119	139	132	125	100	75	50	17	17	17
Premium on redemption of preferred shares classified as equity	—	32	—	—	—	—	—	—	—	—

Net (loss) income applicable to common shares	$(2,179)	$3,125	$2,514	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Assets
Cash and deposits with banks	$8,959	$13,747	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527
Securities	79,171	86,500	83,498	67,764	67,316	69,628	64,273	74,794	69,242	59,492
Securities borrowed or purchased under resale agreements	35,596	34,020	25,432	18,514	18,165	19,829	16,020	24,079	20,461	19,158
Loans
Residential mortgages	90,695	91,664	81,358	77,216	72,592	70,014	66,612	58,751	51,921	46,637
Personal and credit card	42,953	38,334	35,305	34,853	35,000	32,695	30,784	28,411	27,939	24,751
Business and government	39,273	34,099	30,404	31,350	31,737	33,177	41,961	46,693	47,567	47,552
Allowance for credit losses	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)
Derivative instruments	28,644	24,075	17,122	20,309	23,710	22,796	24,717	25,723	23,847	24,449
Customers’ liability under acceptances	8,848	8,024	6,291	5,119	4,778	5,139	6,848	8,100	9,088	9,296
Other assets	21,237	13,158	14,163	15,029	15,088	15,367	14,854	11,867	9,194	8,217

	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331

Liabilities and shareholders’ equity
Deposits
Personal	$99,477	$91,772	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826	$63,109	$60,878
Business and government	117,772	125,878	107,468	106,226	105,362	105,885	117,664	114,270	103,141	85,940
Bank	15,703	14,022	13,594	10,535	11,823	12,160	10,669	13,256	13,382	13,223
Derivative instruments	32,742	26,688	17,330	20,128	23,990	21,945	24,794	26,395	24,374	25,097
Acceptances	8,848	8,249	6,297	5,119	4,778	5,147	6,878	8,100	9,088	9,296
Obligations related to securities lent or sold short or under repurchase agreements	44,947	42,081	44,221	29,208	29,010	30,952	18,051	32,616	28,191	29,203
Other liabilities	13,167	13,728	14,716	16,002	13,258	13,976	10,869	9,863	10,382	10,888
Subordinated indebtedness	6,658	5,526	5,595	5,102	3,889	3,197	3,627	3,999	4,418	4,544
Preferred share liabilities	600	600	600	600	1,043	1,707	1,988	1,999	1,576	1,633
Non-controlling interests	185	145	12	746	39	22	111	249	248	204
Shareholders’ equity	13,831	13,489	12,322	10,731	12,180	12,071	10,345	9,901	9,793	9,425

	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331

Select Financial Measures

Unaudited, as at or for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Return on equity	(19.4)%	28.7%	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%
Return on average assets	(0.60)%	1.00%	0.91%	(0.01)%	0.74%	0.68%	0.19%	0.57%	0.73%	0.34%
Average common shareholders’ equity ($ millions)	$11,261	$10,905	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323
Average assets ($ millions)	$344,865	$328,520	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844
Average assets to average common equity	30.6	30.1	32.3	29.5	26.4	29.2	30.6	28.6	27.9	29.2
Tier 1 capital ratio	10.5%	9.7%	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%
Total capital ratio	15.4%	13.9%	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%	12.1%	11.5%
Net interest margin	1.51%	1.39%	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%	1.58%	1.59%
Efficiency ratio	n/m	63.1%	66.0%	86.9%	70.2%	70.9%	83.5%	74.4%	67.7%	79.7%

n/m	Not meaningful due to the net loss in the year.

CIBC Annual Accountability Report 2008	165

Ten-Year Statistical Review
     Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Unaudited, $ millions,
	for the year ended October 31	2008		2007		2006	2005	2004	2003	2002		2001		2000	1999

	Balance at beginning of year	$13,489		$12,322		$10,731	$12,180	$12,071	$10,345	$9,901		$9,793		$9,425	$9,475
	Adjustment for change in accounting policy	(66	)(1)	(50	)(2)	—	10 (3)	6 (4)	—	(42	)(5)	(140	)(6)	—	—
	Premium on repurchase of common shares	—		(277)		—	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)
	Premium on redemption of preferred shares	—		(32)		—	—	—	—	—		—		—	—
	Changes in share capital					—
	Preferred	300		(50)		—	598	133	550	800		—		—	—
	Common	2,926		92		93	(17)	19	108	15		(41)		(167)	(93)
	Changes in contributed surplus	—		26		12	(1)	9	24	26		—		—	—
	Changes in OCI	650		(650)		(115)	49	(196)	(222)	2		38		8	(4)
	Net (loss) income	(2,060)		3,296		2,646	(32)	2,091	1,950	542		1,582		1,932	934
Dividends	Preferred	(119)		(139)		(132)	(125)	(100)	(75)	(50)		(17)		(17)	(17)
	Common	(1,285)		(1,044)		(924)	(902)	(781)	(591)	(577)		(536)		(501)	(492)
	Other	(4)		(5)		11	6	12	(18)	(3)		(42)		(14)	19

	Balance at end of year	$13,831		$13,489		$12,322	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425

(1)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.

(3)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(4)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(5)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(6)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.
     Common Share Information

Unaudited, as at or
for the year ended October 31		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Average number outstanding (thousands)		370,229	336,092	335,135	339,263	355,735	360,048	360,553	372,305	388,951	409,789
Per share	— basic earnings (loss)	$(5.89)	$9.30	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23
	— diluted earnings (loss)(1)	(5.89)	9.21	7.43	(0.46)	5.53	5.18	1.35	4.13	4.90	2.21
	— dividends	3.48	3.11	2.76	2.66	2.20	1.64	1.60	1.44	1.29	1.20
	— book value(2)	29.40	33.31	29.59	25.00	29.92	28.78	25.75	26.44	25.17	22.68
Share price(3)	— high	99.81	106.75	87.87	80.80	73.90	60.95	57.70	57.00	50.50	42.60
	— low	49.00	87.00	72.90	67.95	59.35	39.50	34.26	43.20	30.50	28.00
	— close	54.66	102.00	87.60	72.20	73.90	59.21	38.75	48.82	48.40	31.70
Price to earnings multiple (12-month trailing)		n/m	11.1	11.8	n/m	13.4	11.4	28.7	11.8	9.9	14.3
Dividend payout ratio		n/m	33.4%	36.8%	n/m	39.2%	31.5%	>100%	34.2%	26.2%	53.6%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m Not meaningful due to the net loss in the year.
     Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Class A	Series 9	$—	—	$—	$—	$—	$—	$—	$—	$—	$—
	Series 12	—	—	—	—	—	—	—	—	2.4100	2.4267
	Series 13	—	—	—	—	—	—	—	—	1.7500	1.7500
	Series 14	—	—	—	—	—	1.1156	1.4875	1.4875	1.4875	1.4875
	Series 15	—	—	—	—	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125
	Series 16	—	—	—	—	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093
	Series 17	—	—	—	—	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
	Series 20	—	—	—	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227
	Series 21	—	—	—	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372	—
	Series 22	—	—	—	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713	—
	Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938	—	—
	Series 24	—	0.3750	1.5000	1.5000	1.5000	1.5000	1.2962	—	—	—
	Series 25	—	1.1250	1.5000	1.5000	1.5000	1.5000	0.8048	—	—	—
	Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.0859	—	—	—	—
	Series 27	1.4000	1.4000	1.4000	1.4000	1.5484	—	—	—	—	—
	Series 28	0.0800	0.0800	0.0800	0.0799	0.1996	—	—	—	—	—
	Series 29	1.3500	1.3500	1.3500	1.3500	—	—	—	—	—	—
	Series 30	1.2000	1.2000	1.2000	1.1938	—	—	—	—	—	—
	Series 31	1.1750	1.1298	—	—	—	—	—	—	—	—
	Series 32	1.1250	0.7995	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

166	CIBC Annual Accountability Report 2008

Glossary
Advanced internal rating based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.
Advanced measurement approach (AMA) for operational risk
The capital charge for operational risk is calculated based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. It can be either specific or general.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, minus the cumulative recognition of interest using the effective interest method, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Asset/liability management (ALM)
This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Bank exposures
Direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Basis point
One hundredth of a percentage point.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on risk ratings.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of any combination of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Corporate exposures
Direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit derivatives
Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Credit valuation adjustment (CVA)
Derivative contracts are initially marked to generic risk free price curves without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this initial mark to reflect the market value of the credit risk due to any failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the netting and collateral arrangements in place between the counterparties.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.
Dividend yield
Dividends per common share divided by the closing common share price.
Drawn exposure
The amount of credit risk exposure resulting from loans already advanced to the customer.
Economic capital
Economic capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Effective interest rate method
It is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

CIBC Annual Accountability Report 2008	167

Glossary
Fair value
The amount of consideration that would be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices, or credit risk.
Interest-only strip
A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid or defaults, the interest payments decline and the value of the interest-only strip falls accordingly.
Internal models approach (IMA) for market risk
Internal models are used to calculate the capital charge for specific risks and general market risks.
Internal ratings based approach for securitization exposures
The computation of capital charge is based on risk-weights that are mapped from internal ratings.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered as the result of default, expressed as a percentage of the Exposure at default.
Mark-to-market
Valuation at market rates, as at the balance sheet date. Market rates are generally available for most publicly traded securities and some derivatives.
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference amount used for the calculation of payments under derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human errors or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Over the counter derivatives (OTC) exposure
The amount of credit risk exposure resulting from derivatives that trade over the counter, rather than through exchanges.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all other loans that are extended to individuals and small businesses under the Basel II framework.
Price-to-earnings multiple
Closing common share price divided by diluted earnings per common share.
Probability of default (PD)
An estimate of the likelihood that the obligations of any particular customer will not be repaid as they become contractually due.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals (except in case of standardized approach) under the Basel II framework.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity lines of credit extended to individuals under the Basel II framework.
Regular workforce
Comprises regular, working full-time (counted as one) and regular part-time employees (counted as one-half), and commissioned employees.
Regulatory capital
Regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Commencing November 1,

168	CIBC Annual Accountability Report 2008

Glossary
2007, gain on sale of securitization is deducted from Tier 1 capital and the investment in insurance subsidiaries and pre-2007 substantial investments are deducted from Tier 2 capital. Also, both Tier 1 and Tier 2 capital are now subject to certain other deductions on a 50/50 basis.
Repo-style transactions (repos) exposure
The amount of credit risk exposure resulting from our securities borrowing and securities lending activities.
Retail portfolios
A category of exposures that includes personal and small business lending, where the primary basis of adjudication relies on credit scoring models.
Return on equity (ROE)
Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets (RWAs)
Under Basel I, RWAs are calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet exposures for non trading books plus statistically estimated risk exposures in trading books. Under Basel II AIRB approach, RWAs are calculated according to the mathematical formulae utilizing PDs, LGDs and EADs and in some cases, maturity adjustments. Under the standardized approach, RWAs are calculated by applying the weighting factors specified in the OSFI guidelines to on-and off-balance sheet exposures. Risk-weighted assets for market risk in the trading portfolio are statistically estimated based on models approved by OSFI.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.
Seller swaps
Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.
Sovereign exposures
Direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Credit risk capital requirements are calculated based on a standardized set of risk-weights as prescribed by the regulator. The standardized risk-weights are based on external credit assessments, where available, and other risk-related factors, including exposure asset class, collateral, etc.
Stock appreciation rights (SARs)
SARs issued by CIBC are rights attached to stock options, where the excess if any between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.
Tier 1 and total capital ratios
Tier 1 and total regulatory capital, divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.
Undrawn exposures
The amount of credit risk exposure resulting from loans that has not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

CIBC Annual Accountability Report 2008	169

Public Accountability Statement
Our Clients — Branches and ABMs
CIBC BRANCH OPENINGS — 2008
British Columbia
3836 — 4th Ave., Smithers
1096 Homer St., Vancouver
Alberta
4916 — 130th Ave. SE, Unit 202, Calgary
Ontario
9641 Jane St., Maple
1005 Maple Ave., Building Q, Milton
10 Disera Dr., Suite 180, Thornhill
CIBC BRANCH CLOSINGS — 2008(1)
British Columbia
1222 Main St., Smithers
Ontario
10037 Keele St., Maple
1118 Centre St., Unit 1, Thornhill
CIBC BRANCH RELOCATIONS — 2008
Alberta
5609 — 4th St. NW, Calgary -
relocation to Thorncliffe Banking Centre
Ontario
366 North Front St., Belleville -
relocation from Unit 3 to Unit 4
OTHER CIBC CLOSINGS — 2008
British Columbia
1164 Main St., Smithers
(High Value sales office)
Ontario
10048 Keele St., Maple (High Value sales office)
400 Main St., Milton (High Value sales office)
PRESIDENT’S CHOICE FINANCIAL PAVILION OPENINGS — 2008
Ontario
1755 Brimley Rd., Scarborough
PRESIDENT’S CHOICE FINANCIAL PAVILION CLOSINGS AND STATUS CHANGES — 2008
British Columbia
1424 Island Hwy., Campbell River(2)
32136 Lougheed Hwy., Mission(2)
Alberta
4700 — 130th Ave. SE, Unit 100, Calgary(2)
7005 — 48th Ave., Camrose(2)
12225 — 99th St., Grande Prairie(2)
5031 — 44th St., Lloydminster(2)
1792 Trans Canada Way SE, Medicine Hat(2)
Saskatchewan
30 Thatcher Dr. E., Moosejaw(2)
591 — 15th St. E., Prince Albert(2)
411 Confederation Dr., Saskatoon(2)
206 Broadway St. E., Yorkton(2)
Manitoba
920 Victoria Ave., Brandon(2)
175 Cargill Rd., Winkler(2)
1035 Gateway Rd., Winnipeg(2)
550 Kenaston Blvd., Winnipeg(2)
Ontario
1893 Scugog St., Port Perry(3)
1836 Regent St. S., Sudbury(3)
Prince Edward Island
535 Granville St., Summerside(3)
ABM INSTALLATIONS — 2008
British Columbia
45800 Promontory Rd., Chilliwack
3836 — 4th Ave., Smithers
1096 Homer St., Vancouver
4368 Main St., Whistler
Alberta
4916 — 130 Ave. SE, Calgary
5609 — 4th St., Calgary
7020 — 4th St. NW, Calgary
8775 — 85th St., Fort Saskatchewan
101 West Haven Blvd., Leduc
235 Milligan Ave., Okotoks
1 Spruce Village Way, Spruce Grove
Ontario
1521 Charleston Sideroad, Alton
366 North Front St., Belleville
12476 Highway 50, Bolton
613 Evans St., Etobicoke
10 Samnah Cres., Ingersoll
1845 Adelaide St. N., London
9641 Jane St., Maple
1005 Maple Ave., Milton
5025 Creekbank Rd., Mississauga
1330 Wilson Ave. N. Oshawa
3775 Strandherd Dr., Ottawa
1612 — 16th St., Owen Sound
1174 Lansdowne St. W., Peterborough
1740 Bayly St., Pickering
9325 Yonge St., Richmond Hill
1755 Brimley Rd., Scarborough
400 Highbury Ave., St Thomas
10 Disera Dr., Thornhill
1500 Woodbine Ave., Toronto
292 Kingston Rd., Toronto
21 Innovation Dr., Vaughan
504 Niagara St. N., Welland
Quebec
21275, rue Lakeshore, Sainte-Anne de Bellevue
Nova Scotia
8791 Warwick St., Digby
Newfoundland and Labrador
80 Airport Terminal Access Rd., St. John’s
ABM REMOVALS — 2008
British Columbia
1496 Ryan Rd., Lazo
2220 Bowen Rd., Nanaimo
1222 Main St., Smithers
2405 Broadway East, Vancouver
5658 Vedder Rd., Vedder Crossing
Alberta
1330 — 15th Ave. SW, Unit 2, Calgary
Manitoba
33 Allen Dyne Rd., Winnipeg
515 Portage Ave., Winnipeg
Ontario
53 Arthur St., Essex
95 Browns Line, Etobicoke
1227 Barton St. E., Hamilton
555 Princess St., Kingston
635 Southdale Rd. E., London
10037 Keele St., Maple
8133 Warden Ave., Markham
400 Main St., Milton
5150 Spectrum Way, Mississauga
515 Drewry Ave., North York
1300 King St. E., Oshawa
2950 Kennedy Rd., Scarborough
1118 Centre St., Thornhill
901 King St. W., Toronto
Quebec
3480, boul. Henri-Bourassa E., Montréal-Nord

(1)	A location that was included in 2007 under “Other CIBC Closings” (602 Main St. N., Moose Jaw, SK) was incorporated into CIBC’s branch count during 2008 for internal purposes. As a result, the year-end F2008 CIBC branch count (as reported on page 17) is inclusive of the Moose Jaw closure.

(2)	Status changed from Unstaffed Banking Centre to ABM only site.

(3)	Status changed from Staffed Pavilion to ABM only site.

In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees. This includes:

•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and CIBC holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.

•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them.

170	CIBC Annual Accountability Report 2008

Public Accountability Statement
Our Clients — Debt Financing to Firms in Canada
CIBC AND ITS LISTED AFFILIATES DEBT FINANCING TO FIRMS IN CANADA
As at October 31, 2008
For authorization levels of: $0 — $24,999(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$80,724	$24,197	11,191
Alberta	63,348	18,311	8,470
Saskatchewan	21,584	9,525	2,495
Manitoba	13,887	5,624	1,633
Ontario	264,670	84,449	34,777
Quebec	53,566	19,031	6,831
New Brunswick	6,863	2,642	810
Nova Scotia	11,913	5,275	1,537
Prince Edward Island	2,772	1,276	328
Newfoundland & Labrador	6,666	2,479	838
Northwest Territories, Nunavut and Yukon(2)	3,032	849	459

Total Canada	$529,025	$173,658	69,369

For authorization levels of: $25,000 — $99,999(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$352,958	$168,765	6,815
Alberta	299,793	134,164	5,850
Saskatchewan	131,539	69,349	2,553
Manitoba	76,711	40,972	1,465
Ontario	1,309,018	685,498	24,671
Quebec	272,485	141,042	5,189
New Brunswick	34,655	18,500	683
Nova Scotia	65,590	36,448	1,271
Prince Edward Island	15,338	9,128	292
Newfoundland & Labrador	35,461	18,944	695
Northwest Territories, Nunavut and Yukon(2)	12,381	5,722	238

Total Canada	$2,605,929	$1,328,532	49,722

For authorization levels of: $100,000 — $249,999(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$279,908	$133,768	2,102
Alberta	260,875	131,947	1,899
Saskatchewan	92,246	46,876	683
Manitoba	79,903	41,871	580
Ontario	1,084,212	519,080	8,270
Quebec	241,051	121,880	1,676
New Brunswick	24,779	13,237	170
Nova Scotia	41,099	21,698	276
Prince Edward Island	12,469	7,520	88
Newfoundland & Labrador	22,128	12,396	159
Northwest Territories, Nunavut and Yukon(2)	9,863	5,758	64

Total Canada	$2,148,533	$1,056,031	15,967

For authorization levels of: $250,000 — $499,999(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$227,928	$150,972	536
Alberta	219,171	133,468	571
Saskatchewan	62,197	34,588	175
Manitoba	66,507	34,918	188
Ontario	657,701	410,698	1,537
Quebec	227,303	140,855	570
New Brunswick	24,626	15,613	55
Nova Scotia	34,389	22,829	73
Prince Edward Island	11,689	6,536	32
Newfoundland & Labrador	16,863	11,447	41
Northwest Territories, Nunavut and Yukon(2)	10,405	7,455	26

Total Canada	$1,558,779	$969,379	3,804

For authorization levels of: $500,000 — $999,999(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$326,425	$230,737	357
Alberta	289,426	186,427	364
Saskatchewan	70,280	39,368	98
Manitoba	100,141	59,636	129
Ontario	1,066,241	694,246	1,103
Quebec	294,596	201,758	336
New Brunswick	24,964	16,354	27
Nova Scotia	56,610	38,671	47
Prince Edward Island	19,812	10,850	28
Newfoundland & Labrador	18,929	13,781	21
Northwest Territories, Nunavut and Yukon(2)	18,891	12,709	24

Total Canada	$2,286,315	$1,504,537	2,534

For authorization levels of: $1,000,000 — $4,999,999(1)

($ thousands, except for
Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$1,330,416	$954,178	397
Alberta	1,084,056	727,970	405
Saskatchewan	206,984	117,568	90
Manitoba	429,854	300,062	156
Ontario	4,444,496	3,120,502	1,218
Quebec	1,133,796	789,053	322
New Brunswick	143,942	108,990	34
Nova Scotia	210,080	158,398	63
Prince Edward Island	87,222	56,614	41
Newfoundland & Labrador	70,331	40,474	26
Northwest Territories, Nunavut and Yukon(2)	72,018	52,927	26

Total Canada	$9,213,195	$6,426,736	2,778

(1)	CIBC implemented a data system change during 2008 which resulted in the consolidation of certain client positions and authorizations. This has contributed to a reduction in the reported number of clients and authorizations compared to previous years, particularly in authorization bands under $500,000.

(2)	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.

CIBC Annual Accountability Report 2008	171

Public Accountability Statement
For authorization levels of: $5,000,000 and over(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia(2)	$6,849,063	$3,988,613	201
Alberta	15,665,420	6,432,694	235
Saskatchewan	1,523,847	540,141	27
Manitoba	2,646,036	1,103,784	50
Ontario	33,165,634	11,154,815	678
Quebec	7,188,918	3,504,976	185
New Brunswick	763,098	320,199	14
Nova Scotia	1,423,849	972,122	44
Prince Edward Island(3)
Newfoundland & Labrador(3)	783,464	96,727	19
Northwest Territories, Nunavut and Yukon(2)

Total Canada	$70,009,329	$28,114,071	1,453

For all authorization bands(1)

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$9,447,422	$5,651,230	21,599
Alberta	17,882,089	7,764,981	17,794
Saskatchewan	2,108,677	857,415	6,121
Manitoba	3,413,039	1,586,867	4,201
Ontario	41,991,972	16,669,288	72,254
Quebec	9,411,715	4,918,595	15,109
New Brunswick	1,022,927	495,535	1,793
Nova Scotia	1,843,530	1,255,441	3,311
Prince Edward Island	149,302	91,924	809
Newfoundland & Labrador	953,842	196,248	1,799
Northwest Territories, Nunavut and Yukon(4)	126,590	85,420	837

Total Canada	$88,351,105	$39,572,944	145,627

(1)	CIBC implemented a data system change during 2008 which resulted in the consolidation of certain client positions and authorizations. This has contributed to a reduction in the reported number of clients and authorizations compared to previous years, particularly in authorization bands under $500,000.

(2)	Clients for Territories, Nunavut and Yukon have been added to British Columbia for the same dollar band and have been included in British Columbia totals to preserve confidentiality.

(3)	Clients for Prince Edward Island have been added to Newfoundland & Labrador for the same dollar band and have been included in Newfoundland & Labrador totals to preserve confidentiality.

(4)	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.
Employment in Canada
CIBC is one of Canada’s largest employers. In 2008, CIBC and its listed affiliates had approximately 38,700 full-time and part-time employees nationwide. The CIBC group of companies paid over $2.5 billion in base salaries and benefits to our Canadian workforce in 2008.
     In addition, we indirectly supported thousands of other jobs in many sectors, from janitorial services to high-tech consultants, through the purchase of outside goods and services. The total for 2008 was $2.3 billion worldwide, of which the majority was spent in Canada.
Full-time and part-time employees
As at October 31, 2008
CIBC and its listed affiliates

Province or Territory	Full-time employees	Part-time employees

British Columbia	3,198	822
Alberta	2,117	586
Saskatchewan	695	210
Manitoba	555	233
Ontario	22,256	2,634
Quebec	2,774	613
New Brunswick	571	90
Nova Scotia	798	153
Prince Edward Island	69	30
Newfoundland and Labrador	186	56
Northwest Territories	55	6
Nunavut	10	1
Yukon	33	14

Total	33,317	5,448

Taxes in Canada
In 2008, the CIBC group of companies’ tax expense (recovery) to all levels of government in Canada was $(2.7 billion). This total consisted of $(3.2 billion) in income tax recovery, $107 million in capital taxes and $369 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.
Taxes — 2008
CIBC group of companies

$ thousands	Income taxes	Capital taxes

Federal government	$(2,113,614)	$—
Provincial and territorial governments
British Columbia	(132,898)	23,499
Alberta	(98,515)	—
Saskatchewan	(20,040)	6,608
Manitoba	(19,790)	7,959
Ontario	(680,761)	50,107
Quebec	(64,577)	7,851
New Brunswick	(11,192)	2,636
Nova Scotia	(20,760)	5,869
Prince Edward Island	(2,983)	1,028
Newfoundland and Labrador	(7,215)	1,689
Northwest Territories	(2,962)	—
Nunavut	(431)	—
Yukon	(1,328)	—

Total	$(3,177,066)	$107,246

172	CIBC Annual Accountability Report 2008

Public Accountability Statement
Community Contributions
EXAMPLES OF ORGANIZATIONS SUPPORTED BY CIBC:
British Columbia
Abbotsford Emergency Services
Abbotsford Regional Hospital
Arrowtarian Senior Citizens Society
Arthritis Society
Artist In Our Midst
Association for Children With Disabilities
Atira Women’s Resource Society
BC Cancer Foundation
BC Children’s Hospital
BC Crime Prevention
BC Dairy Association
BCIT
Boys & Girls Clubs — Kamloops, Greater Victoria
Burnaby Hospital
Canadian Breast Cancer Foundation
Canadian Cancer Society
Canadian Cystic Fibrosis
Canadian Feed the Children
Canadian Iranian Foundation
Canadian Mental Health
Castlegar Hospital
Chetwynd Search and Rescue
Children’s Arts Umbrella
Chilliwack Agriculture Society
Chilliwack Community Services
CNIB — British Columbia
Comox Valley Fair
Cops for Kids — Kelowna
Cottonwood Music Festival
Covenant House — Vancouver
Creston Spray Park
Crime Stoppers Association
Deepak Binning Foundation
Entrepreneurial Learning Foundation
Fort Nelson Spray Park
Fraser Canyon Hospice
Green Thumb Theatre Company
Griefworks
Habitat for Humanity Victoria
Heart and Stroke Foundation
HEROS — Hockey Education Reach Out Society
Hope Search and Rescue
Interior Provincial Exhibition
Jewish Community Centre of Greater Vancouver
Junior Achievement of BC
Juvenile Diabetes Research Foundation
Kelowna Rotary Art Centre
Kids Up Front
Kidsport Fund
The Land Conservancy of BC
Langley Hospital
Leadership Vancouver
Lester B. Pearson College
Lion’s Gate Hospital
Make-A-Wish Foundation
Malaspina University College
MS Society of Canada
Nanaimo & District Hospital
Nanaimo Child Development Centre
Nelson & District Museum
North Fraser Therapeutic Riding Association
Okanagan College
One to One Literacy Society
P.A.R.T.Y. Youth Program
Pacific Rim Whale Festival
Peace Arch Community Services
Penticton Hospital
PLEA Youth Mentoring Program
Powell River Sea Fair
Power To Be — Adventure Therapy Society
Prince George Hospital
Revelstoke Highway Rescue
Richmond Hospital
Rick Hansen Man in Motion
Royal Inland Hospital, Kamloops
S.U.C.C.E.S.S.
Saanich Peninsula Hospital
Salvation Army
Scouts Canada
Simon Fraser University
Smithers Hospital
South Cariboo Safer Communities
South Fraser Child Development Centre
Squamish and Lil’wat Cultural Centre
St. Mary’s Hospital
St. Paul’s Hospital
Stewart Lake Hospital
Summerland Community Response Network
Surrey Memorial Hospital
Take a Hike Youth at Risk
Terrace REM Theatre
Thompson Rivers University
United Way
University of British Columbia
University of Victoria
Vancouver Aquarium
Vancouver Art Gallery
Vancouver Chinatown Festival
Vancouver Community College
Vancouver General Hospital
Vancouver Giants — Read to Succeed
Vancouver Hot Breakfast Program
Vancouver Opera
Vancouver Pride Society
Vancouver Sun — Raise a Reader
Vancouver Symphony Orchestra
Vernon Dragon’s Den Youth Awards
Victoria Conservatory of Music
Victoria Youth Empowerment
Western Canadian Pediatric AIDS Society
Williams Lake Hospital
YANA (You Are Not Alone)
YMCA of Greater Vancouver
Youth Matters, Tri-Cities
YVR Aboriginal Art Scholarship Program
Zajac Ranch for Children
Alberta
Alberta Adolescent Recovery Centre
Alberta Children’s Hospital
Alberta Ecotrust Foundation
Alberta Hospital Edmonton and Community Mental Health Foundation
Alberta Shock Trauma Air Rescue Society
Alberta Theatre Projects
The Banff Centre for Continuing Education
Between Friends Club
Big Brothers & Big Sisters of Calgary and Area
Bissell Centre
Bow Valley College
Boyle 4-H Club
Boys and Girls Clubs of Calgary
Calgary Drop-In Centre Society
The Calgary Foundation
Calgary Health Trust
Calgary Public Library
Calgary Women’s Emergency Shelter
Camrose Regional Sport Development Centre
Canadian Breast Cancer Foundation
Canadian Red Cross Society — Anti-Bullying Program
Centre for Family Literacy Society of Alberta
CIBC Read to Succeed — Medicine Hat
Citadel Theatre
Cold Lake Fire Rescue
Creating Hope Society
Drumheller and District Seniors Foundation
Edmonton Financial Literacy Society
Edmonton Inner City Children’s Project
Edmonton Symphony Orchestra
Foothills Country Hospice
Fort McLeod Santa Claus Parade
Fort Saskatchewan Boys & Girls Club
Growing Alberta
Heritage Park Historical Village
ihuman Youth Society
Kids Cancer Care Foundation of Alberta
Kids Kottage
Kids Up Front
Kids With Cancer Society of Northern Alberta
Kitscoty Emergency Response Unit
Leduc/Devon Historical Society
Light Up Your Life Tri-Community Palliative/Hospice Care Society
Little Bits Riding Club for the Disabled
Make-A-Wish Foundation of Southern Alberta
Naicam Museum
National Philanthropy Day — Edmonton
Nanton Agricultural Society
Northern Lights Regional Health Foundation
Okotoks Pro Rodeo Society
Okotoks Public Library
Pilgrims Hospice
Ponoka Agricultural Society
Queen Elizabeth II Hospital
Red Deer City Soccer
The Rocky Mountain House Agricultural Society
Rockyford and District Municipal Library
Ronald McDonald House — Calgary
Rotary Centre for New Canadians
Royal Alexandra Hospital
St. Albert S.A.I.F. Society
St. Isidore Winter Carnival
Stollery Children’s Hospital

CIBC Annual Accountability Report 2008	173

Public Accountability Statement
Strathmore & District Agricultural Society
Telus World of Science
Town of Claresholm Revitalization Program
United Way
University Hospital
Vulcan Spock Days
Whitecourt Recreation Centre
WIN House Edmonton Women’s Shelter
Women Building Futures
Women in a Home Office
Youth Emergency Shelter Society
Youville Residence Society of Alberta
YWCA — Edmonton
Zebra Child Protection Centre
Saskatchewan
Birsay Community Centre
Canadian Breast Cancer Foundation
Canadian Cancer Society Saskatchewan Division
Canadian Feed the Children
Canora Air Cadet Squadron
Children’s Health Foundation of Saskatchewan
CIBC Read to Succeed — Moose Jaw and Saskatoon
Cudworth Community Centre
Dress for Success
Flying Dust First Nation
The Health Foundation
Hospitals of Regina
Kindersley and District Arts Council
Kindersley Goose Festival
King George Recreation Centre
Kinsmen Telemiracle
Lipton Volunteer Firefighters
Long Creek Rodeo
Lucky Lake Community Centre
Mankota Park and Recreation
Meewasin Valley Authority
Mid-Summer’s Art Festival
Navy League of Canada Saskatchewan Division
North Battleford Aboriginal Awareness Committee
Persephone Theatre
Prairies to Pines Children’s Festival
Prince Albert Soccer Fieldhouse
Radville Recreation Centre
The Rainbow Youth Centre
RCMP Heritage Centre
Redvers Activity Centre
Redvers Community Health Centre
Royal University Hospital
Saskatoon Food Bank and Learning Centre
Saskatoon Prairieland Park
Saskatoon’s Soccer Park
Saskatoon Zoo
Scouts Canada
Shaunavon Recreation Centre
Southwest Search and Rescue
Turtleford and District Agricultural Society
Twin Rivers Health Care Foundation
United Way agencies
University of Regina
University of Saskatchewan
Visions North Community Future Development
Wadena Town and Country Fair
YWCA Women of Distinction Awards — Regina and Saskatoon
Manitoba
407 Queen’s Own Cameron Army Cadet Corps
Altona Safety Days
Arborg and District Seniors Resource Council
Ashern History Book Committee
Big Brothers Big Sisters of Morden and Winkler
Boundary Trails Health Centre
Brandon Family YMCA
Canada’s National Ukrainian Festival
Canadian Breast Cancer Foundation
Canadian Cancer Society
Canadian Western Agribition
Carberry Agricultural Society
Carmen Family Resource Centre
Children’s Hospital Foundation of Manitoba
CIBC Read to Succeed — Brandon
Dauphin Agricultural Society
Flin Flon Bust the Winter Blues Festival
Flin Flon Trout Festival
Franklin 100th Anniversary
Habitat for Humanity
Health Sciences Centre
Horace Patterson Foundation
Icelandic Festival of Manitoba
Jewish Federation of Winnipeg
Killarney Agricultural Society
Lockport Children’s Winter Festival
Lundar Agricultural Society
Manitoba Agriculture Hall of Fame
Manitoba Children’s Museum
Manitoba Farmers with Disabilities
Manitoba Theatre Centre
Miami Agricultural Society
Morden Corn and Apple Festival
Movement Centre of Manitoba
Musée St. Joseph Museum
Neepawa Natives Booster Club
Northern Manitoba Trappers Festival
Open Access Resource Centre
Partners in The Park
Portage la Prairie Regional Library
Provincial Exhibition of Manitoba
Red River Community Centre
Salvation Army Grace Hospital
St. Boniface Hospital and Research Foundation
St. John Ambulance
Stonewall Park Committee
Stonewall Quarry Days
Town of Altona Artisan’s Way
United Way
Westman Dreams for Kids
Winkler Harvest Festival
YMCA-YWCA of Winnipeg Women of Distinction Awards
Ontario
Ability OnLine
ACE — Advancing Canadian Entrepreneurship
Aisling Discoveries Child and Family Centre
All-A-Board Youth Ventures
Alzheimer Society of Canada
Anishinabek Nation 7th Generation Charities
Argus Residence for Young People
Arts for Children of Toronto
Barbra Schlifer Commemorative Clinic
Baycrest Centre
Belmont House
Bereaved Families of Ontario
Big Brothers Big Sisters of Canada
Black Business & Professional Association
Bluewater Health Foundation
Blyth Centre for the Arts
Bob Rumball Foundation for the Deaf
Boost Child Abuse Prevention and Intervention
Boundless Adventures
Boys & Girls Clubs
Breakfast for Learning — Canadian Living Foundation
Bruce County Museum & Cultural Centre
Camp Awakening
Camp Oochigeas
Camp Ramah
Camp Trillium
Campbellford Memorial Hospital
Canada’s Outstanding Young Farmers’ Program
Canadian 4-H Council
Canadian Blood Services
Canadian Breast Cancer Foundation
Canadian Cancer Society
Canadian Centre for Diversity
Canadian Cystic Fibrosis Foundation
Canadian Diabetes Association
Canadian Institute for Advanced Research
Canadian Liver Foundation
Canadian Safe Schools Network
Canadian Spinal Research Organization
Canadian Testicular Cancer Association
Canadian Transplant Association
Canadian Women’s Foundation
Canadian Foundation for AIDS Research
Carp Agricultural Society
Carpenter Hospice
Casey House
Cassellholme Home for the Aged
Centre for Addiction and Mental Health
Centre for Indigenous Theatre
Centre for Information and Community Services
Charlotte Eleanor Englehart Hospital
Chatham-Kent Health Alliance
Children’s Aid Foundation
Children’s Health Foundation
Children’s Rehabilitation Centre of Essex County
Children’s Treatment Centre
Chinese Cultural Centre of Greater Toronto
Colon Cancer Canada
Colorectal Cancer Association of Canada
Community Association for Riding for the Disabled
Community Care of North Hastings
Community Living London
Community Resource Centre of North & Central Wellington
Conestoga College
Cornwall Community Hospital
County of Lambton Emergency Medical Services
Covenant House — Toronto

174	CIBC Annual Accountability Report 2008

Public Accountability Statement
Credit Valley Hospital
Crime Stoppers
Crohn’s and Colitis Foundation of Canada
DareArts Foundation for Children
Darling Home for Kids
Daytrippers Children’s Charity
Diabetes Hope Foundation
Dixon Hall
Doane House Hospice
Dorothy Ley Hospice
Downtown Care-Ring
Dr. Bob Kemp Hospice
Dunnville Hospital & Healthcare Foundation
Durham Activity Centre
East Metro Youth Services
Easter Seal Society of Ontario
Elliot Lake & District Special Olympics
Epilepsy Toronto
Essex Youth Centre
Etobicoke Services for Seniors
Eva’s Initiatives for Homeless Youth
Fanshawe College
Fife House
Foundation Fighting Blindness
Framework Foundation
Frontier College
Frontiers Foundation
Future Possibilities for Kids
Geneva Centre for Autism
George Jeffrey Children’s Centre
Georgina Public Libraries Literacy Programs
Gerrard Resource Centre
Gilda’s Club Greater Toronto
Girl Guides of Canada
Grey Bruce Regional Health Centre
Guelph General Hospital
Haldimand Community Support Centre
Haliburton Highlands Health Services
Halton Child and Youth Services
Halton Learning Foundation
Hamilton Health Sciences
Harmony Education
Hearing Foundation of Canada
Heart and Stroke Foundation of Canada
Hincks-Dellcrest Centre
Hong Fook Mental Health Association
Hospice of Peel
Hospice of Windsor & Essex County
Hospice Vaughan
Humewood House
Huntington Society of Canada
Huron University College
Huronia Hospitals
Independent Living Canada
Inner City Angels
Inside Out
Invest in Kids
Jeanne Mance Foundation of Kingston
Jessie’s Centre for Teenagers
John P. Robarts Research Institute
Junior Achievement
Juvenile Diabetes Research Foundation
JVS Toronto
Kanata Youth Centre
Kids Help Phone
Kids Up Front
KidsAbility
Kingston Foundation for Autism
Kingston General Hospital
Lakeridge Health Whitby
Lambton College
Lambton County Mental Health
Lanark County Interval House
L’Arche Canada
Leamington District Memorial Hospital
Learning Disabilities Association of Ontario
The Learning Partnership
Leave Out ViolencE (LOVE)
Leukemia & Lymphoma Society of Canada
London Health Sciences
Lorraine Kimsa Theatre for Young People
Macaulay Child Development Centre
MADD Canada
MaRS Discovery District
McMaster University
Milton District Hospital
Miziwe Biik Aboriginal Employment and Training
Mon Sheong Foundation
Montfort Hospital
Mood Disorders Association of Ontario
Moorelands Community Services
Mount Sinai Hospital
MS Society of Canada
National Youth Orchestra
Neshama Playground
New Haven Learning Centre
Niagara Peninsula Children’s Centre
Norfolk County Agriculture Society
North Perth Community Hospice
Northern Cancer Research Foundation
Northern Ontario Families of Children with Cancer
Northwestern Ontario Air Search and Rescue
Oakville Trafalgar Hospital
Ontario Foundation for Visually Impaired Children
Ontario Prader-Willi Syndrome Association
Oolagen Community Services
Operation Go Home
Optimism Place
Osteoporosis Society
Ottawa Children’s Treatment Centre
Ottawa Hospital
Pathways for Children and Youth
Pathways to Education Canada
Pediatric Oncology Group of Ontario
Peel Children’s Centre
Perley and Rideau Veterans Health Centre
Peterborough Regional Health Centre
Philip Aziz Centre
Port Perry Hospital
Pride Toronto
Prime Mentors of Canada
ProAction, Cops & Kids
Prostate Cancer Research Foundation of Canada
Queen’s University
Raising the Roof
Reena Foundation
Renascent Foundation
Rick Hansen Wheels in Motion
Riverside Foundation for Health Care
Ronald McDonald House
Ross Memorial Hospital Auxiliary
Royal Conservatory of Music
Royal Ontario Museum
Royal Ottawa Foundation for Mental Health
Royal Victoria Hospital
Ryerson University
Safe Communities Foundation
Safehaven Project for Community Living
Saint Elizabeth Health Care
The Salvation Army
Sault Area Hospital
Scarborough Hospital
Scarborough Women’s Centre
Schomberg Agricultural Society
Science North
Scouts Canada
Scugog Memorial Public Library
Second Harvest
SEDI — Social and Enterprise Development Innovations
Sedna Women’s Shelter/The Denise House
Seneca College
Sheena’s Place
SickKids Foundation
Sioux Lookout Anti-Racism Committee
SIRCH Community Services
Skills Canada — Ontario
Skills for Change
Snow Suit Fund
Soulpepper Theatre Company
South Huron Hospital
South Muskoka Hospital
South Riverdale Child-Parent Centre
Southlake Regional Health Centre
St. Joseph’s Healthcare
St. Joseph’s Hospice
St. Lawrence College of Applied Arts & Technology
St. Michael’s Hospital
Strathroy Middlesex General Hospital
Street Health Community Nursing Foundation
Street Kids International — Toronto
Sudbury Manitoulin Children’s Foundation
Sunnybrook Health Sciences Centre
Sunnyside Children’s Foundation
Sunrise Therapeutic Riding & Learning Centre
Sunshine Foundation of Canada
Teresa Group — Child and Family Aid
Thunder Bay Health
Timmins and District Hospital
Tobias House Attendant Care
Toronto Association for Community Living
Toronto City Mission
Toronto Foundation for Student Success
Toronto General & Western Hospital
Toronto People with AIDS Foundation
Toronto Symphony Orchestra
Trails Youth Initiatives
United Way
Unity for Autism
University of Ottawa

CIBC Annual Accountability Report 2008	175

Public Accountability Statement
University of Toronto
University of Waterloo
University of Western Ontario
Upper Deck Youth Centre
Vaughan Health Care Foundation
Victim Services of Bruce Grey & Owen Sound
Voice for Hearing Impaired Children
Waterfront Regeneration Trust
Wellspring London and Region
Wellspring Niagara
West Park Health Care Centre
West Perth Youth Centre
Wilfrid Laurier University
William Osler Health Centre
Willow Breast Cancer Support Canada
Windsor Essex Care for Kids
Women’s College Hospital
Women’s Community House
Working Skills Centre
Yee Hong Community Wellness Foundation
YMCA and YWCA agencies
Yonge Street Mission
York Central Hospital Volunteer Association
York University
Yorktown Child and Family Centre
Youth Assisting Youth
YOUTHLINK
Quebec
Accueil Bonneau
Arts Sutton
Association de Granby pour la déficience intellectuelle
Association de Sherbrooke pour la déficience Intellectuelle
Association des femmes en finances du Québec
Association des laryngectomisés de Montréal
Association des Townshippers
Association québécoise de la fibrose kystique
Association québécoise des allergies alimentaires
Association québécoise pour les enfants atteints d’audimutité
Association québécoise pour les troubles d’apprentissage
Cadets de l’Air, Escadron 622 Frontenac
Café de la rue de Terrebonne
Centraide
Centre d’action bénévoles de Bedford et environs
Centre de répit Philou
Centre de stimulation l’Envol
Centre du Florès
Club des petits déjeuners du Québec
Club-Gym Richelieu
Dans la rue
Ecomuseum — Société d’histoire naturelle du St-Laurent
Entraide des ainés de Sillery
Espoir de Shelna
Fondation à pas de géants
Fondation Accueil Notre-Dame
Fondation Aide et Partage
Fondation C.A.R.M.E.N.
Fondation Centre de cancérologie Charles-Bruneau
Fondation communautaire canadienne-italienne
Fondation de l’Hôpital de Montréal pour enfants
Fondation de la résidence de soins palliatifs de l’Ouest de l’Île
Fondation de l’Hôpital d’Argenteuil
Fondation de l’Hôpital du Sacré-Cœur de Montréal
Fondation de l’Hôpital général du Lakeshore
Fondation de l’Hôpital Laval
Fondation de l’Hôpital Sainte-Justine
Fondation de l’Hôpital St-Eustache
Fondation de l’Institut de cardiologie de Montréal
Fondation de l’Université du Québec à Rimouski
Fondation des Auberges du Cœur du Québec
Fondation des centres jeunesses de Laval
Fondation des centres jeunesses de Montréal
Fondation des maladies du cœur du Québec
Fondation Docteur-Jacques-Paradis
Fondation du C.H. de Baie-Comeau
Fondation du C.H. de Granby
Fondation du C.H. de Val d’Or
Fondation du C.H. Honoré-Mercier
Fondation du C.H. régional de Lanaudière
Fondation du C.H. Saint-Georges de Beauce
Fondation du CHUQ
Fondation du CSSS de la MRC-de-Coaticook
Fondation du CSSS de l’Énergie
Fondation du CSSS de Manicouagan
Fondation du Cancer du sein du Québec
Fondation du Théâtre du Nouveau Monde
Fondation éducative Jean-Jacques Bertrand
Fondation Générations
Fondation Hôpital Charles-Lemoyne
Fondation Hôpital l’Enfant-Jésus
Fondation Hôpital Santa Cabrini
Fondation hospitalière Maisonneuve-Rosemont
Fondation IntégrACTION du Québec
Fondation Jeunesse au Soleil
Fondation Marie-Enfant
Fondation Nicolas-Trozzo
Fondation OLO
Fondation Père-Sablon
Fondation Portage
Fondation pour la promotion de la pédiatrie sociale
Fondation Québec-Jeunes
Fondation québécoise du cancer
Fondation québécoise pour les jeunes contrevenants
Fondation Santé Haut-Richelieu-Rouville
Fondation Sercan
Fondation sur la pointe des pieds
Institut de réadaptation de Montréal
Institut et Hôpital neurologique de Montréal
Jeunes entreprises du Québec
Jeunesse au Soleil
Jeunesse, j’écoute
LOVE — Vivre sans violence
Lupus Québec
Maison Catherine de Longpré
Maison Chez Doris
Maison de Soins palliatifs de la Rivière du Nord
Maison du Phare, enfants et familles
Maison Mathieu-Froment-Savoie
Milieu Éducatif la Source
Moisson Montréal
Musée régional de Vaudreuil-Soulanges
Old Brewery Mission
Optimax Enterprise-École
Orchestre symphonique de Montréal
Orchestre symphonique de Québec
Partenaires à part égales
Petits frères des pauvres
Rose des vents de l’Estrie
Royal Victoria Hospital Foundation
St. Mary’s Hospital Foundation
Tel-Aide Saguenay Lac-St-Jean Côte-Nord
Université du Québec à Montréal
Women’s Auxiliary of the Barrie Memorial Hospital
Yamaska Valley Optimist Club
YMCA of Greater Montreal Foundation
YM-YWHA/Montreal Jewish Community Centers
New Brunswick
Bathurst Youth Centre
Boys & Girls Clubs of New Brunswick
Boys in Red
Canadian Breast Cancer Foundation
Canadian Cancer Society
Canadian Red Cross New Brunswick Flood Appeal
Carleton Manor
Chalmers Regional Hospital
Children’s Wish Foundation
Fredericton Community Foundation
Fredericton Community Kitchens
Friends of the Moncton Hospital
Girl Guides of Canada
Junior Achievement
Kay Community Centre
Mindcare New Brunswick
Moncton Headstart
Moncton Youth Residences
Parkinson’s Disease Grand Lake Chapter
Partners for Youth
Rotary Club of Newcastle
Rotary Club of Saint John
Saint John Regional Hospital
Saint John Theatre Company
Saint John YMCA-YWCA — Camp Glenburn
Theatre New Brunswick
United Way
Université de Moncton
University of New Brunswick

176	CIBC Annual Accountability Report 2008

Public Accountability Statement
Nova Scotia
Aberdeen Hospital Trust
Abilities Foundation of Nova Scotia
Big Brothers Big Sisters of Canada agencies (Colchester and Pictou County)
Canadian Breast Cancer Foundation
Canadian Cancer Society
Canadian Mental Health Association
Cancer Care Nova Scotia
Cape Breton Regional Hospital
Cape Breton University
Children’s Wish Foundation
Colchester Regional Hospital
Cumberland Adult Network for Upgrading
Cumberland County 4-H Council
Dalhousie University
Ducks Unlimited
Halifax Rotary Club
Hants Aquatic Centre Society
Health Services Foundation of the South Shore
IWK Health Centre
Junior Achievement
Laing House
Marigold Theatre
Outstanding Young Farmers
Phoenix Youth Programs
Queen Elizabeth II Health Sciences Centre
Salvation Army — Halifax
Shoreham Village Foundation
Special Olympics Nova Scotia
Truro Skate Park
United Way
University of King’s College — Halifax
Wartime Heritage Association
YMCA of Greater Halifax/Dartmouth
YMCA Yarmouth
Prince Edward Island
Alberton Northport Aquatic Days Festival
Canadian Breast Cancer Foundation
Confederation Centre of the Arts
D.A.R.E. (Drug Abuse Resistance Program)
Harbourview Training Centre
Jack Frost WinterFest
Junior Achievement
Kings County Ground Search and Rescue
Montague Wellness Centre
Northumberland Recreation Association
Queen Elizabeth Hospital
Prince Edward Island 4-H Council
Queen Elizabeth Women’s Institute
Rotary Club of Charlottetown
United Way of Prince Edward Island
Newfoundland and Labrador
Big Brothers Big Sisters of Eastern Newfoundland
Bishop’s Fall Lion’s Club
Canadian Breast Cancer Foundation
Canadian Red Cross Society — Newfoundland and Labrador Division
Clarenville Winter Carnival
College of the North Atlantic
Cornerbrook Winter Carnival
Diabetes Hope Foundation
Dr. H. Bliss Murphy Cancer Care Foundation
Girl Guides of Canada
Grand Falls — Windsor Salmon Festival
Health Care Foundation of St. John’s
Junior Achievement
Kids Eat Smart
Kiwanis Club of Clarenville
Labrador West Food Bank
Memorial University of Newfoundland
Mount Pearl Frosty Festival
RCMP Klondike Night
Rotary Club of St. John’s East
Salvation Army — Bonavista Relief
Trinity Conception Placentia Health Foundation
United Way of Avalon
Northwest Territories
Aurora College
Inuvik Garden Society
Stanton Territorial Hospital
United Way of Yellowknife
Yukon
Gentle Steps, Watson Lake
United Way of the Yukon
Whitehorse General Hospital

CIBC Annual Accountability Report 2008	177

Global Reporting Indicators
This Annual Accountability Report has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector Supplement. The G3 Guidelines introduced Application Levels of C, B and A, a system that allows reporters to declare the level to which they have applied the GRI Reporting Framework. CIBC is reporting at the C level this year — indicating that we are reporting on the prescribed G3 Profile Disclosures along with 10 GRI Performance Indicators, including at least one from each of the social, economic and environment areas. The following table lists the GRI indicators we are reporting on and more information can be found in the 2008 Management Proxy Circular and on our website, www.cibc.com.

GRI #	Description	Page(s)

1.1	Statement from the CEO	4–5
2.1	Name of the organization	1
2.2	Primary brands, products and services	8–14
2.3	Operational structure of the organization	146–147, 156
2.4	Location of headquarters	179–180
2.5	Countries of operation	146–147
2.6	Nature of ownership and legal form	2
2.7	Markets served	8–14
2.8	Scale of the reporting organization	2
2.9	Significant changes during the reporting period	40–41
2.10	Awards received in the reporting period	6–7
3.1	Reporting period	2
3.2	Date of previous report	2
3.3	Reporting cycle	2
3.4	Contact point for questions regarding the report	180
3.5	Process for defining content	6–7, 32–35
3.6	Boundary of the report	99–106
3.7	State any specific limitations on the scope or boundary of the report	99–106
3.8	Joint ventures, subsidiaries, leased facilities, outsourced operations	99–106
3.10	Effect of any restatements of information provided in earlier reports	37
3.11	Significant changes from previous reporting periods	37
3.12	Table identifying location of GRI Standard Disclosures	178
4.1	Governance structure	32–35
4.2	Non-executive Chair of Board of Directors	32–35
4.3	Number of independent and/or non-executive Board members	32–35
4.4	Mechanisms for shareholders and employees to provide recommendations or direction	32–35
4.14	List of stakeholder groups engaged by the organization	15–31
4.15	Basis for identification and selection of stakeholders with whom to engage	15–31
EC1	Direct economic value generated and distributed	25, 94–98
EN3	Direct energy consumption	28–31
EN4	Indirect energy consumption	28–31
EN16	Total direct and indirect greenhouse gas emissions	28–31
LA1	Total workforce	172
LA13	Senior management and workforce representation rates	20–23
HR3	Employee training	20–23
SO2	Business units analyzed for risks related to corruption	15–31, 70–83
SO3	Employees trained in organization’s anti-corruption policies and procedures	20–23
PR5	Customer satisfaction	8–14

Supplement Performance Indicators
FS1	Policies with environmental and social components	15–31
FS2	Assessing and screening environmental and social risks	15–31
FS3	Monitoring clients’ compliance with environmental and social requirements	28–31
FS4	Improving staff competency to implement environmental and social policies	15–31
FS5	Interactions with clients/business partners regarding environmental and social risks and opportunities	28–31

178	CIBC Annual Accountability Report 2008

Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep 25/08	Sep 29/08	Oct 28/08	$0.87	380,756,218
Jun 25/08	Jun 27/08	Jul 28/08	$0.87	380,731,346
Mar 26/08	Mar 28/08	Apr 28/08	$0.87	380,649,592
Dec 24/07	Dec 28/07	Jan 28/08	$0.87	335,063,392
Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 18	Series 19	Series 23	Series 26	Series 27	Series 28 (1)	Series 29	Series 30	Series 31	Series 32

Sep 25/08	Sep 29/08	Oct 28/08	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250
Jun 25/08	Jun 27/08	Jul 28/08	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250
Mar 26/08	Mar 28/08	Apr 28/08	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250
Dec 24/07	Dec 28/07	Jan 28/08	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250

(1)	On November 25, 2005, CIBC announced that it is making an offer to purchase for cancellation all of the outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance until the earlier of June 17, 2009 or it is withdrawn by CIBC by providing 60 days notice, in English or in French, in a national Canadian newspaper. Holders should contact their broker for assistance in order to tender their Series 28 shares into this offer. Brokers should contact CIBC World Markets Inc. at (416) 956-6045, referencing the Series 28 shares for further information in order to tender their Series 28 shares into this offer.
Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.
Stock exchange listings
Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange and in the U.S. on the New York Stock Exchange (ticker symbol — CM).
     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols:

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
Series 31	CM.PR.I
Series 32	CM.PR.J
Series 33	CM.PR.K
Anticipated 2009 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates

December 29**	January 28
March 27	April 28
June 29	July 28
September 28	October 28

*	Payment of dividend for common and preferred shares is subject to approval by the Board of Directors

**	2008
2009 quarterly earnings reporting
2009 quarterly earnings dates are anticipated to be February 26, May 28, August 26 and December 3.
Credit ratings

	Short-term debt	Senior debt	Preferred shares

DBRS	R-1H	AA	Pfd-1
Fitch Ratings	F1+	AA-
Moody’s Investor Service	P-1	Aa2
Standard & Poor’s	A-1	A+	A-
P-1 (low)
Shareholder investment plan (SIP)
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Direct dividend deposit service
Canadian residents may have their CIBC common share dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).

CIBC Annual Accountability Report 2008	179

Shareholder Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(416) 643-5500 or fax (416) 643-5501
1 (800) 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 (800) 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: (416) 980-2211
SWIFT code: CIBCCATT
Telex number: 065 24116
Cable address: CANBANKATOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 26, 2009 at 10 a.m. (Pacific Standard Time) in Vancouver, British Columbia at The Fairmont Waterfront Hotel, The Waterfront Ballroom, 900 Canada Place Way, Vancouver, British Columbia, V6C 3L5.
CIBC Annual Accountability Report 2008
Additional print copies of the Annual Accountability Report may be obtained by calling (416) 980-6657 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le (416) 980-6657 ou nous faire parvenir un courriel à rapportfinancier@ cibc.com.
La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call (416) 980-4523 or fax (416) 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 (800) 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 (800) 308-6859 (Toronto (416) 861-3313) or by fax at 1 (800) 308-6861 (Toronto (416) 980-3754).
The following are trademarks of CIBC or its subsidiaries:
Aventura, CIBC Access for All, CIBC Access to Opportunity, CIBC Advantage, CIBC Connection to Employment, CIBC Enviro-Saver, CIBC Everyday, CIBC Financial HealthCheck, CIBC Imperial Service, CIBC Logo, CIBC 60 Plus Advantage, CIBC Spirit of Leadership Community Award, CIBC Unlimited , CIBC World Markets, CIBC Youthvision, FirstCaribbean International Bank, “For what matters”, Miracle Day, “Not All Heroes Wear Capes”, Professional Edge, ReConnect: Career Renewal for Returning Professional Women, Renaissance Investments, SmartStart, “What matters to me”, Wood Gundy.
The following are trademarks of other parties:
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
Aeroplan is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
Computers for Schools is a trademark of Industry Canada.
Junior Achievement is a registered trademark of Junior Achievement of Canada.
Kids in the Know is a trademark of Child Find Manitoba Inc.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
United Way logo is a registered trademark of United Way of Canada.
* Registered Trademark of Visa International Inc./CIBC Licensed User
Wellness Checkpoint is a registered trademark of Infotech Inc.
YMCA is a trademark of YMCA Canada.

180	CIBC Annual Accountability Report 2008

We’d like to know what you think
about this year’s report. Please e-mail
investorrelations@cibc.com.
Visit our website at www.cibc.com.
Public Accountability Statement
You can access our 2008 Public Accountability Statement
by visiting our website at www.cibc.com/pas.
For more information contact:
CIBC Communications and Public Affairs
25 King Street West
Commerce Court North, 30th floor
Toronto, Ontario M5L 1A2
E-mail: pas@cibc.com
Telephone: 1 (800) 465-CIBC (2422)
Fax: (416) 861-3757
TTY: 1 (800) 465-7401 (teletype device for the hearing impaired)
All paper used in the production of the CIBC 2008 Annual Accountability Report has been certified by the Forest Stewardship Council (FSC). FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules. Paper fibre used for the cover of the report has 50%) recycled content, including 25% post-consumer waste and is acid free and elemental chlorine free. The text paper fibre of this report has 30% post-consumer waste and is also acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.